Form 10-K405, Exhibit 13
period 1995-12-31
SEAGULL ENERGY CORP
filed 1996-04-01
CIK 320321

================================================================================

                       CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------
                                    CONTENTS
- --------------------------------------------------------------------------------

                                                                                  PAGE
Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . .     19
Management's Discussion and Analysis of Financial Condition and
   Results of Operations (Unaudited)  . . . . . . . . . . . . . . . . . . . .     20
Consolidated Statements of Earnings . . . . . . . . . . . . . . . . . . . . .     32
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . .     33
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . .     34
Consolidated Statements of Shareholders'Equity  . . . . . . . . . . . . . . .     35
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . .     36
Report of Management to Shareholders  . . . . . . . . . . . . . . . . . . . .     64
Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . . . . .     65

- --------------------------------------------------------------------------------
                         SELECTED FINANCIAL DATA(1)(2)
                (Dollars in Thousands Except Per Share Amounts)
- --------------------------------------------------------------------------------

                                                Year Ended December 31,
                                  1995       1994        1993       1992        1991
- ---------------------------------------------------------------------------------------
Revenues  . . . . . . . . . .  $ 336,273  $ 408,104   $ 377,165  $ 238,829   $ 248,537
Earnings applicable to
   common stock(3)  . . . . .        632      3,246      27,198      6,688       5,107
Earnings per share(3)(4)  . .       0.02       0.09        0.76       0.26        0.23
Net cash provided by
   operating activities before
   changes in operating
   assets and liabilities . .     97,384    166,765     160,762     81,368      66,654
Net cash provided by
   operating activities . . .     63,283    170,925     119,761     72,187      69,773
Total assets  . . . . . . . .  1,198,796  1,299,550   1,118,251  1,102,964     618,552
Long-term portion of debt . .    545,343    620,805     459,787    608,011     219,154
Shareholders' equity(5) . . .    447,668    441,101     439,379    243,673     235,797
Capital expenditures  . . . .     85,347    150,252     112,042     43,651      71,709
Acquisitions,
   net of cash acquired . . .         --    193,859      29,470    401,888     201,767

(1) Reference is made to the Consolidated Financial Statements of Seagull Energy Corporation and Subsidiaries and Notes thereto, appearing on pages 32 through 63 of this Annual Report.
(2) Includes (i) certain gas and oil assets purchased from Mesa Limited Partnership since March 8, 1991, (ii) Seagull Mid-South Inc. since December 31, 1992, and (iii) Seagull Energy Canada Ltd. since January 4, 1994.
(3) 1992 includes the cumulative effect of two changes in accounting principles representing an increase in earnings of approximately $2.3 million, or $0.09 per share.
(4) Per share data have been restated to reflect a two-for-one split of the Company's common shares effected June 4, 1993.
(5) The Company has not declared any cash dividends on its common stock since it became a public entity in 1981.





                                                 -------------------------------
                                                 Seagull Energy Corporation   19

================================================================================

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                            OPERATIONS (UNAUDITED)

                             RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------
                            CONSOLIDATED HIGHLIGHTS
                (Dollars in Thousands Except Per Share Amounts)
- --------------------------------------------------------------------------------

                                                                                                             Percent Change
                                                                    1995         1994          1993       1994-'95     1993-'94
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues:
 Exploration and production   . . . . . . . . . . . . . .       $ 209,328     $ 262,543     $ 227,437        -  20       +   15
 Pipeline and marketing   . . . . . . . . . . . . . . . .          29,175        39,963        42,484        -  27       -    6
 Alaska transmission and distribution   . . . . . . . . .          97,770       105,598       107,244        -   7       -    2
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                $ 336,273     $ 408,104     $ 377,165        -  18       +    8
====================================================================================================================================
Operating profit (loss):
 Exploration and production   . . . . . . . . . . . . . .       $ (46,756)    $  28,266     $  42,969        - 265       -   34
 Pipeline and marketing   . . . . . . . . . . . . . . . .           9,165        11,936        14,065        -  23       -   15
 Alaska transmission and distribution   . . . . . . . . .          23,141        21,865        18,955        +   6       +   15
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                $ (14,450)    $  62,067     $  75,989        - 123       -   18
====================================================================================================================================
Net earnings  . . . . . . . . . . . . . . . . . . . . . .       $     632     $   3,246     $  27,198        -  81       -   88
Net cash provided by operating activities before
 changes in operating assets and liabilities  . . . . . .          97,384       166,765       160,762        -  42       +    4
Net cash provided by operating activities . . . . . . . .          63,283       170,925       119,761        -  63       +   43
Earnings per share  . . . . . . . . . . . . . . . . . . .            0.02          0.09          0.76        -  78       -   88
====================================================================================================================================
Weighted average number of common shares
 outstanding (in thousands)   . . . . . . . . . . . . . .          36,717        36,904        35,790        -   1       +    3
====================================================================================================================================

  Revenues and operating profit (loss) are discussed in the respective segment sections.

- --------------------------------------------------------------------------------
                         1995 RESULTS COMPARED TO 1994
- --------------------------------------------------------------------------------

  Seagull Energy Corporation and Subsidiaries ("Seagull" or the "Company") recorded a decrease in net earnings for the year ended December 31, 1995 as compared to 1994 primarily due to a decrease in operating profit and an increase in general and administrative ("G&A") expense, which were substantially offset by the pre-tax gain on the sale of certain pipeline assets in September 1995 of $82 million. The decrease in operating profit is primarily due to declines in the exploration and production ("E&P") segment resulting from the 16% reduction in the Company's average realized natural gas prices and a $44.4 million non-cash charge for the impairment of gas and oil properties. The increase in G&A expense is primarily due to one-time pre-tax charges of $8 million for expenses involved in the workforce reduction and consolidation implemented by the Company during the second quarter of 1995. See the "Exploration and Production," "Pipeline and Marketing" and "Other (Income) Expense" sections below for further discussion.

  Net cash provided by operating activities before and after changes in operating assets and liabilities decreased for the year ended December 31, 1995 versus 1994 primarily due to decreases in E&P revenues, which are a result of lower natural gas prices and lower natural gas production, and one-time pre-tax charges of $8 million for expenses involved in the workforce reduction and consolidation. Net cash provided by operating activities after changes in operating assets and liabilities was further





- -------------------------------
20   Seagull Energy Corporation

================================================================================

reduced by an increase in accounts receivable due to increased natural gas prices and marketing volumes in late 1995 as compared to the 1994 period and a decrease in accounts payable as a result of lower accrued capital expenditures.

- --------------------------------------------------------------------------------
                         1994 RESULTS COMPARED TO 1993
- --------------------------------------------------------------------------------

  Net earnings decreased for the year ended December 31, 1994 as compared to 1993 due to a decrease in operating profit and an increase in interest expense, partially offset by a decrease in income taxes. Operating profit decreased primarily due to a 34% decrease in the operating profit of the E&P segment. The 40% increase in interest expense was a result of a higher level of debt outstanding due to debt incurred to finance the acquisition of Novalta Resources Inc. (the "Seagull Canada Acquisition") and an increase in interest rates. Net earnings in 1994 include a pre-tax expense of approximately $2 million relating to costs incurred in obtaining shareholder approval to create a new class of common stock of the Company intended to reflect separately the performance of the Company's Alaska transmission and distribution segment (the "ENSTAR Alaska Stock"). There were no shares of the ENSTAR Alaska Stock issued or outstanding as of December 31, 1995 and 1994. The 1993 results included a pre-tax gain of approximately $3.8 million relating to sales of non-strategic producing properties.

  Net cash provided by operating activities before changes in operating assets and liabilities for 1994 increased in comparison to 1993 primarily due to the Seagull Canada Acquisition and to production beginning in late 1993 and early 1994 from certain of the Company's discoveries, partially offset by lower natural gas prices and higher interest expense. Net cash provided by operating activities after changes in operating assets and liabilities for 1994 increased substantially in comparison to 1993 primarily due to significant decreases during 1993 in both accounts payable and prepaid gas and oil sales. Accounts payable recorded in connection with the purchase of Seagull Mid-South Inc., formerly Arkla Exploration Company, at December 31, 1992 decreased substantially during the first year of operations by the Company.





                                                 -------------------------------
                                                 Seagull Energy Corporation   21

================================================================================

                           EXPLORATION AND PRODUCTION
- --------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)

                                                                                                             Percent Change
                                                                   1995          1994          1993       1994-'95     1993-'94
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues:
 Natural gas  . . . . . . . . . . . . . . . . . . . . . .       $ 186,055     $ 237,269     $ 203,137        -  22       +   17
 Oil and condensate   . . . . . . . . . . . . . . . . . .          19,788        23,346        23,597        -  15       -    1
 Natural gas liquids  . . . . . . . . . . . . . . . . . .           3,283         2,889         3,132        +  14       -    8
 Other  . . . . . . . . . . . . . . . . . . . . . . . . .             202          (961)       (2,429)       + 121       +   60
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                  209,328       262,543       227,437        -  20       +   15
Lifting costs . . . . . . . . . . . . . . . . . . . . . .          58,633        63,989        53,243        -   8       +   20
General operating expense . . . . . . . . . . . . . . . .           8,410        11,353        10,408        -  26       +    9
Exploration charges . . . . . . . . . . . . . . . . . . .          29,555        26,888        17,265        +  10       +   56
Depreciation, depletion and amortization  . . . . . . . .         115,110       132,047       103,552        -  13       +   28
Impairment of gas and oil properties  . . . . . . . . . .          44,376            --            --           NA           --
- ------------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) . . . . . . . . . . . . . . . . .       $ (46,756)    $  28,266     $  42,969        - 265       -   34
====================================================================================================================================
OPERATING DATA:
Net daily production(1):
 Natural gas (MMcf)   . . . . . . . . . . . . . . . . . .           333.8         355.2         279.5        -   6       +   27
 Oil and condensate (Bbl)   . . . . . . . . . . . . . . .           3,282         4,186         3,868        -  22       +    8
 Natural gas liquids (Bbl)  . . . . . . . . . . . . . . .             986           877           773        +  12       +   13
 Combined (MMcfe)(2)  . . . . . . . . . . . . . . . . . .           359.4         385.6         307.4        -   7       +   25
Average sales prices:
 Natural gas ($ per Mcf)  . . . . . . . . . . . . . . . .            1.53          1.83          1.99        -  16       -    8
 Oil and condensate ($ per Bbl)   . . . . . . . . . . . .           16.52         15.28         16.72        +   8       -    9
 Natural gas liquids ($ per Bbl)  . . . . . . . . . . . .            9.12          9.03         11.10        +   1       -   19
 Combined ($ per Mcfe)(2)   . . . . . . . . . . . . . . .            1.60          1.87          2.03        -  14       -    8
Lifting costs ($ per Mcfe):
 Lease operating expense  . . . . . . . . . . . . . . . .            0.27          0.26          0.25        +   4       +    4
 Workover expense   . . . . . . . . . . . . . . . . . . .            0.02          0.02          0.04           --       -   50
 Production taxes   . . . . . . . . . . . . . . . . . . .            0.05          0.06          0.08        -  17       -   25
 Transportation expense   . . . . . . . . . . . . . . . .            0.08          0.08          0.07           --       +   14
 Ad valorem taxes   . . . . . . . . . . . . . . . . . . .            0.03          0.03          0.03           --           --
 Total  . . . . . . . . . . . . . . . . . . . . . . . . .            0.45          0.45          0.47           --       -    4
DD&A rate ($ per Mcfe)  . . . . . . . . . . . . . . . . .            0.88          0.94          0.92        -   6       +    2
====================================================================================================================================

(1) Natural gas stated in million cubic feet ("MMcf") or thousand cubic feet ("Mcf"); oil and condensate and natural gas liquids stated in barrels ("Bbl").
(2) Mcfe and MMcfe represent the equivalent of one thousand cubic feet and one million cubic feet of natural gas, respectively. Oil, condensate and natural gas liquids are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content.

- --------------------------------------------------------------------------------
                         1995 RESULTS COMPARED TO 1994
- --------------------------------------------------------------------------------

  The decrease in operating profit of the E&P segment for the year ended December 31, 1995 as compared to the 1994 period was primarily due to a 20% decrease in revenues and a $44.4 million non-cash charge for impairment of gas and oil properties, partially offset by decreased depreciation, depletion and amortization ("DD&A") expense, lower lifting costs and reduced general operating expenses.

  The decrease in revenues was primarily the result of a 16% year-to-year decrease in the average realized natural gas price and a 6% decline in gas production. The price decline was due to several factors beyond the control of





- -------------------------------
22   Seagull Energy Corporation

================================================================================

the Company, including warm weather, new gas supply, utilization of competitive fuels and low demand for storage refills. The Company's average realized gas prices remained depressed throughout much of the year, averaging as low as $1.40 per Mcf in the U.S. during February and $0.90 per Mcf in Canada during August. Average prices for the full year were $1.64 per Mcf domestically and $1.02 per Mcf in Canada. The decrease in production was due to lower sustainable deliverability, a consequence of normal declines in production from developed properties and the combined impact of substantially lower levels of development expenditures in late 1994 and all of 1995 and voluntary production curtailments over that same period, both of which were a result of the low natural gas price environment. The Company's long-standing policy is to curtail production as well as reduce the level of development expenditures when prices are not at acceptable levels.

  Lifting costs decreased as a result of the lower production. While the overall amount of lifting costs decreased, lifting costs per equivalent unit of production were unchanged.

  General operating expense was lower year-to-year as a result of the workforce reduction and consolidation implemented by the Company during the second quarter of 1995. Estimated annual savings from the Company's workforce reduction and consolidation are expected to total approximately $8 million and will be reflected in lower general operating and G&A expenses.

  Exploration charges, which include seismic costs, dry hole costs and delay rentals, increased due to a significant increase in seismic costs during 1995. The increase in seismic costs is due to increased use of 3-D seismic surveys on offshore exploratory blocks. While dry hole costs were essentially unchanged from the prior year, Seagull was successful on 12 gross exploratory wells in 26 attempts (including two wells being completed at year-end) compared with 10 successes out of 23 wells drilled in 1994. Those results include three successful gross exploratory wells in six attempts in Canada during 1995 compared with five successful gross exploratory wells in six attempts during 1994.

  Effective March 31, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result of the adoption of this standard, the Company recognized a non-cash pre-tax charge against earnings during the first quarter of $44.4 million. As a result of the impairment and a change in the mix of properties being produced, the Company's average DD&A rate per equivalent unit of production decreased from $0.94 per Mcfe for 1994 to $0.88 per Mcfe for 1995. DD&A expense for 1995 decreased from the 1994 period due to this lower average DD&A rate per equivalent unit of production as well as the 7% decrease in total production.

- --------------------------------------------------------------------------------
                         1994 RESULTS COMPARED TO 1993
- --------------------------------------------------------------------------------

  Operating profit for the E&P segment in 1994 as compared to 1993 decreased, despite higher natural gas production, due to lower natural gas prices and increased DD&A expense, lifting costs and exploration charges.

  The 27% increase in natural gas production was primarily due to production contributed from properties acquired in connection with the Seagull Canada Acquisition on January 4, 1994, which averaged 54.1 MMcf per day in 1994, and to production beginning in late 1993 and early 1994 from certain of the Company's discoveries. The increases in production would have been higher but for voluntary curtailments for approximately one-third of the year during 1994 when natural gas prices were below acceptable levels.

  The increases in DD&A expense and lifting costs resulted from the significant increases in production. DD&A expense per equivalent unit of production also increased from 1993 to 1994 primarily as a result of the change in the mix of the properties being produced. While





                                                 -------------------------------
                                                 Seagull Energy Corporation   23

================================================================================

total lifting costs increased from 1993 to 1994, lifting costs per equivalent unit of production declined 4% due primarily to a decrease in workover expenses and production taxes.

  Exploration charges increased primarily due to higher dry hole costs and the increased use of 3-D seismic surveys on offshore exploratory blocks. During 1994 Seagull was successful on 10 gross exploratory wells in 23 attempts, compared with eight successes out of 27 wells drilled in 1993. The increased dry hole expense per well is primarily due to Seagull retaining larger working interests in 1994 in the wells drilled offshore Texas and Louisiana and costs associated with deepening successful exploratory wells to deeper zones that ultimately proved to be dry.

- --------------------------------------------------------------------------------
                                   OUTLOOK
- --------------------------------------------------------------------------------

  The E&P segment is the Company's primary growth area. That growth has been achieved over the past eight years primarily through acquisitions: Houston Oil & Minerals Corporation in 1988; the assets of Houston Oil Trust in 1989; Wacker Oil Inc. in 1990; certain gas and oil assets from Mesa Limited Partnership in 1991; Seagull Mid-South Inc. in 1992 and Seagull Energy Canada Ltd. ("Seagull Canada"), formerly Novalta Resources Inc. ("Novalta") in 1994. See Note 5 of Notes to Consolidated Financial Statements beginning on page 40 of this Annual Report.

  The future results of the E&P segment will be affected by the market prices of natural gas and oil. The availability of a ready market for oil, natural gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other crude oil, natural gas and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil, gas and liquid products, the regulatory environment, and other regional and political events, none of which can be predicted with certainty. While sustained cold weather has helped increase natural gas prices during late 1995 and the first weeks of 1996, short-term natural gas prices remain volatile. As in the past, the Company expects to continue curtailing a portion of its gas production whenever prices are deemed to be below acceptable levels.

                             PIPELINE AND MARKETING
- --------------------------------------------------------------------------------
(Dollars in Thousands)

                                                                                                             Percent Change
                                                                   1995          1994          1993       1994-'95     1993-'94
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (*):
Pipelines . . . . . . . . . . . . . . . . . . . . . . . .       $   5,554     $   6,334     $   8,561        -  12       -   26
Marketing and supply  . . . . . . . . . . . . . . . . . .           1,634         3,772         2,862        -  57       +   32
Gas processing  . . . . . . . . . . . . . . . . . . . . .           1,144           784           518        +  46       +   51
Operating and construction services . . . . . . . . . . .             833         1,046         2,124        -  20       -   51
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                $   9,165     $  11,936     $  14,065        -  23       -   15
====================================================================================================================================
OPERATING DATA (*):
Average daily volumes (MMcf):
 Gas gathering  . . . . . . . . . . . . . . . . . . . . .             214           277           311        -  23       -   11
 Partnership systems (net)  . . . . . . . . . . . . . . .             106           112           117        -   5       -    4
 Marketing and supply   . . . . . . . . . . . . . . . . .             560           552           446        +   1       +   24
Gas processing:
 Average daily inlet volumes (MMcf)   . . . . . . . . . .             238           278           273        -  14       +    2
 Average daily net production (Bbl)   . . . . . . . . . .           3,926         4,140         3,305        -   5       +   25
====================================================================================================================================

(*) On September 25, 1995, the Company sold substantially all of its pipelines and gas processing assets. Average daily volumes for pipelines and gas processing assets are based on the number of days those assets were owned by the Company.





- -------------------------------
24   Seagull Energy Corporation

================================================================================

- --------------------------------------------------------------------------------
                         1995 RESULTS COMPARED TO 1994
- --------------------------------------------------------------------------------

  On September 25, 1995, the Company and three other sellers completed the sale of their disparate interests in 19 natural gas gathering systems and a gas processing plant. The purchaser paid Seagull and the other sellers $154.8 million in cash for the assets. The Company's share of gross proceeds was approximately $100 million. Net proceeds after payment of approximately $3 million in transaction costs were used to lower the Company's borrowings under its U.S. revolving credit facility (the "U.S. Credit Agreement"). From its share of the proceeds, Seagull realized a one-time, pre-tax gain of approximately $82 million recorded in the third quarter. For the nine months ended September 30, 1995, the pipeline assets the Company disposed of (the "Pipeline Assets") contributed $6.2 million and for the years ended December 31, 1994 and 1993, the Pipeline Assets contributed $6.7 million and $8.4 million, respectively, to the operating profit of the pipeline and marketing segment. In accordance with SFAS No. 121, the Company ceased depreciating the Pipeline Assets in April 1995 at the time of the announcement of the Company's intention to sell those assets.

  Operating profit for the pipeline and marketing segment declined $2.8 million in 1995 from 1994 primarily for three reasons -- lower margins received on third party marketing sales, lower marketing fees received from the sale of the E&P segment's domestic gas production (which were due to lower gas prices and production), and the sale of the Pipeline Assets in the third quarter of 1995 (such assets contributed approximately $1.6 million operating profit in the fourth quarter of 1994).

- --------------------------------------------------------------------------------
                         1994 RESULTS COMPARED TO 1993
- --------------------------------------------------------------------------------

  In the pipeline and marketing segment, operating profit decreased in 1994 as compared to 1993 primarily due to declines in the pipelines and operating and construction services areas, partially offset by an increase in marketing and supply.

  Operating profit in the pipelines area, which included the Company's gas gathering and product pipeline systems as well as the Company's interests in two partnership systems, decreased primarily as a result of reduced volumes delivered as a result of the natural depletion of the reserves serviced by the systems.

  In the marketing and supply area, operating profit improved in 1994 over 1993 due to a 24% increase in sales volumes due primarily to increases in the E&P segment's domestic natural gas production.

  Operating profit for the operating and construction services area declined in 1994 because of the first quarter completion of a gas pipeline construction project the Company began in mid-1993.

- --------------------------------------------------------------------------------
                                    OUTLOOK
- --------------------------------------------------------------------------------

  Operating profit for the pipelines and gas processing areas is expected to be significantly reduced in 1996 due to the sale of the Pipeline Assets. The Company is however expanding its marketing activities by adding staff, upgrading support facilities and expanding the marketing activities it conducts for third parties. Seagull also expects to continue to market the E&P segment's production and to continue its efforts in the operations and construction services area.

  Furthermore in 1995, the Company initiated an active risk management program for both its own E&P production and third party activities, utilizing such derivative financial instruments as futures contracts, options and swaps. The primary objective of the risk management program is to help ensure more stable cash flow. However, Seagull expects to leave the majority of its own E&P production either unhedged or protected only from price decreases so that it can benefit from expected gas price strengthening. The risk management program is also an important part of the Company's third party marketing efforts, allowing the Company to convert a customer's requested price to a price structure that is consistent with the Company's overall pricing strategy.

  The operations and construction services area was engaged in 1995 to build an approximately 114-mile onshore pipeline. The project began in late 1995 and Seagull will operate the new pipeline upon completion.





                                                 -------------------------------
                                                 Seagull Energy Corporation   25

================================================================================

                      ALASKA TRANSMISSION AND DISTRIBUTION
- --------------------------------------------------------------------------------
(Dollars in Thousands Except Per Unit Amounts)

                                                                                                             Percent Change
                                                                   1995          1994          1993       1994-'95     1993-'94
- ------------------------------------------------------------------------------------------------------------------------------------
Revenues  . . . . . . . . . . . . . . . . . . . . . . . .       $  97,770     $ 105,598     $ 107,244        -   7       -    2
Cost of gas sold  . . . . . . . . . . . . . . . . . . . .          46,328        54,465        59,898        -  15       -    9
Operations and maintenance expense  . . . . . . . . . . .          20,504        21,516        20,880        -   5       +    3
Depreciation, depletion and amortization  . . . . . . . .           7,797         7,752         7,511        +   1       +    3
- ------------------------------------------------------------------------------------------------------------------------------------
Operating profit  . . . . . . . . . . . . . . . . . . . .       $  23,141     $  21,865     $  18,955        +   6       +   15
====================================================================================================================================
OPERATING DATA:
Degree days(1)  . . . . . . . . . . . . . . . . . . . . .           9,997        10,291         9,382        -   3       +   10
Volumes (Bcf)(2):
 Gas Sold   . . . . . . . . . . . . . . . . . . . . . . .            26.4          31.3          28.9        -  16       +    8
 Gas Transported  . . . . . . . . . . . . . . . . . . . .            17.9          12.8          11.3        +  40       +   13
 Combined   . . . . . . . . . . . . . . . . . . . . . . .            44.3          44.1          40.2           --       +   10
Margins ($ per Mcf):
 Gas Sold   . . . . . . . . . . . . . . . . . . . . . . .            1.66          1.49          1.49        +  11           --
 Gas Transported  . . . . . . . . . . . . . . . . . . . .            0.43          0.35          0.36        +  23       -    3
 Combined   . . . . . . . . . . . . . . . . . . . . . . .            1.16          1.16          1.17           --       -    1
Year-end customers  . . . . . . . . . . . . . . . . . . .          92,100        90,100        88,200        +   2       +    2
====================================================================================================================================

(1) A measure of weather severity calculated by subtracting the mean temperature for each day from 65 degrees Fahrenheit. More degree days equate to colder weather.
(2)   Natural gas stated in billion cubic feet ("Bcf").

- --------------------------------------------------------------------------------
                         1995 RESULTS COMPARED TO 1994
- --------------------------------------------------------------------------------

  Operating profit of the Alaska transmission and distribution segment (ENSTAR Natural Gas Company, a division of the Company, and Alaska Pipeline Company, a wholly owned subsidiary, (collectively referred to herein as "ENSTAR Alaska")) for the year ended December 31, 1995 improved from the 1994 period primarily as a result of lower operations and maintenance expense due to lower permit fees paid.

  In the first quarter of 1995, two large military power plants that previously purchased gas from ENSTAR Alaska began purchasing gas directly from gas producers. However, ENSTAR Alaska has been authorized by the Alaska Public Utilities Commission to transport the customers' gas supplies for a fee that is essentially comparable to the margin (revenues net of the associated cost of gas sold) it previously earned. Accordingly, overall operating profit for the Alaska transmission and distribution segment was basically unaffected by this change.

- --------------------------------------------------------------------------------
                         1994 RESULTS COMPARED TO 1993
- --------------------------------------------------------------------------------

  Operating profit from ENSTAR Alaska for the year ended December 31, 1994 increased from 1993 primarily due to higher non-power customer demand due to an increase in customers and colder weather.

- --------------------------------------------------------------------------------
                                    OUTLOOK
- --------------------------------------------------------------------------------

  Future operating profit for this segment will be affected by weather, regulatory action and customer growth in ENSTAR Alaska's service area.

  The Company expects customer growth to continue to be relatively modest. During the 1995 summer construction season, approximately 33 miles of new distribution pipeline were installed to connect some 2,000 new customers. In September 1995, ENSTAR Alaska entered into a





- -------------------------------
26   Seagull Energy Corporation

================================================================================

33-year agreement to lease a 60 mile, 8-inch diameter pipeline between Anchorage, Alaska and Whittier, Alaska. Conversion of the pipeline to natural gas is expected to be completed in 1996. The new pipeline is expected to account for nearly 1,000 new customers over the next two to three years.

                             OTHER (INCOME) EXPENSE

- ------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                                       Percent Change
                                                                  1995       1994         1993      1994-'95    1993-'94
- ------------------------------------------------------------------------------------------------------------------------
General and administrative  . . . . . . . . . . . . . . .    $   19,167    $ 10,252     $ 11,666    +     87       - 12
Interest expense  . . . . . . . . . . . . . . . . . . . .        52,814      51,550       36,753    +      2       + 40
Gain on sales of property, plant and equipment, net . . .       (83,591)       (413)      (3,929)   + 20,140       - 89
Interest income and other . . . . . . . . . . . . . . . .        (1,160)       (254)      (1,779)   +    357       - 86
- ------------------------------------------------------------------------------------------------------------------------
                                                             $  (12,770)   $ 61,135     $ 42,711    -    121       + 43
========================================================================================================================

- --------------------------------------------------------------------------------
                        1995 RESULTS COMPARED TO 1994
- --------------------------------------------------------------------------------

    General and administrative expenses represent various overhead costs of corporate departments. All overhead expenses directly related to the operations of the Company's business segments are included in operations and maintenance costs and exploration charges. G&A expenses increased in 1995 primarily due to one-time pre-tax charges of $8 million for expenses involved in the Company's workforce reduction and consolidation and an increase in costs associated with three compensation plans, one for outside directors, one for key managers, and the other for all Seagull employees, that are tied directly to the price of the Company's common stock ("Common Stock"). The closing price of Seagull Common Stock increased 16% from $19.125 at December 31, 1994 to $22.25 on December 31, 1995, compared to a 25% decrease in the 1994 period. Lower operations and maintenance expenses and G&A expenses resulting from the Company's workforce reduction and consolidation are expected to total approximately $8 million annually.

    In October 1995, the Financial Accounting Standards Board approved the issuance of SFAS No. 123, "Accounting for Stock-Based Compensation." This SFAS establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 allows a company to adopt a fair value based method of accounting for an employee stock-based compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," Seagull's current accounting method. Under the intrinsic value method, the Company records no compensation expense for stock options granted, as the exercise price of all options granted is equal to the closing price of Seagull's common stock on the day of grant. However, under the fair value method, the Company would record compensation expense for similar grants based on an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the stock and its expected volatility and the risk-free interest rate for the expected term of the option. Seagull has undertaken a preliminary study of SFAS No. 123 and has determined that the Company will continue to follow the intrinsic value method. The disclosures required by SFAS No. 123 will be included in the Company's consolidated financial statements for the year ended December 31, 1996.

    The increase in interest expense for the year ended December 31, 1995 over 1994 was a result of an increase in the overall level of interest rates since the 1994 period. The average interest rates on the Company's U.S. Credit Agreement were 6.8% and 5.2% for the years ended December 31, 1995 and 1994, respectively.




                                                   -----------------------------
                                                   Seagull Energy Corporation 27

================================================================================

    After giving effect to the Company's interest rate swaps, between 55% and 65% of the Company's long-term debt bears interest at various fixed rates through the end of 1996. The remainder of the outstanding debt bears interest at various market sensitive interest rates.

    During 1995, the Company repaid a portion of the debt balance outstanding under the Company's Canadian revolving credit facility (the "Canadian Credit Agreement"). While the payment of the Canadian Credit Agreement was funded through additional borrowings under the U.S. Credit Agreement, the average interest rate for the U.S. Credit Agreement was significantly lower than the average interest rate for the Canadian Credit Agreement. In addition, since proceeds from the sales of the Pipeline Assets and substantially all of the Company's Internal Revenue Code Section 29 Tax Credit- bearing gas properties (the "Section 29 Properties") were used to pay down the Company's borrowings under the U.S. Credit Agreement, the Company expects its interest costs to decrease substantially for the year ended December 31, 1996.

    The increase in the gain on sales of property, plant and equipment for the year ended December 31, 1995 as compared to 1994 is primarily due to the $82 million pre-tax gain on the sale of the Pipeline Assets.

    Interest income and other for 1994 includes approximately $2 million relating to costs incurred in gaining shareholder approval to create the ENSTAR Alaska Stock.

- --------------------------------------------------------------------------------
                        1994 RESULTS COMPARED TO 1993
- --------------------------------------------------------------------------------

    General and administrative expenses decreased 12% from 1993 to 1994 primarily as a result of costs associated with the three compensation plans discussed above, partially offset by increases in costs related to potential acquisitions which were not consummated. The closing price of the Common Stock decreased 25% from $25.375 at December 31, 1993 to $19.125 at December 31, 1994, compared to a 63% increase in the 1993 period.

    Interest expense increased in 1994 compared to 1993 as a result of an increase in the level of debt outstanding due primarily to new debt incurred in early 1994 to finance the Seagull Canada Acquisition and secondarily to the steady increase in short-term interest rates during the year.

    Gain on sales of property, plant and equipment for 1993 includes a pre-tax gain of approximately $3.8 million relating to sales of non-strategic oil and gas producing properties. Net proceeds from the sales totaled approximately $13 million.

    As discussed above, interest income and other for 1994 includes approximately $2 million relating to the ENSTAR Alaska Stock.

                                 INCOME TAXES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                        1995 RESULTS COMPARED TO 1994
- --------------------------------------------------------------------------------

    Seagull's income tax benefit was essentially unchanged from 1994 to 1995. Seagull recognized an income tax benefit of $2.3 million for 1995 versus the income tax benefit of $0.6 million that would have resulted in 1995 using the statutory federal tax rate of 35%. This difference is primarily attributable to the utilization of approximately $3.1 million in Internal Revenue Code Section 29 Tax Credits ("Section 29 Credits") to reduce its 1995 regular income tax liability. The Section 29 Credits are allowed for production of fuels derived from nonconventional sources that are sold to nonrelated parties. The Section 29 Credits decreased from the prior year due to a decrease in production and the sale of the Section 29 Properties during the third quarter of 1995.

- --------------------------------------------------------------------------------
                        1994 RESULTS COMPARED TO 1993
- --------------------------------------------------------------------------------

    The decrease in income taxes for the year ended December 31, 1994 versus the prior year was primarily the result of lower earnings before income taxes. Seagull





- -----------------------------
28 Seagull Energy Corporation

================================================================================

incurred an income tax benefit of $2.3 million for 1994 versus the income tax expense of $0.3 million that would have resulted using the statutory federal tax rate of 35% primarily due to the utilization of approximately $5.5 million in Section 29 Credits to reduce its 1994 regular income tax liability.

                        LIQUIDITY AND CAPITAL RESOURCES
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
                             CAPITAL EXPENDITURES
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)
                                                                                                        Percent Change
                                                                  1995       1994         1993      1994-'95    1993-'94
- ------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES:
      Exploration and production:
       Lease acquisitions . . . . . . . . . . . . . . . .    $   12,003    $ 17,144     $  7,396     -    30       +132
       Exploration  . . . . . . . . . . . . . . . . . . .        32,124      35,107       26,824     -     8       + 31
       Development  . . . . . . . . . . . . . . . . . . .        32,075      83,839       63,598     -    62       + 32
- ------------------------------------------------------------------------------------------------------------------------
                                                                 76,202     136,090       97,818     -    44       + 39
      Pipeline and marketing  . . . . . . . . . . . . . .           137       2,026        2,115     -    93       -  4
      Alaska transmission and distribution  . . . . . . .         7,611       7,626       10,094          --       - 24
      Corporate . . . . . . . . . . . . . . . . . . . . .         1,397       4,510        2,015     -    69       +124
- ------------------------------------------------------------------------------------------------------------------------
                                                             $   85,347    $150,252     $112,042     -    43       + 34
========================================================================================================================
ACQUISITIONS, NET OF CASH ACQUIRED  . . . . . . . . . . .    $       --    $193,859     $ 29,470     -   100       +558
========================================================================================================================


    The goals of Seagull's E&P capital expenditure program are twofold - expand production via the drill bit and/or acquisition of producing properties, and maintain sustainable deliverability. However, it is also the Company's long-standing policy that total capital expenditures will not be allowed to exceed net cash flow from operating activities before changes in operating assets and liabilities, and therefore, E&P capital spending may be reduced when natural gas prices are below acceptable levels. The Company was successful in 1994 and 1993 in replacing 223% and 126%, respectively, of production. The 1993 success was primarily due to drilling results while 1994 was primarily due to the Seagull Canada Acquisition. The reserve replacement ratio for 1995 was 60%.

    Seagull maintained sustainable deliverability in both 1994 and 1993 but fell short of this goal in 1995. The success in 1994 and 1993 was due to sufficient levels of development spending in both years and to the Seagull Canada Acquisition in 1994. Sustainable deliverability dropped in 1995 due to reductions in development spending because natural gas prices remained below acceptable levels for much of the year.

    Plans for 1996 call for capital expenditures of approximately $132 million, including about $122 million in E&P. Seagull anticipates spending approximately $66 million for development, $9 million for lease acquisitions and $47 million for exploration.

- --------------------------------------------------------------------------------
                              CAPITAL RESOURCES
- --------------------------------------------------------------------------------

    The growth in the E&P segment over the past eight years has been accomplished primarily through acquisitions financed initially by bank borrowings; however, since August 1990, the Company has reduced borrowings under existing bank facilities by $520 million with net proceeds received from three separate Common Stock offerings and the July 1993 sale of Senior and Senior Subordinated Notes, all in underwritten public offerings. In addition, Seagull reduced its borrowings under existing bank facilities in 1995 by $143 million with the proceeds from the sale of the Pipeline Assets and the Section 29 Properties, see below. See Notes 3, 9 and 12 of Notes to Consolidated Financial Statements beginning on page 36 of this Annual Report.






                                                   -----------------------------
                                                   Seagull Energy Corporation 29

================================================================================

    In 1993, the Company entered into the U.S. Credit Agreement with a group of major U. S. and international banks (the "Banks"). Under provisions in the U.S. Credit Agreement the Company, at its option, may request a reduction in the maximum commitment. In June 1995, the Company requested the maximum commitment under the U.S. Credit Agreement be reduced from $725 million to $650 million. The maximum commitment under the U.S. Credit Agreement reduces in equal quarterly amounts of $45 million commencing on March 31, 1997, with a final reduction of $20 million on September 30, 2000. The amount of senior indebtedness available to the Company under the provisions of the U.S. Credit Agreement is subject to a borrowing base (the "Borrowing Base"), based upon the proved reserves of the Company's exploration and production segment and the financial performance of the Company's other business segments. The Borrowing Base is generally determined annually but may be redetermined one additional time each year, at the option of either Seagull or the banks, and upon the sale of certain assets included in the Borrowing Base. The sale of the Pipeline Assets and Section 29 Properties reduced the available Borrowing Base under the U.S. Credit Agreement from $575 million to $500 million. See Notes 3 and 9 of Notes to Consolidated Financial Statements beginning on page 36 of this Annual Report.

    As of February 27, 1996, borrowings outstanding under the U.S. Credit Agreement were $99 million, leaving approximately $185 million of unused borrowing base immediately available, net of outstanding letters of credit of $3 million, $100 million of borrowings under the Senior Notes discussed below, the nominated maximum borrowing availability of $95 million under the Canadian Credit Agreement discussed below, and $18 million in borrowings outstanding under Seagull's money market facilities discussed below.

    In September 1995, the Company sold its Section 29 Properties to an investment group which includes a Seagull subsidiary and two financial investors. For accounting purposes, the Company has treated the sale as a non-recourse monetary production payment reflected in long-term debt on the balance sheet. Net of transaction costs, the proceeds from the sale were approximately $46.3 million in cash. Payments of the production payment liability are funded from the operating cash flow of the properties, less funds required for working capital purposes. The investors are expected to recoup their investment plus their required after-tax rate of return by 2002. Seagull's pre-tax effective interest rate is currently estimated to be 4%.

    In connection with the Seagull Canada Acquisition, Seagull Canada, the indirect wholly owned subsidiary of Seagull which acquired Novalta, entered into the Canadian Credit Agreement with a group of the Banks or their Canadian affiliates. The Canadian Credit Agreement provides for dual currency borrowings in U.S. and Canadian dollars and has a flexible nominated maximum borrowing availability which may be increased or decreased by Seagull Canada at its discretion. During 1995, the Company elected to reduce the nominated maximum borrowing available under the Canadian Credit Agreement from $160 million to $95 million. The Canadian Credit Agreement matures on December 31, 2000 and commitments thereunder begin to decline on March 31, 1997 in equal quarterly reductions of approximately $10.9 million.

    At December 31, 1995, the Company was not in compliance with a certain covenant contained in the U.S. Credit Agreement and a similar covenant in the Canadian Credit Agreement (neither of which was a payment default). The Banks have consented to and waived the event of noncompliance under both the U.S. and Canadian Credit Agreements. Subsequent to December 31, 1995, the Company obtained amendments to the U.S. and Canadian Credit Agreements from the Banks which modify the covenants discussed above.





- -----------------------------
30 Seagull Energy Corporation

================================================================================

    Under both the U.S. and Canadian Credit Agreements, maximum commitments begin to decline in 1997 and any amounts in excess of the maximum commitment must be repaid. As a result of the voluntary reductions in the maximum commitment of each agreement discussed above, approximately $19 million (based on the balances outstanding at December 31, 1995) would be payable during 1997 to remain below the declining maximum commitment levels. The Company intends to revise both the U.S. and Canadian Credit Agreements during 1996 to extend the maturity date of both agreements and delay the reductions in the maximum commitments.

    In July 1993, Seagull sold $100 million of senior notes (the "Senior Notes") and $150 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively the "Notes"). The Senior Notes bear interest at 7-7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The Senior Subordinated Notes bear interest at 8-5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter. The Notes were issued at par and interest is paid semi-annually. Net proceeds from the offering, totaling approximately $245 million, were used to repay borrowings outstanding under the U.S. Credit Agreement.

    In addition to the facilities discussed above, Seagull has money market facilities with three major U. S. banks with a combined maximum commitment of $75 million. These lines of credit bear interest at rates made available by the banks at their discretion and may be canceled at either Seagull's or the banks' discretion. The lines are subject to annual renewal.

    Management believes that the Company's capital resources will be sufficient to finance current and forecasted operations. However, the Company continues to actively pursue potential acquisitions and, depending upon the size and terms of any such acquisition, additional financing may be required.

- --------------------------------------------------------------------------------
                                ENVIRONMENTAL
- --------------------------------------------------------------------------------

    To date, compliance with applicable environmental and safety regulations by the Company has not required any significant capital expenditures or materially affected its business or earnings. The Company believes it is in substantial compliance with environmental and safety regulations and foresees no material expenditures in the future; however, the Company is unable to predict the impact that compliance with future regulations may have on capital expenditures, earnings and competitive position.





                                                   -----------------------------
                                                   Seagull Energy Corporation 31

================================================================================

- --------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF EARNINGS
                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
- --------------------------------------------------------------------------------


                                                                      Year Ended December 31,
                                                                  1995         1994           1993
- --------------------------------------------------------------------------------------------------------
Revenues:
    Exploration and production  . . . . . . . . . . . . .    $   209,328    $ 262,543     $  227,437
    Pipeline and marketing  . . . . . . . . . . . . . . .         29,175       39,963         42,484
    Alaska transmission and distribution  . . . . . . . .         97,770      105,598        107,244
- --------------------------------------------------------------------------------------------------------
                                                                 336,273      408,104        377,165
- --------------------------------------------------------------------------------------------------------

Costs of Operations:
    Alaska transmission and distribution cost of gas sold         46,328       54,465         59,898
    Operations and maintenance  . . . . . . . . . . . . .        105,674      119,987        107,457
    Exploration charges   . . . . . . . . . . . . . . . .         29,555       26,888         17,265
    Depreciation, depletion and amortization  . . . . . .        124,790      144,697        116,556
    Impairment of gas and oil properties  . . . . . . . .         44,376           --             --
- --------------------------------------------------------------------------------------------------------
                                                                 350,723      346,037        301,176
- --------------------------------------------------------------------------------------------------------

Operating Profit (Loss) . . . . . . . . . . . . . . . . .        (14,450)      62,067         75,989
Other (Income) Expense:
    General and administrative  . . . . . . . . . . . . .         19,167       10,252         11,666
    Interest expense  . . . . . . . . . . . . . . . . . .         52,814       51,550         36,753
    Gain on sales of property, plant and equipment, net          (83,591)        (413)        (3,929)
    Interest income and other   . . . . . . . . . . . . .         (1,160)        (254)        (1,779)
- --------------------------------------------------------------------------------------------------------
                                                                 (12,770)      61,135         42,711
- --------------------------------------------------------------------------------------------------------


Earnings (Loss) Before Income Taxes . . . . . . . . . . .         (1,680)         932         33,278
Income Tax Expense (Benefit)  . . . . . . . . . . . . . .         (2,312)      (2,314)         6,080
- --------------------------------------------------------------------------------------------------------

Net Earnings  . . . . . . . . . . . . . . . . . . . . . .    $       632    $   3,246     $   27,198
========================================================================================================

Earnings Per Share  . . . . . . . . . . . . . . . . . . .    $      0.02    $    0.09     $     0.76
========================================================================================================


Weighted Average Number of Common Shares
     Outstanding (in thousands)   . . . . . . . . . . . .         36,717       36,904         35,790
========================================================================================================

See Accompanying Notes to Consolidated Financial Statements.





- -----------------------------
32  Seagull Energy Corporation

================================================================================

- --------------------------------------------------------------------------------
                         CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                                    December 31,
                                                                                1995            1994
- --------------------------------------------------------------------------------------------------------
ASSETS
    Current Assets:
        Cash and cash equivalents   . . . . . . . . . . . . . . . . . .    $     11,205    $     6,432
        Accounts receivable, net  . . . . . . . . . . . . . . . . . . .         119,898        101,346
        Inventories   . . . . . . . . . . . . . . . . . . . . . . . . .           4,947          4,530
        Prepaid expenses and other  . . . . . . . . . . . . . . . . . .          11,331          7,055
- --------------------------------------------------------------------------------------------------------
            Total Current Assets  . . . . . . . . . . . . . . . . . . .         147,381        119,363

    Property, Plant and Equipment - at cost (successful efforts
        method for gas and oil properties)  . . . . . . . . . . . . . .       1,581,002      1,592,152
    Accumulated Depreciation, Depletion and Amortization  . . . . . . .         569,587        467,845
- --------------------------------------------------------------------------------------------------------
                                                                              1,011,415      1,124,307
    Other Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .          40,000         55,880
- --------------------------------------------------------------------------------------------------------

    Total Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  1,198,796    $ 1,299,550
========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities:
        Accounts payable  . . . . . . . . . . . . . . . . . . . . . . .    $     83,111    $    97,315
        Accrued expenses  . . . . . . . . . . . . . . . . . . . . . . .          33,080         31,598
        Prepaid gas and oil sales   . . . . . . . . . . . . . . . . . .              --          2,732
        Current maturities of long-term debt  . . . . . . . . . . . . .           1,214          1,549
- --------------------------------------------------------------------------------------------------------
            Total Current Liabilities   . . . . . . . . . . . . . . . .         117,405        133,194

    Long-Term Debt  . . . . . . . . . . . . . . . . . . . . . . . . . .         545,343        620,805
    Other Noncurrent Liabilities  . . . . . . . . . . . . . . . . . . .          52,276         57,737
    Deferred Income Taxes   . . . . . . . . . . . . . . . . . . . . . .          36,104         46,713

    Shareholders' Equity:
        Common Stock, $.10 par value; authorized 100,000,000 shares;
            issued 36,561,290 (1995) and 36,432,514 shares (1994)   . .           3,656          3,643
        Additional paid-in capital  . . . . . . . . . . . . . . . . . .         326,918        324,820
        Retained earnings   . . . . . . . . . . . . . . . . . . . . . .         124,591        123,959
        Foreign currency translation adjustment   . . . . . . . . . . .             389         (2,684)
        Less - note receivable from employee stock ownership plan   . .          (4,922)        (5,502)
        Less - 308,812 shares (1995) and 326,812 shares (1994) of
            Common Stock held in Treasury, at cost  . . . . . . . . . .          (2,964)        (3,135)
- --------------------------------------------------------------------------------------------------------
            Total Shareholders' Equity  . . . . . . . . . . . . . . . .         447,668        441,101

    Commitments and Contingencies
- --------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity  . . . . . . . . . . . .    $  1,198,796    $ 1,299,550
========================================================================================================

See Accompanying Notes to Consolidated Financial Statements.





                                                   -----------------------------
                                                   Seagull Energy Corporation 33

================================================================================

- --------------------------------------------------------------------------------
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                                   Year Ended December 31,
                                                                              1995           1994         1993
- -------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $      632     $    3,246   $   27,198
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation, depletion and amortization  . . . . . . . . . . .        129,141        147,713      119,544
      Impairment of gas and oil properties  . . . . . . . . . . . . .         44,376             --           --
      Amortization of deferred financing costs  . . . . . . . . . . .          3,429          3,841        4,261
      Deferred income taxes   . . . . . . . . . . . . . . . . . . . .        (12,355)        (5,689)       1,050
      Dry hole expense  . . . . . . . . . . . . . . . . . . . . . . .         16,147         15,931       10,534
      Gain on sales of property, plant and equipment, net   . . . . .        (83,591)          (413)      (3,929)
      Other     . . . . . . . . . . . . . . . . . . . . . . . . . . .           (395)         2,136        2,104
- -------------------------------------------------------------------------------------------------------------------
                                                                              97,384        166,765      160,762
      Changes in operating assets and liabilities,
        net of acquisitions:
          Decrease (Increase) in accounts receivable  . . . . . . . .        (19,094)         8,204       (7,029)
          Decrease in inventories, prepaid expenses and other   . . .          2,104          5,217          757
          Increase (Decrease) in accounts payable   . . . . . . . . .        (13,399)         5,360      (16,292)
          Decrease in prepaid gas and oil sales   . . . . . . . . . .         (2,732)        (7,591)     (27,933)
          Increase (Decrease) in accrued expenses and other   . . . .           (980)        (7,030)       9,496
- -------------------------------------------------------------------------------------------------------------------
            Net Cash Provided By Operating Activities   . . . . . . .         63,283        170,925      119,761

Investing Activities
  Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . .        (85,347)      (150,252)    (112,042)
  Acquisitions, net of cash acquired  . . . . . . . . . . . . . . . .             --       (193,859)     (29,470)
  Proceeds from sales of property, plant and equipment  . . . . . . .        107,514            762       13,428
- -------------------------------------------------------------------------------------------------------------------
            Net Cash Provided By (Used In) Investing Activities   . .         22,167       (343,349)    (128,084)

Financing Activities
  Proceeds from revolving lines of credit and
    other borrowings  . . . . . . . . . . . . . . . . . . . . . . . .        610,373        753,138      599,490
  Principal payments on revolving lines of credit and
    other borrowings  . . . . . . . . . . . . . . . . . . . . . . . .       (733,812)      (582,827)    (750,039)
  Proceeds from monetary production payment liability . . . . . . . .         46,242             --           --
  Principal payments of monetary production payment liability . . . .         (2,386)            --           --
  Fees paid to acquire financing  . . . . . . . . . . . . . . . . . .           (273)           (52)      (6,535)
  Proceeds from sales of common stock . . . . . . . . . . . . . . . .          1,583            473      166,140
  Other         . . . . . . . . . . . . . . . . . . . . . . . . . . .         (2,356)           911          957
- -------------------------------------------------------------------------------------------------------------------
            Net Cash Provided By (Used In) Financing Activities   . .        (80,629)       171,643       10,013

Effect of Exchange Rate Changes on Cash . . . . . . . . . . . . . . .            (48)         1,641           --
- -------------------------------------------------------------------------------------------------------------------
            Increase in Cash and Cash Equivalents   . . . . . . . . .          4,773            860        1,690
Cash and Cash Equivalents at Beginning of Period  . . . . . . . . . .          6,432          5,572        3,882
- -------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period  . . . . . . . . . . . . .     $   11,205     $    6,432   $    5,572
===================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.





- -----------------------------
34 Seagull Energy Corporation

================================================================================

- --------------------------------------------------------------------------------
               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (DOLLARS IN THOUSANDS)
- --------------------------------------------------------------------------------

                                                                              Foreign
                                                     Additional              Currency       Note
                                            Common     Paid-in   Retained   Translation  Receivable  Treasury
                                             Stock     Capital   Earnings    Adjustment  From ESOP    Stock        Total
- ----------------------------------------------------------------------------------------------------------------------------
January 1, 1993 . . . . . . . . . . . .    $ 1,298   $ 158,503  $  93,515   $      --    $ (6,508)  $ (3,135)  $  243,673
  Net earnings  . . . . . . . . . . . .         --          --     27,198          --          --         --       27,198
  Issuance of common stock,
    5,060,000 shares  . . . . . . . . .        506     163,131         --          --          --         --      163,637
  Two-for-one stock split   . . . . . .      1,807      (1,807)        --          --          --         --           --
  Exercise of stock
    options, 271,645 shares   . . . . .         27       2,476         --          --          --         --        2,503
  Repayment of note
    receivable by ESOP  . . . . . . . .         --          --         --          --         479         --          479
  Other         . . . . . . . . . . . .         --       1,889         --          --          --         --        1,889
- ----------------------------------------------------------------------------------------------------------------------------
December 31, 1993 . . . . . . . . . . .      3,638     324,192    120,713          --      (6,029)    (3,135)     439,379
  Net earnings  . . . . . . . . . . . .         --          --      3,246          --          --         --        3,246
  Exercise of stock
    options, 53,855 shares  . . . . . .          5         468         --          --          --         --          473
  Foreign currency
    translation adjustment  . . . . . .         --          --         --      (2,684)         --         --       (2,684)
  Repayment of note
    receivable by ESOP  . . . . . . . .         --          --         --          --         527         --          527
  Other         . . . . . . . . . . . .         --         160         --          --          --         --          160
- ----------------------------------------------------------------------------------------------------------------------------
December 31, 1994 . . . . . . . . . . .      3,643     324,820    123,959      (2,684)     (5,502)    (3,135)     441,101
  Net earnings  . . . . . . . . . . . .         --          --        632          --          --         --          632
  Exercise of stock
    options, 128,776 shares   . . . . .         13       1,570         --          --          --         --        1,583
  Treasury stock issued as
    executive incentive compensation,
    18,000 shares   . . . . . . . . . .         --         164         --          --          --        171          335
  Foreign currency
    translation adjustment  . . . . . .         --          --         --       3,073          --         --        3,073
  Repayment of note
    receivable by ESOP  . . . . . . . .         --          --         --          --         580         --          580
  Other         . . . . . . . . . . . .         --         364         --          --          --         --          364
- ----------------------------------------------------------------------------------------------------------------------------
December 31, 1995 . . . . . . . . . . .    $ 3,656   $ 326,918  $ 124,591   $     389    $ (4,922)  $ (2,964)  $  447,668
============================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.





                                                   -----------------------------
                                                   Seagull Energy Corporation 35

================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEX

                                                                                                        PAGE
 1.    Organization   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       36
 2.    Summary of Significant Accounting Policies   . . . . . . . . . . . . . . . . . . . . . . . .       36
 3.    Disposition of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       40
 4.    Workforce Reduction and Consolidation  . . . . . . . . . . . . . . . . . . . . . . . . . . .       40
 5.    Acquisitions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       40
 6.    Property, Plant and Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       41
 7.    Supplemental Gas and Oil Producing Activities (Unaudited)  . . . . . . . . . . . . . . . . .       42
 8.    Other Noncurrent Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       46
 9.    Long-Term Debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       48
10.    Other Noncurrent Liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       52
11.    Fair Value of Financial Instruments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       53
12.    Shareholders' Equity   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       55
13.    Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       55
14.    Income Taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       58
15.    Business Segments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       61
16.    Selected Quarterly Financial Data (Unaudited)  . . . . . . . . . . . . . . . . . . . . . . .       62
17.    Commitments and Contingencies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       62

- --------------------------------------------------------------------------------
1.       ORGANIZATION

  Seagull Energy Corporation and Subsidiaries (the "Company" or "Seagull") is an independent energy company primarily focused on natural gas through three segments. The Company's exploration and production operations are focused offshore Texas and Louisiana in the Gulf of Mexico and onshore in three principal geographic regions: (i) western Oklahoma and the Texas Panhandle;
(ii) the Arklatex area in eastern Texas and northern Louisiana and the Arkoma Basin in eastern Oklahoma and western Arkansas; and (iii) western Canada. Seagull's two other business segments are also natural gas related: (i) pipeline and marketing which includes gas gathering, gas processing, gas marketing, and pipeline engineering, design, construction and operation; and
(ii) natural gas transmission and distribution in Alaska. In September 1995, the Company disposed of substantially all of its gas gathering and processing assets (see Note 3).

- --------------------------------------------------------------------------------
2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Seagull Energy Corporation and Subsidiaries, all of which are wholly owned at December 31, 1995. All significant intercompany transactions have been eliminated.




- -------------------------------
36   Seagull Energy Corporation

================================================================================

  The results of operations of Seagull Energy Canada Ltd. ("Seagull Canada"), formerly Novalta Resources Inc. ("Novalta"), have been included with those of the Company since January 4, 1994 (see Note 5).

  Partnerships in which Seagull held a 50% interest or less were accounted for using the equity method.

REGULATION

  The Company operates in Alaska through ENSTAR Natural Gas Company ("ENG"), a division of the Company, and Alaska Pipeline Company ("APC"), a wholly owned subsidiary (collectively referred to herein as "ENSTAR Alaska"). ENSTAR Alaska is subject to regulation by the Alaska Public Utilities Commission ("APUC"), which has jurisdiction over, among other things, rates, accounting procedures and standards of service.

CASH EQUIVALENTS

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Supplemental disclosures of cash flow information are shown below:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                            Year Ended December 31,
                                                                                    1995             1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
 Interest, net of amount capitalized  . . . . . . . . . . . . . . . . . . .       $  46,663        $  44,914        $  26,753
 Income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5,393            1,621            7,140
====================================================================================================================================

INVENTORIES

  Materials and supplies are valued at the lower of average cost or market value (net realizable value). Inventories of hydrocarbon products are valued on a first-in, first-out (FIFO) basis at the lower of cost or market value.

GAS AND OIL PROPERTIES

  The Company uses the successful efforts method of accounting for its gas and oil operations. The costs of unproved leaseholds are capitalized pending the results of exploration efforts. Unproved leaseholds with significant acquisition costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, are amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Exploratory dry holes and geological and geophysical charges are expensed. Depletion of proved leaseholds and amortization and depreciation of the costs of all development and successful exploratory drilling are provided by the unit-of-production method based upon estimates of proved gas and oil reserves on a depletable unit basis. Estimated costs (net of salvage value) of dismantling and abandoning gas and oil production facilities are computed and included in depreciation and depletion using the unit-of-production method. The total estimated future dismantlement and abandonment cost being amortized as of December 31, 1995 was approximately $26.6 million.

  Effective March 31, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This SFAS requires that an impairment loss be recognized whenever the carrying amount of an asset exceeds the





                                                 -------------------------------
                                                 Seagull Energy Corporation   37

================================================================================

sum of the estimated future cash flows (undiscounted) of the asset. Under SFAS No. 121, the Company performed its impairment review of proved gas and oil properties on a depletable unit basis. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit was recognized. Fair value, on a depletable unit basis, was estimated to be the present value of expected future cash flows computed by applying estimated future gas and oil prices, as determined by management, to estimated future production of gas and oil reserves over the economic lives of the reserves. As a result of the adoption of SFAS No. 121, the Company recognized a non-cash pre-tax charge against earnings of $44.4 million.

  Prior to March 31, 1995, the Company determined the impairment of proved gas and oil properties on a world-wide basis. Using the world-wide basis, if the net capitalized costs exceeded the estimated future undiscounted after-tax net cash flows from proved gas and oil reserves using period-end pricing, such excess costs would be charged to expense.

OTHER PROPERTY, PLANT AND EQUIPMENT

  Depreciation of gas gathering pipeline facilities is computed principally using the unit-of-production method based on the estimated proved reserves to be transported through the pipeline facility. Depreciation of the utility plant, gas processing plant and other property is computed using the straight-line method over their estimated useful lives, which vary from 3 to 33 years.

  Under SFAS No. 121, long-lived assets held for sale are not depreciated while they are held for disposal. Accordingly, the Company ceased depreciating the pipeline assets disposed of at the time of the announcement in April 1995 of the Company's intention to sell those assets (see Note 3).

  Utility plant facilities are subject to APUC regulation. When utility properties are disposed of or otherwise retired, the original cost of the property, plus cost of retirement, less salvage value, is charged to accumulated depreciation.

  Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the property are capitalized.

TREASURY STOCK

  The Company follows the average cost method of accounting for treasury stock transactions.

REVENUE RECOGNITION

  The Company records revenue following the entitlement method of accounting for production gas imbalances (see Note 8).

  Seagull constructs pipeline systems for third parties and recognizes profits on construction under the percentage-of-completion method.

  ENSTAR Alaska's operating revenues are based on rates authorized by the APUC which are applied to customers' consumption of natural gas. ENSTAR Alaska records unbilled revenue, including amounts to be billed under a purchased gas adjustment clause, at the end of each accounting period.

DERIVATIVE FINANCIAL INSTRUMENTS

  The Company enters into a variety of commodity derivative contracts for non-trading purposes as a hedging strategy to manage commodity prices associated with gas and oil sales and to reduce the impact of price fluctuations. The Company primarily uses futures contracts, price swaps and options to hedge its commodity prices. Gains or losses on these hedging activities are recognized in exploration and production or marketing revenues when the commodities are produced. Any realized gains or losses that are deferred at the balance sheet date are included in net current assets. Margin accounts for futures contracts are included on the balance sheet in net current assets.

  The Company has entered into interest rate swap agreements to manage the impact of changes in interest rates. The differential interest to be paid or received is accrued as





- -------------------------------
38   Seagull Energy Corporation

================================================================================

interest rates change and is recognized over the life of the agreements as a component of interest expense.

GENERAL AND ADMINISTRATIVE EXPENSE

  General and administrative expense represents various overhead costs of corporate departments. All overhead expenses directly related to the operations of the Company's business segments are included in operations and maintenance expense and exploration charges.

INCOME TAXES

  The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

FOREIGN CURRENCY TRANSLATION

  The functional currency for the Company's foreign operations is the applicable local currency. Translation from applicable foreign currencies to U.
S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using primarily a weighted average exchange rate during the period. Adjustments resulting from such translation are included as a separate component of shareholders' equity. Deferred income taxes have not been provided on translation adjustments because unremitted earnings from Seagull's foreign operations are considered to be permanently invested.

EARNINGS PER SHARE

  The weighted average number of common shares outstanding for the computation of earnings per share for the years ended December 31, 1995, 1994 and 1993 gives effect to the assumed exercise of dilutive stock options as of the beginning of the year.

  On June 4, 1993, Seagull effected, in the form of a 100 percent stock dividend, a two-for-one stock split (the "Stock Split") of all the issued shares of the Company's common stock ("Common Stock"). The weighted average number of common shares outstanding and per share amounts for the year ended December 31, 1993 have been restated to reflect the Stock Split. None of the share amounts included in the consolidated statements of shareholders' equity as of dates prior to June 4, 1993 were adjusted to reflect the Stock Split.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHANGES IN FINANCIAL PRESENTATION

  Certain reclassifications have been made in the 1994 and 1993 financial statements to conform to the presentation used in 1995.





                                                 -------------------------------
                                                 Seagull Energy Corporation   39

================================================================================

- --------------------------------------------------------------------------------
3.       DISPOSITION OF ASSETS

  On September 25, 1995, the Company and three other sellers completed the sale of their disparate interests in 19 natural gas gathering systems and a gas processing plant. The purchaser paid Seagull and the other sellers $154.8 million in cash for the assets. The Company's share of gross proceeds was approximately $100 million. Net proceeds after payment of approximately $3 million in transaction costs were used to reduce the Company's borrowings under its U.S. revolving credit facility (the "U.S. Credit Agreement"). From its share of the proceeds, Seagull realized a one-time, pre-tax gain of approximately $82 million recorded in the third quarter. For the nine months ended September 30, 1995, the pipeline assets the Company disposed of (the "Pipeline Assets") contributed $6.2 million and for the years ended December 31, 1994 and 1993, the Pipeline Assets contributed $6.7 million and $8.4 million, respectively, to the operating profit of the pipeline and marketing segment.

  In September 1995, the Company sold certain Internal Revenue Code Section 29 Tax Credit-bearing gas properties (the "Section 29 Properties") to an investment group which includes a Seagull subsidiary and two financial investors. For accounting purposes, the Company has treated the sale as a non-recourse monetary production payment reflected in long-term debt on the balance sheet (see Note 9). Net of transaction costs, the proceeds from the sale of approximately $46.3 million in cash were used to pay down the Company's borrowings under the U.S. Credit Agreement.

  During the year ended December 31, 1993, the Company recorded a pre-tax gain of approximately $3.8 million relating to sales of non-strategic gas and oil producing properties. Net proceeds from the sales totaled approximately $13 million. The parcels sold had proven reserves estimated at approximately 19 billion cubic feet ("Bcf") of natural gas equivalents.

- --------------------------------------------------------------------------------
4.       WORKFORCE REDUCTION AND CONSOLIDATION

  In April 1995, the Company announced plans to reduce its workforce and consolidate operations into a smaller number of locations. Company-wide, approximately 90 of about 770 positions were eliminated in the combined workforce reduction and consolidation. The eliminated positions primarily represent technical and administrative positions in two regional offices. In the second quarter of 1995, the Company recorded one-time pre-tax charges, included in general and administrative expense, of $8 million to account for the expenses involved in the workforce reduction and consolidation. Furthermore, the sale of the Pipeline Assets resulted in the elimination of approximately 35 additional jobs, primarily field positions.

- --------------------------------------------------------------------------------
5.       ACQUISITIONS

  On January 4, 1994, an indirect wholly owned subsidiary of Seagull acquired all of the outstanding shares of stock of Novalta and an intercompany note from Novalta to its parent, Novacor Petrochemicals Ltd., for a purchase price of approximately $202 million in cash (the "Seagull Canada Acquisition"). Effective as of the January 4, 1994 closing date, Novalta was amalgamated with Seagull Canada, the indirect subsidiary of Seagull that acquired Novalta. As a result of the amalgamation, the intercompany note was extinguished. The acquisition was accounted for as a purchase. Seagull Canada's assets consist primarily of natural gas and oil reserves and developed and undeveloped lease acreage concentrated principally in a small number of fields located in Alberta, Canada.





- -------------------------------
40   Seagull Energy Corporation

================================================================================

- --------------------------------------------------------------------------------
6.       PROPERTY, PLANT AND EQUIPMENT

The major classes of the Company's property, plant and equipment are shown below:

- --------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                                 December 31,
                                                                                          1995                   1994
- --------------------------------------------------------------------------------------------------------------------------
Gas and oil properties  . . . . . . . . . . . . . . . . . . . . . . . . . .          $    1,325,183         $    1,289,541
Pipeline facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   7,255                 48,264
Gas processing plants . . . . . . . . . . . . . . . . . . . . . . . . . . .                   3,535                 16,128
Utility plant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 229,883                223,335
Equipment and other . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  15,146                 14,884
- --------------------------------------------------------------------------------------------------------------------------
                                                                                     $    1,581,002         $    1,592,152
==========================================================================================================================

  Interest cost capitalized as property, plant and equipment amounted to approximately $0.9 million, $0.6 million and $0.9 million in 1995, 1994 and 1993, respectively. Total depreciation, depletion and amortization related to property, plant and equipment amounted to approximately $173.5 million, $147.7 million and $119.5 million in 1995, 1994 and 1993, respectively. As discussed in Note 2, the Company recognized a non-cash pre-tax charge against earnings of $44.4 million related to the adoption of SFAS No. 121. This charge is included in the accumulated depreciation, depletion and amortization related to property, plant and equipment at December 31, 1995.

  As discussed in Note 3, the Company sold the Pipeline Assets during the year ended December 31, 1995.





                                                 -------------------------------
                                                 Seagull Energy Corporation   41

================================================================================

- --------------------------------------------------------------------------------
7.       SUPPLEMENTAL GAS AND OIL PRODUCING ACTIVITIES (Unaudited)

         CAPITALIZED COSTS RELATING TO GAS AND OIL PRODUCING ACTIVITIES

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                           United                            Other
                                                                 States           Canada       International         Total
- ------------------------------------------------------------------------------------------------------------------------------------
December 31, 1995:
 Proved properties  . . . . . . . . . . . . . . . . .         $  1,058,415     $    234,437     $         --     $  1,292,852
 Unproved properties  . . . . . . . . . . . . . . . .               25,428            2,722            4,181           32,331
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                 1,083,843          237,159            4,181        1,325,183
 Accumulated depreciation, depletion and amortization              448,279           34,015              815          483,109
- ------------------------------------------------------------------------------------------------------------------------------------
                                                              $    635,564     $    203,144     $      3,366     $    842,074
====================================================================================================================================
December 31, 1994:
 Proved properties  . . . . . . . . . . . . . . . . .         $  1,036,494     $    225,365     $         --     $  1,261,859
 Unproved properties  . . . . . . . . . . . . . . . .               19,376            3,216            5,090           27,682
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                 1,055,870          228,581            5,090        1,289,541
 Accumulated depreciation, depletion and amortization              332,108           16,098              497          348,703
- ------------------------------------------------------------------------------------------------------------------------------------
                                                              $    723,762     $    212,483     $      4,593     $    940,838
====================================================================================================================================

COSTS INCURRED IN GAS AND OIL PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT
                                  ACTIVITIES

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                           United                            Other
                                                                 States          Canada(*)     International         Total
- ------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1995:
 Acquisition of properties:
   Proved . . . . . . . . . . . . . . . . . . . . . .         $         11     $        553     $         --     $        564
   Unproved . . . . . . . . . . . . . . . . . . . . .               10,360              873              206           11,439
 Exploration costs  . . . . . . . . . . . . . . . . .               28,480              764            2,880           32,124
 Development costs  . . . . . . . . . . . . . . . . .               29,568            2,507               --           32,075
- ------------------------------------------------------------------------------------------------------------------------------------
                                                              $     68,419     $      4,697     $      3,086     $     76,202
====================================================================================================================================
Year Ended December 31, 1994:
 Acquisition of properties:
   Proved . . . . . . . . . . . . . . . . . . . . . .         $      4,144     $    218,871     $         --     $    223,015
   Unproved . . . . . . . . . . . . . . . . . . . . .                5,581            3,216            2,426           11,223
 Exploration costs  . . . . . . . . . . . . . . . . .               28,728              801            5,578           35,107
 Development costs  . . . . . . . . . . . . . . . . .               65,009           18,830               --           83,839
- ------------------------------------------------------------------------------------------------------------------------------------
                                                              $    103,462     $    241,718     $      8,004     $    353,184
====================================================================================================================================
Year Ended December 31, 1993:
 Acquisition of properties:
   Proved . . . . . . . . . . . . . . . . . . . . . .         $     22,568     $         --     $         --     $     22,568
   Unproved . . . . . . . . . . . . . . . . . . . . .                7,657               --               93            7,750
 Exploration costs  . . . . . . . . . . . . . . . . .               26,824               --               --           26,824
 Development costs  . . . . . . . . . . . . . . . . .               63,598               --               --           63,598
- ------------------------------------------------------------------------------------------------------------------------------------
                                                              $    120,647     $         --     $         93     $    120,740
====================================================================================================================================

(*) Includes Seagull Canada since January 4, 1994.





- -------------------------------
42   Seagull Energy Corporation

================================================================================

           RESULTS OF OPERATIONS FOR GAS AND OIL PRODUCING ACTIVITIES

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)                                             United                           Other
                                                                   States         Canada(1)     International           Total
- ------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1995:
 Revenues   . . . . . . . . . . . . . . . . . . . . .          $   180,491      $    28,837      $        --      $   209,328
 Lifting costs:
   Lease operating expense  . . . . . . . . . . . . .               27,856            8,482               --           36,338
   Workover expense . . . . . . . . . . . . . . . . .                1,566              647               --            2,213
   Production taxes . . . . . . . . . . . . . . . . .                6,390               --               --            6,390
   Transportation expense . . . . . . . . . . . . . .                8,189            1,949               --           10,138
   Ad valorem taxes . . . . . . . . . . . . . . . . .                3,554               --               --            3,554
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                    47,555           11,078               --           58,633
 General operating expense  . . . . . . . . . . . . .                6,554            1,856               --            8,410
 Exploration charges  . . . . . . . . . . . . . . . .               19,996            2,866            6,693           29,555
 Depreciation, depletion and amortization   . . . . .               96,544           18,046              520          115,110
 Impairment of gas and oil properties   . . . . . . .               44,376               --               --           44,376
- ------------------------------------------------------------------------------------------------------------------------------------
 Operating loss   . . . . . . . . . . . . . . . . . .              (34,534)          (5,009)          (7,213)         (46,756)
 Income tax benefit(2)  . . . . . . . . . . . . . . .              (14,983)          (2,233)            (318)         (17,534)
- ------------------------------------------------------------------------------------------------------------------------------------
 Results of operations from producing activities  . .          $   (19,551)     $    (2,776)     $    (6,895)     $   (29,222)
====================================================================================================================================
Year Ended December 31, 1994:
 Revenues   . . . . . . . . . . . . . . . . . . . . .          $   225,475      $    37,068      $        --      $   262,543
 Lifting costs:
   Lease operating expense  . . . . . . . . . . . . .               27,948            9,003               --           36,951
   Workover expense . . . . . . . . . . . . . . . . .                2,593              725               --            3,318
   Production taxes . . . . . . . . . . . . . . . . .                8,712               --               --            8,712
   Transportation expense . . . . . . . . . . . . . .                9,967            1,712               --           11,679
   Ad valorem taxes . . . . . . . . . . . . . . . . .                3,329               --               --            3,329
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                    52,549           11,440               --           63,989
 General operating expense  . . . . . . . . . . . . .                9,779            1,574               --           11,353
 Exploration charges  . . . . . . . . . . . . . . . .               19,617            2,308            4,963           26,888
 Depreciation, depletion and amortization   . . . . .              114,738           16,558              751          132,047
- ------------------------------------------------------------------------------------------------------------------------------------
 Operating profit (loss)  . . . . . . . . . . . . . .               28,792            5,188           (5,714)          28,266
 Income tax expense(2)  . . . . . . . . . . . . . . .                2,761            2,300               --            5,061
- ------------------------------------------------------------------------------------------------------------------------------------
 Results of operations from producing activities  . .          $    26,031      $     2,888      $    (5,714)     $    23,205
====================================================================================================================================
Year Ended December 31, 1993:
 Revenues   . . . . . . . . . . . . . . . . . . . . .          $   227,437      $        --      $        --      $   227,437
 Lifting costs:
   Lease operating expense  . . . . . . . . . . . . .               28,806               --               --           28,806
   Workover expense . . . . . . . . . . . . . . . . .                4,249               --               --            4,249
   Production taxes . . . . . . . . . . . . . . . . .                9,133               --               --            9,133
   Transportation expense . . . . . . . . . . . . . .                7,764               --               --            7,764
   Ad valorem taxes . . . . . . . . . . . . . . . . .                3,291               --               --            3,291
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                    53,243               --               --           53,243
 General operating expense  . . . . . . . . . . . . .               10,408               --               --           10,408
 Exploration charges  . . . . . . . . . . . . . . . .               16,579               --              686           17,265
 Depreciation, depletion and amortization   . . . . .              103,537               --               15          103,552
- ------------------------------------------------------------------------------------------------------------------------------------
 Operating profit (loss)  . . . . . . . . . . . . . .               43,670               --             (701)          42,969
 Income tax expense(2)  . . . . . . . . . . . . . . .                9,241               --               --            9,241
- ------------------------------------------------------------------------------------------------------------------------------------
 Results of operations from producing activities  . .          $    34,429      $        --      $      (701)     $    33,728
====================================================================================================================================

(1)   Includes Seagull Canada since January 4, 1994.
(2) Income tax expense (benefit) for United States operations and U.S. subsidiaries conducting international operations is calculated by applying the current U.S. effective income tax rate, before the Internal Revenue Code Section 29 Tax Credits, to operating profit and reducing (increasing) the resulting income tax expense (benefit) by the Section 29 Tax Credits. Income tax expense for Canada is calculated by applying the current statutory rate to operating profit. No income tax expense (benefit) was applied to Other International operations in 1994 and 1993 as these operations had no impact on the Company's consolidated tax return.





                                                 -------------------------------
                                                 Seagull Energy Corporation   43

================================================================================

                        RESERVE QUANTITY INFORMATION (1)

- ------------------------------------------------------------------------------------------------------------------------------------
                                                         United States               Canada(2)                    Total
                                                         Gas         Oil           Gas        Oil            Gas          Oil
                                                       (MMcf)      (Mbbl)        (MMcf)      (Mbbl)         (MMcf)       (Mbbl)
- ------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1993:
 Proved developed and undeveloped reserves:
   Beginning of year  . . . . . . . . . . . .         884,327       18,149            --         --         884,327     18,149
   Purchases of reserves in place . . . . . .          34,350          198            --         --          34,350        198
   Sales of reserves in place . . . . . . . .          (9,587)      (1,554)           --         --          (9,587)    (1,554)
   Revisions of previous estimates  . . . . .          24,924       (1,281)           --         --          24,924     (1,281)
   Extensions and discoveries . . . . . . . .          83,158          972            --         --          83,158        972
   Production . . . . . . . . . . . . . . . .        (102,025)      (1,694)           --         --        (102,025)    (1,694)
- ------------------------------------------------------------------------------------------------------------------------------------
   End of year(3) . . . . . . . . . . . . . .         915,147       14,790            --         --         915,147     14,790
====================================================================================================================================

- ------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1994:
 Proved developed and undeveloped reserves:
   Beginning of year  . . . . . . . . . . . .         915,147       14,790            --         --         915,147     14,790
   Purchases of reserves in place . . . . . .           7,168           67       261,785      2,923         268,953      2,990
   Sales of reserves in place . . . . . . . .            (923)         (17)       (2,711)        (8)         (3,634)       (25)
   Revisions of previous estimates  . . . . .         (61,357)        (442)          449        685         (60,908)       243
   Extensions and discoveries . . . . . . . .          50,576          331        28,212        878          78,788      1,209
   Production . . . . . . . . . . . . . . . .        (109,900)      (1,421)      (19,755)      (427)       (129,655)    (1,848)
- ------------------------------------------------------------------------------------------------------------------------------------
   End of year(3) . . . . . . . . . . . . . .         800,711       13,308       267,980      4,051       1,068,691     17,359
====================================================================================================================================

- ------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1995:
 Proved developed and undeveloped reserves:
   Beginning of year  . . . . . . . . . . . .         800,711       13,308       267,980      4,051       1,068,691     17,359
   Purchases of reserves in place . . . . . .              --           --         1,494         74           1,494         74
   Sales of reserves in place . . . . . . . .          (4,019)         (78)       (2,457)      (153)         (6,476)      (231)
   Revisions of previous estimates  . . . . .         (11,379)       4,000         3,159       (164)         (8,220)     3,836
   Extensions and discoveries . . . . . . . .          47,633        1,371         4,773        258          52,406      1,629
   Production . . . . . . . . . . . . . . . .         (99,772)      (1,159)      (22,057)      (399)       (121,829)    (1,558)
- ------------------------------------------------------------------------------------------------------------------------------------
   End of year(4) . . . . . . . . . . . . . .         733,174       17,442       252,892      3,667         986,066     21,109
====================================================================================================================================

- ------------------------------------------------------------------------------------------------------------------------------------
Proved developed reserves:
   December 31, 1992  . . . . . . . . . . . .         675,861       11,552            --         --         675,861     11,552
   December 31, 1993  . . . . . . . . . . . .         693,610        9,362            --         --         693,610      9,362
   December 31, 1994  . . . . . . . . . . . .         650,371        7,882       243,042      3,587         893,413     11,469
   December 31, 1995  . . . . . . . . . . . .         610,651        9,344       225,544      3,196         836,195     12,540
====================================================================================================================================

(1) Gas stated in million cubic feet ("MMcf"); oil stated in thousands of barrels ("Mbbl").
(2)   Includes Seagull Canada since January 4, 1994.
(3) At December 31, 1994, includes approximately 154 Mbbl of oil related to prepaid oil sales. At December 31, 1993, includes approximately 620 MMcf of gas and 529 Mbbl of oil related to prepaid gas and oil sales.
(4) At December 31, 1995, includes approximately 74,713 MMcf of gas and 2,281 Mbbl of oil dedicated to the monetary production payment (see Note 3).





- -------------------------------
44   Seagull Energy Corporation

================================================================================

  The reserve volumes are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in market conditions. The Company's standardized measure of discounted future net cash flows and changes therein as of December 31, 1995, 1994 and 1993 are based substantially on the present value of future net revenues from proved gas and oil reserves estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission. These estimates were computed by applying appropriate year-end prices for gas and oil to estimated future production of proved gas and oil reserves over the economic lives of the reserves and assuming continuation of existing economic conditions. Year-end 1995 calculations were made utilizing average prices for natural gas and oil, condensate and natural gas liquids that existed at December 31, 1995 of $2.09 per thousand cubic feet ("Mcf") and $14.51 per barrel ("Bbl"), respectively, for the United States and $1.13 per Mcf and $14.26 per Bbl, respectively, for Canada. Income taxes are computed by applying the statutory federal income tax rate to the net cash inflows relating to proved gas and oil reserves less the tax bases of the properties involved and giving effect to any net operating loss carryforwards, tax credits and allowances relating to such properties.

            Standardized Measure of Discounted Future Net Cash Flows

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                  United
                                                                                  States            Canada           Total
- ------------------------------------------------------------------------------------------------------------------------------------
December 31, 1995:
 Future cash inflows  . . . . . . . . . . . . . . . . . . . . . . . . .        $ 1,788,343      $   345,380      $ 2,133,723
 Future development costs   . . . . . . . . . . . . . . . . . . . . . .           (161,332)         (20,297)        (181,629)
 Future production costs  . . . . . . . . . . . . . . . . . . . . . . .           (483,879)        (113,917)        (597,796)
- ------------------------------------------------------------------------------------------------------------------------------------
 Future net cash flows before income taxes  . . . . . . . . . . . . . .          1,143,132          211,166        1,354,298
 10% annual discount  . . . . . . . . . . . . . . . . . . . . . . . . .           (486,558)         (98,399)        (584,957)
- ------------------------------------------------------------------------------------------------------------------------------------
 Discounted future net cash flows before income taxes   . . . . . . . .            656,574          112,767          769,341
 Discounted income taxes  . . . . . . . . . . . . . . . . . . . . . . .           (103,749)         (33,286)        (137,035)
- ------------------------------------------------------------------------------------------------------------------------------------
 Standardized measure of discounted future net cash flows   . . . . . .        $   552,825      $    79,481      $   632,306
====================================================================================================================================

- ------------------------------------------------------------------------------------------------------------------------------------
December 31, 1994:
 Future cash inflows  . . . . . . . . . . . . . . . . . . . . . . . . .        $ 1,537,172      $   386,249      $ 1,923,421
 Future development costs   . . . . . . . . . . . . . . . . . . . . . .           (175,394)         (20,863)        (196,257)
 Future production costs  . . . . . . . . . . . . . . . . . . . . . . .           (474,545)        (114,831)        (589,376)
- ------------------------------------------------------------------------------------------------------------------------------------
 Future net cash flows before income taxes  . . . . . . . . . . . . . .            887,233          250,555        1,137,788
 10% annual discount  . . . . . . . . . . . . . . . . . . . . . . . . .           (354,360)        (119,168)        (473,528)
- ------------------------------------------------------------------------------------------------------------------------------------
 Discounted future net cash flows before income taxes   . . . . . . . .            532,873          131,387          664,260
 Discounted income taxes  . . . . . . . . . . . . . . . . . . . . . . .            (37,348)         (41,224)         (78,572)
- ------------------------------------------------------------------------------------------------------------------------------------
 Standardized measure of discounted future net cash flows   . . . . . .        $   495,525      $    90,163      $   585,688
====================================================================================================================================





                                                 -------------------------------
                                                 Seagull Energy Corporation   45

================================================================================

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                           Year Ended December 31,
                                                                                   1995             1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows,
 beginning of year  . . . . . . . . . . . . . . . . . . . . . . . . . .        $   585,688      $   727,648      $   694,448
   Purchases of reserves in place . . . . . . . . . . . . . . . . . . .                930          197,301           28,871
   Sales of reserves in place . . . . . . . . . . . . . . . . . . . . .             (5,238)          (2,932)         (13,679)
   Revisions of previous quantity estimates less related costs  . . . .              1,666          (51,622)          16,660
   Extensions and discoveries less related costs  . . . . . . . . . . .             68,265           50,062           87,345
   Net changes in prices and production costs . . . . . . . . . . . . .            146,709         (348,609)          28,393
   Development costs incurred during period and
    changes in estimated future development costs   . . . . . . . . . .             27,867           66,991           22,248
   Sales of gas and oil produced during period, net of lifting costs  .           (150,695)        (198,554)        (174,194)
   Accretion of discount  . . . . . . . . . . . . . . . . . . . . . . .             66,426           89,333           83,454
   Net change in income taxes . . . . . . . . . . . . . . . . . . . . .            (58,464)          87,109          (25,591)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (50,848)         (31,039)         (20,307)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                    46,618         (141,960)          33,200
- ------------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted future net cash flows, end of year .        $   632,306      $   585,688      $   727,648
====================================================================================================================================

- --------------------------------------------------------------------------------
8.       OTHER NONCURRENT ASSETS

Other noncurrent assets include the following:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                                         December 31,
                                                                                                      1995             1994
- ------------------------------------------------------------------------------------------------------------------------------------
Natural gas imbalances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           $     24,336     $    26,350
Deferred financing costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 12,979          16,066
Equity investments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     --           8,837
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  2,685           4,627
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                $     40,000     $    55,880
====================================================================================================================================

NATURAL GAS IMBALANCES

  The Company records revenue following the entitlement method of accounting for production imbalances, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as an asset. The Company records revenue from gas marketing sales net of the cost of gas and third-party delivery fees, with any resulting transportation imbalances recorded as a current receivable or payable.





- -------------------------------
46   Seagull Energy Corporation

================================================================================


The Company's natural gas and transportation imbalance assets and liabilities were as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands and Volumes in Bcf)
                                                                                                       December 31,
                                                                                                1995                 1994
                                                                                           Amount    Volume     Amount  Volume
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS:
 Current  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  11,213    7.4     $  8,970    5.7
 Noncurrent   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          24,336   16.1       26,350   17.5
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                          $  35,549   23.5     $ 35,320   23.2
====================================================================================================================================
LIABILITIES:
 Current  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $  11,219    7.6     $ 10,130    6.0
 Noncurrent   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          20,235   13.5       25,607   16.4
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                          $  31,454   21.1     $ 35,737   22.4
====================================================================================================================================

DEFERRED FINANCING COSTS

  Deferred financing costs represent financing costs incurred in connection with the execution of various facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt. As discussed in Note 9, the Company has a $650 million revolving credit line which matures in 2000. Financing costs initially incurred in 1992 of approximately $16.7 million were capitalized in connection with this facility and will be amortized to interest expense over periods ending December 31, 2000. Approximately $5.0 million in financing costs incurred in connection with the Company's July 1993 issuance of $250 million in senior and senior subordinated notes was capitalized and will be amortized to interest expense over periods ending August 1, 2005 (see Note 9).

EQUITY INVESTMENTS

  All of the Company's equity investments in two partnerships and one corporation were sold during the year ended December 31, 1995 (See Note 3 regarding the sale of the Pipeline Assets which included the Company's equity investments in two partnerships).





                                                 -------------------------------
                                                 Seagull Energy Corporation   47

================================================================================


- --------------------------------------------------------------------------------
9.       LONG-TERM DEBT

Long-term debt for 1995 and 1994 was as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                                      December 31,
                                                                                                1995               1994
- ------------------------------------------------------------------------------------------------------------------------------------
Seagull Energy Corporation:
 Money market facilities, variable rates (6.6% and 7% at
   December 31, 1995 and 1994, respectively) due in 1996  . . . . . . . . . . . . . .       $     27,527       $       6,173
 Revolving credit, variable rates (6.20%-6.475%
   and 6.09%-7.4% at December 31, 1995 and 1994,
   respectively) due in 1997-2000 . . . . . . . . . . . . . . . . . . . . . . . . . .             89,000             155,000
 Senior notes, 7.875%, due August 1, 2003   . . . . . . . . . . . . . . . . . . . . .            100,000             100,000
 Senior subordinated notes, 8.625%, due August 1, 2005  . . . . . . . . . . . . . . .            150,000             150,000
 Monetary production payment  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             43,856                  --
Seagull Energy Canada Ltd.:
 Revolving credit, variable rates (6.94%
   and 6.94%-8.25% at December 31, 1995 and 1994,
   respectively) due in 1997-2000 . . . . . . . . . . . . . . . . . . . . . . . . . .             75,396             148,275
Alaska Pipeline Company:
 Unsecured industrial development bonds:
   7.75%-8.00% due in 1995-2008 . . . . . . . . . . . . . . . . . . . . . . . . . . .             11,140              12,035
 Other unsecured indebtedness:
   9.95%-12.80% notes, due in 1995-2000 . . . . . . . . . . . . . . . . . . . . . . .                750               2,100
   8.15%-8.81% notes, due in 1997-2009  . . . . . . . . . . . . . . . . . . . . . . .             50,000              50,000
 Other debt   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 14                  18
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 547,683             623,601
Less:  Current maturities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              1,214               1,549
       Unamortized debt discount  . . . . . . . . . . . . . . . . . . . . . . . . . .              1,126               1,247
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                            $    545,343       $     620,805
====================================================================================================================================

SEAGULL ENERGY CORPORATION

MONEY MARKET FACILITIES

  Seagull has money market facilities with two major U. S. banks with a combined maximum commitment of $70 million. These lines of credit bear interest at rates made available by the banks at their discretion and may be canceled at either Seagull's or the banks' discretion. The lines are subject to annual renewal.

SEAGULL ENERGY CORPORATION REVOLVING CREDIT

  During 1995, the Company requested the maximum commitment under the U.S. Credit Agreement be reduced from $725 million to $650 million. Under the terms of the U.S. Credit Agreement, the commitments thereunder begin to decline on March 31, 1997 in equal quarterly reductions of $45 million and a final reduction of $20 million on September 30, 2000.

  The U.S. Credit Agreement is an unsecured credit facility that contains restrictive provisions regarding the incurrence of additional debt, the making of investments





- -------------------------------
48   Seagull Energy Corporation

================================================================================

outside existing lines of business, the maintenance of certain financial ratios (based upon Seagull's consolidated financial condition and results of operations), the incurrence of additional liens, the declaration or payment of dividends (other than dividends payable on up to $150 million of preferred stock or dividends payable solely in the form of additional shares of Common Stock) and the repurchase or redemption of capital stock. Under the most restrictive of these provisions, approximately $34.6 million was available for payment of cash dividends on Common Stock or to repurchase Common Stock as of December 31, 1995. The U.S. Credit Agreement also includes restrictive provisions whereby a change in control of the Company would constitute an Event of Default, thereby accelerating all amounts due under the U.S. Credit Agreement.

  The U.S. Credit Agreement bears interest, at Seagull's option, at a rate equal to (i) either one, two, three or six month Adjusted LIBOR, plus a margin (the "LIBOR Margin"), (ii) the Reference Rate, plus a margin (the "Prime Margin") or (iii) a competitive bid rate. The "Reference Rate" is the greater of (i) 0.5% per annum above the daily federal funds rate or (ii) the prime rate of the agent bank. The LIBOR Margin ranges from 0.625% to 1.5% per annum, depending upon Seagull's consolidated Debt to Capitalization Ratio (as defined under the U.S. Credit Agreement), and the Prime Margin ranges from 0% to 0.5% per annum, depending upon the same factor.

  Under provisions included in the U.S. Credit Agreement, the amount of senior indebtedness available to the Company is subject to a borrowing base (the "Borrowing Base") based upon the proved reserves of the Company's exploration and production segment and the financial performance of the Company's other business segments. The Borrowing Base is generally determined annually, but may be redetermined, at the option of either Seagull or the banks, one additional time each year, and will be redetermined upon the sale of certain assets included in the Borrowing Base. As a result of the sale of the Pipeline Assets and Section 29 Properties, the available Borrowing Base decreased by approximately $75 million to $500 million. If the Borrowing Base is redetermined in such a manner that the amount outstanding under the U.S. Credit Agreement (together with any other permitted senior debt facility) exceeds the new Borrowing Base, then the Company must repay the U.S. Credit Agreement or such other indebtedness in an amount necessary to cure the deficiency. If such deficiency has not been cured within 30 days, such deficiency must be cured in three equal quarterly installments.

  As of December 31, 1995, the available commitment under the U.S. Credit Agreement is subject to a $500 million Borrowing Base and is determined after consideration of outstanding borrowings under Seagull's other senior debt facilities. On that date, borrowings outstanding under the U.S. Credit Agreement were $89 million, leaving immediately available unused commitments of approximately $185.6 million, net of outstanding letters of credit of $2.9 million, $100 million of borrowings outstanding under the Senior Notes (defined below), the nominated maximum borrowing availability of $95 million under the $175 million reducing revolving credit facility (the "Canadian Credit Agreement"), and $27.5 million in borrowings outstanding under Seagull's money market facilities.

  At December 31, 1995, the Company was not in compliance with a certain covenant contained in the U.S. Credit Agreement and a similar covenant in the Canadian Credit Agreement (neither of which was a payment default). The banks have consented to and waived this event of noncompliance for both the U.S. and Canadian Credit Agreements. Subsequent to December 31, 1995, the Company obtained amendments to the U.S. and Canadian Credit Agreements from the banks which modify the covenants discussed above.





                                                 -------------------------------
                                                 Seagull Energy Corporation   49

================================================================================


SENIOR AND SENIOR SUBORDINATED NOTES

  In July 1993, Seagull sold $100 million of senior notes (the "Senior Notes") and $150 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively the "Notes") in an underwritten public offering. The Senior Notes bear interest at 7-7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The Senior Subordinated Notes bear interest at 8-5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter (expressed as a percentage of principal amount), plus accrued interest to the redemption date. The Notes were issued at par and interest is paid semiannually.

  The Notes represent unsecured obligations of the Company. The Senior Notes rank pari passu with senior indebtedness of the Company while the Senior Subordinated Notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The Notes contain conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and by its subsidiaries, the right of each note holder to have the notes repurchased by the Company at 101% of the principal amount upon a change in control, as well as restrictions on the incurrence of secured debt and entering into sale and leaseback transactions. Net proceeds from the offering, totaling approximately $245 million, were used to repay borrowings outstanding under the U.S. Credit Agreement.

INTEREST RATE SWAP AGREEMENTS

  The Company enters into interest rate swap agreements to manage the impact of changes in interest rates. During 1995, the following interest rate swap agreements were in effect:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                               Interest Rate
     Notional Amount           Effective Date         Maturity Date                  Receive                     Pay
- ------------------------------------------------------------------------------------------------------------------------------------
     $    40,000                  09/11/92               09/11/95                    Floating                   6.76%
          50,000                  08/02/93               01/31/97                     5.635%                  Floating
          50,000                  08/02/93               01/31/97                     5.43%                   Floating
          50,000                  08/02/93               07/31/96                     5.199%                  Floating
          65,000                  05/02/95               12/29/95                    Floating                   6.35%
          35,000                  05/02/95               12/29/95                    Floating                  6.355%
          65,000                  01/02/96               12/30/96                    Floating                   6.83%
          35,000                  01/02/96               12/30/96                    Floating                  6.837%
- ------------------------------------------------------------------------------------------------------------------------------------

  While notional amounts are used to express the volume of the interest rate swap transactions discussed above, the amount potentially subject to credit risk, in the event of nonperformance by Seagull's counterparties, is significantly smaller.

MONETARY PRODUCTION PAYMENT

  On September 1, 1995, the Company sold the Section 29 Properties for $46.3 million in net proceeds. The transaction was recorded as a monetary production payment for accounting purposes. The investors receive the operating cash flow from the properties, less funds required for working capital purposes, and are expected to recoup their investment plus their required after-tax rate of return by





- -------------------------------
50   Seagull Energy Corporation

================================================================================

2002. Seagull's pre-tax effective interest rate is currently estimated to be approximately 4%.

SEAGULL ENERGY CANADA LTD.

  In connection with the Seagull Canada Acquisition (see Note 5), Seagull Canada entered into the Canadian Credit Agreement with a group of major U. S. and international banks or their Canadian affiliates. In June 1995, the Company requested the maximum commitment under the Canadian Credit Agreement be reduced from $175 million to $100 million. The Canadian Credit Agreement provides for dual currency borrowings in U. S. and Canadian dollars with a nominated maximum borrowing availability of $95 million, which may be increased or decreased by the Company at any time pursuant to provisions of the Canadian Credit Agreement. The Canadian Credit Agreement matures on December 31, 2000 and commitments thereunder begin to decline on March 31, 1997 in equal quarterly reductions of approximately $10.9 million.

  Borrowings outstanding in Canadian dollars bear interest, at Seagull Canada's option, at a rate equal to (i) either one, two, three or six month Bankers' Acceptance Rate plus the LIBOR Margin or (ii) the Paying Agent's prime rate plus the Prime Margin. Borrowings outstanding under the Canadian Credit Agreement funded in U. S. dollars bear interest, at Seagull Canada's option, in a manner similar to borrowings outstanding under the U.S. Credit Agreement as described above. The Canadian Credit Agreement is an unsecured credit facility guaranteed by Seagull and contains restrictive provisions similar to those included in the U.S. Credit Agreement.

ALASKA PIPELINE COMPANY

  All long-term debt of ENSTAR Alaska is issued by APC. The majority of the capital requirements of ENG is met by loans from APC pursuant to intercompany notes secured by a mortgage on the properties, rights and franchises (other than certain excepted properties) of ENG. The senior unsecured notes of APC provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of APC. Under the most restrictive provisions of these financing arrangements, approximately $12.0 million was available for the making of restricted investments, restricted stock payments and restricted subordinated debt payments as of December 31, 1995.

  ENSTAR Alaska also has a money market facility with a maximum commitment of $5 million that is subject to annual renewal. There were no balances outstanding under this facility during 1995 or 1994.

ANNUAL MATURITIES

At December 31, 1995, the Company's aggregate annual maturities of long-term debt are as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)

Year Ending December 31,
- ------------------------------------------------------------------------------------------------------------------------------------
1996  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $      1,214
1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              26,373
1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              50,847
1999  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              26,174
2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             119,187
Thereafter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             323,888
====================================================================================================================================

  For purposes of the above table, the required payments related to the money market facilities are considered to be funded with amounts available under the U.S. Credit Agreement.





                                                 -------------------------------
                                                 Seagull Energy Corporation   51

================================================================================


- --------------------------------------------------------------------------------
10.      OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities include the following:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                                         December 31,
                                                                                                     1995            1994
- ------------------------------------------------------------------------------------------------------------------------------------
Natural gas imbalances  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $  20,235      $   25,607
Refundable customer advances for construction . . . . . . . . . . . . . . . . . . . . . .             11,037          12,668
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             21,004          19,462
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   $  52,276      $   57,737
====================================================================================================================================

NATURAL GAS IMBALANCES

  This represents revenues for natural gas production received and sold by the Company in excess of the Company's ownership percentage of total gas production (see Note 8).

REFUNDABLE CUSTOMER ADVANCES FOR CONSTRUCTION

  This represents customer deposits received by ENSTAR Alaska for construction of main extensions refundable either wholly or in part over a period not to exceed 10 years.





- -------------------------------
52   Seagull Energy Corporation

================================================================================


11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are summarized as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                         December 31,
                                                                           1995                              1994
                                                                Carrying         Estimated       Carrying          Estimated
                                                                 Amount         Fair Value        Amount          Fair Value
- ------------------------------------------------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents  . . . . . . . . . . . . . .       $     11,205     $     11,205     $      6,432     $      6,432
Liabilities:
 Customer deposits  . . . . . . . . . . . . . . . . . .             (1,698)          (1,552)          (1,639)          (1,513)
 Refundable customer advances for construction  . . . .            (13,168)         (10,434)         (12,927)         (10,144)
 Long-term debt:
   U.S. Credit Agreement and money market facilities  .           (116,527)        (116,527)        (161,173)        (161,173)
   Senior Notes . . . . . . . . . . . . . . . . . . . .           (100,000)         (98,600)        (100,000)         (89,000)
   Senior Subordinated Notes  . . . . . . . . . . . . .           (150,000)        (143,580)        (150,000)        (130,500)
   Seagull Energy Canada Ltd. Credit Agreement  . . . .            (75,396)         (75,396)        (148,275)        (148,275)
   Monetary production payment  . . . . . . . . . . . .            (43,856)         (43,294)              --               --
   Alaska Pipeline Company, including
    current maturities  . . . . . . . . . . . . . . . .            (60,778)         (68,600)         (62,906)         (65,100)
Derivative transactions:
 Interest rate swap agreements:
   In a receivable position . . . . . . . . . . . . . .                 --              440               --              138
   In a payable position  . . . . . . . . . . . . . . .                 --           (1,604)              --          (11,541)
 Commodity price swaps:
   In a receivable position . . . . . . . . . . . . . .                 --              981               --               --
   In a payable position  . . . . . . . . . . . . . . .                 --           (1,897)              --               --
 Commodity futures:
   In a payable position  . . . . . . . . . . . . . . .                 --           (1,465)              --               --
 Commodity options:
   In a payable position  . . . . . . . . . . . . . . .               (105)            (326)              --               --
====================================================================================================================================

CASH AND CASH EQUIVALENTS

  The carrying amount approximates fair value because of the short maturity of these instruments.

CUSTOMER DEPOSITS AND REFUNDABLE CUSTOMER ADVANCES FOR CONSTRUCTION

  The fair value is based on discounted cash flow analyses utilizing a discount rate of 8.75% and 7.75% at December 31, 1995 and 1994, respectively, with monthly payments ratably over the estimated period of deposit or advance refunding.

LONG-TERM DEBT

SEAGULL ENERGY CORPORATION:

  The carrying amount of borrowings outstanding under the Company's U.S. Credit Agreement and money market facilities approximates fair value because these instruments bear interest at rates tied to current market rates.

  The fair value of Seagull's Senior and Senior Subordinated Notes is estimated based on quoted market prices for the same issues.

  The fair value of the monetary production payment is estimated using discounted cash flow analyses utilizing a discount rate of 3.83% at December 31, 1995.





                                                 -------------------------------
                                                 Seagull Energy Corporation   53

================================================================================


SEAGULL ENERGY CANADA LTD.:

  The carrying amount of borrowings outstanding under the Canadian Credit Agreement approximates fair value because this instrument bears interest at rates tied to current market rates.

ALASKA PIPELINE COMPANY:

  The fair value of APC's long-term debt is estimated based on quoted market prices for the same or similar issues.

DERIVATIVE TRANSACTIONS

INTEREST RATE SWAP AGREEMENTS:

  The fair values are obtained from the financial institutions that are counterparties to the transactions. These values represent the estimated amount the Company would pay or receive to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties. Seagull's interest rate swap agreements are off balance sheet transactions and, accordingly, no respective carrying amounts for these transactions are included in the accompanying consolidated balance sheets as of December 31, 1995 and 1994.

COMMODITY RELATED TRANSACTIONS:

  The Company uses derivative financial instruments for non-trading purposes as a hedging strategy to reduce the impact of market volatility and to ensure cash flows or to convert a customer's requested price structure to a price structure that is consistent with the Company's overall pricing strategy. Gains and losses on these hedging transactions are recorded when the related gas or oil production has been produced or delivered. If a derivative financial instrument no longer qualifies for hedge accounting, changes in the market value of that instrument will be recorded in income in the period in which the changes occur. Gains and losses are generally offset by similar changes in the price of natural gas and oil. While derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and oil, the derivative financial instruments may limit the Company's gain from increases in the market price of natural gas and oil. At December 31, 1995, the Company had deferred realized losses of $2.3 million and unrealized losses of $1.5 million, included in net current assets, related to commodity hedging activities.

COMMODITY PRICE SWAPS

  The fair value is the estimated amount the Company would receive or pay to terminate the swap agreements at the reporting date, taking into account the difference between New York Mercantile Exchange ("NYMEX") prices or index prices at year-end and the fixed swap price. At December 31, 1995, the Company had open swap agreements for the Company's production of 23,051,000 million British thermal units ("MMbtu") of natural gas for February 1996 through December 1998. Seagull had no open oil price swaps at year-end.

COMMODITY FUTURES

  The fair value is the estimated amount the Company would receive or pay to close the futures contracts at the reporting date, taking into account the difference between the NYMEX gas prices at year-end and the fixed futures price. At December 31, 1995, the Company had outstanding futures contracts covering notional volumes of 6,180,000 MMbtu for February 1996 through June 1996.

COMMODITY OPTIONS

  The fair value is the estimated amount the Company would receive or pay to close the option contracts at the reporting date, taking into account the difference between NYMEX or index prices at year-end and the option "strike" prices. At December 31, 1995, the Company had open option contracts on 2,430,000 MMbtu for February 1996 through June 1996.

  Fair value estimates are dependent upon subjective assumptions and involve significant uncertainties resulting in variability in estimates with changes in assumptions. Also, potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.





- -------------------------------
54   Seagull Energy Corporation

================================================================================

- --------------------------------------------------------------------------------
12.      SHAREHOLDERS' EQUITY

COMMON STOCK

  In February 1993, Seagull sold 5,060,000 shares (10,120,000 shares after the Stock Split) of Common Stock in an underwritten public offering. Net proceeds from the offering, totaling approximately $163.6 million, were used to retire debt.

  See Note 9 for information concerning restrictions imposed by the U.S. Credit Agreement on the Company's future purchases of Common Stock.

PREFERRED STOCK

  The Company is authorized to issue 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. There were no shares issued or outstanding as of December 31, 1995 and 1994.

PREFERRED SHARE PURCHASE RIGHTS

  In 1989, Seagull adopted a Share Purchase Rights Plan to protect the Company's shareholders from coercive or unfair takeover tactics. Under the Plan, each outstanding share and each share of Common Stock subsequently issued has attached to it one Right, exercisable at $32.75 (adjusted for Stock Split), subject to certain adjustments. Generally, in the event a person or group acquires 20% or more of the outstanding Common Stock other than pursuant to a cash tender offer for all shares of such Common Stock (provided that the tender offer increases the acquiring person's or group's ownership to at least 85% of the outstanding Common Stock), or in the event the Company is acquired in a merger or other business combination or 50% or more of the Company's consolidated assets or earning power is sold, each Right entitles the holder to purchase shares of Common Stock of the Company or of the acquiring company, having a value of twice the exercise price. The Rights, under certain circumstances, are redeemable at the option of Seagull's Board of Directors at a price of $0.01 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 20% threshold. The Rights expire on March 22, 1999.

ENSTAR ALASKA STOCK

  In June 1994, shareholders approved an amendment to the Company's articles of incorporation to create and issue a new class of common stock of the Company intended to reflect separately the performance of ENSTAR Alaska. There were no shares issued or outstanding as of December 31, 1995 and 1994.

- --------------------------------------------------------------------------------
13.      BENEFIT PLANS

STOCK OPTION PLANS

  The Company currently has seven stock option plans: the 1981 Stock Option Plan; the 1983 Stock Option Plan; the 1986 Stock Option Plan; the 1990 Stock Option Plan; the 1993 Stock Option Plan; the 1993 Nonemployee Directors' Stock Option Plan and the 1995 Omnibus Stock Plan. Twenty percent of (i) all options granted through December 31, 1992, (ii) 100,000 options granted in May 1993, and (iii) all options granted under the 1993 Nonemployee Directors' Stock Option Plan become exercisable on a cumulative basis in each of the first five years and expire 10 years after the date of grant. Forty percent of all other options granted after 1992 become exercisable after three years and twenty percent become exercisable on a cumulative basis in each of the next three years, and the options expire 10 years after the date of grant. The options are granted at the closing market price of Seagull's Common Stock on the New York Stock Exchange on the date of grant. Accordingly, no compensation expense is recognized in the Company's results of operations relating to these options.





                                                 -------------------------------
                                                 Seagull Energy Corporation   55

================================================================================


Information relating to stock options is summarized as follows (adjusted for Stock Split):

- ------------------------------------------------------------------------------------------------------------------------------------
                                                        1995                        1994                       1993
                                                Shares     Option Price      Shares     Option Price      Shares    Option Price
                                                            Per Share                    Per Share                   Per Share
- ------------------------------------------------------------------------------------------------------------------------------------
Balance outstanding -
 Beginning of year  . . . . . . . . . . .     2,692,504                     2,159,892                   1,862,872
   Granted  . . . . . . . . . . . . . . .       610,000      $   17.25-       628,500     $  25.50        615,000    $  26.38
                                                             $   18.88
   Exercised  . . . . . . . . . . . . . .      (128,776)     $    6.31-       (55,388)    $   6.31 -     (304,952)   $   6.31 -
                                                             $   17.38                    $  14.88                   $  14.88
   Canceled . . . . . . . . . . . . . . .      (114,700)                      (40,500)                    (13,028)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance outstanding - End of year . . . .     3,059,028      $    6.31-     2,692,504     $   6.31 -    2,159,892    $   6.31 -
                                                             $   26.38                    $  26.38                   $  26.38
====================================================================================================================================
Options exercisable - End of year . . . .     1,110,061                     1,003,970                     763,892
====================================================================================================================================
Options available for grant - End of year     1,546,360                       842,060                   1,430,060
====================================================================================================================================

  In October 1995, the Financial Accounting Standards Board approved the issuance of SFAS No. 123, "Accounting for Stock-Based Compensation." This SFAS establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 allows a company to adopt a fair value based method of accounting for an employee stock-based compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," Seagull's current accounting method. Under the intrinsic value method, the Company records no compensation expense for stock options granted, as the exercise price of all options granted is equal to the closing price of Seagull's common stock on the day of grant. However, under the fair value method, the Company would record compensation expense for similar grants based on an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the stock and its expected volatility and the risk-free interest rate for the expected term of the option. Seagull has undertaken a preliminary study of SFAS No. 123 and has determined that the Company will continue to follow the intrinsic value method. The disclosures required by SFAS No. 123 will be included in the Company's consolidated financial statements for the year ended December 31, 1996.

DEFINED BENEFIT PLANS

  The Company has an unfunded retirement plan which provides for supplemental benefits to certain officers and key employees. As of December 31, 1995, only one person was designated to participate in such plan. Total expenses of the plan were approximately $0.2 million, $0.3 million and $0.2 million for 1995, 1994 and 1993, respectively. The retirement plan's costs are included in general and administrative expenses.

  ENSTAR Alaska has two defined benefit retirement plans which cover salaried employees (the "Salaried Retirement Plan") and operating employees (the "Operating Unit Plan"). Clerical unit personnel, which constitute approximately 25% of total ENSTAR Alaska personnel, are not covered under a retirement plan. Determination of benefits for the salaried employees is based upon a combination of years of service and final monthly compensation. Benefits for operating employees are based solely on years of service. ENSTAR Alaska's policy is to fund the minimum contributions required by





- -------------------------------
56   Seagull Energy Corporation

================================================================================

applicable regulations. The net pension costs are included in operations and maintenance expenses.

The following table sets forth the ENSTAR Alaska plans' funded status and the amounts recognized in the consolidated financial statements at December 31, 1995 and 1994:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                            1995                             1994
                                                                  Salaried        Operating        Salaried         Operating
                                                                  Employees       Employees        Employees        Employees
- ------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligation  . . . . . . . . . . . . . . . .    $  (6,529)       $  (3,701)       $  (4,517)       $  (2,405)
====================================================================================================================================
   Accumulated benefit obligation . . . . . . . . . . . . . .    $  (6,578)       $  (3,708)       $  (4,582)       $  (2,416)
====================================================================================================================================
Projected benefit obligation for services rendered to date  .    $  (7,984)       $  (3,708)       $  (5,415)       $  (2,416)
Plan assets at fair value, primarily listed stocks
   and corporate and U. S. bonds  . . . . . . . . . . . . . .        5,377            3,412            3,818            2,513
- ------------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value in excess of (less than)
   projected benefit obligation . . . . . . . . . . . . . . .       (2,607)            (296)          (1,597)              97
Unrecognized prior service cost . . . . . . . . . . . . . . .           87               16               96               17
Unrecognized net loss . . . . . . . . . . . . . . . . . . . .        1,300              847              121              432
Unrecognized net obligation (asset) arising out of the initial application of SFAS No. 87, amortized over 15 years
   (salaried) and 18 years (operating)  . . . . . . . . . . .          561              (83)             655              (92)
Additional minimum liability  . . . . . . . . . . . . . . . .         (542)            (779)             (38)              --
- ------------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost  . . . . . . . . . . . . . . .    $  (1,201)       $    (295)       $    (763)       $     454
====================================================================================================================================
Net pension cost includes the following components:
   Service cost - benefits earned during the period . . . . .    $     172        $      94        $     226        $     111
   Interest cost on projected benefit obligation  . . . . . .          469              210              440              206
   Actual loss (gain) on plan assets  . . . . . . . . . . . .       (1,337)            (840)             331              198
   Net amortization and deferral  . . . . . . . . . . . . . .        1,126              642             (559)            (402)
- ------------------------------------------------------------------------------------------------------------------------------------
Net periodic pension cost . . . . . . . . . . . . . . . . . .    $     430        $     106        $     438        $     113
====================================================================================================================================

  The assumed weighted average discount rate for both ENSTAR Alaska plans was 7% and 8.5% for 1995 and 1994, respectively, and the rate of increase in future compensation for the Salaried Retirement Plan used in determining the projected benefit obligation was 5% for both 1995 and 1994. The expected long-term rate of return on plan assets for both ENSTAR Alaska plans was 8% for both 1995 and 1994.

PROFIT SHARING PLANS

  ENSTAR Alaska has trusteed profit sharing plans for salaried employees and union employees. Annual contributions for each plan are determined by the Company's Board of Directors pursuant to formulae which contain minimum contribution requirements. Profit sharing expense was approximately $0.3 million for each of the





                                                 -------------------------------
                                                 Seagull Energy Corporation   57

================================================================================

years 1995, 1994 and 1993, and is included in operations and maintenance expenses.

THRIFT PLANS

  The Seagull Thrift Plan and the ENSTAR Natural Gas Company Thrift Plan are qualified employee savings plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended. Seagull Canada's Retirement Plan and Capital Accumulation Plan are qualified employee savings plans in accordance with the provisions of the Income Tax Act of Canada. Company contributions to these four plans (collectively, the "Thrift Plans") were approximately $1.8 million, $1.8 million and $1.3 million for the years 1995, 1994 and 1993, respectively. The Thrift Plans' costs are included in operations and maintenance expenses and general and administrative expenses.

EMPLOYEE STOCK OWNERSHIP PLAN

  On November 15, 1989, the Company formed the Seagull Employee Stock Ownership Plan (the "ESOP") for the benefit of the non-Alaskan employees of the Company. The ESOP borrowed from the Company $7.7 million at an interest rate of 10 percent per annum to be repaid in twelve equal annual installments of principal and interest. The ESOP used the borrowed funds and the 1989 contributions from the Company to purchase 948,150 shares (adjusted for Stock Split) of Common Stock at $8.438 per share (adjusted for Stock Split) from Seagull's treasury. The purchase price was based upon the closing price of the Common Stock on the New York Stock Exchange on the date the ESOP was formed.

  The promissory note has been and will be funded entirely by contributions from Seagull. Company contributions of approximately $0.6 million in 1995 and $0.5 million in both 1994 and 1993 are included in operations and maintenance expenses and general and administrative expenses.

POSTRETIREMENT MEDICAL PLAN

  ENSTAR Alaska has a postretirement medical plan which covers all of its salaried employees. Determination of benefits is based upon the combined age of the retiree and years of service at retirement. The Company accrues for such benefits during the years the plan participants render service. Expenses related to the postretirement medical plan of $0.2 million in each of the years 1995, 1994 and 1993 are included in operations and maintenance expenses.

- --------------------------------------------------------------------------------
14.      INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993 was allocated as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                    1995            1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)  . . . . . . . . . . . . . . . . . . . . .        $    (2,312)     $    (2,314)     $     6,080
Additional paid-in capital for compensation expense for tax purposes in
 excess of amounts recognized for financial reporting purposes  . . . .               (374)            (160)          (1,966)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    (2,686)     $    (2,474)     $     4,114
====================================================================================================================================





- -------------------------------
58   Seagull Energy Corporation

================================================================================

The income tax expense (benefit) for each of the years ended December 31, 1995, 1994 and 1993 was as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                    1995            1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Current:
 Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $      6,115     $      1,651     $     3,667
 Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   466              399              --
 State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 3,462            1,325           1,363
- ------------------------------------------------------------------------------------------------------------------------------------
   Total current  . . . . . . . . . . . . . . . . . . . . . . . . . .                10,043            3,375           5,030
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred:
 Federal  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (9,633)          (6,655)          1,128
 Foreign  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (1,935)           1,256              --
 State  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  (787)            (290)           (78)
- ------------------------------------------------------------------------------------------------------------------------------------
   Total deferred . . . . . . . . . . . . . . . . . . . . . . . . . .               (12,355)          (5,689)          1,050
- ------------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)  . . . . . . . . . . . . . . . . . . . .          $     (2,312)    $     (2,314)    $     6,080
====================================================================================================================================

  The provision for income taxes for each of the years ended December 31, 1995, 1994 and 1993 was different than the amount computed using the federal statutory rate (35%) for the following reasons:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                    1995            1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Amount computed using the statutory rate  . . . . . . . . . . . . . . . . .    $       (588)    $        326     $    11,647
Increase (Reduction) in taxes resulting from:
 Utilization of Internal Revenue Code Section 29 (Tight Sands) credits  . .          (3,096)          (5,534)         (4,773)
 State income taxes, net  . . . . . . . . . . . . . . . . . . . . . . . . .           1,739              673             835
 Deferred tax asset valuation allowance   . . . . . . . . . . . . . . . . .            (981)            (380)           (859)
 Foreign Tax Effect - Canada  . . . . . . . . . . . . . . . . . . . . . . .           2,391            2,961              --
 Adjustments to beginning-of-the-year tax bases per the
  1994 and 1992 tax returns and effects of IRS exam   . . . . . . . . . . .          (1,385)              --            (657)
 Increase in the beginning-of-the-year balance of the deferred tax liabilities due to the increase in the corporate federal income
   tax rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --               --             960
 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (392)            (360)         (1,073)
- ------------------------------------------------------------------------------------------------------------------------------------
Income tax expense (benefit)  . . . . . . . . . . . . . . . . . . . . . . .    $     (2,312)    $     (2,314)    $     6,080
====================================================================================================================================





                                                 -------------------------------
                                                 Seagull Energy Corporation   59

================================================================================

  The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 1995, 1994 and 1993 are as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                    1995            1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred tax expense (benefit)
 (exclusive of the effects of other components listed below)  . . . . . . .    $    (11,374)    $     (5,309)    $       949
Decrease in deferred tax asset valuation allowance  . . . . . . . . . . . .            (981)            (380)           (859)
Increase in the beginning-of-the-year balance of the deferred tax liabilities due to the increase in the corporate federal
 income tax rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              --               --             960
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    (12,355)    $     (5,689)    $     1,050
====================================================================================================================================

The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1995, 1994 and 1993 were as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                    1995            1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
 Property, plant and equipment, due to differences in depreciation,
   depletion and amortization . . . . . . . . . . . . . . . . . . . .          $     57,301     $     63,303     $    45,296
 Investments in partnership, due to difference in depreciation  . . .                    --              564             606
 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                   197              513             509
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities  . . . . . . . . . . . . . . . . . . . . . .                57,498           64,380          46,411
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
 Minimum tax credit carryforwards   . . . . . . . . . . . . . . . . .               (18,102)         (14,367)        (12,221)
 Investment tax credit carryforwards  . . . . . . . . . . . . . . . .                (1,165)          (2,274)         (2,771)
 Deferred compensation/retirement related items accrued for
   financial reporting purposes . . . . . . . . . . . . . . . . . . .                (4,349)          (3,965)         (3,269)
 Contingent consideration related to acquisitions/dispositions  . . .                  (651)          (1,052)           (604)
 Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                (2,948)          (1,690)         (3,134)
- ------------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets . . . . . . . . . . . . . . . . . . . . . . . . .               (27,215)         (23,348)        (21,999)
Less - valuation allowance  . . . . . . . . . . . . . . . . . . . . .                   582            1,563           1,943
- ------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax assets . . . . . . . . . . . . . . . . . . . . . . .               (26,633)         (21,785)        (20,056)
- ------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax liabilities  . . . . . . . . . . . . . . . . . . . .          $     30,865     $     42,595     $    26,355
====================================================================================================================================

  For federal income tax purposes, as of December 31, 1995, the Company has unused investment tax credits of approximately $1.2 million which will expire in the years 1999 and 2000, and unused minimum tax credits of approximately $18.1 million which are available over an indefinite period.





- -------------------------------
60   Seagull Energy Corporation

================================================================================


- --------------------------------------------------------------------------------
15.      BUSINESS SEGMENTS

Information on the Company's operations by business segment is as follows for the year ended December 31:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands)
                                                                                   1995             1994             1993
- ------------------------------------------------------------------------------------------------------------------------------------
REVENUES:
 Exploration and production   . . . . . . . . . . . . . . . . . . . .          $    209,328     $    262,543     $   227,437
 Pipeline and marketing   . . . . . . . . . . . . . . . . . . . . . .                29,175           39,963          42,484
 Alaska transmission and distribution   . . . . . . . . . . . . . . .                97,770          105,598         107,244
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    336,273     $    408,104     $   377,165
====================================================================================================================================
OPERATING PROFIT (LOSS):
 Exploration and production(1)  . . . . . . . . . . . . . . . . . . .          $    (46,756)    $     28,266     $    42,969
 Pipeline and marketing   . . . . . . . . . . . . . . . . . . . . . .                 9,165           11,936          14,065
 Alaska transmission and distribution   . . . . . . . . . . . . . . .                23,141           21,865          18,955
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (14,450)          62,067          75,989
====================================================================================================================================
 General and administrative expense   . . . . . . . . . . . . . . . .               (19,167)         (10,252)        (11,666)
 Interest expense   . . . . . . . . . . . . . . . . . . . . . . . . .               (52,814)         (51,550)        (36,753)
 Gain on sales of property plant and equipment, net   . . . . . . . .                83,591              413           3,929
 Interest income and other  . . . . . . . . . . . . . . . . . . . . .                 1,160              254           1,779
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes . . . . . . . . . . . . . . . . .          $     (1,680)    $        932     $    33,278
====================================================================================================================================
OPERATIONS AND MAINTENANCE EXPENSE:
 Exploration and production   . . . . . . . . . . . . . . . . . . . .          $     67,043     $     75,342     $    63,651
 Pipeline and marketing   . . . . . . . . . . . . . . . . . . . . . .                18,127           23,129          22,926
 Alaska transmission and distribution   . . . . . . . . . . . . . . .                20,504           21,516          20,880
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    105,674     $    119,987     $   107,457
====================================================================================================================================
DEPRECIATION, DEPLETION AND AMORTIZATION:
 Exploration and production(1)  . . . . . . . . . . . . . . . . . . .          $    159,486     $    132,047     $   103,552
 Pipeline and marketing   . . . . . . . . . . . . . . . . . . . . . .                 1,883            4,898           5,493
 Alaska transmission and distribution   . . . . . . . . . . . . . . .                 7,797            7,752           7,511
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $    169,166     $    144,697     $   116,556
====================================================================================================================================
IDENTIFIABLE ASSETS:
 Exploration and production(2)  . . . . . . . . . . . . . . . . . . .          $    897,233     $  1,001,263     $   816,812
 Pipeline and marketing   . . . . . . . . . . . . . . . . . . . . . .                75,954           72,377          70,675
 Alaska transmission and distribution   . . . . . . . . . . . . . . .               189,081          190,087         185,701
 Corporate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                36,528           35,823          45,063
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $  1,198,796     $  1,299,550     $ 1,118,251
====================================================================================================================================
CAPITAL EXPENDITURES:
 Exploration and production   . . . . . . . . . . . . . . . . . . . .          $     76,202     $    136,090     $    97,818
 Pipeline and marketing   . . . . . . . . . . . . . . . . . . . . . .                   137            2,026           2,115
 Alaska transmission and distribution   . . . . . . . . . . . . . . .                 7,611            7,626          10,094
 Corporate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 1,397            4,510           2,015
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               $     85,347     $    150,252     $   112,042
====================================================================================================================================
ACQUISITIONS, NET OF CASH ACQUIRED  . . . . . . . . . . . . . . . . .          $         --     $    193,859     $    29,470
====================================================================================================================================

(1) Includes $44.4 million relating to the impairment of gas and oil properties for the year ended December 31, 1995.
(2) Includes identifiable assets related to Canadian operations, acquired on January 4, 1994, of $221.0 million and $224.7 million at December 31, 1995 and 1994, respectively. Net assets related to Canadian operations were $110.4 million and $44.2 million at December 31, 1995 and 1994, respectively.





                                                 -------------------------------
                                                 Seagull Energy Corporation   61

================================================================================

- --------------------------------------------------------------------------------
16.      SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:

- ------------------------------------------------------------------------------------------------------------------------------------
(Dollars in Thousands Except Per Share Amounts)
                                                                                                            Earnings (Loss)
                            Revenues            Operating Profit (Loss)        Net Earnings (Loss)            Per Share(1)
                      1995           1994          1995          1994          1995           1994           1995       1994
- ------------------------------------------------------------------------------------------------------------------------------------
March 31, . . . .   $ 94,850     $  127,063     $ (41,712)(2) $  34,829      $(38,550)(2)  $ 12,915     $ (1.07)(2)  $    0.35
June 30,  . . . .     81,487         99,559         9,840        17,246        (7,125)(3)     2,581       (0.20)(3)       0.07
September 30, . .     68,087         81,044           455         3,418        41,550(4)     (6,291)       1.13(4)       (0.17)
December 31,  . .     91,849        100,438        16,967         6,574         4,757        (5,959)       0.13          (0.16)
- ------------------------------------------------------------------------------------------------------------------------------------
Total . . . . . .   $336,273     $  408,104     $ (14,450)    $  62,067      $    632      $  3,246     $  0.02      $    0.09
====================================================================================================================================

(1) Quarterly earnings (loss) per common share do not total to the full year per share amount for 1995, as the weighted average number of shares outstanding for each quarter fluctuated as a result of the assumed exercise of stock options (see Note 2).
(2) Includes $44.4 million non-cash charge relating to the impairment of gas and oil properties (see Note 2).
(3) Includes one-time pre-tax charges of $8 million for expenses involved in the workforce reduction and consolidation (see Note 4).
(4)   Includes $82 million pre-tax gain on the sale of the Pipeline Assets (see
      Note 3).

- --------------------------------------------------------------------------------
17.      COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

  The Company leases certain office space and equipment under operating lease arrangements which contain renewal options and escalation clauses. Future minimum rental payments under these leases range between $1.9 million and $2.9 million in each of the years 1996-2000, and total $10.1 million for all subsequent years.

  Total rental expense under operating leases for 1995, 1994 and 1993 was approximately $2.8 million, $2.8 million and $2.5 million, respectively.

CONCENTRATIONS OF RISK

  The future results of the exploration and production segment will be affected by the market prices of natural gas and oil. The availability of a ready market for natural gas, oil and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas, crude oil and liquid products, imports, marketing of competitive fuels, proximity and capacity of gas and oil pipelines and other transportation facilities, any oversupply or undersupply of gas, oil and liquid products, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

  The Company operates in various phases of the natural gas industry with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. While certain of these customers are affected by periodic downturns in the economy in general or in their specific segment of the natural gas industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been immaterial and will continue to be immaterial to the Company's results of operations in the long term.

  Derivative financial instruments that hedge the price of natural gas and oil and interest rates are generally executed with major financial or commodities trading institutions which expose the Company to acceptable levels of market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.





- -------------------------------
62   Seagull Energy Corporation

================================================================================


LITIGATION

  The Company is a party to ongoing litigation in the normal course of business or other litigation with respect to which the Company is indemnified pursuant to various purchase agreements or other contractual arrangements. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on its financial condition or results of operations, if any, will not be material.





                                                 -------------------------------
                                                 Seagull Energy Corporation   63

================================================================================

- --------------------------------------------------------------------------------
                      REPORT OF MANAGEMENT TO SHAREHOLDERS
- --------------------------------------------------------------------------------

  The management of Seagull Energy Corporation is responsible for the preparation and integrity of financial statements and related data in this Annual Report, whether audited or unaudited. The financial statements were prepared in conformity with generally accepted accounting principles and are not misstated due to material fraud or error. The financial statements include certain estimates and judgments which management believes are reasonable under the circumstances. The other information in the Annual Report is consistent with that in the financial statements.

  Management is responsible for and maintains a system of internal accounting controls that is functioning as intended as of the end of the fiscal year.

  Management believes the system of internal controls is sufficient to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are reliable for preparing financial statements, as well as to prevent and detect fraudulent financial reporting. The internal control system is supported by written policies and procedures and the employment of trained, qualified personnel. The Company has an internal auditing staff which reviews the adequacy of the internal accounting controls and compliance with them. Management has considered the recommendations of the internal auditing staff and KPMG Peat Marwick LLP concerning the Company's system of internal controls and has responded appropriately to those recommendations.

  The accompanying consolidated financial statements of Seagull Energy Corporation and Subsidiaries as of December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Their audits were made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. The Auditors' Report appears on page 65.

  The Board of Directors, through its Audit Committee composed exclusively of outside directors, meets periodically with representatives of management, the internal auditing staff and the independent auditors to ensure the existence of effective internal accounting controls and to ensure that financial information is reported accurately and timely with all appropriate disclosures included. The independent auditors and the internal auditing staff have full and free access to, and meet with, the Audit Committee, with and without management present.

  s/Barry J. Galt
  Chairman, President and
  Chief Executive Officer

  s/Robert W. Shower
  Executive Vice President and
  Chief Financial Officer

  s/Rodney W. Bridges
  Vice President and Controller





- -------------------------------
64   Seagull Energy Corporation

================================================================================

- --------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
- --------------------------------------------------------------------------------

The Board of Directors and Shareholders
Seagull Energy Corporation:

  We have audited the accompanying consolidated balance sheets of Seagull Energy Corporation and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seagull Energy Corporation and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

  As discussed in Note 2, in 1995, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."


  /s/ KPMG PEAT MARWICK LLP

  Houston, Texas
  January 23, 1996





                                                 -------------------------------
                                                 Seagull Energy Corporation   65