Form 10-K, Exhibit 13
period 1996-12-31
SEAGULL ENERGY CORP
filed 1997-03-28
CIK 320321

EXHIBIT 13


                       CONSOLIDATED FINANCIAL STATEMENTS

                                   CONTENTS



                                                                            PAGE


Selected Financial Data ...................................................   21

Management's Discussion and Analysis of Financial Condition
and Results of Operations .................................................   22

Report of Management to Shareholders ......................................   32

Independent Auditors' Report ..............................................   33

Consolidated Statements of Operations .....................................   34

Consolidated Balance Sheets ...............................................   35

Consolidated Statements of Cash Flows .....................................   36

Consolidated Statements of Shareholders' Equity ...........................   37

Notes to Consolidated Financial Statements ................................   38


                            SELECTED FINANCIAL DATA
                 (Amounts in Thousands Except Per Share Data)



                                                                            Year Ended December 31,
                                                         1996          1995          1994           1993           1992
==========================================================================================================================
                                                                     Restated       Restated       Restated      Restated


Revenues .........................................   $   518,578   $   408,426    $   470,486    $   452,232   $   296,335
Net income (loss)(3)(4) ..........................        28,961        (1,738)        (4,405)        34,095         3,842
Earnings (loss) per share(3)(4) ..................          0.45         (0.03)         (0.07)          0.56          0.08
Net cash provided by operating
   activities before changes in
   operating assets and liabilities ..............       220,543       124,822        182,413        174,697        92,928
Net cash provided by
   operating activities ..........................       256,419       118,034        209,114        139,292        78,900
Total assets .....................................     1,515,063     1,359,125      1,454,050      1,286,391     1,233,828
Long-term portion of debt ........................       573,455       557,107        622,080        459,787       608,066
Redeemable bearer shares(5) ......................        16,059        16,591         17,467         18,375          --
Shareholders' equity .............................       597,730       562,621        557,646        567,943       358,326
Capital expenditures .............................       213,462       144,101        202,553        137,894        51,524
Acquisitions, net of cash acquired ...............       104,420          --          193,859         29,470       401,888
Standardized measure of discounted
   future net cash flows
   before taxes ..................................     2,137,870     1,103,962        865,047      1,022,140       955,960



(1)Reference is made to the Consolidated Financial Statements of Seagull Energy Corporation and Subsidiaries and Notes thereto, appearing on pages 33 through 64 of this Annual Report. As discussed in Note 1 to the Consolidated Financial Statements, all periods have been restated to reflect Seagull's merger with Global Natural Resources Inc. on October 3, 1996, which was accounted for as a pooling of interests.

(2)Includes Seagull Mid-South Inc. since December 31, 1992, Seagull Energy Canada Ltd. since January 4, 1994 and two Egyptian concessions since September 10, 1996.

(3)1992 includes the cumulative effect of two changes in accounting principles related to income taxes and postretirement benefits representing an increase in earnings of approximately $2.3 million, or $0.09 per share.

(4)1995 includes a pre-tax, non-cash charge for the impairment of long-lived assets of $48.8 million.

(5)See Note 9 to the Consolidated Financial Statements for discussion of redeemable bearer shares.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



GENERAL

   On October 3, 1996, the shareholders of Seagull Energy Corporation ("Seagull" or the "Company") and Global Natural Resources Inc. ("Global") approved a merger of a wholly owned subsidiary of Seagull into Global (the "Global Merger"). Pursuant to the Global Merger, each share of Global common stock was converted into 0.88 shares of Seagull common stock. The Global Merger was accounted for as a pooling of interests. Accordingly, the financial information for all periods have been restated to combine the results of Seagull and Global. Certain adjustments were made to the results of Seagull and Global to conform the accounting policies and presentation used by Seagull and Global.

   Information presented herein includes forward looking statements within the meaning of Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Although Seagull believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements include political developments in foreign countries, federal and state regulatory developments, the timing and extent of changes in commodity prices, the timing and extent of success in discovering, developing and producing or acquiring oil and gas reserves, and conditions of the capital and equity markets during the periods covered by the forward looking statements.


                             RESULTS OF OPERATIONS
                            CONSOLIDATED HIGHLIGHTS
                 (Amounts in Thousands Except Per Share Data)



                                                                                     1996            1995            1994
                                                                                 -------------   -------------    ------------

Revenues:                                                                                          Restated         Restated

  Oil and gas operations(*) ...................................................   $    420,962    $    310,656    $    364,888
  Alaska transmission and distribution ........................................         97,616          97,770         105,598
                                                                                 -------------   -------------    ------------
                                                                                  $    518,578    $    408,426    $    470,486
                                                                                 =============   =============    ============
Operating profit (loss):
  Oil and gas operations(*) ...................................................   $    100,529    $    (33,721)   $     41,374
  Alaska transmission and distribution ........................................         26,026          23,141          21,865
  General and administrative expenses .........................................        (21,500)        (23,798)        (14,603)
                                                                                 -------------   -------------    ------------
                                                                                  $    105,055    $    (34,378)   $     48,636
                                                                                 =============   =============    ============
Net income (loss) .............................................................   $     28,961    $     (1,738)   $     (4,405)
Earnings (loss) per share .....................................................   $       0.45    $      (0.03)   $      (0.07)
Weighted average number of common shares outstanding ..........................         64,073          62,674          63,006
Net cash provided by operating activities before changes in operating assets
  and liabilities .............................................................   $    220,543    $    124,822    $    182,413
Net cash provided by operating activities .....................................   $    256,419    $    118,034    $    209,114



(*)The Company reclassified its results of operations for 1995 and 1994 to combine the former Exploration and Production segment and Pipeline and Marketing segment into Oil and Gas Operations. Substantially all of the Company's gas processing and gas gathering assets were sold in September 1995. The assets sold contributed $17.6 million and $26.4 million in revenues and $6.2 million and $6.7 million in operating profit for 1995 and 1994, respectively.

   Seagull's $31 million and $138 million improvement in net income and cash flow provided by operating activities, respectively, for 1996 is principally due to two factors that substantially impacted the Oil and Gas Operations segment -- higher domestic gas prices and increasing levels of international oil production.

   Conversely, the Company's results of operations for 1995 were greatly influenced by lower domestic gas prices and three unusual items discussed below. See the "Oil and Gas Operations," section below for a further discussion of that segment's operating profit.

   The Company's results of operations were impacted by the following unusual items in the last two years:

   Merger expenses of $10.0 million ($9.0 million after taxes) were recorded in the fourth quarter of 1996 representing investment banking fees, legal, accounting and other expenses related to the Global Merger.

   On September 25, 1995, Seagull and three other sellers completed the sale of their disparate interests in 19 natural gas gathering systems and a gas processing plant (the "Pipeline Assets"). The Company recorded a pre-tax gain on the sale of $82 million ($54 million after taxes). The Pipeline Assets contributed $17.6 million and $26.4 million in revenues and $6.2 million and $6.7 million in operating profit for 1995 and 1994, respectively. With the sale of the Pipeline Assets, Seagull's former Exploration and Production segment and the Pipeline and Marketing segment have been reclassified into Oil and Gas Operations.

   Effective  March  31,  1995,  the  Company  adopted  Statement  of  Financial
Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result of the adoption of this standard, the Company recognized a pre-tax, non-cash charge against earnings during 1995 of $48.8 million ($32 million after taxes) (the "Long-Lived Asset Impairment").

   Seagull recorded one-time pre-tax charges of $8 million in general and administrative expenses resulting from the Company's workforce reduction and consolidation implemented during the second quarter of 1995. The savings from the workforce reduction and consolidation are primarily reflected in lower operating expenses.

   Natural gas is stated herein in billion cubic feet ("Bcf"), million cubic feet ("MMcf") or thousand cubic feet ("Mcf"). Oil, condensate and natural gas liquids ("NGL") are stated in thousand barrels ("MBbl") or barrels ("Bbl"). MMcfe and Mcfe represent the equivalent of one million and one thousand cubic feet of natural gas, respectively. Oil, condensate and NGL are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content. MBOE and BOE represent one thousand barrels of oil equivalent and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of liquid.

                            OIL AND GAS OPERATIONS
                            (Amounts in Thousands)



                                                      1996         1995           1994
                                                   ----------    ----------    ----------

Revenues:                                                         Restated      Restated
  Natural gas ..................................   $  297,149    $  218,039    $  264,764
  Oil and NGL ..................................       90,779        48,725        42,557
  Other E&P ....................................         (971)          991           156
  Pipeline and marketing .......................       34,005        42,901        57,411
                                                   ----------    ----------    ----------
   Total revenues ..............................      420,962       310,656       364,888
                                                   ----------    ----------    ----------
Costs of Operations:
  E&P direct operating expense .................       87,255        71,632        75,192
  E&P general operating expense ................       14,419        13,393        15,378
  Pipeline and marketing expenses ..............       23,578        30,674        39,949
  Exploration charges ..........................       50,227        40,223        43,813
  Depreciation, depletion and amortization .....      144,954       139,613       149,182
  Impairment of long-lived assets ..............         --          48,842          --
                                                   ----------    ----------    ----------
   Total operating costs .......................      320,433       344,377       323,514
                                                   ----------    ----------    ----------
Operating profit (loss) ........................   $  100,529    $  (33,721)   $   41,374
                                                   ==========    ==========    ==========


   The $110 million increase in revenues for 1996 as compared to 1995 was primarily the net result of two factors - (i) increases in the Company's average realized price of natural gas for its domestic E&P activities and (ii) increases in oil production and oil and gas price internationally. The domestic natural gas prices increase from $1.62 per Mcf for 1995 to $2.17 per Mcf for 1996 accounted for approximately $63 million of the overall increase in revenues. International production increased over 1995 as production in Egypt began in November 1995 and the Company purchased interests in two additional Egyptian concessions on September 10, 1996 (the "Esso Suez Acquisition"). Also, production increased steadily during 1996 from Cote d'Ivoire where production began in April 1995. The increases in production in Cote d'Ivoire and Egypt contributed approximately $35 million of the overall increase in revenues. Domestic gas production also increased slightly, providing approximately $6 million of the overall increase in revenues.

   Revenues decreased $54 million from 1994 to 1995 primarily as the result of substantial declines in the domestic and Canadian average natural gas prices and a 5% decline in domestic natural gas production. The domestic and Canadian natural gas price per Mcf decline from $1.88 to $1.62 and from $1.55 to $1.02, respectively, was responsible for approximately $41 million of the decrease in revenues and the 5% decline in domestic natural gas production was responsible for an additional $9 million. The decrease in domestic production was primarily due to voluntary curtailments coupled with lower sustainable deliverability resulting from natural production declines and a substantially lower level of development expenditures in late 1994 and all of 1995. Both the lower level of development expenditures and voluntary curtailments were directly related to the low natural gas price. The Company has had no voluntary curtailments in the U.S. since October 1995.

   In late 1995, Seagull initiated an active risk management program for a portion of its own E&P production and third-party activities, utilizing such derivative financial instruments as futures contracts, options and swaps. The primary objective of the risk management program is to help ensure more stable cash flow. The risk management program is also an important part of Seagull's third-party marketing efforts, allowing the Company to convert a customer's requested price to a price structure that is consistent with the Company's overall pricing strategy. Seagull accounts for its commodity derivative contracts as hedging activities and, accordingly, the effect is included in revenues when the commodities are produced.

   The Company recorded costs related to commodity hedging activities of $9.0 million, $0.5 million and none for 1996, 1995 and 1994, respectively. These costs had the effect of reducing average gas prices by $0.06 mcfe for 1996 and $0.004 mcfe for 1995.

   In mid 1996, Seagull put price "collars" in place with respect to about a third of its domestic gas deliverability for the first quarter of 1997 only. These "collars" assured a minimum realization above $2.00 per Mcf in exchange for a $2.50 per Mcf ceiling on that component of Seagull's production.
Additionally, the Company has commodity hedges in place for approximately 12 MMcf per day through December 1998 on properties associated with the Monetary Production Payment (see Note 6 to the Consolidated Financial Statements). These hedge positions will reduce first quarter 1997 E&P revenues. At December 31, 1996, there was $8.2 million of realized cost on commodity hedging activities which was deferred and will reduce revenues in the month that the hedged production occurred (January 1997). On the other hand, because of the drop in commodity prices after January 1997, the Company expects actual net realizations of above "collars" for February and March, 1997 to be slightly positive. Also at December 31, 1996, there are $2.0 million of net unrealized and unrecognized hedging cost related to the commodity hedges associated with the Monetary Production Payment based on the difference between the strike price and the futures price for the respective trading months at year end. Again as a result of the intervening drop in commodity prices, the net unrealized and unrecognized hedging cost would be substantially lower if current strike and futures prices were used. Essentially all other hedging activities were realized prior to year-end. The Company has no commodity hedges in place for equity production after March 1997 other than those associated with the Monetary Production Payment.


                  EXPLORATION AND PRODUCTION REVENUE BY AREA
                            (Amounts in Thousands)



                                         1996         1995         1994
                                      ----------   ----------   ----------
                                                    Restated     Restated

Gas Revenues:
  Domestic ........................   $  252,806   $  183,478   $  223,110
  Canada ..........................       26,869       22,591       30,695
  Cote d'Ivoire ...................        2,563          328         --
  Indonesia .......................       14,911       11,642       10,959
                                      ----------   ----------   ----------
                                      $  297,149   $  218,039   $  264,764
                                      ==========   ==========   ==========

Oil and NGL Revenues:
  Domestic ........................   $   29,706   $   22,228   $   24,879
  Canada ..........................        6,048        5,186        4,940
  Cote d'Ivoire ...................       10,235        4,050         --
  Egypt ...........................       28,126          442         --
  Russia ..........................       15,626       16,037       11,956
  Indonesia .......................        1,038          782          782
                                      ----------   ----------   ----------
                                      $   90,779   $   48,725   $   42,557
                                      ==========   ==========   ==========



                   EXPLORATION AND PRODUCTION OPERATING DATA



                                                 Net Daily Production               Unit Price
                                             1996        1995        1994        1996        1995        1994
                                           ---------   ---------   ---------   ---------   ---------   ---------
                                                        Restated    Restated                Restated    Restated

 Gas Sales(1):
    Domestic ...........................       317.6       310.7       325.5   $    2.17   $    1.62   $    1.88
    Canada .............................        57.9        60.5        54.1        1.27        1.02        1.55
    Cote d'Ivoire ......................         3.9         0.6        --          1.77        1.61        --
    Indonesia ..........................        12.1        10.8        12.3        3.36        2.96        2.45
                                           ---------   ---------   ---------   ---------   ---------   ---------
    Total ..............................       391.5       382.6       391.9   $    2.07   $    1.56   $    1.85
                                           =========   =========   =========   =========   =========   =========

 Oil and NGL Sales(2):
    Domestic ...........................       4,264       3,845       4,520   $   19.03   $   15.84   $   15.08
    Canada .............................         985       1,092       1,170       16.77       13.01       11.57
    Cote d'Ivoire ......................       1,395         715        --         20.04       15.51        --
    Egypt ..............................       3,565          67        --         21.56       17.97        --
    Indonesia ..........................         147         125         129       19.58       17.18       16.58
    Russia .............................       3,053       2,909       2,307       13.98       15.11       14.21
                                           ---------   ---------   ---------   ---------   ---------   ---------
    Total ..............................      13,409       8,753       8,126   $   18.50   $   15.53   $   14.35
                                           =========   =========   =========   =========   =========   =========



(1) Volume in MMcf per day; Price in $ per Mcf.

(2) Volume in Bbl per day; Price in $ per Bbl.


   The increase in E&P direct operating expenses of $15.6 million from 1995 to 1996 is principally a result of the increased production in the United States and Egypt. However, direct operating expense per equivalent unit of production for the Company's E&P activities increased from $0.45 per Mcfe in 1995 to $0.51 per Mcfe in 1996 primarily due to increased domestic transportation expense. Direct operating costs per equivalent unit of production are expected to increase slightly during 1997 as the Company's international operations and oil production (with higher associated direct operating costs) become increasingly significant to the Company's total E&P operations.

   Direct operating expense for the Company's E&P activities declined from 1994 to 1995 primarily due to the decline in domestic production and decreased export taxes in Russia attributable to a one-year exemption from export tax in the Company's Russian operations in 1995. Direct operating expenses per equivalent unit of production declined from $0.47 per Mcfe in 1994 to $0.45 per Mcfe in 1995.

   Oil and Gas Operations depreciation, depletion and amortization ("DD&A") expense increased from $139.6 million in 1995 to $145.0 million in 1996 primarily due to increased production discussed above, partially offset by a decrease in the average DD&A rate per equivalent unit of production from $0.86 per Mcfe in 1995 to $0.83 per Mcfe in 1996.

   DD&A expense for Oil and Gas Operations decreased $6.6 million from 1994 to 1995 principally as a result of the decline in domestic production coupled with a decrease in the average DD&A rate. Due to the Long-Lived Asset Impairment discussed previously and a change in the mix of properties being produced, the Company's average DD&A rate decreased from $0.89 per Mcfe in 1994 to $0.86 per Mcfe in 1995.

OUTLOOK

   At year-end 1996, the Company was producing about 375 MMcf per day of natural gas and 18,500 Bbl per day of crude oil, condensate and NGL worldwide. In the United States, Seagull expects to maintain its level of domestic gas production of about 300 MMcf per day throughout 1997. U.S. liquids production will increase when initial shipments begin from a recent discovery in the first half of 1997.

   In Canada, Seagull expects 1997 production to compare closely  with  year-end
1996   levels  of between 50 and 55 MMcf per day of gas and 1,000 Bbl per day of
oil, condensate and NGL.

   Internationally, production increases are anticipated in Egypt, where the Company expects oil output for 1997 to average approximately 10,000 Bbl per day. Elsewhere, Seagull expects production levels to grow more modestly in Cote d'Ivoire and to be essentially unchanged in Indonesia and Russia.

   The future results of the Oil and Gas Operations segment will be affected by the market prices of oil and natural gas and the Company's degree of exploration success. The availability of a ready market for oil, natural gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other crude oil, natural gas and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil, gas and liquid products, the regulatory environment, and other international, regional and political events, none of which can be predicted with certainty.

                     ALASKA TRANSMISSION AND DISTRIBUTION
                  (Dollars in Thousands Except Per Unit Data)



                                                    1996         1995         1994
                                                 ----------   ----------   ----------


Revenues .....................................   $   97,616   $   97,770   $  105,598
Cost of gas sold .............................       42,600       46,328       54,465
                                                 ----------   ----------   ----------
   Gross margin...............................       55,016       51,442       51,133
Operations and maintenance expense ...........       21,045       20,504       21,516
Depreciation, depletion and amortization .....        7,945        7,797        7,752
                                                 ----------   ----------   ----------
   Operating profit...........................   $   26,026   $   23,141   $   21,865
                                                 ==========   ==========   ==========
OPERATING DATA:
Degree days(*) ...............................       10,975        9,997       10,291
Volumes (Bcf):
  Gas sold ...................................         26.8         26.4         31.3
  Gas transported ............................         21.0         17.9         12.8
  Combined ...................................         47.8         44.3         44.1
Margins (per Mcf):
  Gas sold ...................................   $     1.70   $     1.66   $     1.49
  Gas transported ............................   $     0.46   $     0.43   $     0.35
  Combined ...................................   $     1.15   $     1.16   $     1.16
Year-end customers ...........................       94,100       92,100       90,100




(*)A measure of weather severity calculated by subtracting the mean temperature for each day from 65(degree)F. More degree days equate to colder weather.

   Operating profit of the Alaska transmission and distribution segment (ENSTAR Natural Gas Company, a division of the Company, and Alaska Pipeline Company, a wholly owned subsidiary, (collectively referred to herein as "ENSTAR Alaska") is primarily a function of the weather in the Anchorage, Alaska area during the winter heating season. Cold weather equates to higher gas volumes delivered, resulting in increased profits. This proved to be the case in 1996 as degree days for the ENSTAR Alaska service area increased 10% to 10,975 compared with 1995, resulting in a 12% increase in operating profit.

   Although degree days were down slightly in 1995, operating profit of ENSTAR Alaska improved from 1994 primarily as a result of lower operations and maintenance expense due to lower permit fees paid.

   In the first quarter of 1995, two large military power plants that previously purchased gas from ENSTAR Alaska began purchasing gas directly from gas producers. However, ENSTAR Alaska has been approved by the Alaska Public Utilities Commission to transport the customers' gas supplies for a fee that is essentially comparable to the margin (revenues net of the associated cost of gas sold) it previously earned. Accordingly, overall operating profit for the Alaska transmission and distribution segment was basically unaffected by this change.

OUTLOOK

   ENSTAR Alaska will continue to play a significant role in Seagull's future. Even though it may not fit precisely into the Company's other E&P-oriented activities, management expects it to be maintained as a major part of the Company.

   Future operating profit for this segment will be affected by weather, regulatory action and customer growth in ENSTAR Alaska's service area. The Company expects customer growth to continue to be relatively modest. During the 1996 summer construction season, approximately 56 miles of new distribution pipeline were installed to connect some 2,000 new customers. In September 1995, ENSTAR Alaska entered into a 33-year agreement to lease a 60-mile, 8-inch diameter pipeline between Anchorage, Alaska and Whittier, Alaska. The new pipeline is expected to add close to 1,500 new customers over the next few years.

   ENSTAR Alaska purchases all of its natural gas under long-term contracts in which the price is indexed to changes in the price of crude oil futures contracts. However, because ENSTAR Alaska's sales prices are adjusted to include the projected cost of its natural gas, there has been and is expected to be little or no impact on margins derived from ENSTAR Alaska's gas sales as a result of fluctuation in oil prices due to worldwide political events and changing market conditions.

                                     OTHER

   General and administrative expenses, excluding the $8 million charge for workforce reduction and consolidation discussed previously, increased approximately $5.7 million to $21.5 million in 1996 as a result of an increase in incentive compensation expenses and the Company's expanding international operations. Interest expense declined from $53.0 million in 1995 to $44.8 million for 1996 through utilization of the proceeds from the sale of the Pipeline Assets in late 1995 to repay amounts outstanding under the Company's existing credit facilities.

                        LIQUIDITY AND CAPITAL RESOURCES

                             CAPITAL EXPENDITURES
                            (Amounts in Thousands)



                                                   1996         1995         1994
                                                ----------   ----------   ----------
                                                              Restated     Restated

Exploration and production:
   Leasehold ................................   $   12,986   $   18,000   $   18,573
   Exploration ..............................       77,774       46,575       67,135
   Development ..............................      108,763       69,260      100,763
                                                ----------   ----------   ----------
                                                   199,523      133,835      186,471
Pipeline and marketing ......................          228          441        2,503
                                                ----------   ----------   ----------
Oil and gas operations ......................      199,751      134,276      188,974
Alaska transmission and distribution ........        9,287        7,611        7,626
Corporate ...................................        4,424        2,214        5,953
                                                ----------   ----------   ----------
                                                $  213,462   $  144,101   $  202,553
                                                ==========   ==========   ==========



                 E&P CAPITAL EXPENDITURES BY GEOGRAPHIC REGION
                              (AMOUNTS IN MILLIONS)


                         Data for 1996 Actuals Chart

                         Domestic ............... $139.7
                         Canada ................. $ 15.2
                         Egypt .................. $ 33.0
                         Cote d'Ivoire .......... $  6.9
                         Other .................. $  4.7


                         Data for 1997 Plan Chart

                         Domestic  .............. $114.2
                         Canada ................. $ 15.4
                         Egypt .................. $ 79.0
                         Cote d'Ivoire .......... $ 18.1
                         Other .................. $  8.3



   E&P is the Company's primary growth area. Historically, that growth has been achieved primarily through acquisitions of proved oil and gas properties. However, acquisitions are expected to play a much smaller role in Seagull's near-term future growth.

   In 1997, the Company's capital program is designed to hold domestic reserves and deliverability to approximately year-end 1996 levels, while greater focus is placed on Seagull's international drilling efforts.

   E&P capital expenditures in 1996 totaled $199.5 million, up substantially from $133.8 million in 1995. Spending outside the U.S. totaled $59.8 million, of which $13.2 million was for exploration and $43.5 million for exploitation.

   Seagull participated in the drilling of 46 exploratory wells during 1996, of which 23 were successful. Another 15 wells were in progress at year-end. Of the successes, 14 were in the U.S., 2 in Egypt, 2 in Cote d'Ivoire and 5 in Canada. In addition, domestic exploitation activities picked up considerably after being severely curtailed in 1995 due to the depressed U.S. gas prices.

   On September 10, 1996, Seagull consummated the Esso Suez Acquisition for a net purchase price of approximately $74 million in cash financed through additional borrowings under Seagull's revolving credit (the "Revolving Credit Facilities"). The assets purchased in the Esso Suez Acquisition include a 100% interest in the East Zeit oil producing concession in the offshore Gulf of Suez and the entire working interest in the South Hurghada concession located onshore on the coast of the Gulf of Suez approximately 250 miles south of Cairo.

   On September 10, 1996, the East Zeit concession area contained approximately 17 million net barrels of proved oil reserves. The 63,000-acre South Hurghada concession contained several currently drillable exploratory prospects, plus two existing oil discoveries.

   In addition, Seagull's new program of relatively small domestic producing property acquisitions initiated in 1996 resulted in the addition of 37.3 Bcfe for a cost of $29.1 million.

   Seagull's proved oil and gas reserves at December 31, 1996 totaled 257,957 MBOE compared with 243,152 MBOE at year-end 1995. Through drilling and proved property acquisitions, the Company replaced 159% of its production during 1996 at a finding and development ("F&D") cost of $6.36 per BOE and 177% of its production over the three year period 1994 through 1996 at a F&D cost of $5.76 per BOE.

   The higher reserve volumes and the improved price environment that existed at year-end 1996 combined to substantially increase the present value of future net cash flows from the Company's proved reserves. Specifically, the standardized measure of discounted future net cash flows before taxes from Seagull's proved oil and gas reserves, calculated based on Securities and Exchange Commission criteria, increased to $2.1 billion at December 31, 1996 compared with $1.1 billion at the end of 1995. Year-end 1996 calculations were made using prices of $3.27 per Mcf for gas and $20.99 per Bbl for oil, condensate and NGL. The Company's average realized price for the year ended December 31, 1996 were $2.07 per Mcf for gas and $18.50 per Bbl for oil, condensate and NGL. Because the disclosure requirements are standardized, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The above estimates should not be viewed as an estimate of fair market value. See Note 15 of Notes to Consolidated Financial Statements beginning on page 38 of this Annual Report for additional information.

   Plans for 1997 call for capital expenditures of approximately $250 million, including about $235 million in E&P. Seagull anticipates spending approximately $140 million for development, $10 million for leasehold and $85 million will be devoted to exploration. Of this total, about $105 million is expected to be spent outside North America. The 1997 capital program anticipates 35 to 40 exploratory wells in the U.S. and Canada and over 25 exploratory wells outside of North America.

LIQUIDITY

   The growth in the Oil and Gas Operations segment over the past eight years has been accomplished primarily through acquisitions financed initially by bank borrowings; however, since August 1990, the Company has utilized $520 million in net proceeds from three separate Common Stock offerings and the July 1993 sale of Senior and Senior Subordinated Notes, all in underwritten public offerings, to reduce borrowings under its existing bank facilities. In addition, Seagull reduced its borrowings under existing bank facilities in 1995 by $143 million with the proceeds from the sale of the Pipeline Assets and the Internal Revenue Code Section 29 Tax Credit-bearing gas properties.

   In 1993, the Company entered into the Revolving Credit Facilities with a group of major U. S. and international banks (the "Banks"). During 1996, the terms of the Revolving Credit Facilities were amended and currently provide a maximum commitment of $650 million. Under the terms of the Revolving Credit Facilities, the commitments thereunder begin to decline in equal quarterly amounts of $40 million commencing on March 31, 1999, with a final reduction of $50 million on December 31, 2002. The amount of senior indebtedness available to the Company under the provisions of the Revolving Credit Facilities is subject to a borrowing base (the "Borrowing Base"), based upon certain of the Company's proved oil and gas reserves and the financial performance of ENSTAR Alaska. The Borrowing Base is generally determined annually but may be redetermined one additional time each year, at the option of either Seagull or the Banks, and upon the sale of certain assets included in the Borrowing

Base. With the Esso Suez Acquisition, Seagull requested and received a $50 million increase to the Borrowing Base to $550 million on October 1, 1996. See Notes 4 and 6 of Notes to Consolidated Financial Statements beginning on page 38 of this Annual Report for additional information relating to acquisitions and debt.

   As of December 31, 1996, borrowings outstanding under the Revolving Credit Facilities were $237 million, leaving immediately available unused commitments of approximately $176 million, net of outstanding letters of credit of $20 million, $100 million of borrowings outstanding under the Senior Notes, and $17 million in borrowings outstanding under the Company's money market facilities.

   The money market facilities are with two U.S. banks and have a combined maximum commitment of $70 million. These lines of credit bear interest at rates made available by the banks at their option and may be canceled at either Seagull's or the banks' option.

   Management believes that the Company's internally generated funds and bank borrowing capabilities will be sufficient to finance current and forecasted operations.

ENVIRONMENTAL

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

                       SELECTED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data (stated in thousands except per share amounts) is as follows:



                                                             Quarter Ended(1)
                                           -----------------------------------------------------------
                                            March 31         June 30        September 30   December 31
                                           ----------       ----------      ------------   -----------

1996:
  Revenues .............................   $  136,840       $  112,437       $  110,786    $  158,515
  Operating Profit .....................   $   37,701       $   13,826       $   20,116    $   33,412
  Net Income (Loss) ....................   $   18,312       $   (2,934)      $    7,458    $    6,125(6)
  Earnings (Loss) per Share(2) .........   $     0.29       $    (0.05)      $     0.12    $     0.10

1995:
  Revenues .............................   $  112,427       $   98,595       $   85,381    $  112,023
  Operating Profit (Loss) ..............   $  (47,469)(3)   $   (2,114)(4)   $   (1,475)   $   16,680
  Net Income (Loss) ....................   $  (42,766)(3)   $  (10,063)(4)   $   43,692(5) $    7,399
  Earnings (Loss) per Share(2) .........   $    (0.69)      $    (0.16)      $     0.70    $     0.12



(1)As discussed in Note 1 to the Consolidated Financial Statements, all periods have been restated to reflect the Global Merger on October 3, 1996.

(2)Quarterly earnings (loss) per common share may not total to the full year per share amount, as the weighted average number of shares outstanding for each quarter fluctuated as a result of the assumed exercise of stock options.

(3)Includes $48.8 million pre-tax non-cash charge relating to the impairment of long-lived assets.

(4)Includes one-time pre-tax charges of $8 million for expenses involved in the workforce reduction and consolidation.

(5)Includes $82 million pre-tax gain on the sale of the Pipeline Assets.

(6)Includes $10 million pre-tax merger expenses relating to the Global Merger.

                      REPORT OF MANAGEMENT TO SHAREHOLDERS


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

   Management is responsible for and maintains a system of internal accounting controls that is sufficient to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are reliable for preparing financial statements, as well as to prevent and detect fraudulent financial reporting. The internal control system is supported by written policies and procedures and the employment of trained, qualified personnel. The Company has an internal auditing staff which reviews the adequacy of the internal accounting controls and compliance with them. Management has considered the recommendations of the internal auditing staff and KPMG Peat Marwick LLP concerning the Company's system of internal controls and has responded appropriately to those recommendations.

   The accompanying consolidated financial statements of Seagull Energy Corporation and Subsidiaries as of December 31, 1996 have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Their audits were made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements. The Auditors' Report appears on page 33.

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


/s/ BARRY J. GALT

Barry J. Galt
Chairman and
Chief Executive Officer


/s/ WILLIAM L. TRANSIER

William L. Transier
Senior Vice President and
Chief Financial Officer


/s/ GORDON L. MCCONNELL

Gordon L. McConnell
Vice President and Controller
January 27, 1997

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Seagull Energy Corporation:

   We have  audited  the  accompanying  consolidated  balance  sheets of Seagull
Energy Corporation and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seagull Energy Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

   As discussed in Note 2 in 1995, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed
Of."

/s/  KPMG Peat Marwick LLP

Houston, Texas
January 27, 1997

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Amount in Thousands Except Per Share Data)





                                                                      Year Ended December 31,
                                                               --------------------------------------
                                                                  1996          1995          1994
                                                               ----------    ----------    ----------
                                                                             Restated      Restated
Revenues:
  Oil and gas operations ...................................   $  420,962    $  310,656    $  364,888
  Alaska transmission and distribution .....................       97,616        97,770       105,598
                                                               ----------    ----------    ----------
                                                                  518,578       408,426       470,486

Costs of Operations:
  Operations and maintenance ...............................      146,297       136,203       152,035
  Alaska transmission and distribution cost of gas sold ....       42,600        46,328        54,465
  Exploration charges ......................................       50,227        40,223        43,813
  Depreciation, depletion and amortization .................      152,899       147,410       156,934
  Impairment of long-lived assets ..........................         --          48,842          --
  General and administrative ...............................       21,500        23,798        14,603
                                                               ----------    ----------    ----------
                                                                  413,523       442,804       421,850
                                                               ----------    ----------    ----------

Operating Profit (Loss) ....................................      105,055       (34,378)       48,636

Other (Income) Expense:
  Merger expense ...........................................        9,982          --            --
  Interest expense .........................................       44,842        52,978        51,674
  Gain on sales of property, plant and equipment, net ......       (1,088)      (83,388)         (405)
  Interest income and other ................................       (3,537)       (5,012)       (1,968)
                                                               ----------    ----------    ----------
                                                                   50,199       (35,422)       49,301
                                                               ----------    ----------    ----------

Income (Loss) Before Income Taxes ..........................       54,856         1,044          (665)

Income Tax Expense .........................................       25,895         2,782         3,740
                                                               ----------    ----------    ----------

Net Income (Loss) ..........................................   $   28,961    $   (1,738)   $   (4,405)
                                                               ==========    ==========    ==========

Earnings (Loss) Per Share ..................................   $     0.45    $    (0.03)   $    (0.07)
                                                               ==========    ==========    ==========

Weighted Average Number of Common
  Shares Outstanding .......................................       64,073        62,674        63,006
                                                               ==========    ==========    ==========


See accompanying Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
             (Amount in Thousands Except Share and Per Share Data)



                                                                                             December 31,
                                                                                       --------------------------
                                                                                          1996           1995
                                                                                       -----------    -----------
                                                                                                      Restated

ASSETS
  Current Assets:
   Cash and cash equivalents .......................................................   $    15,284    $    21,477
   Short-term investments ..........................................................          --            5,004
   Accounts receivable, net ........................................................       193,659        133,190
   Inventories .....................................................................        12,285          5,488
   Prepaid expenses and other ......................................................         6,389         16,272
                                                                                       -----------    -----------
     Total Current Assets ..........................................................       227,617        181,431

  Property, Plant and Equipment:
   Oil and gas properties (successful efforts method) ..............................     1,750,784      1,494,773
   Utility plant ...................................................................       238,091        229,883
   Other ...........................................................................        60,481         58,507
                                                                                       -----------    -----------
                                                                                         2,049,356      1,783,163
  Accumulated Depreciation, Depletion and Amortization .............................       804,715        652,985
                                                                                       -----------    -----------
                                                                                         1,244,641      1,130,178
  Other Assets .....................................................................        42,805         47,516
                                                                                       -----------    -----------

  Total Assets .....................................................................   $ 1,515,063    $ 1,359,125
                                                                                       ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY Current Liabilities:
   Accounts and note payable .......................................................   $   166,775    $    94,318
   Accrued expenses ................................................................        57,368         50,224
   Current maturities of long-term debt ............................................         7,227          1,650
                                                                                       -----------    -----------
     Total Current Liabilities .....................................................       231,370        146,192

  Long-Term Debt ...................................................................       573,455        557,107
  Other Noncurrent Liabilities .....................................................        65,428         53,237
  Deferred Income Taxes ............................................................        31,021         23,377

  Redeemable Bearer Shares .........................................................        16,059         16,591

  Commitments and Contingencies ....................................................          --             --

  Shareholders' Equity:
   Common Stock, $.10 par value; authorized 100,000,000 shares;
     issued 63,073,287 in 1996 and 65,983,199 in 1995 ..............................         6,307          6,598
   Additional paid-in capital ......................................................       483,118        496,377
   Retained earnings ...............................................................       115,805         86,844
   Foreign currency translation adjustment .........................................            51            389
   Less:  note receivable from employee stock ownership plan .......................        (4,284)        (4,922)
   Less:  treasury stock, at cost; 361,314 shares in 1996 and 3,729,823 in 1995 ....        (3,267)       (22,665)
                                                                                       -----------    -----------
     Total Shareholders' Equity ....................................................       597,730        562,621
                                                                                       -----------    -----------

   Total Liabilities and Shareholders' Equity ......................................   $ 1,515,063    $ 1,359,125
                                                                                       ===========    ===========



See accompanying Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (Amounts in Thousands)




                                                                                                 Year Ended December 31,
                                                                                       -----------------------------------------
                                                                                          1996           1995           1994
                                                                                       -----------    -----------    -----------
Operating Activities:                                                                                   Restated       Restated


  Net income (loss) ................................................................   $    28,961    $    (1,738)   $    (4,405)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation, depletion and amortization ......................................       156,319        151,761        159,950
     Impairment of long-lived assets ...............................................          --           48,842           --
     Amortization of deferred financing costs ......................................         2,969          3,429          3,841
     Deferred income taxes .........................................................         8,701        (16,292)        (6,291)
     Dry hole expense ..............................................................        23,671         22,153         27,166
     Gains on sales of property, plant and equipment, net ..........................        (1,088)       (83,388)          (405)
     Other .........................................................................         1,010             55          2,557
                                                                                       -----------    -----------    -----------
                                                                                           220,543        124,822        182,413

     Changes in operating assets and liabilities, net of acquisitions:
        Decrease in short-term investments .........................................         5,014         28,538         16,210
        Decrease (increase) in accounts receivable .................................       (53,531)       (21,721)        12,408
        Decrease in inventories, prepaid expenses and other ........................         9,731          1,793          3,046
        Increase (decrease) in accounts payable ....................................        53,281        (15,551)         3,093
        Increase (decrease) in accrued expenses and other ..........................        21,381            153         (8,056)
                                                                                       -----------    -----------    -----------
         Net Cash Provided By Operating Activities .................................       256,419        118,034        209,114

Investing Activities:
  Capital expenditures .............................................................      (213,462)      (144,101)      (202,553)
  Acquisitions of oil and gas properties ...........................................       (90,867)          --         (222,780)
  Acquisitions of other assets and liabilities, net of cash acquired ...............       (13,553)          --           28,921
  Proceeds from sales of property, plant and equipment .............................        10,557        107,960          7,605
  Other ............................................................................         2,020           (307)        (1,775)
                                                                                       -----------    -----------    -----------
        Net Cash Used In Investing Activities ......................................      (305,305)       (36,448)      (390,582)

Financing Activities:
  Proceeds from debt ...............................................................       407,738        668,815        754,413
  Principal payments on debt .......................................................      (368,754)      (737,473)      (582,827)
  Proceeds from sale of common stock ...............................................         4,401          2,241          1,291
  Acquisitions of treasury stock ...................................................          --             --           (5,289)
  Other ............................................................................        (1,051)        (3,957)           624
                                                                                       -----------    -----------    -----------
        Net Cash Provided by (Used In) Financing Activities ........................        42,334        (70,374)       168,212

Effect of exchange rate changes on cash ............................................           359            (48)         1,641
                                                                                       -----------    -----------    -----------

         Increase (Decrease) In Cash And Cash Equivalents ..........................        (6,193)        11,164        (11,615)
Cash And Cash Equivalents At Beginning Of Period ...................................        21,477         10,313         21,928
                                                                                       -----------    -----------    -----------

Cash And Cash Equivalents At End Of Period .........................................   $    15,284    $    21,477    $    10,313
                                                                                       ===========    ===========    ===========



See accompanying Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            (Amounts in Thousands)



                                                                                    Foreign       Note
                                                        Additional                 Currency     Receivable   Treasury
                                             Common       Paid-in      Retained   Translation     from        Stock,
                                              Stock       Capital      Earnings    Adjustment      ESOP       at Cost       Total
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------

January 1, 1994 - Restated ..............   $   6,559    $ 492,110    $  92,987    $    --      $  (6,029)   $ (17,683)   $ 567,944
   Net loss for the period ..............        --           --         (4,405)        --           --           --         (4,405)
   Acquisition of treasury stock ........        --           --           --           --           --         (5,289)      (5,289)
   Exercise of employee
     stock options ......................          18        1,273         --           --           --           --          1,291
   Foreign currency
     translation adjustment .............        --           --           --         (2,684)        --           --         (2,684)
   Repayment of note
     receivable by ESOP .................        --           --           --           --            527         --            527
   Other ................................        --            195         --           --           --             70          265
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------

December 31, 1994 - Restated ............       6,577      493,578       88,582       (2,684)      (5,502)     (22,902)     557,649
   Net loss for the period ..............        --           --         (1,738)        --           --           --         (1,738)
   Exercise of employee stock options ...          21        2,220         --           --           --           --          2,241
   Treasury stock issued as executive
     incentive compensation .............        --            164         --           --           --            171          335
   Foreign currency
     translation adjustment .............        --           --           --          3,073         --           --          3,073
   Repayment of note
     receivable by ESOP .................        --           --           --           --            580         --            580
   Other ................................        --            415         --           --           --             66          481
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------

December 31, 1995 - Restated ............       6,598      496,377       86,844          389       (4,922)     (22,665)     562,621
   Net income for the period ............        --           --         28,961         --           --           --         28,961
   Retirement of treasury stock
     pursuant to the Global Merger ......        (335)     (19,021)        --           --           --         19,356         --
   Exercise of employee stock options ...          44        4,357         --           --           --           --          4,401
   Foreign currency
     translation adjustment .............        --           --           --           (338)        --           --           (338)
   Repayment of note
     receivable by ESOP .................        --           --           --           --            638         --            638
   Other ................................        --          1,405         --           --           --             42        1,447
                                            ---------    ---------    ---------    ---------    ---------    ---------    ---------

December 31, 1996 .......................   $   6,307    $ 483,118    $ 115,805    $      51    $  (4,284)   $  (3,267)   $ 597,730
                                            =========    =========    =========    =========    =========    =========    =========





See accompanying Notes to Consolidated Financial Statements.

                   NOTE TO CONSOLIDATED FINANCIAL STATEMENTS


INDEX



                                                                            PAGE

 1.     Organization......................................................    38
 2.     Summary of Significant Accounting Policies........................    39
 3.     Supplemental Disclosures of Cash Flow Information.................    43
 4.     Acquisition and Disposition of Assets.............................    43
 5.     Other Noncurrent Assets...........................................    44
 6.     Debt..............................................................    45
 7.     Other Noncurrent Liabilities......................................    48
 8.     Fair Value of Financial Instruments...............................    48
 9.     Redeemable Bearer Shares..........................................    49
10.     Shareholders' Equity..............................................    50
11.     Benefit Plans.....................................................    51
12.     Income Taxes......................................................    55
13.     Business Segments.................................................    57
14.     Commitments and Contingencies.....................................    58
15.     Supplemental Oil and Gas Information (Unaudited)..................    59




1.  ORGANIZATION

   Seagull is an international oil and gas company engaged in exploration and development activities in the United States, Egypt, Cote d'Ivoire, Canada, Indonesia and the Russian Republic of Tatarstan. It also transports, distributes and markets natural gas, liquids products and petrochemicals in the U.S. and Canada.

   MERGER WITH GLOBAL NATURAL RESOURCES INC. - On October 3, 1996, the shareholders of Seagull Energy Corporation (the "Company" or "Seagull") and Global Natural Resources Inc. ("Global") approved a merger of a wholly owned subsidiary of Seagull into Global (the "Global Merger"). Pursuant to the Global Merger, each share of Global common stock was converted into 0.88 shares of Seagull common stock with approximately 26.3 million shares issued to the shareholders of Global. The Global Merger was accounted for as a pooling of interests. Accordingly, the financial statements for periods prior to the Global Merger have been restated to combine the results of Seagull and Global. Net income for the year ended December 31, 1996 includes the effect of transaction costs of the Global Merger of approximately $10 million ($9 million after tax).

   The results of operations previously reported by the separate companies and the combined amounts presented in the accompanying consolidated financial statements are summarized below. Certain adjustments were made to the results of Seagull and Global to conform the accounting policies and presentation used by Seagull and Global. The increase (decrease) in net income of these adjustments was $(1.4) million, $3.9 million and $0.6 million for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994, respectively. These adjustments were primarily to reflect the change in the valuation allowance related to the deferred tax assets associated with book to tax basis differences on domestic property, plant and equipment generated during the applicable periods. These deferred tax assets were not utilized by Global, but more likely than not will be utilized by the combined company.


================================================================================
(Amounts In Thousands)



                                           Nine Months Ended     Year Ended December 31,
                                           September 30, 1996       1995          1994
                                           ------------------    ----------    ----------
                                               (Unaudited)

Revenues:
  Seagull ..............................   $          281,640    $  336,273    $  408,104
  Global ...............................               82,525        78,457        62,943
  Conforming adjustments ...............               (4,102)       (6,304)         (561)
                                           ------------------    ----------    ----------
  Combined .............................   $          360,063    $  408,426    $  470,486
                                           ==================    ==========    ==========
Net income (loss):
  Seagull ..............................   $           10,572    $      632    $    3,246
  Global ...............................               13,645        (6,307)       (8,253)
  Conforming adjustments ...............               (1,381)        3,937           602
                                           ------------------    ----------    ----------
  Combined .............................   $           22,836    $   (1,738)   $   (4,405)
                                           ==================    ==========    ==========



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   GENERAL - The accompanying consolidated financial statements of Seagull have been prepared according to generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. These accounting principles require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made in the 1995 and 1994 financial statements to conform to the presentation used in 1996.

   CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Seagull Energy Corporation and its majority-owned entities. All significant intercompany transactions have been eliminated.

   REGULATION - The Company operates in Alaska through a division of the Company and a wholly owned subsidiary (collectively referred to herein as "ENSTAR Alaska"). ENSTAR Alaska is subject to regulation by the Alaska Public Utilities Commission ("APUC"), which has jurisdiction over, among other things, rates, accounting procedures and standards of service.

   CASH EQUIVALENTS - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   SHORT-TERM INVESTMENTS - Short-term investments include highly liquid investments having a maturity at the date of purchase of more than three months. As of December 31, 1995, short-term investments consisted entirely of U.S. government securities.

   INVENTORIES - Materials and supplies are valued at the lower of average cost or market value (net realizable value).

   OIL AND GAS PROPERTIES - The Company uses the successful efforts method of accounting for its oil and gas operations whereby acquisition costs and exploratory drilling costs related to properties with proved reserves and all development costs including development dry holes are capitalized. The acquisition costs of unproved leaseholds are capitalized pending the results of exploration efforts. Unproved leaseholds with significant acquisition costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, is amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Exploratory dry holes and geological and geophysical charges are expensed as incurred. Capitalized costs are depleted using the unit-of-production method based upon estimates of proved oil and gas reserves on a depletable unit basis. Estimated costs (net of salvage value) of dismantling and abandoning oil and gas production facilities are computed by the Company's engineers and included when calculating depreciation and depletion using the unit-of-production method. The total estimated future dismantlement and abandonment cost being amortized as of December 31, 1996 was approximately $26.6 million.

   The Company performs a review for impairment of proved oil and gas properties on a depletable unit basis when circumstances suggest the need for such a review. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit will be recognized. Fair value, on a depletable unit basis, is estimated to be the present value of expected future net cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves. As a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, effective March 31, 1995, the Company recognized a non-cash pre-tax charge against income of $46.1 million related to oil and gas properties.

   Prior to March 31, 1995, the Company determined the impairment of proved oil and gas properties on a world-wide basis. Using the world-wide basis, if the net capitalized costs exceeded the estimated future undiscounted after-tax net cash flows from proved oil and gas reserves using period-end pricing, such excess costs would be charged to expense.

   Interest cost capitalized as property, plant and equipment amounted to approximately $2.6 million, $1.2 million and $0.7 million in 1996, 1995 and 1994, respectively.

   OTHER PROPERTY, PLANT AND EQUIPMENT - Depreciation of the utility plant, gas gathering pipeline facilities, gas processing plants and other property is computed principally using the straight-line method over their estimated useful lives, which vary from 3 to 33 years.

   Utility plant facilities are subject to APUC regulation. When utility properties are disposed of or otherwise retired, the original cost of the property, plus cost of retirement, less salvage value, is charged to accumulated depreciation.

   The Company groups and evaluates other property, plant and equipment for impairment based on the ability to identify separate cash flows generated therefrom. As a result of the adoption of SFAS No. 121, effective March 31, 1995, the Company recognized a pre-tax non-cash charge against income of $2.7 million for impairment of other property, plant and equipment.

   Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the property are capitalized.

   TREASURY STOCK - The Company follows the average cost method of accounting for treasury stock transactions.

   REVENUE RECOGNITION - The Company records oil and natural gas revenue following the entitlement method of accounting for production imbalances, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as an asset.

   ENSTAR Alaska's operating revenues are based on rates authorized by the APUC which are applied to customers' consumption of natural gas. ENSTAR Alaska records unbilled revenue, including amounts to be billed under a purchased gas adjustment clause, at the end of each accounting period.

   DERIVATIVE FINANCIAL INSTRUMENTS - The Company enters into a variety of commodity derivative contracts for non-trading purposes as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of price fluctuations. The Company primarily uses futures contracts, price swaps and options when it determines it is appropriate to hedge its commodity prices. While derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of oil and natural gas, the derivative financial instruments may limit the Company's gain from increases in the market price of oil and natural gas. Income and costs related to these hedging activities are recognized in oil and gas revenues when the commodities are produced. Any realized income and costs that are deferred at the balance sheet date and any margin accounts for futures contracts are included as net current assets. For the years ended December 31, 1996, 1995 and 1994, the Company recorded $9.0 million, $0.5 million and none, respectively, in costs from commodity hedging activities. At December 31, 1996, there was $8.2 million of realized costs on commodity hedging activities which were deferred and will be applied as a reduction in revenues in the month of physical sale of production. Of this amount, $1.0 million is related to the commodity hedges required in the sale of the Section 29 properties. In addition, there was $2.5 million of unrealized and unrecognized costs associated with open contracts at December 31, 1996.

   The Company recorded costs related to commodity hedging activities of $9.0 million, $0.5 million and none for 1996, 1995 and 1994, respectively. These costs had the effect of reducing average gas prices by $0.06 mcfe for 1996 and $0.004 mcfe for 1995.

   In mid 1996, Seagull put price "collars" in place with respect to about a third of its domestic gas deliverability for the first quarter of 1997 only. These "collars" assured a minimum realization above $2.00 per Mcf in exchange for a $2.50 per Mcf ceiling on that component of Seagull's production.
Additionally, the Company has commodity hedges in place for approximately 12 MMcf per day through December 1998 on properties associated with the Monetary Production Payment (see Note 6). These hedge positions will reduce first quarter 1997 E&P revenues. At December 31, 1996, there was $8.2 million of realized cost on commodity hedging activities which was deferred and will reduce revenues in the month that the hedged production occurred (January 1997). On the other hand, because of the drop in commodity prices after January 1997, the Company expects actual net realizations of above "collars" for February and March, 1997 to be slightly positive. Also at December 31, 1996, there are $2.0 million of net unrealized and unrecognized hedging cost related to the commodity hedges associated with the Monetary Production Payment based on the difference between the strike price and the futures price for the respective trading months at year end. Again as a result of the intervening drop in commodity prices, the net unrealized and unrecognized hedging cost would be substantially lower if current strike and futures prices were used. Essentially all other hedging activities were realized prior to year-end. The Company has no commodity hedges in place for equity production after March 1997 other than those associated with the Monetary Production Payment.

   The Company has entered into interest rate swap agreements to manage the impact of changes in interest rates. The differential interest to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as a component of interest expense.

   GENERAL AND ADMINISTRATIVE EXPENSE - General and administrative expenses represent various overhead costs of corporate departments. All overhead expenses directly related to the operations of the Company's business segments are included in operations and maintenance expenses and exploration charges.

   INCOME TAXES - The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

   FOREIGN CURRENCY TRANSLATION - The functional currency for the Company's Canadian operations is the applicable local currency. Translation from Canadian dollars to U. S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using primarily a weighted average exchange rate during the period. Adjustments resulting from such translation are included as a separate component of shareholders' equity. Deferred income taxes have not been provided on translation adjustments because any unremitted income from Seagull's foreign operations is considered to be permanently invested.

   The U.S. dollar is the functional currency for the Company's operations in Russia. Monetary assets and liabilities denominated in rubles are translated into U.S. dollars using the market rate, as set by the Central Bank of the Russian Federation. Non-monetary assets and liabilities denominated in rubles are translated at historical rates. Exchange gains or losses arising from the translation of ruble denominated assets and liabilities into U.S. dollars are included in net income.

   The ruble is not a convertible currency outside the territory of Russia. In addition, the economy in Russia has experienced hyperinflation, which has resulted in a significant devaluation of the ruble. If hyperinflation continues, additional devaluation of the ruble may occur. As of December 31, 1996, the Company's consolidated financial statements include ruble denominated net monetary liabilities of approximately 4.6 billion rubles, which have been translated into approximately $0.8 million.

   The U.S. dollar is the functional currency for all other foreign operations, as predominantly all transactions in those operations are denominated in U.S. dollars.

   STOCK-BASED COMPENSATION - Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." This SFAS allows a Company to adopt a fair value based method of accounting for a stock-based employee compensation plan or to continue to use the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has chosen to continue to account for stock-based compensation under the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to the fair market value of Seagull's common stock on the day of grant.

   EARNINGS PER SHARE - The weighted average number of common shares outstanding for the computation of earnings per share for the years ended December 31, 1996, 1995 and 1994 gives effect to the assumed exercise of stock options as of the beginning of the year.

   CONCENTRATIONS OF RISK - The future results of the oil and gas operations segment will be affected by the market prices of oil and natural gas. The availability of a ready market for natural gas, oil and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas, crude oil and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas, oil and liquid products, the regulatory environment, and other regional and political events, none of which can be predicted with certainty.

   The Company operates in various phases of the oil and natural gas industries with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. The Company's receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been immaterial and will continue to be immaterial to the Company's results of operations in the long term. Trade receivables are generally not collateralized; however, the Company analyzes customers' and joint venture partners' historical credit positions prior to extending credit.

   The Company has a significant portion of its operations in various geographic areas of the world. The Company's activities in these areas are subject to the usual risks associated with foreign operations, including political and economic uncertainties, risks of cancellation or unilateral modification of agreements, operating restrictions, currency repatriation restrictions, expropriation, export restrictions, the imposition of new taxes and the increase of existing taxes, inflation, foreign exchange fluctuations and other risks arising out of foreign government sovereignty over areas in which the operations are conducted. The Company has endeavored to protect itself against political and commercial risks inherent in these operations. There is no certainty that the steps taken by the Company will provide adequate protection.

   Derivative financial instruments that hedge the price of oil and natural gas and interest rates are generally executed with major financial or commodities trading institutions which expose the Company to acceptable levels of market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The creditworthiness of counterparties is subject to continuing review and full performance is anticipated.

3.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures of cash flow information (stated in thousands) are as follows:

================================================================================



                             Year Ended December 31,
                                                  1996        1995        1994
                                                ---------   ---------   --------

Cash paid during the year for:
 Interest, net of amount capitalized ........   $  44,033   $  46,804   $ 44,946
 Income taxes ...............................   $  12,046   $  14,074   $  8,198


4.  ACQUISITION AND DISPOSITION OF ASSETS

   On September 10, 1996, Seagull purchased the stock of Esso Suez Inc. ("ESI") and certain assets of Esso Egypt Limited (the "EEL Assets") for a net purchase price of approximately $74 million in cash (the "Esso Suez Acquisition") financed through additional borrowings under Seagull's revolving credit facilities. The transaction was accounted for as a purchase. ESI holds a 100% interest in the East Zeit oil producing concession in the offshore Gulf of Suez, and the EEL Assets consist of the entire working interest in the South Hurghada concession located onshore on the coast of the Gulf of Suez approximately 250 miles southeast of Cairo. As of September 10, 1996, the ESI concession area contained approximately 17 million net barrels of proved oil reserves. The 63,000-acre South Hurghada concession contains several currently drillable exploratory prospects, plus two existing oil discoveries.


===============================================================================

(Unaudited)

                                           Year Ended December 31,
                                             1996        1995
                                           ---------   ---------

Revenues ...............................   $ 552,892   $ 466,639
Net income .............................   $  37,030   $  11,074
Earnings per share .....................   $    0.58   $    0.18


   The table on page 43 (stated in thousands except per share data) presents the unaudited pro forma results of the combined operations of Seagull, ESI and the EEL Assets as though the Esso Suez Acquisition had occurred on January 1, 1995. The unaudited pro forma information does not purport to be indicative of actual results if the Esso Suez Acquisition had been in effect for the periods indicated.

   On September 25, 1995, the Company and three other sellers completed the sale of their disparate interests in 19 natural gas gathering systems and a gas processing plant (the "Pipeline Assets"). From its share of the proceeds, Seagull realized a one-time, pre-tax gain of approximately $82 million recorded in the third quarter of 1995. For the years ended December 31, 1995 and 1994, the Pipeline Assets contributed $17.6 million and $26.4 million, respectively, to the revenues and $6.2 million and $6.7 million, respectively, to the operating profit (loss) of the oil and gas operations segment.

   In September 1995, the Company sold certain Internal Revenue Code Section 29 Tax Credit-bearing gas properties (the "Section 29 Properties") to an investment group which includes a Seagull subsidiary and two financial investors. For accounting purposes, the Company has treated the sale as a non-recourse monetary production payment reflected in long-term debt on the balance sheet (see Note
6).

5.  OTHER NONCURRENT ASSETS

Other noncurrent assets include the following (stated in thousands):

===============================================================================



                                                December 31,
                                              1996        1995
                                           ---------   ---------

Oil and gas imbalances .................   $  24,673   $  24,382
Deferred financing costs ...............      10,255      12,979
Other ..................................       7,877      10,155
                                           ---------   ---------
                                           $  42,805   $  47,516
                                           =========   =========


   OIL AND GAS IMBALANCES - As discussed in Note 2, the Company records oil and gas revenues following the entitlement method of accounting for production imbalances. The Company records revenue from gas marketing sales net of the cost of gas and third-party delivery fees, with any resulting transportation imbalances recorded as a current receivable or payable.

The Company's oil, gas and transportation imbalance assets and liabilities were as follows:
===============================================================================



                                                       December 31,

                                               1996                     1995
                                      ---------------------   ---------------------
                                         AMOUNT      VOLUME     Amount       Volume
                                       (THOUSANDS)   (BCFE)   (Thousands)    (Bcfe)
                                      ------------   ------   ------------   ------

ASSETS:
  Current .........................   $     17,650      9.8   $     12,693      8.2
  Noncurrent ......................         24,673     15.9         24,382     16.1
                                      ------------   ------   ------------   ------
                                      $     42,323     25.7   $     37,075     24.3
                                      ============   ======   ============   ======
LIABILITIES:
  Current .........................   $     12,060      6.5   $     11,219      7.6
  Noncurrent ......................         20,047     13.4         20,439     13.8
                                      ------------   ------   ------------   ------
                                      $     32,107     19.9   $     31,658     21.4
                                      ============   ======   ============   ======



   DEFERRED FINANCING COSTS - Deferred financing costs represent financing costs incurred in connection with the execution of various facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt. As discussed in Note 6, the Company has a $650 million revolving credit line which matures in 2002. Financing costs initially incurred in 1992 of approximately $16.7 million were capitalized in connection with this facility and will be amortized over periods ending December 31, 2002. Approximately $5.0 million in financing costs incurred in connection with the Company's July 1993 issuance of $250 million in senior and senior subordinated notes was capitalized and will be amortized over periods ending August 1, 2005 (see Note 6).

6.  DEBT

   MONEY MARKET FACILITIES - Seagull has money market facilities with two U.S. banks with a combined maximum commitment of $70 million. These lines of credit bear interest at rates made available by the banks at their discretion (7.5% and 6.6% at December 31, 1996 and 1995, respectively) and may be canceled at either Seagull's or the banks' discretion. At December 31, 1996, the total amounts outstanding under the money market facilities of $17 million were classified as a current liability and included in accounts and note payable since it is Seagull's intent to repay these amounts in 1997. At December 31, 1995, all amounts outstanding under the money market facilities of approximately $27.5 million were classified as long-term debt since it was Seagull's intent to refinance these amounts on a long-term basis with proceeds from its revolving credit facilities.

Long-term debt for 1996 and 1995 (stated in thousands) was as follows:
===============================================================================



                                                      December 31,
                                                     1996       1995
                                                   --------   --------

Revolving credit ...............................   $236,620   $164,396
Senior notes ...................................    100,000    100,000
Senior subordinated notes ......................    150,000    150,000
Monetary production payment ....................     34,378     43,856
Money market facilities ........................       --       27,527
International Finance Corporation loan .........       --       12,200
ENSTAR Alaska:
  Unsecured industrial development bonds .......     10,230     11,140
  Other unsecured notes ........................     50,450     50,750
  Other debt ...................................         10         14
                                                   --------   --------
                                                    581,688    559,883
Less:  Current maturities ......................      7,227      1,650
       Unamortized debt discount ...............      1,006      1,126
                                                   --------   --------
                                                   $573,455   $557,107
                                                   ========   ========


   REVOLVING CREDIT - During 1996, the terms of the Company's unsecured revolving credit agreements (the "Revolving Credit Facilities") were amended and currently provide a maximum commitment of $650 million. Under the terms of the Revolving Credit Facilities, the commitments thereunder begin to decline on March 31, 1999 in equal quarterly reductions of approximately $40 million and a final reduction of $50 million on December 31, 2002. The Revolving Credit Facilities bear interest, at Seagull's option, at various market-sensitive rates plus an applicable margin or competitive bid rate. These rates varied from 3.7% to 6.3% and 6.2% to 6.9% at December 31, 1996 and 1995, respectively.

   The Revolving Credit Facilities contain certain covenants and restrictive provisions among which are limitations on the incurrence of additional debt or liens, the declaration or payment of dividends and the repurchase or redemption of capital stock and the maintenance of certain financial ratios. Under the most restrictive of these provisions, approximately $133 million was available for payment of cash dividends on Common Stock or to repurchase Common Stock as of December 31, 1996.

   Under provisions included in the Revolving Credit Facilities, the amount of senior indebtedness available to the Company is subject to a borrowing base (the "Borrowing Base") based upon certain of the Company's proved oil and gas reserves and the financial performance of the Alaska transmission and distribution segment. The Borrowing Base is generally determined annually, but may be redetermined, at the option of either Seagull or the banks, one additional time each year, and will be redetermined upon the sale of certain assets included in the Borrowing Base. With the Esso Suez Acquisition, Seagull requested and received a $50 million increase to the Borrowing Base to $550 million on October 1, 1996. If the Borrowing Base is redetermined in such a manner that the amount outstanding under the Revolving Credit Facilities (together with any other permitted senior debt facility) exceeds the new Borrowing Base, then the Company must repay the Revolving Credit Facilities or such other indebtedness in an amount necessary to cure the deficiency. If such deficiency has not been cured within 30 days, such deficiency must be cured in three equal quarterly installments.

   During 1995, Global executed a $35 million credit agreement (the "Global Credit Agreement") with a bank. At December 31, 1995, under this agreement, there were no loans outstanding and approximately $18 million in letters of credit had been issued. These letters of credit are primarily associated with the Redeemable Bearer Shares (see Note 9). During 1995, Global also executed a $17.5 million financing agreement with the International Finance Corporation, a subsidiary of the World Bank, (the "IFC Loan"). As of December 31, 1995, the weighted average interest rate was 8.4% for the IFC Loan. Subsequent to the Merger, the IFC Loan was repaid with proceeds from the Revolving Credit Facilities and both the Global Credit Agreement and the IFC Loan were canceled. The letters of credit associated with the Redeemable Bearer Shares were reissued under the Revolving Credit Facilities.

   As of December 31, 1996, borrowings outstanding under the Revolving Credit Facilities were approximately $237 million, leaving immediately available unused commitments of approximately $176 million, net of outstanding letters of credit of $20 million, $100 million of borrowings outstanding under the Senior Notes (defined below), and $17 million in borrowings outstanding under the money market facilities.

   SENIOR AND SENIOR SUBORDINATED NOTES - In July 1993, Seagull sold $100 million of senior notes (the "Senior Notes") and $150 million of senior subordinated notes (the "Senior Subordinated Notes") (collectively the "Notes") in an underwritten public offering. The Senior Notes bear interest at 7 7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The Senior Subordinated Notes bear interest at 8 5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter (expressed as a percentage of principal amount), plus accrued interest to the redemption date. The Notes were issued at par and interest is paid semiannually.

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

   MONETARY  PRODUCTION  PAYMENT - On  September  1, 1995,  the Company sold the
Section 29 Properties for $46.3 million in net proceeds. The transaction was recorded as a monetary production payment for accounting purposes. The investors receive the operating cash flow from the properties, less funds required for working capital purposes, and are expected to recoup their investment plus their required after-tax rate of return by 2002. Seagull's pre-tax effective interest rate is currently estimated to be approximately 4%.

   ENSTAR ALASKA - All long-term debt of ENSTAR Alaska is issued by a wholly owned subsidiary of Seagull in the form of senior unsecured notes. These unsecured notes bear interest at various fixed rates ranging from 7.75% to 12.8% with principal repayments due 1997 through 2009. These senior unsecured notes of the subsidiary provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of the subsidiary. Under the most restrictive provisions of these financing arrangements, ENSTAR Alaska had approximately $16.1 million available for the making of restricted investments, restricted stock payments and restricted subordinated debt payments as of December 31, 1996.

   INTEREST RATE SWAP AGREEMENTS - The Company enters into interest rate swap agreements to manage the impact of changes in interest rates. At December 31, 1996, the Company had outstanding interest rate swaps with a notional amount of $100 million whereby the Company pays a floating interest rate and receives a fixed interest rate ranging from 5.43% to 5.635%. These interest rate swaps will expire on January 31, 1997 and are not expected to have a material impact on the Company's results of operations or cash flow for 1997.

   While notional amounts are used to express the volume of the interest rate swap transactions discussed above, the amount potentially subject to credit risk, in the event of nonperformance by Seagull's counterparties, is significantly smaller. For the years ended December31, 1996, 1995 and 1994, interest expense included approximately $1.7 million, $0.6 million and $2.3 million, respectively, relating to these agreements.

   ANNUAL MATURITIES - At December 31, 1996, the Company's aggregate annual maturities of long-term debt are $7.2 million, $7.1 million, $7.1 million, $27.8 million and $34.2 million for the years 1997, 1998, 1999, 2000 and 2001, respectively.

7.  OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities (stated in thousands) include the following:
===============================================================================



                                                         December 31,
                                                        1996        1995
                                                     ---------   ---------


Oil and gas imbalances (see Note 5) ..............   $  20,047   $  20,439
Refundable customer advances for construction ....      11,567      11,037
Other ............................................      33,814      21,761
                                                     ---------   ---------
                                                     $  65,428   $  53,237
                                                     =========   =========


   Refundable customer advances for construction represent customer deposits received by ENSTAR Alaska for construction of main extensions refundable either wholly or in part over a period not to exceed 10 years.

8.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (stated in thousands) are summarized as follows:
===============================================================================



                                                                    December 31,
                                                   -------------------------------------------------
                                                           1996                      1995
                                                   ----------------------    -----------------------
                                                   Carrying     Estimated    Carrying     Estimated
                                                    Amount     Fair Value     Amount      Fair Value
                                                   ---------   ----------    ---------    ----------

Assets:
  Cash and cash equivalents ....................   $  15,284    $  15,284    $  21,477    $  21,477
  Short-term investments .......................        --           --          5,004        5,004

Liabilities:
  Refundable customer advances and deposits ....     (14,075)     (11,405)     (14,866)     (11,986)
  Long-term debt ...............................    (580,682)    (589,815)    (558,757)    (558,197)
Redeemable bearer shares .......................     (16,059)          NA      (16,591)          NA
Derivative transactions:
  Interest rate swap agreements:
     In a receivable position ..................        --           --           --            440
     In a payable position .....................        --           (107)        --         (1,604)
  Commodity hedging instruments:
     In a receivable position ..................         (42)         247         --            981
     In a payable position .....................        (291)     (10,798)        (105)      (3,688)


   CASH AND CASH EQUIVALENTS - The carrying amount approximates fair value because of the short maturity of these instruments.

   SHORT-TERM INVESTMENTS - The carrying amount approximates fair value which is estimated based upon quoted market prices.

   REFUNDABLE CUSTOMER ADVANCES AND DEPOSITS - The fair value is based on discounted cash flow analyses utilizing a discount rate of 8.25% and 8.75% at December 31, 1996 and 1995, respectively, with monthly payments ratably over the estimated period of deposit or advance refunding.

   LONG-TERM DEBT - The fair value of the Senior Notes, Senior Subordinated Notes and ENSTAR Alaska debt is estimated based on quoted market prices for the same or similar issues. The fair value of the monetary production payment is estimated using discounted cash flow analyses utilizing a discount rate of approximately 3.8% at December 31, 1996 and 1995. The carrying amount of all other debt approximates fair value because these instruments bear interest at rates tied to current market rates.

   REDEEMABLE BEARER SHARES - The fair value is not determinable because reductions in the outstanding balance are on demand only to the extent necessary to redeem bearer shares presented for exchange until July 2008 with any remaining balance reverting to the Company. The Company is not able to determine when the bearer shares will be presented and how many will not be redeemed.

   INTEREST RATE SWAP AGREEMENTS - The fair values are obtained from the financial institutions that are counterparties to the transactions. These values represent the estimated amount the Company would pay or receive to terminate the agreements, taking into consideration current interest rates and the current creditworthiness of the counterparties. Seagull's interest rate swap agreements are off balance sheet transactions and, accordingly, no respective carrying amounts for these transactions are included in the accompanying consolidated balance sheets as of December 31, 1996 and 1995.

   COMMODITY RELATED TRANSACTIONS -- The fair value of the Company's commodity hedging instruments is the estimated amount the Company would receive or pay to settle the applicable commodity hedging instrument at the reporting date, taking into account the difference between New York Mercantile Exchange ("NYMEX") prices or index prices at year-end and the contract price of the commodity hedging instrument.

   The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies described above. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

9.  REDEEMABLE BEARER SHARES

   The Company through its merger with Global became the successor issuer to Global Natural Resources PLC, a United Kingdom company ("U.K. Company"). On July 26, 1983 pursuant to the terms of a Scheme of Arrangement (the "Arrangement") under Section 206 of the English Companies Act, the domicile of the parent company was moved to the United States from the United Kingdom.

   Under the terms of the Arrangement, 24,270,876 registered common shares of Global were registered in the name of Hambros Trust ("Trust Shares"). The Trust Shares were held for the owners of bearer share warrants issued by the U.K. Company. Holders of bearer shares were entitled to receive at their election either cash or Global shares on a share-for-share basis until July 1993. After July 1993, holders of bearer shares are entitled to receive only cash. The Arrangement provided that Trust Shares not claimed by July 26, 1988 could be sold by the Trust and the proceeds from such sale together with earned interest be used to satisfy future claims by the holders of share warrants to bearer.

   In August 1993, Global received $19.2 million, the remaining cash held by the Trust, in the form of an interest-free loan. The loan is repayable on demand only to the extent necessary to redeem bearer share warrants presented for exchange until July 2008. Each bearer share warrant presented during this period will be redeemed for $6.66. As of December 31, 1996 and 1995, there were 2,463,008 and 2,575,947 outstanding bearer share warrants, respectively. The loan is secured by a letter of credit which is issued under the Revolving Credit Facilities. During 1996 and 1995 there were no drawings under the letter of credit. In July 2008, the obligation of the Company to holders of bearer share warrants will cease, the interest-free loan will terminate, and any remaining cash will revert to the Company and will be accounted for as an increase in additional paid-in capital.

10. SHAREHOLDERS' EQUITY

   The following table reflects the activity in shares of the Company's Common Stock and Treasury Stock during the three years ended December 31, 1996.
===============================================================================



                                                                            1996           1995           1994
                                                                         -----------    -----------    -----------

Common Stock Issued
   Shares at beginning of year .......................................    65,983,199     65,767,743     65,586,112
   Exercise of employee stock options ................................       449,256        215,104        181,631
   Executive compensation ............................................         3,000           --             --
   Retirement of treasury stock pursuant to the Global Merger ........    (3,361,185)          --             --
   Other .............................................................          (983)           352           --
                                                                         -----------    -----------    -----------
   Shares at end of year .............................................    63,073,287     65,983,199     65,767,743
                                                                         ===========    ===========    ===========
Treasury Stock
   Shares at beginning of year .......................................     3,729,823      3,759,425      3,130,782
   Acquisition of treasury stock .....................................          --             --          641,134
   Issuance of treasury stock to 401(k) plan .........................        (7,324)       (11,602)       (12,491)
   Executive incentive compensation ..................................          --          (18,000)          --
   Retirement of treasury stock pursuant to the Global Merger ........    (3,361,185)          --             --
                                                                         -----------    -----------    -----------

   Shares at end of year .............................................       361,314      3,729,823      3,759,425
                                                                         ===========    ===========    ===========



   TREASURY STOCK - Pursuant to the terms of the Global Merger, 3,819,525 shares of Global Common Stock (equivalent to 3,361,185 shares of Seagull Common Stock on an as-converted basis) were retired.

   PREFERRED STOCK - The Company is authorized to issue 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. There were no shares issued or outstanding as of December 31, 1996 and 1995.

   PREFERRED SHARE PURCHASE RIGHTS - In 1989, Seagull adopted a Share Purchase Rights Plan to protect the Company's shareholders from coercive or unfair takeover tactics. Under the Plan, each outstanding share and each share of Common Stock subsequently issued has attached to it one Right, exercisable at $32.75, subject to certain adjustments. Generally, in the event a person or group acquires 20% or more of the outstanding Common Stock other than pursuant to a cash tender offer for all shares of such Common Stock (provided that the tender offer increases the acquiring person's or group's ownership to at least 85% of the outstanding Common Stock), or in the event the Company is acquired in a merger or other business combination or 50% or more of the Company's consolidated assets or earning power is sold, each Right entitles the holder to purchase shares of Common Stock of the Company or of the acquiring company, having a value of twice the exercise price. The Rights, under certain circumstances, are redeemable at the option of Seagull's Board of Directors at a price of $0.01 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 20% threshold. The Rights expire on March 22, 1999.

11.  BENEFIT PLANS

   STOCK OPTION PLANS - The Company currently has various stock option plans. The stock options become exercisable over a three to six year period and all options expire 10 years after the date of grant. The majority of Seagull's options may be granted at the fair market value of Seagull's Common Stock on the New York Stock Exchange on the date of grant. The remaining stock options may have an exercise price not less than 50% of the fair market value of Seagull's Common Stock on the date of grant. All outstanding options, other than 44,000 granted by Global in 1993, were issued at the fair market value of Seagull's Common Stock. Accordingly as discussed in Note 2, no compensation expense relating to these options is recognized in the Company's results of operations. At December 31, 1996, approximately 1.5 million shares of Common stock were available for grant.

Information relating to stock options is summarized as follows:
===============================================================================



                                                  1996                            1995                            1994
                                    ------------------------------   ------------------------------  ------------------------------
                                                    EXERCISE PRICE                  Exercise Price                   Exercise Price
                                       SHARES          PER SHARE        Shares         Per Share         Shares         Per Share
                                    -----------    ---------------   ------------   ---------------  ------------   ---------------

Balance outstanding -
  Beginning of year..............     4,501,920    $  5.89 - 26.38      4,065,084   $  5.89 - 26.38     3,627,600    $ 5.89 - 26.38
   Granted.......................       844,000    $ 10.69 - 24.50        766,640   $  8.81 - 18.88       665,900    $ 8.17 - 25.50
   Exercised.....................      (449,256)   $  6.31 - 14.88       (215,104)  $  5.89 - 17.38      (183,164)   $ 5.89 - 14.88
   Canceled......................      (149,872)                         (114,700)                        (45,252)
                                    -----------    ---------------   ------------   ---------------  ------------   ---------------
Balance outstanding -
  End of year....................     4,746,792    $  5.89 - 26.38      4,501,920   $  5.89 - 26.38     4,065,084    $ 5.89 - 26.38
                                    ===========    ===============   ============   ===============  ============   ===============
Options exercisable -
  End of year....................     2,417,492                         2,265,809                       2,009,062
                                    ===========                      ============                    ============



   The weighted average fair value of stock options granted during 1996, 1995 and 1994 was $10.77, $8.36 and $12.95 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model. The model assumed expected volatility of 43%, 41% and 38%, weighted average risk-free interest rates of 6.5%, 6.1% and 7.0%, for grants in 1996, 1995 and 1994, respectively, and an expected life of three years after the vesting term. As Seagull has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of Seagull Common Stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

Information relating to stock options outstanding at December 31, 1996 is summarized as follows:
===============================================================================



                                                   Options Outstanding                                Options Exercisable
                                --------------------------------------------------------    -------------------------------------
                                      Number        Weighted Average          Weighted       Number Exercisable       Weighted
           Range of               Outstanding at        Remaining              Average        at December 31,          Average
        Exercise Prices          December 31, 1996  Contractual Life       Exercise Price          1996            Exercise Price
        --------------          ------------------  -----------------       ------------     ------------------     -------------

    $   5.89  --  $   8.44             966,540           3 years             $   7.13              934,068             $    7.12
    $   8.45  --  $  12.00           1,071,988           6 years             $  10.34              893,540             $   10.23
    $  12.01  --  $  19.00             992,264           7 years             $  16.05              370,884             $   14.87
    $  19.01  --  $  26.00           1,214,000           9 years             $  24.32               26,200             $   25.27
    $  26.01  --  $  26.38             502,000           6 years             $  26.38              192,800             $   26.38
                                    ----------           -------             ---------           ---------             ---------
    $   5.89  --  $  26.38           4,746,792           6 years             $  16.15            2,417,492             $   11.19
                                    ==========           =======             =========           =========             =========


   As discussed above, no compensation expense has been recorded in 1996, 1995 or 1994 for the Company's stock options. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards made after December 31, 1994 under those plans, the Company's net income (loss) (stated in thousands) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

===============================================================================



                                                                                              Year Ended December 31,
                                                                                               1996             1995
                                                                                            ----------        ----------

Net income (loss)                   As reported...................................          $   28,961         $ (1,738)
                                    Pro forma.....................................          $   26,429         $ (2,443)

Earnings (loss) per share           As reported...................................          $     0.45         $  (0.03)
                                    Pro forma.....................................          $     0.41         $  (0.04)


   Under the provisions of SFAS No. 123, the pro forma disclosures above include only the effects of stock options granted by Seagull subsequent to December 31, 1994. During this initial phase-in period, the pro forma disclosures as required by SFAS No. 123 are not representative of the effects on reported net income for future years as options vest over several years and additional awards are generally made each year.

   PROFIT SHARING PLANS - ENSTAR Alaska has trusteed profit sharing plans for salaried employees and union employees. Annual contributions for each plan are determined by the Company's Board of Directors pursuant to formulae which contain minimum contribution requirements. Profit sharing expense was approximately $0.4 million for 1996 and $0.3 million for both 1995 and 1994, and is included in operations and maintenance expenses.

   THRIFT PLANS - The Company has various thrift plans which are qualified employee savings plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, or the provisions of the Income
Tax Act of Canada, as applicable. Company contributions to these plans (collectively, the "Thrift Plans") were approximately $1.8 million for each of the years 1996, 1995 and 1994. The Thrift Plans' costs are included in operations and maintenance expenses and general and administrative expenses.

   One of the Thrift Plans, the Employees 401(k) Savings Plan ("ESP"), was a defined contribution plan which covered substantially all of Global's U.S. employees. Employees' contributions were matched by the Company with treasury shares of common stock. The Company recorded expense of approximately $0.1 million in each of the years 1996, 1995 and 1994 relating to its contributions of 7,324, 11,602, and 12,491 shares, respectively, of Seagull Common Stock to the ESP. Subsequent to December 31, 1996, contributions to the ESP will be suspended and those employees eligible to contribute to the ESP prior to the Merger will be eligible to contribute to the Seagull Thrift Plan.

   DEFINED BENEFIT PLANS - The Company has an unfunded retirement plan which provides for supplemental benefits to certain officers and key employees. As of December 31, 1996, only one person was designated to participate in such plan. Total expenses of the plan were approximately $0.2 million for both 1996 and 1995 and $0.3 million for 1994. The retirement plan's costs are included in general and administrative expenses.

   ENSTAR Alaska has two defined benefit retirement plans which cover salaried employees and operating employees. Determination of benefits for the salaried employees is based upon a combination of years of service and final monthly compensation. Benefits for operating employees are based solely on years of service. ENSTAR Alaska's policy is to fund the minimum contributions required by applicable regulations. The net pension costs are included in operations and maintenance expenses.

   Global sponsored a defined benefit pension plan which covered substantially all of Global's U.S. employees. The plan provides benefits based on the employee's years of service and compensation during the years immediately preceding retirement. Global made annual contributions to the plan to comply with the minimum funding provisions of the Employee Retirement Income Security Act. The plan investments consist primarily of common equities and fixed income securities. The Company has terminated this defined benefit pension plan and intends to pay participants the present value of their accrued benefits. Settlement of this plan is not expected to have a material effect on Seagull's financial position or results of operations.

   The following table (stated in thousands) details the components of pension income and expense, the funded status of the Company's plans, amounts recognized in the Company's consolidated balance sheets and major assumptions used to determine these projected benefit obligations. Certain assumptions are based on factors, such as interest rates and long-term rates of return on investments, which are subject to change due to forces beyond the Company's control. Changes in the various assumptions utilized could have a significant effect on the amounts reported.

===============================================================================



                                                                                         1996          1995
                                                                                      ---------     ---------

Actuarial present value of benefit obligations:
  Vested benefit obligation .......................................................   $ (16,242)    $ (14,678)
                                                                                      =========     =========
  Accumulated benefit obligation ..................................................   $ (16,278)    $ (15,053)
                                                                                      =========     =========
Projected benefit obligation for services rendered to date ........................   $ (17,740)    $ (18,043)
Plan assets at fair value, primarily listed stocks and corporate and U. S. bonds ..      15,520        13,376
                                                                                      ---------     ---------
Plan assets at fair value less than projected benefit obligation ..................      (2,220)       (4,667)
Unrecognized prior service cost ...................................................          91           274
Unrecognized net loss .............................................................         753         2,843
Unrecognized net obligation arising out of the initial application of
  SFAS No. 87, amortized over 15 years to 18 years ................................         394           533
Additional minimum liability ......................................................        --          (1,321)
                                                                                      ---------     ---------
Accrued pension cost ..............................................................   $    (982)    $  (2,338)
                                                                                      =========     =========
Net pension cost includes the following components:
  Service cost - benefits earned during the period ................................   $   1,025     $     812
  Interest cost on projected benefit obligation ...................................       1,212         1,054
  Actual return on plan assets ....................................................      (2,605)       (3,094)
  Net amortization and deferral ...................................................       1,835         2,464
                                                                                      ---------     ---------
Net periodic pension cost .........................................................   $   1,467     $   1,236
                                                                                      =========     =========
Assumptions:
  Discount rate ...................................................................           7%            7%
  Rate of increase in future compensation .........................................           2%            4%
  Expected long-term rate of return on plan assets ................................           8%            8%


   EMPLOYEE STOCK OWNERSHIP PLAN - On November 15, 1989, the Company formed the Seagull Employee Stock Ownership Plan (the "ESOP") for the benefit of the non-Alaskan employees of the Company. The ESOP borrowed from the Company $7.7 million at an interest rate of 10 percent per annum to be repaid in twelve equal annual installments of principal and interest. The ESOP used the borrowed funds and the 1989 contributions from the Company to purchase 948,150 shares of Common Stock at $8.438 per share from Seagull's treasury. The purchase price was based upon the closing price of the Common Stock on the New York Stock Exchange on the date the ESOP was formed.

   The promissory note has been and will be funded entirely by contributions from Seagull. Company contributions of approximately $0.6 million in both 1996 and 1995 and $0.5 million in 1994 are included in operations and maintenance expenses and general and administrative expenses.

   POSTRETIREMENT MEDICAL PLAN - ENSTAR Alaska has a postretirement medical plan which covers all of its salaried employees. Determination of benefits is based upon the combined age of the retiree and years of service at retirement. The Company accrues for such benefits during the years the plan participants render service. Expenses related to the postretirement medical plan of $0.3 in 1996 and $0.2 million in both 1995 and 1994 are included in operations and maintenance expenses.

12.  INCOME TAXES

   The income (loss) before income taxes and the components of income tax expense (stated in thousands) for each of the years ended December 31, 1996, 1995 and 1994 were as follows:
===============================================================================



                                                                1996         1995         1994
                                                             ---------    ---------    ---------

Income (loss) before income taxes:
  Domestic ...............................................   $  38,200    $   6,841    $   2,886
  Foreign ................................................      16,656       (5,797)      (3,551)
                                                             ---------    ---------    ---------
                                                             $  54,856    $   1,044    $    (665)
                                                             =========    =========    =========

Current income tax expense:
  Federal ................................................   $    (643)   $   6,236    $   1,675
  Foreign ................................................      17,737        9,376        7,031
  State ..................................................         100        3,462        1,325
                                                             ---------    ---------    ---------
   Total current .........................................      17,194       19,074       10,031
                                                             ---------    ---------    ---------
Deferred income tax expense (benefit):
  Federal ................................................       7,605      (13,570)      (7,257)
  Foreign ................................................         815       (1,935)       1,256
  State ..................................................         281         (787)        (290)
                                                             ---------    ---------    ---------
   Total deferred ........................................       8,701      (16,292)      (6,291)
                                                             ---------    ---------    ---------
Income tax expense .......................................      25,895        2,782        3,740
Additional paid-in capital for compensation expense for
  tax purposes in excess of amounts recognized for
  financial reporting purposes ...........................      (1,244)        (374)        (160)
                                                             ---------    ---------    ---------
                                                             $  24,651    $   2,408    $   3,580
                                                             =========    =========    =========





   The provision for income taxes for each of the years ended December 31, 1996, 1995 and 1994 was different than the amount computed using the federal statutory rate (35%) for the following reasons (stated in thousands):
===============================================================================



                                                                              1996         1995         1994
                                                                            ---------    ---------    ---------

Amount computed using the statutory rate ................................   $  19,200    $     365    $    (233)
Increase (Reduction) in taxes resulting from:
  Utilization of Internal Revenue Code
   Section 29 (Tight Sands) credits .....................................        (171)      (3,096)      (5,534)
  State income taxes, net of federal income tax benefits ................         248        1,739          673
  Taxation of foreign operations, net of federal income tax benefits ....      13,613        8,494        7,272
  Decrease in deferred tax asset valuation allowance ....................      (8,430)      (6,194)        (982)
  Adjustments to beginning-of-the-year tax bases
   per the 1994 tax returns and effects of IRS exam .....................        --         (1,385)        --
  Other .................................................................       1,435        2,859        2,544
                                                                            ---------    ---------    ---------
Income tax expense ......................................................   $  25,895    $   2,782    $   3,740
                                                                            =========    =========    =========


   The net decrease in the valuation allowance for the year ended December 31, 1996 of approximately $8.4 million included $6.2 million related to the utilization in 1996 of net operating losses. The remaining change for 1996 and the changes for 1995 and 1994 are related to management's belief that, due to events occurring in the year of change, it is more likely than not that such deferred tax assets, for which a valuation allowance had previously been established, will be realized.

   The  significant   components  of  deferred  income  tax  expense   (benefit)
attributable to income from continuing operations for the years ended December 31, 1996, 1995 and 1994 (stated in thousands) were as follows:
===============================================================================



                                                                 1996         1995         1994
                                                               ---------    ---------    ---------

Deferred tax expense (benefit) (exclusive of the effects
  of other components listed below) ........................   $  17,131    $ (10,098)   $  (5,309)
Decrease in deferred tax asset valuation allowance .........      (8,430)      (6,194)        (982)
                                                               ---------    ---------    ---------
                                                               $   8,701    $ (16,292)   $  (6,291)
                                                               =========    =========    =========


   The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1996, 1995 and 1994 (stated in thousands) were as follows:
===============================================================================



                                                                        1996         1995         1994
                                                                     ---------    ---------    ---------

Deferred tax liabilities:
  Property, plant and equipment, due to
   differences in depreciation, depletion and amortization .......   $  66,242    $  50,783    $  60,723
  Other ..........................................................         583          197        1,077
                                                                     ---------    ---------    ---------
Deferred tax liabilities .........................................      66,825       50,980       61,800
                                                                     ---------    ---------    ---------
Deferred tax assets:
  Minimum tax credit carryforwards ...............................     (15,972)     (18,950)     (15,301)
  Investment tax credit carryforwards ............................      (1,851)      (1,682)      (3,466)
  Net operating loss carryforwards ...............................      (1,727)      (7,129)     (10,267)
  Foreign tax credit carryforwards ...............................        --           --         (1,545)
  Deferred compensation/retirement related
   items accrued for financial reporting purposes ................      (5,464)      (4,349)      (3,965)
  Contingent consideration related to acquisitions/dispositions ..      (5,018)        (651)      (1,052)
  Notes receivable ...............................................      (6,209)      (5,333)      (5,248)
  Other ..........................................................      (3,636)      (3,178)      (1,774)
                                                                     ---------    ---------    ---------
Deferred tax assets ..............................................     (39,877)     (41,272)     (42,618)
Less - valuation allowance .......................................        --          8,430       14,624
                                                                     ---------    ---------    ---------
Net deferred tax assets ..........................................     (39,877)     (32,842)     (27,994)
Less - reclassification to current deferred tax assets ...........       4,073        5,239        4,118
                                                                     ---------    ---------    ---------
Non-current deferred tax assets ..................................     (35,804)     (27,603)     (23,876)
                                                                     ---------    ---------    ---------
Net non-current deferred tax liabilities .........................   $  31,021    $  23,377    $  37,924
                                                                     =========    =========    =========


   For federal income tax purposes, as of December 31, 1996, the Company has unused investment tax credits of approximately $1.9 million which will expire in the years 1999 and 2000, unused operating loss carryforwards of approximately $4.9 million which will expire in the years 1997 through 1999 and unused minimum tax credits of approximately $16.0 million which are available over an indefinite period.

13.  BUSINESS SEGMENTS


   Information on the Company's operations by business segment (stated in thousands) is summarized as follows for the years ended December 31:
===============================================================================



                                                         1996           1995           1994
                                                     -----------    -----------    -----------

REVENUES:
  Oil and gas operations .........................   $   420,962    $   310,656    $   364,888
  Alaska transmission and distribution ...........        97,616         97,770        105,598
                                                     -----------    -----------    -----------
                                                     $   518,578    $   408,426    $   470,486
                                                     ===========    ===========    ===========
OPERATING PROFIT (LOSS):
  Oil and gas operations(1) ......................   $   100,529    $   (33,721)   $    41,374
  Alaska transmission and distribution ...........        26,026         23,141         21,865
  General and administrative expense .............       (21,500)       (23,798)       (14,603)
                                                     -----------    -----------    -----------
                                                     $   105,055    $   (34,378)   $    48,636
                                                     ===========    ===========    ===========
DEPRECIATION, DEPLETION AND AMORTIZATION:
  Oil and gas operations(1) ......................   $   144,954    $   188,455    $   149,182
  Alaska transmission and distribution ...........         7,945          7,797          7,752
  Corporate ......................................         3,420          4,351          3,016
                                                     -----------    -----------    -----------
                                                     $   156,319    $   200,603    $   159,950
                                                     ===========    ===========    ===========
IDENTIFIABLE ASSETS:
  Oil and gas operations .........................   $ 1,267,481    $ 1,118,216    $ 1,188,341
  Alaska transmission and distribution ...........       189,867        189,081        190,087
  Corporate ......................................        57,715         51,828         75,622
                                                     -----------    -----------    -----------
                                                     $ 1,515,063    $ 1,359,125    $ 1,454,050
                                                     ===========    ===========    ===========
CAPITAL EXPENDITURES:
  Exploration and production:
   Leasehold .....................................   $    12,986    $    18,000    $    18,573
   Exploration ...................................        77,774         46,575         67,135
   Development ...................................       108,763         69,260        100,763
                                                     -----------    -----------    -----------
                                                         199,523        133,835        186,471
  Pipeline and marketing .........................           228            441          2,503
                                                     -----------    -----------    -----------
  Oil and gas operations .........................       199,751        134,276        188,974
  Alaska transmission and distribution ...........         9,287          7,611          7,626
  Corporate ......................................         4,424          2,214          5,953
                                                     -----------    -----------    -----------
                                                     $   213,462    $   144,101    $   202,553
                                                     ===========    ===========    ===========
ACQUISITIONS, NET OF CASH ACQUIRED:
Acquisitions of oil and gas properties ...........   $    90,867    $      --      $   222,780
Acquisitions of other assets and liabilities .....        13,553           --          (28,921)
                                                     -----------    -----------    -----------
                                                     $   104,420    $      --      $   193,859
                                                     ===========    ===========    ===========


(1) Includes $48.8 million relating to the impairment of long-lived assets for the year ended December 31, 1995.

Identifiable assets by geographic area is stated in thousands and summarized as follows:



                                         1996         1995         1994
                                      ----------   ----------   ----------

United States .....................   $1,138,619   $1,074,787   $1,185,890
Canada ............................      200,352      211,040      224,656
Cote d'Ivoire .....................       28,854       33,167       10,949
Egypt .............................      119,680       11,003        2,772
Indonesia .........................        3,487        4,237        4,535
Russia ............................       21,152       21,120       19,228
Other(2) ..........................        2,919        3,771        6,020
                                      ----------   ----------   ----------
                                      $1,515,063   $1,359,125   $1,454,050
                                      ==========   ==========   ==========



(2)Other includes Malaysia, the United Kingdom and Vietnam.

14.  COMMITMENTS AND CONTINGENCIES

   LEASE COMMITMENTS - The Company leases certain office space and equipment under operating lease arrangements which contain renewal options and escalation clauses. Future minimum rental payments under these leases range between $2.1 million and $2.9 million in each of the years 1997-2001, and total $10.4 million for all subsequent years. Total rental expense under operating leases for each of the years 1996, 1995 and 1994 was approximately $3.2 million.

   LITIGATION - The Company is a party to ongoing litigation in the normal course of business or other litigation with respect to which the Company is indemnified pursuant to various purchase agreements or other contractual arrangements. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that any adverse effect on the Company's financial condition, results of operations or cash flows will not be material.

15.      SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES (AMOUNTS IN THOUSANDS)
===============================================================================



                                       United                   Cote
                                       States       Canada     d'Ivoire     Egypt     Indonesia     Russia       Other      Total
                                     ----------   ----------   --------   ----------  ---------   ----------   --------   ---------

At December 31, 1996:
   Proved ........................   $1,312,448   $  239,323   $ 32,648   $   98,407   $  3,962   $   17,056   $   --     $1,703,844
   Unproved ......................       33,959        2,525        664        5,584       --           --        4,208       46,940
                                     ----------   ----------   --------   ----------   --------   ----------   --------   ----------
                                      1,346,407      241,848     33,312      103,991      3,962       17,056      4,208    1,750,784
   Accumulated depreciation,
    depletion and amortization ...      620,602       49,561      6,245        7,442      2,911        4,979      1,441      693,181
                                     ----------   ----------   --------   ----------   --------   ----------   --------   ----------
                                     $  725,805   $  192,287   $ 27,067   $   96,549   $  1,051   $   12,077   $  2,767   $1,057,603
                                     ==========   ==========   ========   ==========   ========   ==========   ========   ==========
At December 31, 1995:
   Proved ........................   $1,168,219   $  234,437   $ 27,146   $    9,331   $  3,962   $   13,103   $    134   $1,456,332
   Unproved ......................       30,278        2,722        118          897       --           --        4,426       38,441
                                     ----------   ----------   --------   ----------   --------   ----------   --------   ----------
                                      1,198,497      237,159     27,264       10,228      3,962       13,103      4,560    1,494,773
   Accumulated depreciation,
    depletion and amortization ...      511,174       34,015      2,100          134      2,779        2,635        815      553,652
                                     ----------   ----------   --------   ----------   --------   ----------   --------   ----------
                                     $  687,323   $  203,144   $ 25,164   $   10,094   $  1,183   $   10,468   $  3,745   $  941,121
                                     ==========   ==========   ========   ==========   ========   ==========   ========   ==========



COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES (AMOUNTS IN THOUSANDS)
===============================================================================



                                      United                  Cote
                                      States       Canada    d'Ivoire       Egypt     Indonesia    Russia       Other       Total
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------

Year Ended December 31, 1996:
 Acquisition costs:
   Proved ........................   $  29,102   $   1,000   $    --      $  56,051   $    --     $    --     $    --     $  86,153
   Unproved ......................      10,371         862         782        5,584        --          --           101      17,700
 Exploration costs ...............      64,066       3,332       2,823        6,934        --          --           619      77,774
 Development costs ...............      65,309      10,992       3,255       25,176        --         4,031        --       108,763
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
                                     $ 168,848   $  16,186   $   6,860    $  93,745   $    --     $   4,031   $     720   $ 290,390
                                     =========   =========   =========    =========   =========   =========   =========   =========
Year Ended December 31, 1995:
 Acquisition costs:
   Proved ........................   $   3,193   $     553   $    --      $    --     $    --     $    --     $    --     $   3,746
   Unproved ......................      13,036         873         126           13        --          --           206      14,254
 Exploration costs ...............      38,762         764         (29)       3,412        --           312       3,354      46,575
 Development costs ...............      39,669       2,507      18,359        4,792        --         3,933        --        69,260
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
                                     $  94,660   $   4,697   $  18,456    $   8,217   $    --     $   4,245   $   3,560   $ 133,835
                                     =========   =========   =========    =========   =========   =========   =========   =========
Year Ended December 31, 1994:
 Acquisition costs:
   Proved ........................   $   7,934   $ 218,871   $    --      $    --     $    --     $    --     $    --     $ 226,805
   Unproved ......................       8,021       3,216        --            885        --          --         2,426      14,548
 Exploration costs ...............      54,604         801       3,032        2,022        --           496       6,180      67,135
 Development costs ...............      73,782      18,830       2,624         --          --         5,527        --       100,763
                                     ---------   ---------   ---------    ---------   ---------   ---------   ---------   ---------
                                     $ 144,341   $ 241,718   $   5,656    $   2,907   $    --     $   6,023   $   8,606   $ 409,251
                                     =========   =========   =========    =========   =========   =========   =========   =========


RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (AMOUNTS IN
THOUSANDS)
===============================================================================



                                            United                      Cote
                                            States        Canada       d'Ivoire        Egypt
                                          ----------    ----------    ----------    ----------

Year Ended December 31, 1996:

 Revenues .............................   $  280,540    $   33,911    $   12,798    $   28,126
 Direct operating expense(1) ..........       61,206        11,849         2,454         3,851
 General operating expense(1)..........        6,610         2,169           215         1,945
 Exploration charges ..................       35,629         4,295         5,401         2,725
 DD&A(2) ..............................      110,691        16,985         4,151         7,416
 Income tax expense(3) ................       23,047         1,375         2,158         5,579
                                          ----------    ----------    ----------    ----------
 Results of activities ................   $   43,357    $   (2,762)   $   (1,581)   $    6,610
                                          ==========    ==========    ==========    ==========

Year Ended December 31, 1995:
 Revenues .............................   $  205,596    $   28,837    $    4,377    $      442
 Direct operating expense(1) ..........       53,298        11,078         1,010            56
 General operating expense(1)..........        8,486         1,856           390          --
 Exploration charges ..................       26,156         2,866           471         2,086
 DD&A(2) ..............................      113,430        18,046         2,106           136
 Impairment of oil and gas properties .       46,122          --            --            --
 Income tax expense (benefit)(3) ......      (20,776)       (2,233)          832          --
                                          ----------    ----------    ----------    ----------
 Results of activities ................   $  (21,120)   $   (2,776)   $     (432)   $   (1,836)
                                          ==========    ==========    ==========    ==========

Year Ended December 31, 1994:
 Revenues .............................   $  246,491    $   37,068    $     --      $     --
 Direct operating expense(1) ..........       55,918        11,440          --            --
 General operating expense(1)..........       11,356         1,574          --            --
 Exploration charges ..................       34,926         2,308          --            --
 DD&A(2) ..............................      124,179        16,558          --            --
 Income tax expense (benefit)(3) ......       (2,405)        2,300          --            --
                                          ----------    ----------    ----------    ----------
 Results of activities ................   $   22,517    $    2,888    $     --      $     --
                                          ==========    ==========    ==========    ==========



                                          Indonesia     Russia         Other         Total
                                          ----------   ----------    ----------    ----------
Year Ended December 31, 1996:
 Revenues .............................   $   15,892   $   15,633    $       57    $  386,957
 Direct operating expense(1) ..........         --          7,895          --          87,255
 General operating expense(1)..........         --          3,467            13        14,419
 Exploration charges ..................         --           (133)        2,310        50,227
 DD&A(2) ..............................          131        2,830           877       143,081
 Income tax expense(3) ................        8,899          541          --          41,599
                                          ----------   ----------    ----------    ----------
 Results of activities ................   $    6,862   $    1,033    $   (3,143)   $   50,376
                                          ==========   ==========    ==========    ==========

Year Ended December 31, 1995:
 Revenues .............................   $   12,418   $   16,078    $        7    $  267,755
 Direct operating expense(1) ..........         --          6,190          --          71,632
 General operating expense(1)..........         --          2,682           (21)       13,393
 Exploration charges ..................         --            367         8,277        40,223
 DD&A(2) ..............................          131        2,111           536       136,496
 Impairment of oil and gas properties .         --           --            --          46,122
 Income tax expense (benefit)(3) ......        6,953        1,066          --         (14,158)
                                          ----------   ----------    ----------    ----------
 Results of activities ................   $    5,334   $    3,662    $   (8,785)   $  (25,953)
                                          ==========   ==========    ==========    ==========

Year Ended December 31, 1994:
 Revenues .............................   $   11,738   $   12,170    $       10    $  307,477
 Direct operating expense(1) ..........         --          7,834          --          75,192
 General operating expense(1)..........         --          2,335           113        15,378
 Exploration charges ..................         --            498         6,081        43,813
 DD&A(2) ..............................          131        1,555           630       143,053
 Income tax expense (benefit)(3) ......        6,577           55          --           6,527
                                          ----------   ----------    ----------    ----------
 Results of activities ................   $    5,030   $     (107)   $   (6,814)   $   23,514
                                          ==========   ==========    ==========    ==========



(1)Direct operating expense represents costs incurred to operate and maintain wells and related equipment and facilities. These costs include, among other things, repairs and maintenance, labor, materials, supplies, property taxes, insurance, severance taxes and transportation costs. General operating expense represents all overhead expenses directly related to oil and gas producing activities.

(2)"DD&A" represents depreciation, depletion and amortization.

(3)Income tax expense (benefit) is calculated by applying the applicable tax rate to operating profit for that country and, in the U.S., also providing the benefit of any Internal Revenue Code Section 29 Tax Credits.

RESERVE QUANTITY INFORMATION - THOUSAND EQUIVALENT BARRELS OF OIL (MBOE)
===============================================================================



                                          United                     Cote
                                          States       Canada      d'Ivoire      Egypt       Indonesia     Russia         Total
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

Proved reserves:
   January 1, 1996 ...................     153,794       45,816        6,521        8,151       13,300       15,570      243,152
   Revisions of previous estimates ...       4,021       (2,713)        (900)         386         (518)         651          927
   Extensions and discoveries ........      12,769        5,261          263        1,798         --          1,234       21,325
   Purchases of reserves in place ....       6,217          288         --         16,935         --           --         23,440
   Sales of reserves in place ........         (20)      (2,075)        --           --           --           --         (2,095)
   Production ........................     (20,934)      (3,895)        (752)      (1,305)        (789)      (1,117)     (28,792)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
   December 31, 1996(1) ..............     155,847       42,682        5,132       25,965       11,993       16,338      257,957
                                         =========    =========    =========    =========    =========    =========    =========

   January 1, 1995 ...................     158,848       48,714        5,282        3,520       14,397       13,157      243,918
   Revisions of previous estimates ...       3,515          363          118        4,656         (396)       1,497        9,753
   Extensions and discoveries ........      11,242        1,054        1,416         --           --          1,978       15,690
   Purchases of reserves in place ....       1,254          323         --           --           --           --          1,577
   Sales of reserves in place ........        (748)        (563)        --           --           --           --         (1,311)
   Production ........................     (20,317)      (4,075)        (295)         (25)        (701)      (1,062)     (26,475)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
   December 31, 1995(1) ..............     153,794       45,816        6,521        8,151       13,300       15,570      243,152
                                         =========    =========    =========    =========    =========    =========    =========

   January 1, 1994 ...................     179,437         --           --           --         14,289        7,297      201,023
   Revisions of previous estimates ...     (10,225)         760         --           --            901        2,109       (6,455)
   Extensions and discoveries ........      11,198        5,580        5,282        3,520         --          4,593       30,173
   Purchases of reserves in place ....       1,623       46,554         --           --           --           --         48,177
   Sales of reserves in place ........      (1,734)        (460)        --           --           --           --         (2,194)
   Production ........................     (21,451)      (3,720)        --           --           (793)        (842)     (26,806)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
   December 31, 1994 .................     158,848       48,714        5,282        3,520       14,397       13,157      243,918
                                         =========    =========    =========    =========    =========    =========    =========

Proved developed reserves:
   December 31, 1996 .................     127,871       37,150        3,092       14,502        9,528       10,806      202,949
   December 31, 1995 .................     122,918       40,787        3,623          265       10,652        9,176      187,421
   December 31, 1994 .................     125,520       44,094         --           --         11,707        8,866      190,187



(1)At December 31, 1996 and 1995, includes approximately 14,072 MBOE and 14,733 MBOE, respectively, of oil equivalents dedicated to the monetary production payment (see Note 4).


   The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in economic conditions.

RESERVE QUANTITY INFORMATION - OIL (MBBL)
===============================================================================



                                          United                     Cote
                                          States       Canada      d'Ivoire       Egypt      Indonesia     Russia       Total
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------

Proved reserves:
   January 1, 1996 ...................      20,163        3,667        3,010        7,918        1,153       15,570       51,481
   Revisions of previous estimates ...        (800)         (47)      (1,038)         384           23          651         (827)
   Extensions and discoveries ........       1,656          916           64        1,792         --          1,234        5,662
   Purchases of reserves in place ....         429           21         --         16,935         --           --         17,385
   Sales of reserves in place ........          (2)        (471)        --           --           --           --           (473)
   Production ........................      (1,561)        (361)        (511)      (1,305)         (51)      (1,117)      (4,906)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
   December 31, 1996(1) ..............      19,885        3,725        1,525       25,724        1,125       16,338       68,322
                                         =========    =========    =========    =========    =========    =========    =========

   January 1, 1995 ...................      15,481        4,051        2,210        3,520        1,066       13,157       39,485
   Revisions of previous estimates ...       4,000         (164)          72        4,423          132        1,497        9,960
   Extensions and discoveries ........       1,382          258          989         --           --          1,978        4,607
   Purchases of reserves in place ....         781           74         --           --           --           --            855
   Sales of reserves in place ........         (78)        (153)        --           --           --           --           (231)
   Production ........................      (1,403)        (399)        (261)         (25)         (45)      (1,062)      (3,195)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
   December 31, 1995(1) ..............      20,163        3,667        3,010        7,918        1,153       15,570       51,481
                                         =========    =========    =========    =========    =========    =========    =========

   January 1, 1994 ...................      16,249         --           --           --          1,005        7,297       24,551
   Revisions of previous estimates ...        (210)         685         --           --            108        2,109        2,692
   Extensions and discoveries ........       1,123          878        2,210        3,520         --          4,593       12,324
   Purchases of reserves in place ....          82        2,923         --           --           --           --          3,005
   Sales of reserves in place ........        (113)          (8)        --           --           --           --           (121)
   Production ........................      (1,650)        (427)        --           --            (47)        (842)      (2,966)
                                         ---------    ---------    ---------    ---------    ---------    ---------    ---------
   December 31, 1994 .................      15,481        4,051        2,210        3,520        1,066       13,157       39,485
                                         =========    =========    =========    =========    =========    =========    =========

Proved developed reserves:
   December 31, 1996 .................      12,855        2,913        1,035       14,336          936       10,806       42,881
   December 31, 1995 .................      11,205        3,196        1,720          265        1,022        9,176       26,584
   December 31, 1994 .................       8,967        3,587         --           --            870        8,866       22,290



(1) At December 31, 1996 and 1995, includes approximately 2,248 Mbbl and 2,281 Mbbl, respectively, of oil dedicated to the monetary production payment (see
    Note 4).

RESERVE QUANTITY INFORMATION - GAS (MMCF)
===============================================================================



                                           United                      Cote
                                           States        Canada       d'Ivoire       Egypt      Indonesia        Total
                                         ----------    ----------    ----------    ----------   ----------    ----------

Proved reserves:
   January 1, 1996 ...................      801,797       252,892        21,066         1,399       72,892     1,150,046
   Revisions of previous estimates ...       28,925       (15,994)          828            13       (3,246)       10,526
   Extensions and discoveries ........       66,678        26,071         1,195            35         --          93,979
   Purchases of reserves in place ....       34,729         1,603          --            --           --          36,332
   Sales of reserves in place ........         (110)       (9,625)         --            --           --          (9,735)
   Production ........................     (116,238)      (21,203)       (1,445)         --         (4,429)     (143,315)
                                         ----------    ----------    ----------    ----------   ----------    ----------
   December 31, 1996(1) ..............      815,781       233,744        21,644         1,447       65,217     1,137,833
                                         ==========    ==========    ==========    ==========   ==========    ==========

   January 1, 1995 ...................      860,209       267,980        18,432          --         79,990     1,226,611
   Revisions of previous estimates ...       (2,908)        3,159           278         1,399       (3,165)       (1,237)
   Extensions and discoveries ........       59,157         4,773          --            --           --          63,930
   Purchases of reserves in place ....        2,840         1,494         2,559          --           --           6,893
   Sales of reserves in place ........       (4,019)       (2,457)         --            --           --          (6,476)
   Production ........................     (113,482)      (22,057)         (203)         --         (3,933)     (139,675)
                                         ----------    ----------    ----------    ----------   ----------    ----------
   December 31, 1995(1) ..............      801,797       252,892        21,066         1,399       72,892     1,150,046
                                         ==========    ==========    ==========    ==========   ==========    ==========

   January 1, 1994 ...................      979,128          --            --            --         79,706     1,058,834
   Revisions of previous estimates ...      (60,087)          449          --            --          4,757       (54,881)
   Extensions and discoveries ........       60,451        28,212        18,432          --           --         107,095
   Purchases of reserves in place ....        9,247       261,785          --            --           --         271,032
   Sales of reserves in place ........       (9,726)       (2,711)         --            --           --         (12,437)
   Production ........................     (118,804)      (19,755)         --            --         (4,473)     (143,032)
                                         ----------    ----------    ----------    ----------   ----------    ----------
   December 31, 1994 .................      860,209       267,980        18,432          --         79,990     1,226,611
                                         ==========    ==========    ==========    ==========   ==========    ==========

   Proved developed reserves:
   December 31, 1996 .................      690,095       205,422        12,344           993       51,554       960,408
   December 31, 1995 .................      670,277       225,544        11,415          --         57,777       965,013
   December 31, 1994 .................      699,317       243,042          --            --         65,021     1,007,380




(1)At December 31, 1996 and 1995, includes approximately 70,914 MMcf and 74,713 MMcf, respectively, of gas dedicated to the monetary production payment (see
   Note 4).


   The Company's standardized measure of discounted future net cash flows as of December 31, 1996 and 1995 and changes therein for each of the years 1996, 1995 and 1994 are provided based on the present value of future net revenues from proved oil and gas reserves estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange
Commission. These estimates were computed by applying appropriate year-end prices for oil and gas to estimated future production of proved oil and gas reserves over the economic lives of the reserves and assuming continuation of existing economic conditions. Year-end 1996 calculations were made using prices of $3.27 per Mcf and $20.99 per Bbl for gas and oil, respectively. The Company's average realized prices for the year ended December 31, 1996 were $2.07 per Mcf and $18.50 per Bbl for gas and oil, respectively. Because the disclosure requirements are standardized, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The following estimates should not be viewed as an estimate of fair market value. Income taxes are computed by applying the statutory income tax rate in the jurisdiction to the net cash inflows relating to proved oil and gas reserves less the tax bases of the properties involved and giving effect to appropriate net operating loss carryforwards, tax credits and allowances relating to such properties.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (AMOUNTS IN THOUSANDS)
===============================================================================



                                                   United                         Cote
                                                   States          Canada        d'Ivoire        Egypt
                                                 -----------    -----------    -----------    -----------

December 31, 1996:
 Future cash inflows .........................   $ 3,489,097    $   481,159    $    80,526    $   604,613
 Future development costs ....................      (169,240)       (20,487)       (15,529)      (115,639)
 Future production costs .....................      (712,881)      (129,313)       (17,700)      (122,697)
                                                 -----------    -----------    -----------    -----------
 Future net cash flows before income taxes ...     2,606,976        331,359         47,297        366,277
 10% annual discount .........................    (1,086,947)      (153,161)       (11,121)      (114,772)
                                                 -----------    -----------    -----------    -----------
 Discounted future net cash flows
   before income taxes .......................     1,520,029        178,198         36,176        251,505
 Discounted income taxes .....................      (383,032)       (63,079)        (5,072)       (75,306)
                                                 -----------    -----------    -----------    -----------
 Standardized measure of discounted future
    net cash flows ...........................   $ 1,136,997    $   115,119    $    31,104    $   176,199
                                                 ===========    ===========    ===========    ===========

December 31, 1995:
 Future cash inflows .........................   $ 1,985,934    $   345,380    $   103,820    $   144,528
 Future development costs ....................      (180,175)       (20,297)       (16,971)       (43,459)
 Future production costs .....................      (515,802)      (113,917)       (18,993)       (34,972)
                                                 -----------    -----------    -----------    -----------
 Future net cash flows before income taxes ...     1,289,957        211,166         67,856         66,097
 10% annual discount .........................      (522,907)       (98,399)       (18,973)       (21,867)
                                                 -----------    -----------    -----------    -----------
 Discounted future net cash flows
   before income taxes .......................       767,050        112,767         48,883         44,230
 Discounted income taxes .....................      (123,479)       (33,286)       (11,851)       (19,181)
                                                 -----------    -----------    -----------    -----------
 Standardized measure of discounted future
    net cash flows ...........................   $   643,571    $    79,481    $    37,032    $    25,049
                                                 ===========    ===========    ===========    ===========




                                                  Indonesia        Russia         Total
                                                 -----------    -----------    -----------

December 31, 1996:
 Future cash inflows .........................   $   229,497    $   266,304    $ 5,151,196
 Future development costs ....................          --          (30,896)      (351,791)
 Future production costs .....................       (41,640)      (121,137)    (1,145,368)
                                                 -----------    -----------    -----------
 Future net cash flows before income taxes ...       187,857        114,271      3,654,037
 10% annual discount .........................       (95,995)       (54,171)    (1,516,167)
                                                 -----------    -----------    -----------
 Discounted future net cash flows
   before income taxes .......................        91,862         60,100      2,137,870
 Discounted income taxes .....................       (48,623)       (18,236)      (593,348)
                                                 -----------    -----------    -----------
 Standardized measure of discounted future
    net cash flows ...........................   $    43,239    $    41,864    $ 1,544,522
                                                 ===========    ===========    ===========

December 31, 1995:
 Future cash inflows .........................   $   179,534    $   261,880    $ 3,021,076
 Future development costs ....................          --          (29,422)      (290,324)
 Future production costs .....................       (36,305)      (118,768)      (838,757)
                                                 -----------    -----------    -----------
 Future net cash flows before income taxes ...       143,229        113,690      1,891,995
 10% annual discount .........................       (71,042)       (54,846)      (788,034)
                                                 -----------    -----------    -----------
 Discounted future net cash flows
   before income taxes .......................        72,187         58,844      1,103,961
 Discounted income taxes .....................       (35,479)       (19,334)      (242,610)
                                                 -----------    -----------    -----------
 Standardized measure of discounted future
    net cash flows ...........................   $    36,708    $    39,510    $   861,351
                                                 ===========    ===========    ===========



PRINCIPAL SOURCES OF CHANGE IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (AMOUNTS IN THOUSANDS)
===============================================================================



                                                                            Year Ended December 31,
                                                                        1996           1995           1994
                                                                     -----------    -----------    -----------

Beginning of year ................................................   $   861,351    $   728,303    $   836,850
   Revisions of previous quantity estimates less related costs ...         3,825         54,287        (36,088)
   Extensions and discoveries less related costs .................       209,860        163,131         99,909
   Purchases of reserves in place ................................       219,510         11,967        197,301
   Sales of reserves in place ....................................        (6,593)        (5,238)       (12,047)
   Net changes in prices and production costs ....................       785,928        166,325       (366,431)
   Change in development costs during the period .................       108,763         69,260        100,763
   Sales of oil and gas produced, net of lifting costs ...........      (299,702)      (196,123)      (232,285)
   Accretion of discount .........................................       110,396         86,151        103,740
   Net change in income taxes ....................................      (350,738)      (105,655)        66,378
   Changes in production, timing and other .......................       (98,078)      (111,057)       (29,787)
                                                                     -----------    -----------    -----------
                                                                         683,171        133,048       (108,547)
                                                                     -----------    -----------    -----------
End of year ......................................................   $ 1,544,522    $   861,351    $   728,303
                                                                     ===========    ===========    ===========

