Form 10-K, Exhibit 13
period 1997-12-31
SEAGULL ENERGY CORP
filed 1998-03-23
CIK 320321

CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS
                                                                         PAGE
Selected Financial Data.................................................  23
Management's Discussion and Analysis of Financial Condition
     and Results of Operations..........................................  24
Selected Quarterly Financial Data.......................................  35
Report of Management to Shareholders....................................  36
Independent Auditors' Report............................................  37
Consolidated Statements of Operations...................................  38
Consolidated Balance Sheets.............................................  39
Consolidated Statements of Cash Flows...................................  40
Consolidated Statements of Shareholders' Equity.........................  41
Notes to Consolidated Financial Statements..............................  42


                                              SELECTED FINANCIAL DATA (1)
                                   (Amounts in Thousands Except Per Share Data)

                                                                      Year Ended December 31,
                                          --------------------------------------------------------------------------------
                                             1997             1996             1995            1994             1993
                                          ------------    -------------    -------------   --------------   --------------
Revenues...............................    $ 549,367       $ 517,211         $ 406,280       $ 467,579       $ 452,232
Net income (loss) (2)..................       49,130          28,961            (1,738)         (4,405)         34,095
Earnings (loss) per share:
   Basic...............................         0.78            0.46             (0.03)          (0.07)           0.56
   Diluted.............................         0.77            0.46             (0.03)          (0.07)           0.56
Net cash provided by operating
   activities before changes in
   operating assets and liabilities....      249,587         220,543           124,822         182,413         174,697
Net cash provided by
   operating activities................      262,749         258,439           117,727         207,339         139,292
Total assets...........................    1,411,066       1,515,063         1,359,125       1,454,050       1,286,391
Long-term debt.........................      469,017         573,455           557,107         622,080         459,787
Shareholders' equity...................      647,204         597,730           562,621         557,646         567,943
Capital expenditures...................      275,608         213,462           144,101         202,553         137,894
Acquisitions, net of cash acquired.....       17,665         104,420                 -         193,859          29,470
Standardized measure of discounted
   future net cash flows before taxes..    1,219,363       2,137,870         1,103,962         865,047       1,022,140

(1) Includes Seagull Energy Canada Ltd. from January 4, 1994 through October 6, 1997.

(2) 1995 includes a non-cash pre-tax charge for the impairment of long-lived assets of $49 million.

23                         Seagull Energy Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                              RESULTS OF OPERATIONS

                             CONSOLIDATED HIGHLIGHTS
                             (Amounts in Thousands)

                                                                                             Year Ended December 31,
                                                                               -----------------------------------------------------
                                                                                    1997               1996               1995
                                                                               ---------------    ---------------    ---------------
Revenues:
     Oil and gas operations................................................     $  453,648          $  419,595         $  308,510
     Alaska transmission and distribution..................................         95,719              97,616             97,770
                                                                               ---------------    ---------------    ---------------
                                                                                $  549,367          $  517,211         $  406,280
                                                                               ===============    ===============    ===============
Operating profit (loss):
     Oil and gas operations................................................     $  106,983          $   97,192         $  (35,867)
     Alaska transmission and distribution..................................         22,588              25,781             22,896
     Corporate.............................................................        (19,095)            (19,530)           (23,798)
                                                                               ---------------    ---------------    ---------------

                                                                                $  110,476          $  103,443         $  (36,769)
                                                                               ===============    ===============    ===============
Net income (loss)..........................................................     $   49,130          $   28,961         $   (1,738)
Net cash provided by operating activities before changes in operating
   assets and liabilities..................................................     $  249,587          $  220,543         $  124,822
Net cash provided by operating activities..................................     $  262,749          $  258,439         $  117,727

     In the last three years, Seagull Energy Corporation ("Seagull" or the "Company") has made substantial changes in its operational focus. These changes have resulted in more international operations, a greater component of oil in Seagull's reserve base, a renewed emphasis on its exploration and production activities and a strengthening of its balance sheet. These changes were accomplished through various transactions throughout the three-year period ended December 31, 1997 - including the sale of its Canadian oil and gas operations, the merger with Global Natural Resources Inc. ("Global"), the purchase of additional Egyptian concessions and the sale of substantially all of the Company's pipeline and gas processing assets.

     With these changes and an increase in domestic gas prices, Seagull's net income improved by $20 million to $49 million in 1997 versus 1996 and cash flow provided by operating activities before changes in operating assets and liabilities improved $29 million to $250 million for 1997. The same factors helped create a $31 million increase in net income (loss) from $(2) million in 1995 to $29 million in 1996 and a $96 million increase in cash flow provided by operating activities before changes in operating assets and liabilities to $221 million for 1996 over $125 million for 1995. The increase in net income and cash flow is concentrated in the Oil and Gas Operations ("O&G") segment.

24                         Seagull Energy Corporation

                             OIL AND GAS OPERATIONS
                             (Amounts in Thousands)

                                                                                         Year Ended December 31,
                                                                        -----------------------------------------------------------
                                                                              1997                 1996                 1995
                                                                        -----------------    -----------------    -----------------
Revenues:
     Natural gas...................................................      $    298,223          $   298,235          $   219,111
     Oil and NGL...................................................           131,096               90,779               48,725
     Pipeline and marketing........................................            24,329               30,581               40,674
                                                                        -----------------    -----------------    -----------------
                                                                              453,648              419,595              308,510
                                                                        -----------------    -----------------    -----------------

Production operating expenses......................................           115,713              102,158               85,025
Pipeline and marketing expenses....................................            28,670               24,091               30,674
Exploration charges................................................            42,085               50,772               40,223
Depreciation, depletion and amortization...........................           160,197              145,382              139,613
Impairment of long-lived assets....................................                 -                    -               48,842
                                                                        -----------------    -----------------    -----------------
Operating profit (loss)............................................      $    106,983          $    97,192          $   (35,867)
                                                                        =================    =================    =================


     As discussed previously, the O&G segment's results reflect some significant changes in the focus of the Company's operations. Revenues from oil production are now a more significant part of the Company's activities as reflected by Seagull's expanding operations in Egypt. This growing presence in Egypt and increases in domestic gas prices over the last three years have helped the O&G segment's operating profit to grow from $13 million (excluding impairment of $49 million) in 1995 to $107 million in 1997.

     The O&G segment showed a $34 million increase in revenues to $454 million and a $10 million increase in operating profit to $107 million for 1997. This 8% increase in O&G revenues was principally due to stronger natural gas prices in nearly all areas of the Company's production operations and increases in international oil and gas production, excluding Canada which was sold in October 1997.

     The effect of stronger gas prices and international liquids production was partially offset by a decline in oil prices in all areas other than Tatarstan, particularly Egypt where the price decreased 15% from 1996 to 1997, and a decrease in pipeline and marketing revenues. The 10% increase in the operating profit of the O&G segment was primarily a result of the 160% increase in oil production in Egypt. Increases in Egyptian oil production accounted for over three quarters of the Company's overall increase in oil production, as Seagull realized additional contributions from (i) the East Zeit and South Hurghada concessions, the two concessions purchased in late 1996; (ii) the Qarun concession, as additional production facilities became operational; and (iii) the West Abu Gharadig concession, purchased in October 1997. Oil prices in Egypt declined $3.30 per Bbl to $18.26 per Bbl in 1997 versus $21.56 per Bbl in 1996.

25                         Seagull Energy Corporation

     In October 1997, the Company sold its Canadian oil and gas operations, which had revenues of approximately $26 million, $34 million and $29 million and income (loss) before income taxes of approximately $6 million, $(5) million and $(11) million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The $111 million increase in revenues for 1996 as compared to 1995 was primarily the result of increases in domestic natural gas prices, increases in international oil production and increases in international oil and gas prices. The increase in domestic natural gas prices from $1.62 per Mcf for 1995 to $2.17 per Mcf for 1996 accounted for approximately $63 million of the overall increase in revenues. International oil production increased over 1995 as production from the Qarun concession in Egypt began in November 1995 and the Company purchased interests in two additional Egyptian concessions in September 1996. Also, production increased steadily during 1996 from Cote d'Ivoire, where production began in April 1995. The increases in production in Cote d'Ivoire and Egypt contributed approximately $35 million of the overall increase in revenues. Domestic production also increased slightly, providing approximately $6 million of the overall increase in revenues.

     Pipeline and marketing revenues declined to $24 million in 1997 with the absence of the higher margins created from the high volatility in the natural gas markets during early 1996, partially offset by an increase in revenues related to the Company's gas gathering and processing facilities. This increase in gas gathering and processing revenues was substantially offset by an increase in the related cost of gas. Pipeline and marketing revenues decreased from $41 million in 1995 to $31 million in 1996, primarily due to the sale of substantially all of the Company's gas gathering and processing facilities (the "Pipeline Assets") in September 1995, partially offset by the contribution of the higher margins realized in 1996. The Pipeline Assets contributed approximately $18 million in revenues and $6 million in operating profit for 1995.

     In late 1995, Seagull initiated a risk management program for a portion of its equity production and certain third-party marketing activities, utilizing such derivative financial instruments as futures contracts, options and swaps. In early 1997, the Company closed substantially all of its derivative financial instruments related to equity production and focused its risk management efforts on reducing price and basis risk for its third-party marketing activities. Seagull accounts for its commodity derivative contracts as hedging activities and, accordingly, the effect is included in revenues when the commodities are sold.

     The Company recorded $10 million, $9 million and $0.5 million for 1997, 1996 and 1995, respectively, in costs related to equity hedging activities and $3 million in costs and $0.5 million in income for 1997 and 1996, respectively, related to third-party marketing activities. By the end of the first quarter of 1997, the Company's equity hedging activities had been substantially reduced, leaving primarily the commodity hedges in place as required by the monetary production payment (related to the 1995 sale of the Company's Section 29 tax credit-bearing properties) for approximately 11 MMcf per day through December 1998. The equity hedging costs discussed above include costs related to the monetary production payment hedges of approximately $3 million and $4 million in 1997 and 1996, respectively. Total equity hedging costs had the effect of reducing average gas prices by $0.06 per Mcfe

26                         Seagull Energy Corporation
for both 1997 and 1996 and $0.004 per Mcfe for 1995. At December 31, 1997, the Company had open natural gas futures, swaps and option contracts related to its third-party marketing efforts totaling 6 Bcf and 14 Bcf related to purchases and sales, respectively, for the period from January through December 1998. At December 31, 1997, the fair value related to the Company's commodity hedging activities was $1 million of unrealized costs related to open contracts.


                          OIL AND GAS REVENUES BY AREA
                             (Amounts in Thousands)

                                                                                        Year Ended December 31,
                                                                   -----------------------------------------------------------------
                                                                          1997                   1996                    1995
                                                                   ------------------     ------------------     -------------------
    Domestic.....................................................     $    290,337            $    282,508            $   205,706
    Canada (*)...................................................           25,956                  34,006                 28,849
    Egypt........................................................           61,772                  28,126                    442
    Cote d'Ivoire................................................           15,995                  12,798                  4,377
    Tatarstan....................................................           21,558                  15,626                 16,037
    Indonesia and other..........................................           13,701                  15,950                 12,425
                                                                   ------------------     ------------------     -------------------
                                                                      $    429,319            $    389,014            $   267,836
                                                                   ==================     ==================     ===================

     (*) All of the Company's Canadian oil and gas operations were sold in October 1997.

                                                                  PRODUCTION AND UNIT PRICE BY AREA
                                                  Net Daily Production                                   Unit Price
                                     -----------------------------------------------    --------------------------------------------
                                                Year Ended December 31,                           Year Ended December 31,
                                     -----------------------------------------------    --------------------------------------------
                                        1997             1996              1995            1997            1996             1995
                                     ------------    -------------     -------------    ----------    --------------    ------------

Gas Sales(1):
     Domestic..................           303               318               311         $ 2.34           $ 2.17           $ 1.62
     Canada (2)................            37                58                60           1.63             1.32             1.07
     Cote d'Ivoire.............             6                 4                 1           1.93             1.77             1.61
     Indonesia and other.......            11                12                11           3.18             3.36             2.96
                                     ------------    -------------     -------------    -----------    --------------    -----------
                                          357               392               383         $ 2.29           $ 2.08           $ 1.57
                                     ============    =============     =============    ===========     =============    ===========

Oil and NGL Sales(1):
      Domestic.................         4,830             4,264             3,845         $17.60           $19.03           $15.84
      Canada (2)...............           665               985             1,092          16.46            16.77            13.01
      Egypt                             9,268             3,565                67          18.26            21.56            17.97
      Cote d'Ivoire............         1,653             1,395               715          19.34            20.04            15.51
      Tatarstan................         4,143             3,053             2,909          14.26            13.98            15.11
      Indonesia and other......           152               147               125          19.31            19.58            17.38
                                     ------------    -------------     -------------    -----------    --------------    -----------
                                       20,711            13,409             8,753         $17.34           $18.50           $15.53
                                     ============    =============     =============    ===========    ==============    ===========

(1) Natural gas is stated in MMcf and $ per Mcf. Oil and NGLs are stated in Bbl and $ per Bbl.

(2) All of the Company's Canadian oil and gas operations were sold in October 1997.

27                         Seagull Energy Corporation

     Production operating expenses for 1997 increased approximately $14 million, primarily due to the increased production associated with the Company's Egyptian operations and increased domestic operating expenses. This increase in operating expenses associated with the Company's domestic operations was the primary reason for the $0.40 per BOE increase in production operating expense per equivalent unit of production to $3.95 per BOE for 1997. Increased production taxes as natural gas prices increased, a change in the mix of producing properties and an increase in transportation expenses were the major contributing factors to the increase in domestic operating expenses during 1997.

     Production operating expenses increased $17 million from 1995 to 1996 principally as a result of the increased production in the United States and Egypt. However, operating expense per equivalent unit of production for the Company's E&P activities increased from $3.21 per BOE in 1995 to $3.55 per BOE in 1996, primarily due to increased domestic transportation expense.

     Depreciation, depletion and amortization ("DD&A") expense per equivalent unit of production increased to $5.42 per BOE in 1997 from $4.98 per BOE in 1996 and combined with the increase in Egyptian production to produce a 10% increase in DD&A expense for the O&G segment. A change in the mix of the properties being produced internationally was the primary factor for the increase, partially offset by a decrease in DD&A expense related to Canadian oil and gas properties. DD&A expense increased from $140 million in 1995 to $145 million in 1996, primarily due to increased production discussed above, partially offset by a decrease in the average DD&A rate per equivalent unit of production from $5.16 per BOE in 1995 to $4.98 per BOE in 1996.

     During 1995, the Company recognized a pre-tax, non-cash charge against earnings of $49 million related to impairment of long-lived assets.

Capital Spending and Oil and Gas Reserves

     Exploration and production capital expenditures in 1997 totaled $257 million, up substantially from $200 million in 1996 and $134 million in 1995. Spending outside North America in 1997 totaled $102 million, of which $42 million was for exploration and $60 million for exploitation. Seagull participated in the drilling of 54 exploratory wells during 1997, of which 27 were successful. Another 14 wells were in progress at year-end. Of the successes, 18 were in the U.S., 4 in Egypt, 1 in Cote d'Ivoire, 1 in Tatarstan and 3 in Canada. In addition, domestic exploitation expenditures picked up considerably in 1997 and 1996 after being severely curtailed in 1995 due to depressed U.S. gas prices.

     Seagull's   program  of  relatively  small  domestic   producing   property
acquisitions initiated in 1996 resulted in the addition of 1.2 MMBOE at a cost of $7 million in 1997 and 6.2 MMBOE at a cost of $29 million in 1996.

     Through drilling and proved property acquisitions, the Company replaced 168% of its production during 1997 at a cost of $5.58 per BOE and 144% of its production over the three-year period 1995 through 1997 at a cost of $5.73 per BOE. However, Seagull's proved oil and gas reserves decreased from 258 MMBOE at year-end 1996 to 217 MMBOE at December 31, 1997, as the sale of the Company's Canadian properties offset reserve additions realized elsewhere.

     The standardized measure of discounted future net cash flows before taxes for Seagull's

28                         Seagull Energy Corporation
     proved oil and gas reserves, calculated based on Securities and Exchange Commission criteria, decreased to $1.2 billion at December 31, 1997 compared with $2.1 billion at the end of 1996. This decrease was primarily the result of the Canadian sale and lower year-end commodity prices at December 31, 1997 compared to December 31, 1996. Year-end calculations were made using an average price of $15.41 and $20.99 per Bbl for oil, condensate and NGL and $2.42 and $3.27 per Mcf for gas for 1997 and 1996, respectively. The Company's average realized prices for the year ended December 31, 1997 were $17.34 per Bbl for oil, condensate and NGL and $2.29 per Mcf for gas. The Company's average realized prices for the month ended January 31, 1998 were $14.47 per Bbl for oil, condensate and NGL and $2.21 per Mcf for gas. Because the disclosure requirements for discounted future net cash flows are standardized, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The above estimates should not be viewed as an estimate of fair market value. See Note 15 of Notes to Consolidated Financial Statements.

Outlook

     At year-end 1997, the Company was producing about 320 MMcf per day of natural gas and 20,900 Bbl per day of crude oil, condensate and NGL worldwide. In the United States, Seagull expects to maintain its level of domestic gas production of about 300 MMcf per day. Internationally, liquids production increases are anticipated in Egypt, as the first production from the East Beni Suef concession begins.

     The future results of the O&G segment will be affected by the market prices of oil and natural gas and the Company's degree of exploration success. The availability of a ready market for oil, natural gas and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, the Company's ability to hire and return skilled personnel, production of other crude oil, natural gas and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of oil, gas and liquid products, operating hazards attendant to the oil and gas business, the availability and cost of material and equipment, the regulatory environment in the domestic and foreign jurisdictions where the Company does business and other international, regional and political events, none of which can be predicted with certainty.

29                         Seagull Energy Corporation

                      ALASKA TRANSMISSION AND DISTRIBUTION
                    (Amounts in Thousands Except Degree Days)

                                                                                            Year Ended December 31,
                                                                            --------------------------------------------------------
                                                                                 1997                 1996                1995
                                                                            ----------------     ---------------     ---------------
Revenues................................................................      $   95,719          $   97,616           $   97,770
Cost of gas sold........................................................          43,684              42,600               46,328
                                                                            ----------------     ---------------     ---------------
Gross margin............................................................          52,035              55,016               51,442
Operations and maintenance expense......................................          21,079              21,045               20,504
Depreciation, depletion and amortization................................           8,368               8,190                8,042
                                                                            ----------------     ---------------     ---------------
Operating profit........................................................      $   22,588          $   25,781           $   22,896
                                                                            ================     ===============     ===============
OPERATING DATA:
   Degree days (*)......................................................           9,727              10,975                9,997

(*)  A  measure  of  weather   severity   calculated  by  subtracting  the  mean
     temperature for each day from 65 degrees Fahrenheit. More degree days equate to colder weather.

     Operating profit of the Alaska transmission and distribution segment of the Company ("ENSTAR Alaska") is primarily a function of the weather in the Anchorage, Alaska area during the winter heating season. Cold weather equates to higher gas volumes delivered, resulting in increased profits. This relationship between operating profit and degree days held true in 1997 and 1996 as the percentage change in operating profit (12% decrease in 1997 versus 1996 and 13% increase in 1996 versus 1995) was approximately equal to the percentage change in degree days (11% decrease in 1997 and 10% increase in 1996).

Outlook

     ENSTAR Alaska will continue to play a significant role in Seagull's future. Even though its activities may be somewhat different from the Company's other O&G-oriented activities, management expects ENSTAR Alaska's stable cash flows and activities to continue to contribute to Seagull's goals and financial stability.

     Future operating profit for this segment will be affected by weather, regulatory action and customer growth in ENSTAR Alaska's service area. The 1997 degree days were 6% under the previous 30-year average degree days. The Company expects customer growth to continue at a modest 2% to 3% rate. During the 1997 summer construction season, approximately 63 miles of new distribution pipelines were installed to connect some 2,700 new customers (a 3% increase in customers over 1996).

     ENSTAR Alaska purchases all of its natural gas under long-term contracts in which the price is indexed to changes in the price of crude oil futures contracts. However, because ENSTAR Alaska's sales prices are adjusted to include the projected cost of its natural gas, there has been and is expected to be little or no impact on margins derived from ENSTAR Alaska's gas sales as a result of fluctuations in commodity prices due to worldwide political events and changing market conditions.

     Currently, ENSTAR Alaska's supply source is confined to the Cook Inlet area. During 1997, two of the Cook Inlet area's major suppliers filed for regulatory approval to export certain quantities of gas to overseas LNG markets. ENSTAR Alaska has filed as an intervenor in these proceedings and is actively working with regulatory authorities to ensure that the future gas supply needs of its customers are met.

30                         Seagull Energy Corporation

                                      OTHER

     After excluding the effects of provisions for litigation ($4.5 million in 1997 for a proposed settlement and $3 million in 1996 covering several minor settlements), general and administrative expenses decreased from $14.4 million in 1996 to $11.6 million in 1997. This decrease in general and administrative expenses from 1996 to 1997 was primarily due to a decrease in certain expenses due to efficiencies realized as a result of the Global merger and a decline in expenses associated with compensation plans that are tied directly to the market price of Seagull's common stock. In November 1997, the Company, NorAm Gas Transmission Company and Arkansas Western Gas Company signed a settlement proposal regarding the litigation discussed in Note 14 of Notes to the Consolidated Financial Statements. As a result of the settlement proposal, the Company recorded a pre-tax charge of approximately $4.5 million.

     In the second quarter of 1995, the Company initiated a workforce reduction and consolidation with the savings reflected in lower operating expenses. As part of this action, Seagull recorded one-time pre-tax charges of $8 million in general and administrative expenses. General and administrative expenses increased approximately $4 million to $17 million in 1996 as compared to 1995, excluding the $8 million charge for workforce reduction and consolidation, as a result of an increase in incentive compensation expenses and the Company's expanding international operations.

     Interest expense declined from $53 million in 1995 and $45 million in 1996 to $39 million for 1997 through utilization of the proceeds from the sale of the Company's Canadian operations in late 1997 and Pipeline Assets in late 1995 to repay amounts outstanding under the Company's existing credit facilities.
Interest cost capitalized as property, plant and equipment amounted to approximately $7 million, $3 million and $1 million in 1997, 1996 and 1995, respectively.

     As discussed earlier, the Company and Global completed a merger in October 1996, which was accounted for as a pooling-of-interests. As a result of the merger, expenses of $10 million ($9 million after taxes) representing investment banking fees, legal, accounting and other expenses were recorded.

     Gain on sales of assets is primarily comprised of pre-tax gains of approximately $12 million related to the 1997 sale of the Company's Canadian oil and gas operations and $82 million related to the 1995 sale of the Pipeline Assets.

     Seagull's effective tax rate for 1997 of 43% decreased from the effective tax rate of 47% for 1996 primarily due to an income tax benefit associated with the gain on the sale of the Company's Canadian operations. With the increase in the Company's international activities with their associated higher effective tax rates, Seagull's 1997 effective tax rate had been expected to increase. However substantial increases in domestic O&G income before taxes kept the domestic to international proportion of income before taxes (and therefore the effective tax rate before the sale of the Company's Canadian operations) unchanged. In 1996, the increasing proportion of international operations, and an increase in income before taxes, did lead to an increase in income tax expense from $3 million in 1995 to $26 million in 1996.

31                         Seagull Energy Corporation

                         LIQUIDITY AND CAPITAL RESOURCES

                      CAPITAL EXPENDITURES AND ACQUISITIONS
                             (Amounts in Thousands)
                                                                                            Year Ended December 31,
                                                                           ---------------------------------------------------------
                                                                                  1997                1996                1995
                                                                           ------------------  -----------------   -----------------
  Capital Expenditures:
    Exploration and production:
       Lease acquisitions................................................     $     23,141         $     12,986       $    18,000
       Exploration.......................................................           95,681               77,774            46,575
       Development.......................................................          137,806              108,763            69,260
                                                                           ------------------  -----------------   -----------------
                                                                                   256,628              199,523           133,835
    Other oil and gas operations.........................................              885                  228               441
                                                                           -------------------  -----------------  -----------------
       Total oil and gas operations......................................          257,513              199,751           134,276
    Alaska transmission and distribution.................................            9,607                9,287             7,611
    Corporate............................................................            8,488                4,424             2,214
                                                                           -------------------  -----------------  -----------------
                                                                              $    275,608         $    213,462       $   144,101
                                                                           ===================  =================   ================

  Acquisitions...........................................................     $     17,665         $    104,420       $         -
                                                                           ===================  =================   ================


     Seagull's long-term goal is to grow its reserve base and its crude oil and natural gas production capacity while maintaining a strong balance sheet. The Company seeks a balanced approach of growing through its drilling efforts complemented by strategic acquisitions of additional oil and gas assets in its core operating areas. This desire to grow more through drilling has led the Company in the last few years to broaden its exploration focus beyond the Gulf Coast offshore area where Seagull originally concentrated its exploration efforts. Seagull also has endeavored to bring more balance to its mix of crude oil and natural gas assets, thereby lessening its dependence upon natural gas and increasing (i) the percentage of crude oil represented in the Company's total portfolio of proved reserves, (ii) its capacity to produce those reserves, and (iii) the international orientation of its reserve base. To these ends, the Company completed two business combinations in 1996 that reflect this shift in strategy - the purchase of two Egyptian concessions from Exxon Corporation and the stock-for-stock Global merger. These combinations brought a substantial number of exploratory prospects to the Company, complementing its large portfolio of long-lived domestic natural gas producing properties and a large, stable cash flow base generated from oil and gas sales and its non-exploration and production activities. These combinations also increased the Company's ability to generate

32                         Seagull Energy Corporation
growth through its drilling efforts over the next several years in both its proved reserves and its crude oil and natural gas production capacity.

     Seagull's capital expenditures increased by $62 million to $276 million for 1997 versus almost $214 million in 1996. Of this amount, exploration and production capital expenditures in 1997 totaled $257 million, up substantially from $200 million in 1996 and $134 million in 1995. Spending outside North America totaled $103 million, of which $43 million was for exploration and $60 million for exploitation.


DATA FROM GRAPHICS


     (In Millions)
     1998 Plan for E&P Expenditures of $257 Million
        Domestic........................................................................$151
        Egypt.............................................................................94
        Other.............................................................................12


     1997 Actual E&P Expenditures of $257 Million
        Domestic........................................................................$141
        Egypt.............................................................................83
        Canada............................................................................13
        Other.............................................................................20


     1996 Actual E&P Expenditures of $200 Million
        Domestic........................................................................$140
        Egypt.............................................................................33
        Canada............................................................................15
        Other.............................................................................12


     Plans for 1998 call for capital expenditures of approximately $274 million, including about $257 million in E&P. Seagull anticipates spending approximately $154 million for development, $22 million for lease acquisitions and $81 million will be devoted to exploration. Of this total, about $106 million is expected to be spent outside the U.S. The 1998 capital program anticipates about 60 exploratory wells, of which approximately half would be drilled in the U.S.


                                    LIQUIDITY

     Combined with the Company's long-term goal to grow its reserve base through its drilling efforts and complementary strategic acquisitions, a strong balance sheet is also a specific objective of management. To that end, Seagull reduced its borrowings under existing bank facilities in 1997 by $133 million with a portion of the proceeds from the sale of the Company's Canadian operations and in 1995 by $143 million with the proceeds from the sale of the Pipeline Assets and the Section 29 Properties. At December 31, 1997, there were no balances outstanding under the Company's $500 million credit facility and the Company's debt to capitalization ratio was 42%, compared with 49% at December 31, 1996. With this stronger balance sheet in place, management believes that the Company is well positioned to achieve its reserve growth and production capacity objectives even in times when declining commodity prices result in lower cash flows from operations.

     On September 30, 1997, Seagull issued $150 million of senior notes (the "1997 Senior Notes") at a public offering price of 99.544% of face value. The 1997 Senior Notes have a coupon of 7.5% and mature September 15, 2027. The 1997 Senior Notes are not redeemable prior to maturity and are not subject to any sinking fund. The net proceeds of approximately $146 million were used to repay existing debt and for general corporate purposes. The 1997 Senior Notes represent unsecured obligations of the Company and rank pari passu with all other unsecured, unsubordinated obligations of the Company.

     The Company also has a $500 million revolving credit facility ("Revolving Credit Facility"). During 1997, the Company amended and restated the Revolving Credit Facility to, among other things, change the maturity date to December 31, 2002, reduce stated interest rate margins and remove, or modify, various financial covenants. At December 31, 1997, there were no amounts borrowed under the Revolving Credit Facility, however standby letters of credit totaling approximately $19 million were outstanding. See Notes 4 and 6 of Notes to Consolidated Financial Statements for additional information relating to acquisitions and debt.

     The Company has money market facilities with two U.S. banks with a combined maximum commitment of $100 million. These lines of cred-

33                         Seagull Energy Corporation
it bear interest at rates made available by the banks at their option and may be canceled at either Seagull's or the banks' option. There were no amounts outstanding under these money market facilities at December 31, 1997.


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

YEAR 2000

     Historically, most computer systems (including microprocessors embedded into field equipment and other machinery) utilized software that processed transactions using two digits to represent the year of the transaction (i.e., 97 represents the year 1997). This software (including software built into embedded microprocessors) requires modification to properly process dates beyond December 31, 1999 (the "Year 2000 Issue"). In the first quarter of 1997, the Company completed its assessment of the Year 2000 Issue and determined that modifications or replacements of a portion of its software were required. The Company's Year 2000 remediation was substantially complete at December 31, 1997. The Company utilized both internal and external resources to reprogram, or replace, and test the software for Year 2000 Issue modifications. To date, the Company has incurred and expensed approximately $300,000 related to the assessment and remediation of the Year 2000 Issue. The Company presently believes that, as a result of these modifications to existing software and conversions to new software, the Year 2000 Issue will not have a material adverse effect attributable to the Company's systems.

     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' potential failure to remediate their own Year 2000 Issue. However, there can be no guarantee that the systems of other companies, on which the Company's systems rely, will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.


ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in the Company's financial statements. Comprehensive income includes all changes in the Company's equity except investments by and distributions to owners and includes, among other things, foreign currency translation adjustments. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments in annual financial statements and requires selected infor-

34                         Seagull Energy Corporation
mation about operating segments to be included in interim reports issued to shareholders. Both of these statements are effective for financial statements for periods beginning after December 15, 1997. As both SFAS No's. 130 and 131 establish standards for reporting and display, the Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.


DEFINED TERMS

     Natural gas is stated herein in billion cubic feet ("Bcf"), million cubic feet ("MMcf") or thousand cubic feet ("Mcf"). Oil, condensate and natural gas liquids ("NGL") are stated in barrels ("Bbl") or thousands of barrels ("Mbbl"). MMcfe and Mcfe represent the equivalent of one million and one thousand cubic feet of natural gas, respectively. Oil, condensate and NGL are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content. MMBOE, MBOE and BOE represent one million, one thousand and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of liquid.


                        SELECTED QUARTERLY FINANCIAL DATA

     Summarized quarterly financial data is as follows (amounts in thousands except per share data):

                                                                            Quarter Ended
                                 ------------------------------------------------------------------------------------------------
                                      March 31               June 30              September 30               December 31
                                 --------------------   -------------------   ----------------------   ----------------------

1997:
  Revenues.......................     $    159,573          $    122,180          $    120,655              $     146,959
  Operating Profit...............     $     46,606          $     17,811          $     13,456              $      32,603
  Net Income.....................     $     17,254          $      2,621          $      3,202              $      26,053     (2)
  Earnings per Share:
    Basic........................     $       0.27          $       0.04          $       0.05              $        0.41
    Diluted(1)...................     $       0.27          $       0.04          $       0.05              $        0.41

1996:
  Revenues.......................     $    136,575          $    112,289          $    109,931              $     158,416
  Operating Profit...............     $     37,375          $     13,616          $     19,200              $      33,252
  Net Income (Loss)..............     $     18,312          $     (2,934)         $      7,458              $       6,125     (3)
  Earnings (Loss) per Share:
    Basic........................     $       0.29          $      (0.05)         $       0.12              $        0.10
    Diluted(1)...................     $       0.29          $      (0.05)         $       0.12              $        0.10


(1) Quarterly earnings (loss) per common share may not total to the full year per share amount, as the weighted average number of shares outstanding for each quarter fluctuated as a result of the assumed exercise of stock options.

(2) Includes $12 million pre-tax gain on sale of Canadian oil and gas operations.

(3) Includes $10 million pre-tax merger expenses relating to the Global merger.

35                         Seagull Energy Corporation

                      REPORT OF MANAGEMENT TO SHAREHOLDERS

     The management of Seagull Energy Corporation is responsible for the preparation and integrity of financial statements and related data in this Annual Report, whether audited or unaudited. The financial statements were prepared in conformity with generally accepted accounting principles and include certain estimates and judgments which management believes are reasonable under the circumstances.

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

     The accompanying consolidated financial statements of Seagull Energy Corporation and Subsidiaries as of December 31, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and their report is included herein. Their audits were made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements.

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

January 28, 1998

36                         Seagull Energy Corporation

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Seagull Energy Corporation:

     We have audited the accompanying consolidated balance sheets of Seagull Energy Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seagull Energy Corporation and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

Houston, Texas
January 28, 1998

37                         Seagull Energy Corporation

                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (Amounts in Thousands Except Per Share Amounts)

                                                                        Year Ended December 31,
                                                          ---------------------------------------------------
                                                               1997               1996              1995
                                                          --------------    ---------------   ---------------
Revenues:
    Oil and gas operations............................     $    453,648      $     419,595     $     308,510
    Alaska transmission and distribution..............           95,719             97,616            97,770
                                                          --------------    ---------------   ---------------
                                                                549,367            517,211           406,280
                                                          --------------    ---------------   ---------------

Costs of Operations:
    Operations and maintenance........................          165,462            147,294           136,203
    Alaska transmission and distribution cost of gas
      sold............................................           43,684             42,600            46,328
    Exploration charges...............................           42,085             50,772            40,223
    Depreciation, depletion and amortization..........          171,516            155,669           149,685
    Impairment of long-lived assets...................                -                  -            48,842
    General and administrative........................           16,144             17,433            21,768
                                                          --------------    ---------------   ---------------
                                                                438,891            413,768           443,049
                                                          --------------    ---------------   ---------------

Operating Profit (Loss)...............................          110,476            103,443           (36,769)

Other (Income) Expense:
    Interest expense..................................           38,533             44,842            52,978
    Merger expenses...................................                -              9,982                 -
    Gain on sales of assets, net......................          (11,311)            (1,088)          (83,388)
    Interest income and other.........................           (2,946)            (5,149)           (7,403)
                                                          --------------    ---------------   ---------------
                                                                 24,276             48,587           (37,813)
                                                          --------------    ---------------   ---------------

Income Before Income Taxes............................           86,200             54,856             1,044
Income Tax Expense....................................           37,070             25,895             2,782
                                                          --------------    ---------------   ---------------

Net Income (Loss).....................................     $     49,130      $      28,961     $      (1,738)
                                                          ==============    ===============   ===============

Earnings (Loss) Per Share:
    Basic.............................................     $       0.78      $        0.46     $       (0.03)
                                                          ==============    ===============   ===============
    Diluted...........................................     $       0.77      $        0.46     $       (0.03)
                                                          ==============    ===============   ===============

Weighted Average Number of Common
    Shares Outstanding:
       Basic..........................................           63,022             62,584            62,107
                                                          ==============    ===============   ===============
       Diluted........................................           63,791             63,552            62,107

                                                         ==============    ===============   ===============



See accompanying Notes to Consolidated Financial Statements.


38                         Seagull Energy Corporation

                           CONSOLIDATED BALANCE SHEETS
             (Amounts in Thousands Except Share and Per Share Data)

                                                                                         December 31,
                                                                              ------------------------------------
                                                                                   1997                1996
                                                                              ---------------     ----------------
ASSETS
    Current Assets:
        Cash and cash equivalents.........................................     $      45,654       $       15,284
        Accounts receivable, net..........................................           147,442              193,659
        Inventories.......................................................            13,635               12,285
        Prepaid expenses and other........................................            16,240                6,389
                                                                              ---------------     ----------------
           Total Current Assets...........................................           222,971              227,617

    Property, Plant and Equipment:
        Oil and gas properties (successful efforts method)................         1,742,725            1,750,784
        Utility plant.....................................................           246,670              238,091
        Other.............................................................            64,288               60,481
                                                                              ---------------     ----------------
                                                                                   2,053,683            2,049,356
    Accumulated Depreciation, Depletion and Amortization..................           908,849              804,715
                                                                              ---------------     ----------------
                                                                                   1,144,834            1,244,641
    Other Assets..........................................................            43,261               42,805
                                                                              ---------------     ----------------

    Total Assets..........................................................     $   1,411,066       $    1,515,063
                                                                              ===============     ================

LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities:
        Accounts and note payable.........................................     $     159,138       $      166,775
        Accrued expenses..................................................            47,625               57,368
        Current maturities of long-term debt..............................             7,097                7,227
                                                                              ---------------     ----------------
           Total Current Liabilities......................................           213,860              231,370

    Long-Term Debt........................................................           469,017              573,455
    Other Noncurrent Liabilities..........................................            51,168               65,428
    Deferred Income Taxes.................................................            14,126               31,021

    Redeemable Bearer Shares..............................................            15,691               16,059

    Commitments and Contingencies.........................................                 -                    -

    Shareholders' Equity:
        Common Stock, $.10 par value; authorized 100,000,000
           shares; issued 63,877,442 in 1997 and 63,073,287 in 1996.......             6,388                6,307
        Additional paid-in capital........................................           493,829              483,118
        Retained earnings.................................................           164,935              115,805
        Foreign currency translation adjustment...........................                 -                   51
        Less:  note receivable from employee stock
           ownership plan.................................................            (2,990)              (4,284)
        Less:  treasury stock, at cost; 861,314 shares in 1997
           and 361,314 shares in 1996.....................................           (14,958)              (3,267)
                                                                              ---------------     ----------------
    Total Shareholders' Equity............................................           647,204              597,730
                                                                              ---------------     ----------------

    Total Liabilities and Shareholders' Equity............................     $   1,411,066       $    1,515,063
                                                                              ===============     ================

See accompanying Notes to Consolidated Financial Statements.

39                         Seagull Energy Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in Thousands)
                                   (Unaudited)
                                                                                                 Year Ended December 31,
                                                                                      ----------------------------------------------

                                                                                          1997             1996            1995
                                                                                      --------------   -------------  --------------
Operating Activities:
   Net income (loss)...............................................................   $   49,130        $   28,961     $    (1,738)
   Adjustments to reconcile net income (loss) to net cash provided by operating activities:
      Depreciation, depletion and amortization.....................................      171,516           155,669         149,685
      Impairment of long-lived assets..............................................            -                 -          48,842
      Amortization of deferred financing costs.....................................        2,037             2,969           3,429
      Deferred income taxes........................................................        9,418             8,701         (16,292)
      Dry hole expense.............................................................       20,062            23,671          22,153
      Gains on sale of assets, net.................................................      (11,311)           (1,088)        (83,388)
      Other........................................................................        8,735             1,660           2,131
                                                                                      --------------   -------------  --------------
                                                                                         249,587           220,543         124,822

      Changes in operating assets and liabilities, net of acquisitions:
        Decrease in short-term liquid investments..................................            -             5,014          28,538
        Decrease (increase) in accounts receivable.................................       39,211           (53,531)        (21,721)
        Decrease (increase) in inventories, prepaid expenses and other.............      (10,797)            9,731           1,793
        Increase (decrease) in accounts payable....................................        9,779            53,281         (15,551)
        Increase (decrease) in accrued expenses and other..........................      (25,031)           23,401            (154)
                                                                                      --------------   -------------  --------------
     Net Cash Provided By Operating Activities.....................................      262,749           258,439         117,727

Investing Activities:
   Capital expenditures............................................................     (275,608)         (213,462)       (144,101)
   Acquisitions of oil and gas properties..........................................      (17,665)          (90,867)              -
   Acquisitions of other assets and liabilities, net of cash acquired..............            -           (13,553)              -
   Proceeds from sale of assets, net...............................................      186,494            10,557         107,960
                                                                                      --------------   -------------  --------------
     Net Cash Used In Investing Activities.........................................     (106,779)         (307,325)        (36,141)

Financing Activities:
   Proceeds from debt..............................................................      821,097           407,738         668,815
   Principal payments on debt......................................................     (938,554)         (368,754)       (737,473)
   Proceeds from sales of common stock.............................................        7,422             4,401           2,241
   Purchase of treasury stock......................................................      (11,691)                -               -
   Other..........................................................................       (3,846)           (1,051)         (3,957)
                                                                                      --------------   -------------  --------------
     Net Cash Provided By (Used In) Financing Activities...........................     (125,572)           42,334         (70,374)

Effect of exchange rate changes on cash............................................          (28)              359             (48)
                                                                                      --------------   -------------  --------------

   Increase (Decrease) In Cash and Cash Equivalents................................       30,370            (6,193)         11,164
Cash and Cash Equivalents at Beginning of Year.....................................       15,284            21,477          10,313
                                                                                      --------------   -------------  --------------

Cash and Cash Equivalents at End of Year...........................................   $   45,654       $    15,284    $     21,477
                                                                                      ==============   =============  ==============

See accompanying Notes to Consolidated Financial Statements.

40                         Seagull Energy Corporation

                                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                            (Amounts in Thousands)

                                                                             Foreign        Note
                                              Additional                     Currency     Receivable
                                   Common       Paid-in       Retained      Translation     From        Treasury
                                   Stock        Capital       Earnings      Adjustment      ESOP          Stock          Total
                                 ----------  -------------  -------------  ------------  -----------  -------------  -------------

 January 1, 1995...............   $  6,577    $ 493,578      $  88,582      $  (2,684)    $(5,502)     $ (22,902)     $ 557,649
    Net loss for the period....          -            -         (1,738)             -           -              -         (1,738)
    Exercise of employee
       stock options...........         21        2,220              -              -           -              -          2,241
    Foreign currency
       translation adjustment..          -            -              -          3,073           -              -          3,073
    Repayment of ESOP note.....          -            -              -              -         580              -            580
    Other......................          -          579              -              -           -            237            816
                                 ----------  -------------  -------------  ------------  -----------  -------------  -------------

 December 31, 1995.............      6,598      496,377         86,844            389      (4,922)       (22,665)       562,621
    Net income for the period..          -            -         28,961              -           -              -         28,961
    Retirement of treasury
       stock pursuant to the
       Global Merger...........       (335)     (19,021)             -              -           -         19,356              -
    Exercise of employee
       stock options...........         44        4,357              -              -           -              -          4,401
    Foreign currency
       translation adjustment..          -            -              -           (338)          -              -           (338)
    Repayment of ESOP note ....          -            -              -              -         638              -            638
    Other......................          -        1,405              -              -           -             42          1,447
                                 ----------  -------------  -------------  ------------  -----------  -------------  -------------

 December 31, 1996.............      6,307      483,118        115,805             51      (4,284)        (3,267)       597,730
    Net income for the period..          -            -         49,130              -           -               -        49,130
    Purchase of treasury stock.          -            -              -              -           -        (11,691)       (11,691)
    Exercise of employee
       stock options...........         81        7,341              -              -           -               -         7,422
    Foreign currency
       translation adjustment..          -            -              -            (51)          -               -           (51)
    Repayment of ESOP note ....          -            -              -              -       1,294               -         1,294
    Other......................          -        3,370              -              -           -                         3,370
                                 ----------  -------------  -------------  ------------  -----------  -------------  -------------

 December 31, 1997.............   $  6,388    $ 493,829      $ 164,935      $       -     $(2,990)     $  (14,958)    $ 647,204
                                 ==========  =============  =============  ============  ===========  =============  =============


 See accompanying Notes to Consolidated Financial Statements.

41                         Seagull Energy Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       ORGANIZATION

     Seagull Energy Corporation (the "Company" or "Seagull") is an international oil and gas company engaged in exploration and development activities in the United States, Egypt, Cote d'Ivoire, Indonesia and the Russian Republic of Tatarstan. It also transports, distributes and markets natural gas, liquids products and petrochemicals.

     Merger with Global Natural Resources Inc. -- On October 3, 1996, the shareholders of Seagull and Global Natural Resources Inc. ("Global") approved a merger of a wholly owned subsidiary of Seagull into Global (the "Global Merger"), with each share of Global common stock converted into 0.88 shares of Seagull common stock. The Global Merger was accounted for as a pooling of interests.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General -- The accompanying consolidated financial statements of Seagull have been prepared according to generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. These accounting principles require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made in the 1996 and 1995 financial statements to conform to the presentation used in 1997.

     Consolidation -- The accompanying consolidated financial statements include the accounts of Seagull Energy Corporation and its majority-owned entities. All significant intercompany transactions have been eliminated.

     Regulation -- The Company operates in Alaska through a division of the Company and a wholly owned subsidiary (collectively referred to herein as "ENSTAR Alaska"). ENSTAR Alaska is subject to regulation by the Alaska Public Utilities Commission ("APUC"), which has jurisdiction over, among other things, rates, accounting procedures and standards of service.

     Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories -- Materials and supplies are valued at the lower of average cost or market value (net realizable value).

     Oil And Gas Properties -- The Company uses the successful efforts method of accounting for its oil and gas operations whereby acquisition costs and exploratory drilling costs related to properties with proved reserves and all development costs including development dry holes are capitalized. Under this method, all costs to acquire mineral interest in oil and gas properties, to acquire production sharing contracts with foreign governments, to drill and equip exploratory wells which find proved reserves and to drill and equip development wells are capitalized. Exploratory charges, including

42                         Seagull Energy Corporation
exploratory dry holes, geological and geophysical costs, delay rentals and technical support, are expensed as incurred. Other internal costs related to oil and gas activities are generally expensed as operations and maintenance expense or exploration charges. Unproved leaseholds with significant acquisition costs are assessed periodically, on a property-by-property basis, and a loss is recognized to the extent, if any, that the cost of the property has been impaired. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, are amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Capitalized costs are depleted using the unit-of-production method based upon estimates of proved oil and gas reserves on a depletable unit basis. Estimated costs (net of salvage value) of dismantling and abandoning oil and gas production facilities are computed by the Company's engineers and included when calculating depreciation and depletion using the unit-of-production method. The total estimated future dismantlement and abandonment cost being amortized as of December 31, 1997 was approximately $26 million.

     The Company performs a review for impairment of proved oil and gas properties on a depletable unit basis when circumstances suggest there is a need for such a review. For each depletable unit determined to be impaired, an impairment loss equal to the difference between the carrying value and the fair value of the depletable unit will be recognized. Fair value, on a depletable unit basis, is estimated to be the present value of expected future cash flows computed by applying estimated future oil and gas prices, as determined by management, to estimated future production of oil and gas reserves over the economic lives of the reserves. As a result of the impairment review, the Company recognized a non-cash pre-tax charge against income in 1995 of $46 million related to oil and gas properties. No impairment charges were recorded during 1996 and 1997.

     Interest cost capitalized as property, plant and equipment amounted to approximately $7 million, $3 million and $1 million in 1997, 1996 and 1995, respectively.

     Other Property, Plant And Equipment -- Depreciation of the utility plant, gas gathering pipeline facility, gas processing plant and other property is computed principally using the straight-line method over their estimated useful lives, which vary from 3 to 33 years.

     Utility plant facilities are subject to APUC regulation. When utility facilities are disposed of or otherwise retired, the original cost of the facilities, plus cost of retirement, less salvage value, is charged to accumulated depreciation.

     The Company groups and evaluates other property, plant and equipment for impairment based on the ability to identify separate cash flows generated therefrom. As a result of the impairment review, the Company recognized a pre-tax non-cash charge against income in 1995 of $3 million for impairment of other property, plant and equipment. No impairment charges were recorded during 1996 and 1997.

     Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the property are capitalized.

     Environmental  Liabilities  --  Environmental  expenditures  that relate to
current  or  future   revenues  are  expensed  or  capitalized  as  appropriate.
Expenditures that relate to an existing

43                         Seagull Energy Corporation
condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

     Treasury Stock -- The Company follows the average cost method of accounting for treasury stock transactions.

     Revenue Recognition -- The Company records oil and natural gas revenue following the entitlement method of accounting for production, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as an asset.

     ENSTAR Alaska's operating revenues are based on rates authorized by the APUC which are applied to customers' consumption of natural gas. ENSTAR Alaska records unbilled revenue, including amounts to be billed under a purchased gas adjustment clause, at the end of each accounting period.

     Derivative Financial Instruments -- The Company enters into a variety of commodity derivative financial instruments (futures contracts, price swaps and options) only for non-trading purposes as a hedging strategy to manage commodity prices associated with oil and gas sales and to reduce the impact of price fluctuations. To qualify as hedges, these instruments must highly correlate to anticipated future production such that the Company's exposure to the effects of price changes is reduced. The Company uses the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on commodity derivative financial instruments are generally offset by similar changes in the realized prices of the commodities. Income and costs related to these hedging activities are recognized in oil and gas revenues when the commodities are produced. Income and costs on commodity derivative financial instruments that are closed before the hedged production occurs are also deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivative financial instrument and actual oil and gas prices, income or costs are recognized currently to the extent the financial instrument has not offset changes in actual oil and gas prices. Any realized income and costs that are deferred at the balance sheet date and any margin accounts for futures contracts are included as net current assets. While commodity derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of oil and natural gas, the commodity derivative financial instruments may also limit the Company's gain from increases in those market prices.

     The Company recorded $10 million, $9 million and $0.5 million for 1997, 1996 and 1995, respectively, in costs related to equity hedging activities and $3 million in costs and $0.5 million in income for 1997 and 1996, respectively, related to third-party marketing activities. By the end of the first quarter of 1997, the Company's equity hedging activities had been substantially reduced, leaving primarily the commodity hedges in place as required by the monetary production payment (related to the 1995 sale of the Company's Section 29 tax credit-bearing properties) for approximately 11 MMcf per day through December 1998. The equity hedging costs discussed above include costs related to the monetary production payment hedges of

44                         Seagull Energy Corporation
approximately $3 million and $4 million in 1997 and 1996, respectively. Total equity hedging costs had the effect of reducing average gas prices by $0.06 per Mcfe for both 1997 and 1996 and $0.004 per Mcfe for 1995. At December 31, 1997, the Company had open natural gas futures, swaps and option contracts related to its third-party marketing efforts totaling 6 Bcf and 14 Bcf related to purchases and sales, respectively, for the period from January through December 1998. At December 31, 1997, the fair value related to the Company's commodity hedging activities was $1 million of unrealized costs related to open contracts.

     From time to time, the Company has entered into various financial instruments, such as interest rate swaps and interest rate lock agreements, to manage the impact of changes in interest rates. To qualify as a hedge, these instruments must highly correlate to anticipated future changes in interest rates such that the Company's exposure to the effects of interest rate changes is reduced. The Company uses the hedge or deferral method of accounting for these instruments and, as a result, gains and losses on these financial instruments are generally offset by similar changes in the realized interest rate. The differential interest to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as a component of interest expense. Currently, Seagull has no open interest rate swap or interest rate lock agreements. The Company recorded no costs related to interest rate hedging activities during 1997 and $1.7 million and $0.6 million for 1996 and 1995, respectively.

     Income Taxes -- The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

     Foreign Currency Translation -- The functional currency for the Company's Canadian operations was the applicable local currency. Translation from Canadian dollars to U. S. dollars was performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using primarily a weighted average exchange rate during the period. Adjustments resulting from such translation were included as a separate component of shareholders' equity. Deferred income taxes were not provided on translation adjustments because any unremitted income from Seagull's foreign operations was considered to be permanently invested. The Company's Canadian operations were sold in October 1997 (see Note 4).

     The  U.S.  dollar  is  the  functional   currency  for  all  other  foreign
operations,   as   predominantly   all  transactions  in  those  operations  are
denominated in U.S. dollars.

     Stock-Based Compensation -- The Company accounts for stock-based compensation under the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to the fair market value of Seagull's common stock on the day of grant.

45                         Seagull Energy Corporation

     Earnings Per Share -- Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This statement establishes standards for computing and presenting earnings per share and requires, among other things, dual presentation of basic and diluted earnings per share on the face of the statement of operations. In accordance with SFAS No. 128, earnings per share and weighted average shares outstanding have been restated to conform to this statement for all periods presented.

     The following table provides a reconciliation between basic and diluted earnings (loss) per share (stated in thousands except per share data):


                                                                                          Weighted Average
                                                                                           Common Shares            Per-Share
                                                                 Net Income (Loss)          Outstanding              Amount
                                                                --------------------    ---------------------    ----------------
Year Ended December 31, 1997:
     Basic earnings per share ...........................            $   49,130                  63,022               $ 0.78
     Effect of dilutive stock options....................                     -                     769
                                                                --------------------    ---------------------
     Diluted earnings per share .........................            $   49,130                  63,791               $ 0.77
                                                                ====================    =====================

Year Ended December 31, 1996:
     Basic earnings per share ...........................            $   28,961                  62,584               $ 0.46
     Effect of dilutive stock options....................                     -                     968
                                                                --------------------    ---------------------
     Diluted earnings per share .........................            $   28,961                  63,552               $ 0.46
                                                                ====================    =====================

Year Ended December 31, 1995:
     Basic loss per share ...............................            $   (1,738)                 62,107               $(0.03)
     Effect of dilutive stock options....................                     -                       -
                                                                --------------------    ---------------------
     Diluted loss per share .............................            $   (1,738)                 62,107               $(0.03)
                                                                ====================    =====================



     Options to purchase 1,610,100 and 1,685,500 shares of common stock at $21.13 to $26.38 per share were outstanding during 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. These options, which expire at various dates from 2003 to 2007, remained outstanding at the end of 1997 and 1996. At December 31, 1995, options to purchase 4,501,920 shares of common stock were outstanding but not included in the computation of diluted loss per share because the effect of the assumed exercise of these stock options as of the beginning of the year would have an antidilutive effect on the computation of diluted loss per share. These options had exercise prices ranging from $5.89 to $26.38 and expire at various dates through 2005.

     Concentrations Of Market Risk -- The future results of the oil and gas operations segment will be affected by the market prices of oil and natural gas. The availability of a ready market for natural gas, oil and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas, crude oil and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas, oil and liquid products, the regulatory environment and other

46                         Seagull Energy Corporation
regional and political events, none of which can be predicted with certainty.

     The Company operates in various phases of the oil and natural gas industry with sales to resellers such as pipeline companies and local distribution companies as well as to end-users such as commercial businesses, industrial concerns and residential consumers. The Company's receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been and will continue to be immaterial to the Company's results of operations in the long term. Trade receivables are generally not collateralized; however, the Company analyzes customers' and joint venture partners historical credit positions prior to extending credit. The Company had one customer, the Egyptian national oil company ("EGPC") with 11%, who accounted for more than 10% of total revenues during 1997.

     The Company has a significant portion of its operations in various geographic areas of the world. The Company's activities in these areas are subject to the usual risks associated with international operations, including political and economic uncertainties, risks of cancellation or unilateral modification of agreements, operating restrictions, currency repatriation restrictions, expropriation, export restrictions, the imposition of new taxes and the increase of existing taxes, inflation, foreign exchange fluctuations and other risks arising out of international government sovereignty over areas in which the operations are conducted. The Company has endeavored to protect itself against political and commercial risks inherent in these operations. There is no certainty that the steps taken by the Company will provide adequate protection.

     Concentrations Of Credit Risk -- Derivative financial instruments that hedge the price of oil and natural gas and interest rates are generally executed with major financial or commodities trading institutions which expose the Company to acceptable levels of market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

     Accounting Pronouncements -- In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components in the Company's financial statements. Comprehensive income includes all changes in the Company's equity except investments by and distributions to owners and includes, among other things, foreign currency translation adjustments. In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for reporting information about operating segments in annual

47                         Seagull Energy Corporation
financial statements and requires selected information about operating segments be included in interim reports issued to shareholders. Both of these statements are effective for financial statements for periods beginning after December 15, 1997. As both SFAS Nos. 130 and 131 establish standards for reporting and display, the Company does not expect the adoption of these statements to have a material impact on its financial condition or results of operations.

3.       SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures of cash flow information (stated in thousands) are as follows:

                                                                                          Year Ended December 31,
                                                                        ------------------------------------------------------------
                                                                              1997                   1996                 1995
                                                                        ------------------     -----------------     ---------------
Cash paid during the year for:
    Interest, net of amount capitalized..............................          $34,947              $44,033               $46,804
    Income taxes.....................................................          $25,684              $12,046               $14,074


4.       ACQUISITION AND DISPOSITION OF ASSETS

     Sale of Canadian Oil and Gas Properties -- On October 6, 1997, Seagull sold its Canadian oil and gas subsidiary, Seagull Energy Canada Ltd. ("Seagull Canada"), to Rio Alto Exploration Ltd. Seagull realized approximately $185 million of net sales proceeds and recognized a pre-tax gain of approximately $12 million in the fourth quarter of 1997. The sales proceeds were used to repay existing long-term debt, including all U.S. and Canadian bank debt, and for general corporate purposes.

     The Company's operations in Canada consisted of oil and gas exploration and production activities through interests in fields located in Alberta, Canada with proved reserves of approximately 60 million barrels of oil equivalents at the date of the sale. The Company's Canadian operations contributed approximately $26 million, $34 million and $29 million in revenue and $6 million, $(5) million and $(11) million in income (loss) before taxes for the years ended December 31, 1997, 1996 and 1995, respectively.

     The following table presents the unaudited pro forma results (stated in thousands except per share data) of Seagull as though the disposition of Seagull Canada had occurred on January 1, 1996:

                                                            UNAUDITED PRO FORMA INFORMATION

                                                                                             Year Ended December 31,
                                                                              ------------------------------------------------------
                                                                                      1997                            1996
                                                                              ----------------------         -----------------------
Revenues ...................................................................            $523,411                         $483,395
Net income..................................................................              36,520                           39,168
Basic earnings per share....................................................                0.58                             0.63
Diluted earnings per share..................................................                0.57                             0.62



48                           Seagull Energy Corporation

     The unaudited pro forma information does not purport to be indicative of actual results, if the disposition of Seagull Canada had been in effect for the periods indicated, or of future results.

     Purchase of Egyptian Concessions -- In September 1996, Seagull purchased interests in two Egyptian concessions from units of Exxon Corporation for a net purchase price of approximately $74 million in cash financed through additional borrowings under Seagull's revolving credit facility. The transaction was accounted for as a purchase. The Company acquired a 100% working interest in both the East Zeit oil producing concession in the offshore Gulf of Suez and the South Hurghada exploratory concession located onshore on the coast of the Gulf of Suez approximately 250 miles southeast of Cairo.

     Sale of Pipeline Assets -- In September 1995, the Company and three other sellers completed the sale of their disparate interests in 19 natural gas gathering systems and a gas processing plant (the "Pipeline Assets"). From its share of the proceeds, Seagull realized a one-time, pre-tax gain of approximately $82 million recorded in the third quarter of 1995. For the year ended December 31, 1995, the Pipeline Assets contributed approximately $18 million to the revenues and $6 million to the operating profit of the Oil and Gas Operations segment.

     Sale of Section 29 Properties -- In September 1995, the Company sold certain Internal Revenue Code Section 29 Tax Credit-bearing gas properties (the "Section 29 Properties") to an investment group which includes a Seagull subsidiary and two financial investors. For accounting purposes, the Company has treated the sale as a non-recourse monetary production payment reflected in long-term debt on the balance sheet (see Note 6).


5.       OTHER NONCURRENT ASSETS

Other noncurrent assets (stated in thousands) include the following:

                                                                                                         December 31,
                                                                                              -------------------------------------
                                                                                                   1997                  1996
                                                                                              ----------------      ---------------
Oil, gas and marketing imbalances............................................................   $   27,428            $   24,673
Deferred financing costs.....................................................................       10,437                10,935
Other........................................................................................        5,396                 7,197
                                                                                              ----------------      ---------------
                                                                                                $   43,261            $   42,805
                                                                                              ================      ===============

49                         Seagull Energy Corporation

     Oil, Gas and Marketing Imbalances -- As discussed in Note 2, the Company records oil and gas revenues following the entitlement method of accounting for production. The Company records revenue from gas marketing sales net of the cost of gas and third-party delivery fees, with any resulting imbalances recorded as a current receivable or payable. The Company's oil, gas and marketing imbalance assets and liabilities (stated in thousands) were as follows:

                                                                                       December 31,
                                                     -------------------------------------------------------------------------------
                                                                     1997                                   1996
                                                     ---------------------------------------   -------------------------------------
                                                                                Volume                                   Volume
                                                          Amount                (Bcfe)               Amount              (Bcfe)
                                                      ----------------     ----------------     ----------------     ---------------
Assets:
    Current........................................     $ 13,117                  6.5             $   17,650                9.8
    Noncurrent.....................................       27,428                 16.8                 24,673               15.9
                                                      ----------------     ----------------     ----------------     ---------------
                                                        $ 40,545                 23.3             $   42,323               25.7
                                                      ================     ================     ================     ===============
Liabilities:
    Current........................................    $   8,009                  5.5             $   12,060                6.5
    Noncurrent.....................................       16,405                 10.4                 20,047               13.4
                                                      ----------------     ----------------     ----------------     ---------------
                                                        $ 24,414                 15.9             $   32,107               19.9
                                                      ================     ================     ================     ===============


     Deferred Financing Costs -- Deferred financing costs represent financing costs incurred in connection with the execution of various debt facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt.


6.       DEBT

     Money Market Facilities -- Seagull has money market facilities with two U.S. banks with a combined maximum commitment of $100 million. These facilities bear interest at rates made available by the banks at their discretion (7.5% at December 31, 1996) and may be canceled at either Seagull's or the banks' discretion. At December 31, 1997 and 1996, the total amounts outstanding under the money market facilities of none and $17 million, respectively, were classified as a current liability and included in accounts and notes payable since it was Seagull's intent to repay these amounts within the following year.

Long-term debt (stated in thousands) for 1997 and 1996 was as follows:

                                                                                                        December 31,
                                                                                          -----------------------------------------
                                                                                                1997                    1996
                                                                                          ------------------      -----------------
Revolving credit....................................................................        $         -                   $236,620
1997 Senior notes...................................................................            150,000                          -
1993 Senior notes...................................................................            100,000                    100,000
1993 Senior subordinated notes......................................................            150,000                    150,000
Monetary production payment.........................................................             25,384                     34,378
ENSTAR Alaska:
    Unsecured industrial development bonds..........................................              9,305                     10,230
    Other unsecured notes...........................................................             44,158                     50,460
                                                                                          ------------------      -----------------
                                                                                                478,847                    581,688
Less:  Current maturities...........................................................              7,097                      7,227
       Unamortized debt discount....................................................              2,733                      1,006
                                                                                          ------------------      -----------------
                                                                                            $   469,017                   $573,455
                                                                                          ==================      =================


50                         Seagull Energy Corporation

     Revolving Credit -- The Company has a $500 million revolving credit facility ("Revolving Credit Facility"). During 1997, the Company amended and restated the Revolving Credit Facility to, among other things, change the maturity date to December 31, 2002, reduce stated interest rate margins and remove, or modify, various financial covenants. At December 31, 1997, there were no amounts borrowed under the Revolving Credit Facility and $481 million of the unused commitment was immediately available. The Revolving Credit Facility bears interest, at Seagull's option, at LIBOR or prime rates plus applicable margins, ranging from none to 0.45% or competitive bid rates. Actual interest rates varied from 3.7% to 6.3% at December 31, 1996.

     The Revolving Credit Facility contains certain covenants and restrictive provisions, including limitations on the incurrence of additional debt or liens, the declaration or payment of dividends and the repurchase or redemption of capital stock and the maintenance of certain financial ratios. Under the most restrictive of these provisions, approximately $344 million was available for payment of cash dividends on common stock or to repurchase common stock as of December 31, 1997.

     1997 Senior Notes -- On September 30, 1997, Seagull issued $150 million of senior notes (the "1997 Senior Notes") offered at a public offering price of 99.544% of face value. The 1997 Senior Notes have a coupon of 7.5% paid semiannually and mature September 15, 2027. The 1997 Senior Notes are not redeemable prior to maturity and are not subject to any sinking fund. The net proceeds of approximately $146 million were used to repay existing debt and for general corporate purposes. The 1997 Senior Notes represent unsecured obligations of the Company and rank pari passu with all other unsecured, unsubordinated obligations of the Company. The 1997 Senior Notes contain conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and its subsidiaries and entering into sale and leaseback transactions.

     1993 Senior and Senior Subordinated Notes -- In July 1993, Seagull sold $100 million of senior notes (the "1993 Senior Notes") and $150 million of senior subordinated notes (the "1993 Senior Subordinated Notes") (collectively the "1993 Notes"). The 1993 Senior Notes bear interest at 7 7/8% per annum, are not redeemable prior to maturity or subject to any sinking fund and mature on August 1, 2003. The 1993 Senior Subordinated Notes bear interest at 8 5/8% per annum, are not subject to any sinking fund and mature on August 1, 2005. On or after August 1, 2000, the 1993 Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 102.59% in 2000 to 100.00% in 2003 and thereafter (expressed as a percentage of principal amount), plus accrued interest to the redemption date. The 1993 Notes were issued at par and interest is paid semiannually.

     The 1993 Notes represent unsecured obligations of the Company. The 1993 Senior Notes rank pari passu with senior indebtedness of the Company while the 1993 Senior Subordinated Notes are subordinate in right of payment to all existing and future senior indebtedness of the Company. The 1993 Notes contain conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and by its subsidiaries, the right of

51                         Seagull Energy Corporation
each note holder to have the notes repurchased by the Company at 101% of the principal amount upon a change in control, as well as restrictions on the incurrence of secured debt and entering into sale and leaseback transactions.

     Monetary  Production  Payment -- In  September  1995,  the Company sold the
Section 29 Properties for approximately $46 million in net proceeds. The transaction was recorded as a monetary production payment for accounting purposes. The investors receive the operating cash flow from the properties, less funds required for working capital purposes, and are expected to recoup their investment plus their required after-tax rate of return by 2000. Seagull's pre-tax effective interest rate is currently estimated to be approximately 4%.

     ENSTAR Alaska -- All long-term debt of ENSTAR Alaska is issued by a wholly owned subsidiary of Seagull in the form of senior unsecured notes. These senior unsecured notes bear interest at various fixed rates ranging from 7.75% to 12.8% with principal payments due 1998 through 2009. These senior unsecured notes of the subsidiary provide for restrictions on dividends, additional borrowings and purchases, redemptions or retirements of shares of capital stock, other than in stock of the subsidiary. Under the most restrictive provisions of these financing arrangements, ENSTAR Alaska had approximately $12 million available for the making of restricted investments, restricted stock payments and restricted subordinated debt payments as of December 31, 1997.

     Interest Rate Swap Agreements -- The Company periodically enters into interest rate swap agreements to manage the impact of changes in interest rates. At December 31, 1997, the Company had no outstanding interest rate swaps in place. At December 31, 1996, the Company had outstanding interest rate swaps with a notional amount of $100 million whereby the Company paid a floating interest rate and received a fixed interest rate ranging from 5.43% to 5.635%. These interest rate swaps expired on January 31, 1997 and did not have a material impact on the Company's results of operations or cash flow for 1997.

     Annual Maturities -- At December 31, 1997, the Company's aggregate annual maturities of long-term debt are $7 million, $7 million, $9 million, $9 million and $3 million for the years 1998, 1999, 2000, 2001 and 2002, respectively.


7.       OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities (stated in thousands) include the following:

                                                                                                          December 31,
                                                                                              -------------------------------------
                                                                                                    1997                 1996
                                                                                              -----------------     ---------------
Oil, gas and marketing imbalances (see Note 5)...............................................   $   16,405             $20,047
Refundable customer advances for construction................................................       11,940              11,567
Other........................................................................................       22,823              33,814
                                                                                              -----------------     ---------------
                                                                                                $   51,168             $65,428
                                                                                              =================     ===============

     Refundable Customer Advances for Construction -- Refundable customer advances for construction represent customer deposits received by ENSTAR Alaska for construction of main extensions refundable either wholly or in part over a period not to exceed 10 years.


52                         Seagull Energy Corporation

8.       FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of the Company's financial instruments (stated in thousands) are summarized as follows:

                                                                                   December 31,
                                                ------------------------------------------------------------------------------------
                                                                1997                                        1996
                                                -------------------------------------     ------------------------------------------
                                                    Carrying            Estimated              Carrying               Estimated
                                                     Amount            Fair Value               Amount               Fair Value
                                                -----------------    ----------------     --------------------    ------------------
Assets:
     Cash and cash equivalents.................   $     45,654        $    45,654          $      15,284            $    15,284

Liabilities:
     Refundable customer advances
         and deposits..........................        (14,725)           (11,880)               (14,075)               (11,405)
     Debt......................................       (476,114)          (497,382)              (580,682)              (589,815)
Redeemable bearer shares.......................        (15,691)                NA                (16,059)                    NA
Derivative transactions:
     Payable for interest rate swaps...........              -                  -                      -                   (107)
Commodity hedging instruments:
     In a receivable position..................              -                278                    (42)                   247
     In a payable position.....................           (287)            (1,219)                  (291)               (10,798)

     Cash And Cash Equivalents -- The carrying amount approximates fair value because of the short maturity of these instruments.

     Refundable Customer Advances And Deposits -- The fair value is based on discounted cash flow analyses utilizing a discount rate of 8.5% and 8.25% at December 31, 1997 and 1996, respectively, with monthly payments ratably over the estimated period of deposit or advance refunding.

     Debt -- The fair value of the 1993 Notes, 1997 Senior Notes and ENSTAR Alaska debt is estimated based on quoted market prices for the same or similar issues. The fair value of the monetary production payment is estimated using discounted cash flow analyses utilizing a discount rate of approximately 4% at December 31, 1997 and 1996. The carrying amount of all other debt approximates fair value because these instruments bear interest at rates tied to current market rates.

     Redeemable Bearer Shares -- The fair value is not determinable because reductions in the outstanding balance are on demand only to the extent necessary to redeem bearer shares presented for exchange until July 2008 with any remaining balance reverting to the Company. The Company is not able to determine when the bearer shares will be presented or how many will be presented.

     Interest Rate Swap Agreements -- The fair values are obtained from the financial institutions that are counterparties to the transactions. These values represent the estimated amount the Company would pay or receive to terminate the agreements, taking into consideration

53                         Seagull Energy Corporation
current interest rates and the current creditworthiness of the counterparties. Seagull's interest rate swap agreements were off balance sheet transactions and, accordingly, no respective carrying amounts for these transactions were included in the accompanying consolidated balance sheets as of December 31, 1996.

     Commodity Related Transactions -- The fair value of the company's commodity hedging instruments is the estimated amount the Company would receive or pay to settle the applicable commodity hedging instrument at the reporting date, taking into account the difference between New York Mercantile Exchange ("NYMEX") prices or index prices at year-end and the contract price of the commodity hedging instrument. Certain of the Company's commodity hedging instruments, primarily swaps and options, are off balance sheet transactions and, accordingly, no respective carrying amounts for these instruments were included in the accompanying consolidated balance sheets as of December 31, 1997 and 1996.


9.       REDEEMABLE BEARER SHARES

     In 1983, the Company became the successor issuer to Global Natural Resources PLC, a United Kingdom company, pursuant to the terms of a Scheme of Arrangement (the "Arrangement") under Section 206 of the English Companies Act. The effect of the Arrangement was to move the domicile of the parent company to the United States from the United Kingdom.

     Under the terms of the Arrangement, 24,270,876 common shares of Global were registered in the name of Hambros Trust ("Trust Shares"). The Trust Shares were held for the owners of bearer share warrants issued by Global Natural Resources PLC. The Arrangement provided that Trust Shares not claimed by July 26, 1988 be sold by the Trust and the sale proceeds together with earned interest used to satisfy subsequent claims by the holders of bearer share warrants. Holders of bearer shares were entitled to receive at their election either cash or Global shares on a share-for-share basis until July 1993 and only cash thereafter.

     In August 1993, Global received approximately $19 million, the remaining cash held by the Trust, in the form of an interest-free loan. The loan is repayable on demand only to the extent necessary to redeem bearer share warrants presented for exchange until July 2008. Each bearer share warrant presented during this period will be redeemed for $6.66. As of December 31, 1997 and 1996, there were 2,418,868 and 2,463,008 outstanding bearer share warrants, respectively. The loan is secured by a letter of credit issued under the Revolving Credit Facility. During 1997 and 1996 there were no drawings under the letter of credit. In July 2008, the obligation of the Company to holders of bearer share warrants will cease, the interest-free loan will terminate, and any remaining cash will revert to the Company and be accounted for as an increase in additional paid-in capital.

54                         Seagull Energy Corporation

10.      SHAREHOLDERS' EQUITY

     The following table reflects the activity in shares of the Company's Common Stock and Treasury Stock during the three years ended December 31, 1997:

                                                                             1997                  1996                 1995
                                                                       ------------------    -----------------     ----------------
Common Stock Outstanding:
    Shares at beginning of year......................................      63,073,287            65,983,199           65,767,743
    Exercise of employee stock options...............................         804,155               449,256              215,104
    Executive incentive compensation.................................               -                 3,000                    -
    Retirement of treasury stock pursuant to Global Merger                          -            (3,361,185)                   -
    Other............................................................               -                  (983)                 352
                                                                       ------------------    -----------------     ----------------
    Shares at end of year............................................      63,877,442            63,073,287           65,983,199
                                                                       ==================    =================     ================

Treasury Stock Outstanding:
    Shares at beginning of year......................................         361,314             3,729,823            3,759,425
    Acquisition of treasury stock....................................         500,000                     -                    -
    Issuance of treasury stock to 401(k) plan........................               -                (7,324)             (11,602)
    Executive incentive compensation.................................               -                     -              (18,000)
    Retirement of treasury stock pursuant to Global Merger                          -            (3,361,185)                   -
                                                                       ------------------    -----------------     ---------------
    Shares at end of year............................................         861,314               361,314            3,729,823
                                                                       ==================    =================     ===============


     Preferred Stock -- The Company is authorized to issue 5,000,000 shares of preferred stock, par value $1.00 per share, in one or more series. There were no shares issued or outstanding as of December 31, 1997 and 1996.

     Preferred Share Purchase Rights -- Seagull has a Share Purchase Rights Plan to protect the Company's shareholders from coercive or unfair takeover tactics. Under this Plan, each outstanding share and each share of Common Stock subsequently issued has attached to it one Right, exercisable at $30.75, subject to certain adjustments. In December 1997, the Company amended the Share Purchase Rights Plan whereby, in the event a person or group acquires 10% or more of the outstanding Common Stock, or in the event the Company is acquired in a merger or other business combination or 50% or more of the Company's consolidated assets or earning power is sold, each Right entitles the holder to purchase $30.75 worth of shares of Common Stock of the Company or of the acquiring company, as the case may be, for half of the then-current, per-share market prices. The Rights, under certain circumstances, are redeemable at the option of Seagull's Board of Directors at a price of $0.01 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 10% threshold. If any person or group acquires 10% or more (but less than 50%) of the Company's outstanding common stock, the Board may, at its option, issue common stock in exchange for all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock for each two shares of common stock for which each Right is then exercisable, subject to adjustment. The Rights expire on March 22, 1999.


55                         Seagull Energy Corporation

11.      BENEFIT PLANS

     Stock Option Plans -- The Company currently has various stock option plans. The stock options become exercisable over a three to six year period and all options expire 10 years after the date of grant. At December 31, 1997, approximately 0.8 million shares of Common Stock were available for grant. Information relating to stock options is summarized as follows:


                                          1997                               1996                                1995
                           ---------------------------------- --------------------------------- -----------------------------------
                                           Weighted Average                       Weighted                             Weighted
                                               Exercise                       Average Exercise                     Average Exercise
                                                 Price                              Price                                Price
                              Shares           Per Share          Shares          Per Share          Shares           Per Share
                           -------------- ------------------- ------------- ------------------- --------------  -------------------
Balance outstanding -
  Beginning of year........  4,746,792          $  16.15         4,501,920          $ 14.67         4,065,084            $   14.52
    Granted................    983,200          $  19.13           844,000          $ 21.79           766,640            $   16.08
    Exercised..............   (809,764)         $   9.16          (449,256)         $  9.80          (215,104)           $   10.40
    Forfeited..............   (321,976)         $  21.33          (149,872)         $ 22.36          (114,700)           $   25.59
                           -------------- ------------------- ------------- ------------------- --------------  -------------------
Balance outstanding -
  End of year..............  4,598,252          $  17.63         4,746,792          $ 16.15         4,501,920            $   14.67
                           ============== =================== ============= =================== ==============  ===================
Options exercisable -
  End of year..............  2,355,972          $  14.97         2,417,492          $ 11.19         2,265,809            $   10.02
                           ============== =================== ============= =================== ==============  ===================

     The weighted average fair value of stock options granted during 1997, 1996 and 1995 was $9.28, $10.77 and $8.36 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model. The model assumed expected volatility of 44%, 43% and 41%, weighted average risk-free interest rates of 6.3%, 6.5% and 6.1%, for grants in 1997, 1996 and 1995, respectively, and an expected life of three years after the vesting term. As Seagull has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of Seagull Common Stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

Information relating to stock options outstanding at December 31, 1997 is summarized as follows:

                                        Options Outstanding                                         Options Exercisable
                   -------------------- --------------------- ---------------------   ----------------------------------------------
                                                                      Weighted
                   Number Outstanding      Weighted Average           Average                                         Weighted
    Range of         at December 31,          Remaining            Exercise Price       Number Exercisable        Average Exercise
 Exercise Prices          1997             Contractual Life          Per Share         at December 31, 1997       Price Per Share
                   --------------------   -------------------     -----------------   ---------------------    ---------------------
$ 5.89 - $ 9.45              961,084           2 years                 $ 8.05                   921,660                $ 7.99
$ 9.46 - $18.00            1,114,768           5 years                 $14.54                   680,512                $13.19
$18.01 - $21.49              924,300           9 years                 $18.84                    26,400                $19.13
$21.50 - $25.50            1,120,100           8 years                 $24.21                   400,200                $24.49
$25.51 - $26.38              478,000           5 years                 $26.38                   327,200                $26.38
                   --------------------   -------------------     -----------------   ---------------------    ---------------------
$  5.89 - $26.38           4,598,252           6 years                 $17.63                 2,355,972                $14.97
                   ====================   ===================     =================   =====================    =====================

56                         Seagull Energy Corporation

     The majority of Seagull's options must be granted at the fair market value of Seagull's Common Stock on the New York Stock Exchange on the date of grant. The remaining stock options may have an exercise price not less than 50% of the fair market value of Seagull's Common Stock on the date of grant. All outstanding options, other than 44,000 granted by Global in 1993, were issued at the fair market value of Seagull's Common Stock. Accordingly as discussed in
Note 2 for the years ending December 31, 1997, 1996 and 1995, no compensation expense relating to these options is recognized in the Company's results of operations. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards made after December 31, 1994 under those plans, the Company's net income (loss) and earnings (loss) per share would have been restated to the pro forma amounts (stated in thousands except per-share data) indicated below:

                                                                                   Year Ended December 31,
                                                        ----------------------------------------------------------------------------
                                                                1997                        1996                       1995
                                                        --------------------       ---------------------      ----------------------
Net income (loss)                  As reported.........          $49,130                    $28,961                  $(1,738)
                                   Pro forma...........           44,641                     26,429                   (2,443)

Earnings (loss) per share:
     Basic                         As reported.........             0.78                       0.46                    (0.03)
                                   Pro forma...........             0.71                       0.42                    (0.04)

     Diluted                       As reported.........             0.77                       0.46                    (0.03)
                                   Pro forma...........             0.70                       0.42                    (0.04)


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

     Profit Sharing Plans -- ENSTAR Alaska has trusteed profit sharing plans for salaried employees and union employees. Annual contributions for each plan are determined by the Company's Board of Directors pursuant to formulae which contain minimum contribution requirements. Profit sharing expense was approximately $0.3 million, $0.4 million and $0.3 million for 1997, 1996 and 1995, respectively, and is included in operations and maintenance expenses.

     Thrift Plans -- The Company has various thrift plans which are qualified employee savings plans in accordance with the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended. Company contributions to these plans (collectively, the "Thrift Plans") were approximately $2 million for each of the years 1997, 1996 and 1995. The Thrift Plans' costs are included in operations and maintenance expenses and general and administrative expenses.

     One of the Thrift Plans, the Employees 401(k) Savings Plan ("ESP"), was a defined contribu-

57                         Seagull Energy Corporation
tion plan which covered substantially all of Global's U.S. employees. Employees' contributions were matched by the Company with treasury shares of common stock. The Company recorded expense of approximately $0.1 million in both of the years 1996 and 1995 relating to its contributions of 7,324 and 11,602 shares, respectively, of common stock to the ESP. Subsequent to December 31, 1996, contributions to the ESP were suspended and those employees eligible to contribute to the ESP prior to the Global Merger were eligible to contribute to the Seagull Thrift Plan.

     Defined Benefit Plans -- The Company has an unfunded retirement plan which provides for supplemental benefits to certain officers and key employees. As of December 31, 1997, only one person was designated to participate in such plan. Total expenses of the plan were approximately $0.2 million for each of the years 1997, 1996 and 1995. The retirement plan's costs are included in general and administrative expenses.

     ENSTAR Alaska has two defined benefit retirement plans which cover salaried, clerical and operating employees. Determination of benefits for the salaried employees is based upon a combination of years of service and final monthly compensation. Benefits for operating employees are based solely on years of service. ENSTAR Alaska's policy is to fund the minimum contributions required by applicable regulations. The net pension costs are included in operations and maintenance expenses.

     Global sponsored a defined benefit pension plan which covered substantially all of Global's U.S. employees. The plan provided benefits based on the employee's years of service and compensation during the years immediately preceding retirement. Global made annual contributions to the plan to comply with the minimum funding provisions of the Employee Retirement Income Security Act. The plan investments consisted primarily of common equities and fixed income securities. During 1997, the Company terminated this defined benefit pension plan and participants were paid the present value of their accrued benefits. Termination of this plan did not have a material effect on Seagull's financial position or results of operations.

58                         Seagull Energy Corporation

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


                                                                                                        December 31,
                                                                                           ---------------------------------------
                                                                                                 1997                  1996
                                                                                           -----------------      ----------------
Actuarial present value of benefit obligations:
    Vested benefit obligation...........................................................    $   (11,896)            $  (16,242)
                                                                                           =================      ================
    Accumulated benefit obligation......................................................    $   (11,955)            $  (16,278)
                                                                                           =================      ================
Projected benefit obligation for services rendered to date..............................    $   (13,623)            $  (17,740)
Plan assets at fair value, primarily listed stocks and
    corporate and U. S. bonds...........................................................         13,859                 15,520
                                                                                           -----------------      ----------------
Plan  assets  at  fair  value  in  excess  of  (less  than)  projected   benefit
obligation.........
                                                                                                    236                 (2,220)
Unrecognized prior service cost.........................................................             80                     91
Unrecognized net (gain) loss............................................................         (1,045)                   753
Unrecognized net obligation arising out of the initial application of
    SFAS No. 87, amortized over 15 years to 18 years ...................................            309                    394
                                                                                           -----------------      ----------------
Accrued pension cost....................................................................    $      (420)            $     (982)
                                                                                           =================      ================
Net pension cost includes the following components:
    Service cost-benefits earned during the period......................................    $       479             $    1,025
    Interest cost on projected benefit obligation.......................................            901                  1,212
    Actual return on plan assets .......................................................         (3,320)                (2,605)
    Net amortization and deferral.......................................................          2,578                  1,835
                                                                                           -----------------      ----------------
Net periodic pension cost...............................................................    $       638             $    1,467
                                                                                           =================      ================
Assumptions:
    Discount rate.......................................................................              7%                     7%
    Rate of increase in future compensation.............................................              3%                     2%
    Expected long-term rate of return on plan assets....................................              8%                     8%


     Employee Stock Ownership Plan -- On November 15, 1989, the Company formed the Seagull Employee Stock Ownership Plan (the "ESOP") for the benefit of the non-Alaskan employees of the Company. The ESOP borrowed from the Company $8 million at an interest rate of 10 percent per annum to be repaid in twelve equal annual installments of principal and interest. The ESOP used the borrowed funds and the 1989 contributions from the Company to purchase 948,150 shares of Common Stock at $8.438 per share from Seagull's treasury. The purchase price was based upon the closing price of the Common Stock on the New York Stock Exchange on the date the ESOP was formed.

     The promissory note has been and will be funded entirely by contributions from Seagull. Such contributions, included in operations and

59                         Seagull Energy Corporation
maintenance expenses and administrative expenses, were approximately $1.3 million in 1997 and $0.6 million in both 1996 and 1995.

     Postretirement Medical Plan -- ENSTAR Alaska has a postretirement medical plan which covers all of its salaried employees. Determination of benefits is based upon a combination of the retiree's age and years of service at retirement. The Company accrues for such benefits during the years the plan participants render service. Expenses related to the postretirement medical plan of $0.2 million, $0.3 million and $0.2 million in 1997, 1996 and 1995, respectively, are included in operations and maintenance expenses.


12.      INCOME TAXES

     The income (loss) before income taxes and the components of income tax expense (benefit) (stated in thousands) for each of the years ended December 31, 1997, 1996 and 1995 were as follows:

                                                                            1997                  1996                   1995
                                                                      -----------------     ------------------    ------------------
Income (loss) before income taxes:
   Domestic.........................................................     $    43,530           $   38,200             $     6,841
   Foreign..........................................................          42,670               16,656                  (5,797)
                                                                      -----------------     ------------------    ------------------
                                                                        $     86,200           $   54,856             $     1,044
                                                                      =================     ==================    ==================
Current income tax expense (benefit):
    Federal.........................................................     $     3,503           $     (643)            $     6,236
    Foreign.........................................................          22,899               17,737                   9,376
    State...........................................................           1,250                  100                   3,462
                                                                      -----------------     ------------------   -------------------
       Total current................................................          27,652               17,194                  19,074
                                                                      -----------------     ------------------   -------------------
Deferred income tax expense (benefit):
    Federal.........................................................           5,787                7,605                 (13,570)
    Foreign.........................................................           3,893                  815                  (1,935)
    State...........................................................            (262)                 281                    (787)
                                                                      -----------------     ------------------   -------------------
       Total deferred...............................................           9,418                8,701                 (16,292)
                                                                      -----------------     ------------------    ------------------
Income tax expense..................................................     $    37,070           $   25,895             $     2,782
                                                                      =================     ==================    ==================

     In addition to the income tax expense detailed above, the Company had income tax benefits, related to the tax effect of compensation expense, of $3 million, $1 million and $0.4 million for each of the years ended December 31, 1997, 1996 and 1995, respectively, which were recorded in paid-in capital. Seagull also had current income tax receivables of $2 million and $1 million at December 31, 1997 and 1996, respectively.

60                         Seagull Energy Corporation

     The provision for income taxes (stated in thousands) for each of the years ended December 31, 1997, 1996 and 1995 was different than the amount computed using the federal statutory rate (35%) for the following reasons:

                                                                                   1997               1996                1995
                                                                              ----------------   ----------------    ---------------
Amount computed using the statutory rate..................................      $   30,170          $   19,200          $      365
Increase (reduction) in taxes resulting from:
   Utilization of Internal Revenue Code Section 29 credits................             (81)               (171)             (3,096)
   State income taxes, net of federal income tax benefits.................             642                 248               1,739
   Taxation of foreign operations, net of
     federal income tax benefits..........................................           6,209              13,613               8,494
   Decrease in deferred tax asset valuation allowance.....................               -              (8,430)             (6,194)
   Adjustments to beginning-of-the-year tax bases
     per the 1995 tax returns and effects of IRS exam.....................               -                   -
                                                                                                                            (1,385)
   Other..................................................................             130               1,435               2,859
                                                                              ----------------   ----------------    ---------------
Income tax expense........................................................      $   37,070          $   25,895          $    2,782
                                                                              ================   ================    ===============


     The net decrease in the valuation allowance for the year ended December 31, 1996 of approximately $8 million included $6 million related to the utilization in 1996 of net operating losses. The remaining change for 1996 and the change for 1995 are related to management's belief that, due to events occurring in the year of change, it is more likely than not such deferred tax assets, for which a valuation allowance had previously been established, will be realized.

     The significant components of deferred income tax expense (benefit) (stated in thousands) attributable to income from continuing operations for the years ended December 31, 1997, 1996 and 1995 were as follows:


                                                                                    1997               1996                1995
                                                                               ---------------    ----------------    --------------
Deferred tax expense (benefit) (exclusive of the effects of other
     components listed below)................................................    $    9,418        $   17,131          $   (10,098)
Decrease in deferred tax asset valuation allowance...........................             -            (8,430)              (6,194)
                                                                               ---------------    ----------------    --------------
                                                                                 $    9,418        $    8,701          $   (16,292)
                                                                               ===============    ================    ==============

61                         Seagull Energy Corporation

     The tax effects of temporary differences (stated in thousands) that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1997, 1996 and 1995 were as follows:


                                                                                         1997              1996            1995
                                                                                   ----------------  ---------------  --------------
Deferred tax liabilities:
    Property, plant and equipment, due to
      differences in depreciation, depletion and amortization...................      $   49,815      $   66,242         $ 50,783
    Other.......................................................................             456             583              197
                                                                                   ----------------  ---------------  --------------
Deferred tax liabilities........................................................          50,271          66,825           50,980
                                                                                   ----------------  ---------------  --------------
Deferred tax assets:
    Minimum tax credit carryforwards............................................         (16,352)        (15,972)         (18,950)
    Investment tax credit carryforwards (expiring in 1999 and 2000).............          (1,462)         (1,851)          (1,682)
    Net operating loss carryforwards............................................               -          (1,727)          (7,129)
    Capital loss carryback......................................................          (2,847)              -                -
    Deferred compensation/retirement related
      items accrued for financial reporting purposes............................          (5,390)         (5,464)          (4,349)
    Contingent considerations...................................................          (4,897)         (5,018)            (651)
    Notes receivable............................................................          (5,262)         (6,209)          (5,333)
    Other.......................................................................          (4,364)         (3,636)          (3,178)
                                                                                   ----------------  ---------------  --------------
Deferred tax assets.............................................................         (40,574)        (39,877)         (41,272)
Less - valuation allowance......................................................               -               -            8,430
                                                                                   ----------------  ---------------  --------------
Net deferred tax assets.........................................................         (40,574)        (39,877)         (32,842)
Less - reclassification to current deferred.....................................           4,429           4,073            5,239
                                                                                   ----------------  ---------------  --------------
Non-current deferred tax assets.................................................         (36,145)        (35,804)           (27,603)
                                                                                   ----------------  ---------------  --------------
Net non-current deferred tax liabilities........................................      $   14,126      $   31,021           $ 23,377
                                                                                   ================  ===============  ==============

62                         Seagull Energy Corporation

13.      BUSINESS SEGMENTS

     Information on the Company's operations by business segment (stated in thousands) is summarized as follows:

                                                                                        Year ended December 31,
                                                                   -----------------------------------------------------------------
                                                                          1997                   1996                    1995
                                                                   -------------------    -------------------     ------------------
Revenues:
    Oil and gas operations.....................................     $      453,648         $      419,595           $     308,510
    Alaska transmission and distribution.......................             95,719                 97,616                  97,770
                                                                   -------------------    -------------------     ------------------
                                                                    $      549,367         $      517,211           $     406,280
                                                                   ===================    ===================     ==================
Operating Profit (Loss):
    Oil and gas operations(*)..................................     $      106,983         $       97,192           $     (35,867)
    Alaska transmission and distribution.......................             22,588                 25,781                  22,896
    Corporate..................................................            (19,095)               (19,530)                (23,798)
                                                                   -------------------    -------------------     ------------------
                                                                    $      110,476         $      103,443           $     (36,769)
                                                                   ===================    ===================     ==================
Depreciation, Depletion And Amortization:
    Oil and gas operations(*)..................................     $      160,197         $      145,382           $     188,455
    Alaska transmission and distribution.......................              8,368                  8,190                   8,042
    Corporate..................................................              2,951                  2,097                   2,030
                                                                   -------------------    -------------------     ------------------
                                                                    $      171,516         $      155,669           $     198,527
                                                                   ===================    ===================     ==================
Identifiable Assets:
    Oil and gas operations.....................................     $    1,161,108         $    1,267,481           $   1,118,216
    Alaska transmission and distribution.......................            184,422                189,867                 189,081
    Corporate..................................................             65,536                 57,715                  51,828
                                                                   -------------------    -------------------     ------------------
                                                                    $    1,411,066         $    1,515,063           $   1,359,125
                                                                   ===================    ===================     ==================
Capital Expenditures:
   Oil and gas operations:
     Leasehold.................................................     $       23,141         $       12,986           $      18,000
     Exploration...............................................             95,681                 77,774                  46,575
     Development...............................................            137,806                108,763                  69,260
                                                                   -------------------    -------------------     ------------------
                                                                           256,628                199,523                 133,835
     Other oil and gas operations..............................                885                    228                     441
                                                                   -------------------    -------------------     ------------------
         Total oil and gas operations..........................            257,513                199,751                 134,276
   Alaska transmission and distribution........................              9,607                  9,287                   7,611
   Corporate...................................................              8,488                  4,424                   2,214
                                                                   -------------------    -------------------     ------------------
                                                                    $      275,608         $      213,462           $     144,101
                                                                   ===================    ===================     ==================

Acquisitions, Net of Cash Acquired:
    Acquisitions of oil and gas properties.....................     $       17,665         $       90,867           $           -
    Acquisitions of other assets and liabilities...............                  -                 13,553                       -
                                                                   -------------------    -------------------     ------------------
                                                                    $       17,665         $      104,420           $           -
                                                                   ===================    ===================     ==================

     (*) Includes $49 million relating to the impairment of long-lived assets for the year ended December 31, 1995.


63                         Seagull Energy Corporation

Identifiable assets (stated in thousands) by geographic area are summarized as follows:


                                                                                             Year ended December 31,
                                                                         -----------------------------------------------------------
                                                                                1997                  1996                 1995
                                                                         ----------------      ----------------      ---------------
United States........................................................        $1,157,186            $1,138,619            $1,074,787
Canada...............................................................                 -               200,352               211,040
Egypt................................................................           190,321               119,680                11,003
Cote d'Ivoire........................................................            35,519                28,854                33,167
Tatarstan............................................................            25,051                21,152                21,120
Indonesia............................................................             2,956                 3,487                 4,237
Other(*).............................................................                33                 2,919                 3,771
                                                                         ----------------      ----------------      ---------------
                                                                             $1,411,066            $1,515,063            $1,359,125
                                                                         ================      ================      ===============

(*)  Other includes Argentina, Malaysia, Turkey and the United Kingdom.


14.      COMMITMENTS AND CONTINGENCIES

     Lease Commitments -- The Company leases certain office space and equipment under operating lease arrangements which contain renewal options and escalation clauses. Future minimum rental payments under these leases range between $2 million and $3 million in each of the years 1998-2002, and total $7 million for all subsequent years. Total rental expense under operating leases was approximately $3 million for each of the three years ended December 31, 1997.

     Royalty Litigation -- Increasingly, royalty owners under oil and gas leases are challenging valuation methodology and post-production deductions used by producers. These cases have arisen because oil and gas producers such as Seagull have begun to provide services that had previously been provided by the interstate gas pipelines prior to the "unbundling" of gas services. For example, in 1996, Seagull was sued in Anne K. Barnaby, et al. v. Seagull Mid-South Inc. This case is pending in state court of Latimer County, Oklahoma. In this case, the plaintiffs seek additional royalties based upon the alleged deduction by Seagull of post-production costs, such as those related to transportation, compression, dehydration and treating. In addition, the plaintiffs have questioned the sales price used by Seagull as a basis for calculating royalties to the extent that sales were made to Seagull's gas marketing subsidiary. While Seagull intends to vigorously defend this case, the Company cannot predict the outcome of these matters.

     NorAm Litigation -- Seagull also was sued in NorAm Gas Transmission Co., et al. v. Seagull Mid-South Inc. (the "NorAm Litigation"). The case relates to Seagull's termination of a 1956 gas contract which provided for the sale of gas by Seagull from certain wells in the Aetna Field in Arkansas for approximately $0.16 per Mcf. NorAm Gas Transmission Co. ("NorAm") and Arkansas Western Gas Company ("AWG") have sought a declaratory judgment that the gas contract remains in effect with respect to these wells or, in the alternative, money damages. Since the termination by Seagull of the gas contract, Seagull has been selling the gas in question on the spot market. Seagull believes that it had reasonable grounds for terminating the gas contract. NorAm and AWG have also sought a declaratory judgment to the effect that certain additional wells in the Aetna Field (including any new wells) would be subject to the $0.16 per Mcf price (the "Additional Well Claim"). If NorAm and AWG were successful with the

65                         Seagull Energy Corporation

Additional Well Claim, Seagull's operations in the Aetna Field would be materially affected in an adverse manner. By mid - 1997, the plaintiffs had alleged losses in these matters of approximately $90 million plus attorney's fees.

     In November 1997, the Company , NorAm and AWG signed a Settlement Proposal that ultimately could lead to a final settlement and resolution of the NorAm Litigation discussed above. The Settlement Proposal calls for Seagull to make a cash payment to deliver gas under a five-year gas sales contract. As a result of this Settlement Proposal, the Company recorded in the fourth quarter of 1997 a one-time pre-tax charge of approximately $4.5 million, included in general and administrative expenses.

     Gulf Coast Vacuum Site -- In 1993, the Environmental Protection Agency ("EPA") notified the Company that a subsidiary was a potentially responsible party ("PRP") at the Gulf Coast Vacuum Services Superfund Site (the "GCV Site") in Vermilion Parish, Louisiana. Based upon the Company's investigation of this claim, the Company believes that the basis for its alleged liability is a series of transactions between the Company's subsidiary and the operator of the GCV Site that occurred during 1979 and 1980. While the EPA's cleanup cost estimate of the GCV Site is in the range of $17 million, the Company believes that its liability is unlikely to be material to its financial condition, results of operations or cash flows because of the large number of PRPs at the GCV Site and the relative amount of contamination, if any, that may have been caused at the GCV Site by the disposal of wastes by the Company during 1979 and 1980.

     Comstock Mill Site -- On February 21, 1996, the United States Department of Interior Bureau of Land Management ("BLM") sent a letter to Houston Oil & Minerals Corporation ("HO&M"), a wholly owned subsidiary of Seagull, requesting HO&M to prepare and submit a plan for sampling and analyzing groundwater at a former mining operation located near Virginia City, Nevada (the "Comstock Mill Site"). The basis for the BLM's request was the alleged operation of the Comstock Mill Site by HO&M between 1978 and 1982. Pursuant to an indemnity provision in the stock purchase agreement by which Seagull acquired HO&M in 1988 (the "HO&M Purchase Agreement"), Seagull tendered the BLM's letter to Tenneco Inc. ("Tenneco") with a demand for indemnity and notified the BLM that Tenneco would respond to the BLM letter on behalf of HO&M. The BLM has also indicated that Tenneco and HO&M might be required to address cyanide contamination of groundwater at the Comstock Mill Site by separate action of the Nevada Division of Environmental Protection. Seagull believes that any liability associated with the Comstock Mill Site is the responsibility of Tenneco or its successors in liability pursuant to the HO&M Purchase Agreement.

     Other -- The Company is a party to other ongoing litigation in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on its financial condition, results of operations and cash flows, if any, will not be material.

65                         Seagull Energy Corporation

15.  SUPPLEMENTAL OIL AND GAS INFORMATION (Unaudited)

Capitalized Costs Relating to Oil and Gas Producing Activities (amounts in thousands)

                                      United                               Cote
                                      States     Canada (*)     Egypt    d'Ivoire  Tatarstan   Indonesia   Other      Total
                                    ----------   ----------    --------  --------  ---------   ---------   -----   ----------

At December 31, 1997:
   Proved  . . . . . . . . . . . .  $1,421,004   $       -     $174,702  $ 45,343  $ 22,500    $   3,962   $    -  $1,667,511
   Unproved. . . . . . . . . . . .      52,449           -       22,101       664          -           -        -      75,214
                                    ----------   ----------    --------  --------  ---------   ---------   ------  ----------
                                     1,473,453           -      196,803    46,007     22,500       3,962        -   1,742,725

   Accumulated depreciation,
    depletion and amortization         732,627           -       28,769    15,835      8,810       3,042        -     789,083
                                    ----------   ----------    --------  --------  ---------   ---------   ------  ----------
                                    $  740,826   $       -     $168,034  $ 30,172  $  13,690   $     920   $    -     953,642
                                    ==========   ==========    ========  ========  =========   =========   ======  ==========

At December 31, 1996:
   Proved . . . . . . . . . . . .   $1,312,448     239,323       98,407  $ 32,648  $  17,056   $   3,962   $    -  $1,703,844
   Unproved . . . . . . . . . . .       33,959       2,525        5,584       664          -           -    4,208      46,940
                                    ----------   ---------     --------  --------  ---------   ---------   ------  ----------
                                     1,346,407     241,848      103,991    33,312     17,056       3,962    4,208   1,750,784

   Accumulated depreciation,
    depletion and amortization         620,602      49,561        7,442     6,245      4,979       2,911    1,441     693,181
                                    ----------   ---------     --------  --------  ---------   ---------   ------  ----------
                                     $ 725,805    $192,287     $ 96,549  $ 27,067  $  12,077   $   1,051   $2,767  $1,057,603
                                    ==========   =========     ========  ========  =========   =========   ======  ==========

(*)  All of the Company's  Canadian oil and gas operations  were sold in October
     1997.

Costs Incurred in Oil and Gas Property Acquisition,  Exploration and Development
Activities (amounts in thousands)

                                      United                               Cote
                                      States     Canada (*)     Egypt    d'Ivoire   Tatarstan   Indonesia   Other      Total
                                   ----------   ----------    --------  --------   ---------   ---------   -----   ----------

Year ended December 31, 1997:
Acquisition costs:
   Proved. . . . . . . . . . . . . $    7,382     $      54     $ 4,542   $     -   $       -   $       -   $    -  $   11,978
   Unproved. . . . . . . . . . . .     21,886           595       6,285        53           -           -        9      28,828
Exploration costs. . . . . . . . .     51,058         2,999      38,086     3,357         181           -        -      95,681
Development costs. . . . . . . . .     68,059         9,749      43,900    10,801       5,297           -        -     137,806
                                   ----------     ---------     -------  --------   ---------   ---------   ------  ----------
                                   $  148,385     $  13,397     $92,813   $14,211   $   5,478   $       -   $    9  $  274,293
                                   ==========     =========     =======  ========   =========   =========   ======  ==========
Year ended December 31, 1996:
Acquisition costs:
   Proved. . . . . . . . . . . . . $   29,102     $   1,000     $56,051   $     -   $       -   $       -   $   -   $   86,153
   Unproved. . . . . . . . . . . .     10,371           862       5,584       782           -           -      101      17,700
Exploration costs. . . . . . . . .     64,066         3,332       6,934     2,823           -           -      619      77,774
Development costs. . . . . . . . .     65,309        10,992      25,176     3,255       4,031           -        -     108,763
                                   ----------     ---------     -------   -------   ---------   ---------   ------  ----------
                                   $  168,848     $  16,186     $93,745   $ 6,860   $   4,031   $       -   $  720  $  290,390
                                   ==========     =========     =======  ========   =========   =========   ======  ==========

Year ended December 31, 1995:
Acquisition costs:
   Proved. . . . . . . . . . . . . $    3,193     $     553     $     -   $     -   $       -   $       -   $    -  $    3,746
   Unproved. . . . . . . . . . . .     13,036           873          13       126           -           -      206      14,254
Exploration costs. . . . . . . . .     38,762           764       3,412       (29)        312           -    3,354      46,575
Development costs. . . . . . . . .     39,669         2,507       4,792    18,359       3,933           -        -      69,260
                                   ----------     ---------     -------   -------   ---------   ---------   ------  ----------
                                   $   94,660     $   4,697     $ 8,217   $18,456   $   4,245   $       -   $3,560  $  133,835
                                   ==========     =========     =======  ========   =========   =========   ======  ==========

(*)  All of the Company's  Canadian oil and gas operations  were sold in October
     1997.


66                         Seagull Energy Corporation


Results of Operations for Oil and Gas Producing Activities (amounts in thousands) (1)

                                      United                               Cote
                                      States     Canada (*)     Egypt    d'Ivoire   Tatarstan   Indonesia    Other      Total
                                   ----------   ----------    --------   --------   ---------   ---------   -------   ----------
Year Ended December 31, 1997:
Revenues . . . . . . . . . . . . .  $ 290,337    $  25,956    $ 61,772   $ 15,995   $  21,558   $  13,551   $   150   $  429,319
Operating expense (3). . . . . . .     75,692        8,541      11,701      3,864      13,994           -     1,921      115,713
Exploration charges. . . . . . . .     31,259        2,193       2,553      3,218         (48)          -     2,910       42,085
DD&A (4) . . . . . . . . . . . . .    116,257        7,595      21,615      9,641       3,093         131       273      158,605
Income tax expense (5) . . . . . .     23,495        4,156      11,763      2,474         811       7,589         -       50,288
                                    ---------    ---------    --------   --------   ---------   ---------   -------   ----------
Results of activities. . . . . . .  $  43,634    $   3,471    $ 14,140   $ (3,202)  $   3,708   $   5,831   $(4,954)  $   62,628
                                    ==========   =========    ========   ========   =========   =========   =======   ==========
Year Ended December 31, 1996:
Revenues . . . . . . . . . . . . .  $ 282,508    $  34,006    $ 28,126   $ 12,798   $  15,626   $  15,892   $    58   $  389,014
Operating expense (3). . . . . . .     68,409       13,889       5,806      2,673      11,364           -        17      102,158
Exploration charges. . . . . . . .     36,098        4,295       2,725      5,401        (133)          -     2,386       50,772
DD&A (4) . . . . . . . . . . . . .    110,989       17,114       7,416      4,151       2,830         131       878      143,509
Income tax expense (5) . . . . . .     23,047        1,375       5,579      2,158         541       8,899         -       41,599
                                    ---------    ---------    --------   --------   ---------   ---------   -------   ----------
Results of activities. . . . . . .  $  43,965    $  (2,667)   $  6,600   $ (1,585)  $   1,024   $  6,862    $(3,223)  $   50,976
                                    ==========   =========    ========   ========   =========   =========   =======   ==========

Year Ended December 31, 1995:
Revenues . . . . . . . . . . . . .  $ 205,706    $  28,849    $    442   $  4,377   $  16,037   $  12,418   $     7   $  267,836
Operating expense (3). . . . . . .     61,784       12,934          56      1,400       8,872           -       (21)      85,025
Exploration charges. . . . . . . .     26,156        2,866       2,086        471         367           -     8,277       40,223
DD&A (4) . . . . . . . . . . . . .    113,430       18,046         136      2,106       2,111         131       536      136,496
Impairment of oil and gas
   properties. . . . . . . . . . .     46,122            -           -          -           -           -         -       46,122
Income tax expense (benefit)(5).      (20,776)      (2,233)          -        832       1,066       6,953         -      (14,158)
                                    ---------    ---------   ---------  ---------   ---------   ---------   -------   ----------
Results of activities. . . . . . .  $ (21,010)   $  (2,764)  $ (1,836)  $    (432)  $   3,621   $   5,334   $(8,785)  $  (25,872)
                                    ==========   =========   =========  =========   =========   =========   =======   ==========

(1) Excludes revenues and expenses associated with pipeline and marketing activities, interest expense and general corporate expenses. Revenues and expenses associated with pipeline and marketing activities are directly related to Oil and Gas Operations with regard to segment reporting as defined in SFAS No. 14, Financial Reporting for Segments of a Business Enterprise, but are not part of Disclosures about Oil and Gas Producing Activities as defined by SFAS No. 69.

(2) All of the Company's Canadian oil and gas operations were sold in October 1997.

(3) Operating expense represents cost incurred to operate and maintain wells and related equipment and facilities. These costs include, among other things, repairs and maintenance, labor, materials, supplies, property taxes, insurance, severance taxes, transportation costs and all overhead expenses directly related to oil and gas producing activities.

(4)  DD&A represents depreciation, depletion and amortization.

(5) Income tax expense (benefit) is calculated by applying the statutory tax rate to operating profit then adjusting for any applicable permanent tax differences or tax credits or allowances.

67                         Seagull Energy Corporation

 Reserve Quantity Information - Thousand Equivalent Barrels of Proved Reserves (MBOE)

                                     United                                      Cote                      Indonesia
                                     States       Canada (2)       Egypt       d'Ivoire      Tatarstan     and Other       Total
                                    -----------   ------------  ------------  ------------  ------------  ------------   -----------
 January 1, 1997 . . . . . . . . . .  155,847          42,682         25,965      5,132        16,338        11,993        257,957
   Revisions of previous estimates .   (1,744)          8,896          3,752        978        (3,155)           18          8,745
   Extensions and discoveries. . . .   14,150          11,105          7,796        219         4,784             -         38,054
   Purchases of reserves in place. .    1,157               -          1,171          -             -             -          2,328
   Sales of reserves in place. . . .     (666)        (60,189)             -          -             -             -        (60,855)
   Production. . . . . . . . . . . .  (20,195)         (2,494)        (3,383)      (978)       (1,512)         (717)       (29,279)
                                    -----------   ------------  ------------  ------------  ------------  ------------   -----------
December 31, 1997 (1). . . . . . . .  148,549               -         35,301      5,351        16,455        11,294        216,950
                                    ===========   ============  ============  ============  ============  ============   ===========

 January 1, 1996 . . . . . . . . . .  153,794          45,816          8,151      6,521        15,570        13,300        243,152
   Revisions of previous estimates .    4,021          (2,713)           386       (900)          651          (518)           927
   Extensions and discoveries. . . .   12,769           5,261          1,798        263         1,234             -         21,325
   Purchases of reserves in place. .    6,217             288         16,935          -             -             -         23,440
   Sales of reserves in place. . . .      (20)         (2,075)             -          -             -             -         (2,095)
   Production. . . . . . . . . . . .  (20,934)         (3,895)        (1,305)      (752)       (1,117)         (789)       (28,792)
                                    -----------   ------------  ------------  ------------  ------------  ------------   -----------
December 31, 1996 (1). . . . . . . .  155,847          42,682         25,965      5,132        16,338        11,993        257,957
                                    ===========   ============  ============  ============  ============  ============   ===========

 January 1, 1995 . . . . . . . . . .  158,848          48,714          3,520      5,282        13,157        14,397        243,918
   Revisions of previous estimates .    3,515             363          4,656        118         1,497          (396)         9,753
   Extensions and discoveries  . . .   11,242           1,054              -      1,416         1,978             -         15,690
   Purchases of reserves in place. .    1,254             323              -          -             -             -          1,577
   Sales of reserves in place. . . .     (748)           (563)             -          -             -             -         (1,311)
   Production  . . . . . . . . . . .  (20,317)         (4,075)           (25)      (295)       (1,062)         (701)       (26,475)
                                    -----------   ------------  ------------  ------------  ------------  ------------   -----------
December 31, 1995 (1). . . . . . . .  153,794          45,816          8,151      6,521        15,570        13,300        243,152
                                    ===========   ============  ============  ============  ============  ============   ===========

 Proved developed reserves (MBOE):
   December 31, 1997 . . . . . . . .  126,439               -         20,706      4,004        10,919        11,294        173,362
   December 31, 1996 . . . . . . . .  127,871          37,150         14,502      3,092        10,806         9,528        202,949
   December 31, 1995 . . . . . . . .  122,918          40,787            265      3,623         9,176        10,652        187,421

(1) At December 31, 1997, 1996 and 1995, approximately 12,963 MBOE, 14,072 MBOE and 14,733 MBOE, respectively, were dedicated to the monetary production payment.

(2) All of the Company's Canadian oil and gas operations were sold in October 1997.

     The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in economic conditions.
 68                          Seagull Energy Corporation




                                      United                                     Cote                       Indonesia
                                      States       Canada (3)       Egypt      d'Ivoire      Tatarstan      and Other      Total
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
Reserve Quantity Information -  Proved Oil Reserves (Mbbl)
January 1, 1997 . . . . . . . . . .   19,885          3,725        25,724         1,525        16,338          1,125        68,322
  Revisions of previous estimates .     (487)         2,137         3,708           263        (3,155)             5         2,471
  Extension and discoveries . . . .      754            969         7,783            27         4,784              -        14,317
  Purchases of reserves in place. .      204              -         1,171             -             -              -         1,375
  Sales of reserves in place. . . .      (52)        (6,588)            -             -             -              -        (6,640)
  Production. . . . . . . . . . . .   (1,763)          (243)       (3,383)         (603)       (1,512)           (56)       (7,560)
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
December 31, 1997 (1) . . . . . . .   18,541              -        35,003         1,212        16,455          1,074        72,285
                                   =============  ============  ============  ============  ============   ============ ============

January 1, 1996 . . . . . . . . . .   20,163          3,667         7,918         3,010        15,570          1,153        51,481
  Revisions of previous estimates .     (800)           (47)          384        (1,038)          651             23          (827)
  Extension and discoveries . . . .    1,656            916         1,792            64         1,234              -         5,662
  Purchases of reserves in place. .      429             21        16,935             -             -              -        17,385
  Sales of reserves in place. . . .       (2)          (471)            -             -             -              -          (473)
  Production  . . . . . . . . . . .   (1,561)          (361)       (1,305)         (511)       (1,117)           (51)       (4,906)
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
December 31, 1996 (1) . . . . . . .   19,885          3,725        25,724         1,525        16,338          1,125        68,322
                                   =============  ============  ============  ============  ============   ============ ============

January 1, 1995 . . . . . . . . . .   15,481          4,051         3,520         2,210        13,157          1,066        39,485
  Revisions of previous estimates .    4,000           (164)        4,423            72         1,497            132         9,960
  Extension and discoveries . . . .    1,382            258             -           989         1,978              -         4,607
  Purchases of reserves in place. .      781             74             -             -             -              -           855
  Sales of reserves in place. . . .      (78)          (153)            -             -             -              -          (231)
  Production. . . . . . . . . . . .   (1,403)          (399)          (25)         (261)       (1,062)           (45)       (3,195)
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
December 31, 1995 (1) . . . . . . .   20,163          3,667         7,918         3,010        15,570          1,153        51,481
                                   =============  ============  ============  ============  ============   ============ ============

Reserve Quantity Information -  Proved Gas Reserves (Mmcf)
January 1, 1997 . . . . . . . . . .  815,781        233,744         1,447        21,644             -          65,217    1,137,833
  Revisions of previous estimates .   (7,548)        40,558           256         4,287             -              72       37,625
  Extension and discoveries . . . .   80,372         60,817            83         1,149             -               -      142,421
  Purchases of reserves in place. .    5,717             -              -             -             -               -        5,717
  Sales of reserves in place. . . .   (3,681)      (321,609)            -             -             -               -     (325,290)
  Production. . . . . . . . . . . . (110,595)       (13,510)            -        (2,245)            -          (3,965     (130,315)
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
December 31, 1997 (2) . . . . . . .  780,046              -         1,786        24,835             -          61,324      867,991
                                   =============  ============  ============  ============  ============   ============ ============

January 1, 1996 . . . . . . . . . .  801,797        252,892         1,399        21,066             -          72,892    1,150,046
  Revisions of previous estimates .   28,925        (15,994)           13           828             -          (3,246)      10,526
  Extension and discoveries . . . .   66,678         26,071            35         1,195             -               -       93,979
  Purchases of reserves in place. .   34,729          1,603             -             -             -               -       36,332
  Sales of reserves in place. . . .     (110)        (9,625)            -             -             -               -       (9,735)
  Production. . . . . . . . . . . . (116,238)       (21,203)            -        (1,445)            -          (4,429)    (143,315)
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
December 31, 1996 (2) . . . . . . .  815,781        233,744         1,447        21,644             -          65,217    1,137,833
                                   =============  ============  ============  ============  ============   ============ ============

January 1, 1995 . . . . . . . . . .  860,209        267,980             -        18,432             -          79,990    1,226,611
  Revisions of previous estimates .   (2,908)         3,159         1,399           278             -          (3,165)      (1,237)
  Extension and discoveries . . . .   59,157          4,773             -             -             -               -       63,930
  Purchases of reserves in place. .    2,840          1,494             -         2,559             -               -        6,893
  Sales of reserves in place. . . .   (4,019)        (2,457)            -             -             -               -       (6,476)
  Production. . . . . . . . . . . . (113,482)       (22,057)            -          (203)            -          (3,933)    (139,675)
                                   -------------  ------------  ------------  ------------  ------------   ------------ ------------
December 31, 1995 (2) . . . . . . .  801,797        252,892         1,399        21,066             -          72,892    1,150,046
                                   =============  ============  ============  ============  ============   ============ ============

(1) At December 31, 1997, 1996 and 1995, includes approximately 2,079 Mbbl, 2,248 Mbbl and 2,281 Mbbl, respectively, of oil dedicated to the monetary production payment.
(2) At December 31, 1997, 1996 and 1995, includes approximately 65,306 MMcf, 70,914 MMcf and 74,713 MMcf, respectively, of gas dedicated to the monetary production payment.
(3) All of the Company's Canadian oil and gas operations were sold in October 1997.


69                            Seagul Energy Corporation



Reserve Quantity Information -  Proved Developed Reserves

                                      United                                     Cote                       Indonesia
                                      States      Canada (*)       Egypt       d'Ivoire      Tatarstan      and Other       Total
                                   -------------  ------------  ------------  ------------  ------------   ------------  -----------
Proved developed oil reserves (Mbbl):
   December 31, 1997 . . . . . . .     14,406             -       20,452           866         10,919         1,074        47,717
   December 31, 1996 . . . . . . .     12,855         2,913       14,336         1,035         10,806           936        42,881
   December 31, 1995 . . . . . . .     11,205         3,196          265         1,720          9,176         1,022        26,584

Proved developed gas reserves (MMcf):
   December 31, 1997 . . . . . . .    672,195             -        1,522        18,826              -        61,324       753,867
   December 31, 1996 . . . . . . .    690,095       205,422          993        12,344              -        51,554       960,408
   December 31, 1995 . . . . . . .    670,277       225,544            -        11,415              -        57,777       965,013


(*) All of the Company's Canadian oil and gas operations were sold in October 1997.


     The Company's standardized measure of discounted future net cash flows as of December 31, 1997 and 1996 and changes therein for each of the years 1997, 1996 and 1995 are provided based on the present value of future net revenues from proved oil and gas reserves estimated by independent petroleum engineers in accordance with guidelines established by the Securities and Exchange
Commission. These estimates were computed by applying appropriate year-end prices for oil and gas to estimated future production of proved oil and gas reserves over the economic lives of the reserves and assuming continuation of existing operating conditions. Year-end 1997 calculations were made using prices of $15.41 per Bbl and $2.42 per Mcf for oil and gas, respectively. The Company's average realized prices for the year ended December 31, 1997 were $17.34 per Bbl and $2.29 per Mcf for oil and gas, respectively. Seagull's average prices for the month ended January 31, 1998 were $14.47 per Bbl and $2.21 per Mcf for oil and gas, respectively. Because the disclosure requirements are standardized, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The following estimates should not be viewed as an estimate of fair market value. Income taxes are computed by applying the statutory income tax rate in the jurisdiction to the net cash inflows relating to proved oil and gas reserves less the tax bases of the properties involved and giving effect to appropriate net operating loss carryforwards, tax credits and allowances relating to such properties.

70                          Seagull Energy Corporation

Standardized Measure of Discounted Future Net Cash Flows (amounts in thousands)

                                         United                                   Cote                       Indonesia
                                         States       Canada (*)      Egypt      d'Ivoire     Tatarstan      and Other      Total
                                     --------------  -----------  ------------  -----------  -------------  ------------  ----------
December 31, 1997:
   Future cash inflows . . . . . . .  $2,174,296      $       -    $ 576,178    $  67,976     $ 227,401     $ 169,394    $3,215,245
   Future development costs. . . . .    (140,603)             -     (122,066)      (6,661)      (33,395)            -      (302,725)
   Future production costs . . . . .    (552,878)             -     (156,970)     (19,048)     (103,453)      (40,248)     (872,597)
                                     --------------  -----------  ------------  -----------  -------------  ------------  ----------
   Future net cash flows before
      income taxes . . . . . . . . .   1,480,815              -      297,142       42,267        90,553       129,146     2,039,923
   10% annual discount . . . . . . .    (606,449)             -      (93,567)     (11,239)      (42,846)      (66,459)     (820,560)
                                     --------------  -----------  ------------  -----------  -------------  ------------  ----------
   Discounted future net cash flows
      before income taxes. . . . . .     874,366              -      203,575       31,028        47,707        62,687     1,219,363
   Discounted income taxes . . . . .    (165,620)             -      (70,935)      (8,028)      (12,664)      (29,673)     (286,920)
                                     --------------  -----------  ------------  -----------  -------------  ------------  ----------
   Standardized measure of dis-
     counted future net cash flows .  $  708,746      $       -    $ 132,640    $  23,000     $  35,043     $  33,014    $  932,443
                                     ==============  ===========  ============  ===========  =============  ============  ==========


December 31, 1996:
   Future cash inflows . . . . . . .  $3,489,097      $ 481,159    $ 604,613    $  80,526     $ 266,304     $ 229,497    $5,151,196
   Future development costs. . . . .    (169,240)       (20,487)    (115,639)     (15,529)      (30,896)            -      (351,791)
   Future production costs . . . . .    (712,881)      (129,313)    (122,697)     (17,700)     (121,137)      (41,640)   (1,145,368)
                                     --------------  -----------  ------------  -----------  -------------  -----------  -----------
   Future net cash flows before
      income taxes . . . . . . . . .   2,606,976        331,359      366,277       47,297       114,271       187,857     3,654,037
   10% annual discount . . . . . . .  (1,086,947)      (153,161)    (114,772)     (11,121)      (54,171)      (95,995)   (1,516,167)
                                     --------------  -----------  ------------  -----------  -------------  -----------  -----------
   Discounted future net cash flows
      before income taxes. . . . . .   1,520,029        178,198      251,505       36,176        60,100        91,862     2,137,870
   Discounted income taxes . . . . .    (383,032)       (63,079)     (75,306)      (5,072)      (18,236)      (48,623)     (593,348)
                                     --------------  -----------  ------------  -----------  -------------  -----------  -----------
   Standardized measure of dis-
     counted future net cash flows .  $1,136,997      $ 115,119    $ 176,199    $  31,104     $  41,864     $  43,239    $1,544,522
                                     ==============  ===========  ============  ===========  =============  ===========  ===========

(*) All of the Company's Canadian oil and gas operations were sold in October 1997.

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows (amounts in thousands)

                                                                                               Year Ended December 31,
                                                                                ----------------------------------------------------
                                                                                      1997              1996              1995
                                                                                ---------------   ---------------    ---------------
Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,544,522         $  861,351        $  728,303
   Revisions of previous quantity estimates less related costs . . . . . . . . .      58,132              3,825            54,287
   Extensions and discoveries less related costs . . . . . . . . . . . . . . . .     196,358            209,860           163,131
   Purchases of reserves in place. . . . . . . . . . . . . . . . . . . . . . . .      12,082            219,510            11,967
   Sales of reserves in place. . . . . . . . . . . . . . . . . . . . . . . . . .    (212,125)            (6,593)           (5,238)
   Net changes in future prices and production costs . . . . . . . . . . . . . .    (811,501)           785,928           166,325
   Development costs incurred during the period  . . . . . . . . . . . . . . . .     137,806            108,763            69,260
   Sales of oil and gas produced, net of production costs. . . . . . . . . . . .    (313,606)          (299,702)         (196,123)
   Accretion of discount . . . . . . . . . . . . . . . . . . . . . . . . . . . .     213,787            110,396            86,151
   Net changes in income taxes . . . . . . . . . . . . . . . . . . . . . . . . .     306,428           (350,738)         (105,655)
   Changes in production, timing and other . . . . . . . . . . . . . . . . . . .    (199,440)           (98,078)         (111,057)
                                                                                ---------------    ---------------   ---------------
                                                                                    (612,079)           683,171           133,048
                                                                                ---------------    ---------------   ---------------
End of Year. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  932,443         $1,544,522         $ 861,351
                                                                                ===============    ===============   ===============


71                           Seagull Energy Corporation