Form 10-K, Exhibit 13
period 1999-12-31
OCEAN ENERGY INC /TX/
filed 2000-03-28
CIK 320321

Ocean Energy, Inc.
           Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


     The following discussion is intended to assist in understanding the Company's financial position, results of operations and cash flows for each of the periods indicated.

     On March 30, 1999, Ocean Energy, Inc. merged with and into Seagull Energy Corporation (the "Seagull Merger"). The resulting company was renamed Ocean Energy, Inc. The merger was treated for accounting purposes as an acquisition of Seagull by Ocean in a purchase business transaction. As such, the financial results presented here are those of Ocean Energy, Inc. on a stand-alone basis for the first quarter of 1999 and of the combined company for the remainder of 1999, compared to Ocean's results for 1998 and 1997 on a stand-alone basis ("Old Ocean").

     The  Company's  accompanying   Consolidated  Financial  Statements  contain
detailed information that should be referred to in conjunction with the following discussion.

                              Results Of Operations
                             (Amounts in Thousands)

                                                                           Year Ended
                                                                          December 31,
                                                        --------------------------------------------------
                                                            1999               1998              1997
                                                        --------------    ---------------    -------------
Oil and gas operations:
   Revenues:
     Natural gas.................................        $  323,345       $   221,973        $   214,100
     Oil and NGLs................................           412,173           300,177            335,094
                                                        --------------    ---------------    -------------
                                                            735,518           522,150            549,194
                                                        --------------    ---------------    -------------

   Operating expenses............................           216,981           185,076            139,349
   Depreciation, depletion and amortization......           309,699           288,164            243,640
   Impairment of oil and gas properties..........            46,403           539,915                  -
                                                        --------------    ---------------    -------------
    Operating profit (loss)......................           162,435          (491,005)           166,205
Corporate........................................           (29,689)          (24,950)           (20,046)
                                                        --------------    ---------------    -------------
   Total operating profit (loss).................        $  132,746        $ (515,955)        $  146,159
                                                        ==============    ===============    =============

      With the Seagull Merger, the Company gained new operations in Egypt, Russia and Indonesia and expanded its operations in the U.S. and Cote d'Ivoire. These expanded operations combined with the recovery of world crude oil and natural gas prices experienced during 1999 resulted in a $213 million increase in revenues. During this period, the Company initiated various cost cutting measures that reduced operating expenses per unit of production by $0.26 per BOE to $4.12 per BOE. As discussed below, the Company recorded impairments of oil and gas properties in the amount of $46 million during 1999. These impairments related primarily to the sale of the Canadian subsidiary and to the discontinuance of certain international operations. During 1998 the Company recognized total noncash impairments in the amount of $540 million pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties. The Company had no such impairments in 1999 and 1997. These factors combined to improve total operating profit by $649 million for the year ended December 31, 1999 as compared to 1998.

      For the year ended December 31, 1999, the Company had net income excluding special items of $50 million or $0.33 per basic share, compared to a loss excluding special items of $40 million or $0.39 per basic share in 1998. Including the effect of the various special items, net loss available to common shareholders in 1999 was $47 million or $0.31 per basic share, compared to a loss of $407 million or $4.04 per basic share in 1998.

     The following is a reconciliation of income (loss) (excluding special items) to net loss to common shareholders:

                                                                   Year Ended December 31,
                                                         --------------------------------------------
                                                                1999                    1998
                                                         --------------------    --------------------
                                                         --------------------    --------------------
Income (Loss) (Excluding Special Items)..........          $      49,850         $         (39,700)

Effect of Special Items, Net of Income Tax:
   Impairment of Oil and Gas Properties..........                (43,168)                 (334,747)
   Merger Expenses...............................                (31,498)                  (32,886)
   Extraordinary Loss............................                (23,413)                        -
   Income from Discontinued Operations...........                  1,127                         -
                                                         --------------------    --------------------
                                                                 (96,952)                 (367,633)
                                                         --------------------    --------------------
Net Loss to Common Shareholders..................          $     (47,102)        $        (407,333)
                                                         ====================    ====================

      In addition, during 1999 the Company embarked on a program to reduce its high debt levels and reduce all-in costs. To those ends, Ocean completed over $700 million in asset sales, most notably the sales of the Arkoma assets for $231 million and ENSTAR for $287 million, and reduced all-in costs from $13.27 per BOE for 1998 to $12.57 per BOE for 1999.

      For the year ended December 31, 1998, the Company reported a net operating loss of $516 million compared to net operating profit of $146 million for 1997. Due to the significant deterioration of commodity prices which occurred during 1998 the Company experienced a 35% decline in realized crude oil prices and an 18% decline in natural gas prices before hedging activities. The impact of lower commodity prices was partially offset by a 25% increase in production over 1997 volumes. The operating loss for 1998 also included the effects of noncash impairments totaling $540 million.

                             Oil and Gas Operations

     Revenues - Ocean operates in highly competitive markets where energy prices fluctuate significantly. As oil and gas prices fluctuate, so too do the Company's revenues, results of operations and cash flows. Oil prices declined steadily through out 1997, 1998 and the first quarter of 1999, with oil prices reaching multi-year lows in some markets. Natural gas prices, despite temporary increases, also decreased over this time frame. Beginning in the second quarter of 1999, oil and natural gas prices have increased dramatically.

            Energy Prices
         "GRAPHICS OMITTED"

                 NYMEX      NYMEX
               Oil Prices  Gas Prices
       Jan 97    25.18       4.25
       Feb 97    22.17       2.87
       Mar 97    20.97       1.88
       Apr 97    19.73       1.90
       May 97    20.87       2.10
       Jun 97    19.22       2.33
       Jul 97    19.66       2.22
       Aug 97    19.95       2.16
       Sep 97    19.78       2.51
       Oct 97    21.28       3.22
       Nov 97    20.22       3.51
       Dec 97    18.32       2.68
       Jan 98    16.73       2.27
       Feb 98    16.08       2.04
       Mar 98    15.04       2.23
       Apr 98    15.46       2.33
       May 98    14.93       2.29
       Jun 98    13.67       2.07
       Jul 98    14.09       2.35
       Aug 98    13.38       1.95
       Sep 98    14.97       1.75
       Oct 98    14.42       2.13
       Nov 98    13.04       2.13
       Dec 98    11.31       2.14
       Jan 99    12.49       1.81
       Feb 99    12.02       1.75
       Mar 99    14.68       1.69
       Apr 99    17.30       1.85
       May 99    17.77       2.33
       Jun 99    17.92       2.20
       Jul 99    20.10       2.27
       Aug 99    21.28       2.57
       Sep 99    23.79       2.96
       Oct 99    22.67       2.61
       Nov 99    24.77       3.04
       Dec 99    26.09       2.17

     Natural gas revenues increased $101 million, or 45%, to $323 million for the year ended December 31, 1999, from $222 million for the year ended December 31, 1998. This increase is primarily due to production from properties acquired in the Seagull Merger and to higher average gas prices realized during the period. The average realized price for natural gas before hedging activities increased 10% to $2.08 per Mcf for 1999 as compared to $1.89 for 1998. Daily natural gas production for 1999 was 422.5 MMcf, an increase of 31% over 1998 volumes due primarily to the acquisition of producing properties in the Seagull Merger, partially offset by the sale of the Canadian subsidiary.

     In the low oil price environment of early 1999, the Company entered into collars with floors of $12.00 and $15.00 per barrel and ceilings of $15.00, $18.85 and $19.00 per barrel on a portion of the Company's oil production through the remainder of 1999. With rapidly escalating oil prices, the Company's derivative contracts decreased oil and gas revenues by $52 million for the year ended 1999. For the years ended December 31, 1998 and 1997, oil and gas revenues were increased (decreased) by $25 million and $(1) million, respectively, as a result of derivative contracts. Weighted average oil prices including hedging activities were $15.27, $13.21 and $18.54, respectively, for the years ended December 31, 1999, 1998, and 1997. Weighted average natural gas prices including hedging activities were $2.10, $1.89 and $2.28, respectively, for the years ended December 31, 1999, 1998, and 1997.

     Natural gas revenues increased $8 million, or 4%, to $222 million for 1998 from $214 million for 1997, the result of increased worldwide production more than offsetting the decline in prices received for gas. Daily natural gas production for 1998 was 321.4 MMcf, an increase of 25% over 1997 volumes due primarily to increased production in the Gulf of Mexico, Cote d'Ivoire and Canada and the impact of acquisitions, partially offset by property sales and natural production declines in North America. The average realized price for natural gas before hedging activities decreased 18% to $1.89 per Mcf for 1998 as compared to $2.30 for 1997.

     Oil revenues increased $112 million, or 37%, to $412 million for the year ended December 31, 1999, from $300 million for 1998. This increase is the result of production from properties acquired in the Seagull Merger and an increase in the average realized oil price during 1999. The average realized price for oil before hedging activities increased 43% to $17.32 for 1999 compared to $12.13 for 1998. Daily oil production increased 19% to 73,933 Bbl in 1999 as compared to 62,269 Bbl for 1998.

     Oil revenues decreased $35 million, or 10%, to $300 million for 1998 from $335 million for 1997, as a result of the decline in the average realized price received partially offset by an increase in worldwide oil production. Daily oil production increased 26% to 62,269 MBbls for 1998 as compared to 1997 due primarily to increased oil production in the Gulf of Mexico and

Equatorial   Guinea.  The  average  sales  price  for  oil  before  hedging activities decreased 35% to $12.13 for 1998 compared to $18.54 for 1997.


                               Operating Data (1)
                                                                  Year Ended December 31,
                                                  -------------------------------------------------------
                                                        1999              1998                1997
                                                  ----------------  -----------------   -----------------
Net Daily Natural Gas Production (MMcf):
   Domestic ...................................           375.9              272.2              222.3
   Canada (Sold in April 1999).................            10.5               27.8               20.9
   Cote d'Ivoire ..............................            30.3               21.4               13.6
   Egypt.......................................             0.7                -                  -
   Indonesia ..................................             5.1                -                  -
                                                  ----------------  -----------------   -----------------
   Total.......................................           422.5              321.4              256.8
                                                  ================  =================   =================

Average Natural Gas Prices ($ per Mcf):
   Domestic....................................      $     2.11         $     1.96        $      2.41
   Canada (Sold in April 1999).................      $     1.54         $     1.37        $      1.40
   Cote d'Ivoire ..............................      $     1.68         $     1.64        $      1.81
   Egypt.......................................      $     3.66         $     -           $         -
   Indonesia ..................................      $     2.37         $     -           $         -
   Weighted Average............................      $     2.08         $     1.89        $      2.30
Average Natural Gas Prices Including Hedging
   Activities ($ per Mcf)......................      $     2.10         $     1.89        $      2.28

Net Daily Oil and NGL Production (Bbl):
   Domestic ...................................          37,076             40,165             33,312
   Canada (Sold in April 1999).................             351              1,234              1,203
   Cote d'Ivoire ..............................           4,835              2,960              2,814
   Equatorial Guinea...........................          20,062             17,910             12,200
   Egypt ......................................           8,217                  -                  -
   Russia......................................           3,319                  -                  -
   Indonesia...................................              73                  -                  -
                                                  ----------------  -----------------   -----------------
   Total.......................................          73,933             62,269             49,529
                                                  ================  =================   =================

Average Oil and NGL Prices ($ per Bbl) :
   Domestic ...................................     $    16.94         $     12.46        $     18.88
   Canada (Sold in April 1999).................     $    11.27         $     11.78        $     17.97
   Cote d'Ivoire ..............................     $    18.24         $     12.56        $     18.35
   Equatorial Guinea...........................     $    17.91         $     11.35        $     17.71
   Egypt.......................................     $    19.32         $         -        $         -
   Russia......................................     $    12.34         $         -        $         -
   Indonesia...................................     $    16.14         $         -        $         -
   Weighted Average............................     $    17.32         $     12.13        $     18.54
Average Oil and NGL Prices Including
   Hedging Activities ($ per Bbl)..............     $    15.27         $     13.21        $     18.54

(1) The Company's Egyptian, Russian and Indonesian operations, and a portion of its domestic and Cote d'Ivoirian operations were acquired as a result of the Seagull Merger on March 30, 1999.

     Operating Expenses - Operating expenses per BOE decreased 6% to $4.12 per BOE for the year ended December 31, 1999, compared to $4.38 per BOE in 1998. Total operating expenses increased $32 million, or 17%, to $217 million for the year ended December 31, 1999 from $185 million for 1998. This increase primarily resulted from a 25% increase in production volumes which was the result of the acquisition of additional producing properties in the Seagull Merger, as well as from increased production from existing properties.

     Total operating expenses increased $46 million, or 33%, to $185 million for 1998 from $139 million for 1997. This increase primarily results from a 25% increase in production volumes and from the timing of workover and maintenance activities and the impact of property acquisitions. Operating expenses increased $0.24 per BOE, or 6%, to $4.38 per BOE for 1998, from $4.14 per BOE for 1997. This unit increase is primarily the result of the timing of certain workover and maintenance activities.

     Depreciation, Depletion and Amortization Expense - Depreciation, depletion and amortization (DD&A) expense per BOE related to oil and gas operations decreased $0.94, or 14%, to $5.88 per BOE for the year ended December 31, 1999, from $6.82 per BOE for 1998. This variance is primarily attributable to the effect of the non-cash impairments of oil and gas properties recognized by the Company in 1998. Total DD&A for oil and gas operations increased 8% to $310 million for the year ended December 31, 1999 compared to $288 million for 1998 primarily due to the increase in production.

     DD&A expense related to oil and gas operations increased $44 million, or 18%, to $288 million for 1998, from $244 million for 1997. This variance is primarily attributable to the Company's 25% increase in production and to related current and future capital costs from the 1997 and 1998 Gulf of Mexico and international drilling programs and acquisitions. Oil and gas DD&A decreased $0.41 per BOE, or 6%, to $6.82 per BOE for 1998, from $7.23 per BOE for 1997 because of an increase in proved reserves resulting from such programs and acquisitions.

     Impairment of Oil and Gas Properties - During 1999, the Company recorded impairments of oil and gas properties of $46 million. These impairments related primarily to the sale of the Canadian subsidiary and to the discontinuance of operations in Bangladesh and other international locations. During 1998, the Company recognized impairments of oil and gas properties in the amount of $540 million pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties.
The 1998 impairments were the result of the precipitous decline in world crude oil prices experienced during the second and fourth quarters of 1998.
The Company had no such ceiling limitations in 1999 or 1997.

     Outlook - At year-end 1999, the Company was producing approximately 397 Mmcf per day of natural gas and 74 Mbbl per day of crude oil worldwide. The Company has targeted a 10% increase in production for 2000 based on the low point for 1999 and all-in costs of $12.00 per BOE. These estimates assume closure of the Company's East Bay sale at the end of the first quarter 2000. No other material acquisition or divestiture activities are expected at this time. While oil prices have been at or near multi-year highs in recent months, there can be no assurance that current price levels will continue. Oil and gas prices have fluctuated significantly in recent years in response to numerous economic, political and environmental factors, and the Company expects that commodity prices will continue to fluctuate significantly in the future. Changes in commodity prices could significantly affect the Company's expected operating results. In addition to directly affecting revenues, price changes can affect expected production because production estimates necessarily assume that oil and gas can profitably be produced at the assumed pricing levels. In addition to the above assumptions, the Company is assuming that demand, curtailment, producibility and general market conditions for the Company's oil and gas for 2000 will be substantially similar to those of 1999.

                                    Corporate

     Corporate expenditures are comprised of general and administrative expenses and DD&A expense for non-oil and gas assets.

     General and Administrative Expenses - General and administrative expenses increased $3 million or 16% to $22 million for the year ended December 31, 1999 compared to $19 million for 1998. This increase is due to the Seagull Merger offset by a decline in general and administrative expense as cost savings related to personnel reduction, office consolidations and reduced combined expenses for professional fees and other expense items were realized.

     General and administrative expenses increased $4 million, or 27%, to $19 million for 1998 from $15 million for 1997. This increase is primarily due to costs of increased corporate staffing associated with both an increase in drilling activities during 1998 and the Company's property acquisitions in 1997.

     DD&A expense for non-oil and gas assets was approximately $8 million, $6 million and $5 million for the years 1999, 1998 and 1997, respectively.

                                      Other

     Interest Expense - Interest expense increased $43 million, or 68%, to $106 million for the year ended December 31, 1999 from $63 million in 1998. This increase is primarily the result of the higher capital spending program in place throughout 1998 and an increase in debt levels in 1999 resulting from the assumption of debt in the Seagull Merger. However, the repayment of existing long-term debt and the repurchase of outstanding public debt during the fourth quarter of 1999 will serve to reduce interest expense for the year 2000 from the 1999 level.

     Interest expense increased $14 million, or 29%, to $63 million for 1998, from $49 million for 1997. This increase is primarily the result of an increase in debt levels during 1998 resulting from the capital spending program for 1998 and lower than expected cash flows due to the deterioration in product prices, offset by an increase in capitalized interest on significant projects in process.

     Merger Expense - Merger expenses of $50 million associated with the Merger between Ocean and Seagull have been recorded for the year ended December 31, 1999. These costs consisted primarily of Old Ocean's severance costs ($30 million), the write-off of certain costs relating to Old Ocean's information technology system ($14 million) and compensation expense related to the vesting of Old Ocean's restricted stock ($6 million). Merger expenses of $39 million associated with the March 1998 merger between Old Ocean and UMC were recorded in the first quarter of 1998.

     Income Tax Benefit - An income tax benefit of $0.1 million was recognized for the year ended December 31, 1999, compared to a benefit of $210 million for the year ended December 31, 1998. The decrease in income tax benefit is primarily the result of three factors: (i) significant improvement in operating results; (ii) changes in the nature of deferred tax assets and liabilities due to the Seagull Merger and subsequent asset sales; and (iii) the relative significance of international operating results and taxes to the Company's total results of operations.

     An income tax benefit of $210 million was recognized for 1998, compared to a provision of $41 million for 1997. The deferred tax benefit for 1998 was impacted by the noncash impairment of oil and gas properties and the tax treatment of certain merger costs, a portion of which was not deductible for tax purposes.

                          Unaudited Pro Forma Condensed
                      Combined Financial and Operating Data

     The following table sets forth summary unaudited pro forma condensed combined financial and operating data which are presented to give effect to the Seagull Merger, the repurchase of outstanding debt, and the sales of ENSTAR, the Canadian subsidiary and the Gulf of Mexico and Arkoma oil and gas assets as if each event had occurred as of January 1, 1998. Accordingly, Seagull Merger expense, the extraordinary loss on repurchase of debt, and the results of operations of the disposed assets, including the impairment of Canadian assets, are excluded from net income. The information does not purport to be indicative of actual results, if any of these transactions had been in effect for the periods indicated, or of future results. The information was prepared based on the following assumptions:

- The Seagull Merger, the sales of ENSTAR, the Canadian subsidiary and the Gulf of Mexico and Arkoma oil and gas assets, and the repurchase of the outstanding debt are assumed to have occurred as of January 1, 1998;

- certain costs that Seagull had expensed under the successful efforts method of accounting are capitalized under the full cost method of accounting;

- depreciation, depletion and amortization expense of Seagull is calculated in accordance with the full cost method of accounting applied to the adjusted basis of the properties acquired using the purchase method of accounting;

- a decrease in interest expense results from the revaluation of Seagull debt under the purchase method of accounting, including the elimination of amortization of historical debt issuance costs, and from the repurchase of outstanding public debt;

- the proceeds from the asset sales were used to pay down debt at January 1, 1998; and

- the related income tax effects of these adjustments are recorded based on the applicable statutory tax rate.



                         Unaudited Pro Forma Information
                  (Amounts in Thousands, Except Per Unit Data)

                                                                                     Year Ended December 31,
                                                                            -------------------------------------------
                                                                                   1999                    1998
                                                                            -------------------     -------------------
Oil and Gas Sales......................................................       $    749,413            $    757,986
Operating Profit (Loss)................................................       $    146,047            $   (496,328)
Net Income (Loss) Available to Common Shareholders.....................       $     56,804            $   (387,321)
Basic and Diluted Earnings (Loss) per Share............................       $       0.34            $      (2.36)

Operations Data:
   Net daily natural gas production (MMcf).............................              434.0                   523.6
   Net daily oil and NGL production (Bbl)..............................             76,723                  79,297
   Net daily production (MBOE).........................................              149.1                   166.6
   Average natural gas prices ($ per Mcf) (1)..........................       $       2.06            $       1.93
   Average oil and NGL prices ($ per Bbl) (1)..........................       $      17.24            $      11.83
   Average all-in costs ($ per BOE)....................................       $      12.14            $      12.39

(1) Prices exclude the effects of hedging activities. Weighted average prices including hedging were $15.28 and $12.65 for oil and $2.08 and $1.93 for gas for 1999 and 1998, respectively.

                         Liquidity And Capital Resources

     Liquidity - During 1998 and 1997, Ocean undertook aggressive capital spending programs to find and produce oil and gas reserves. These capital spending programs required the Company to increase outstanding debt from $441 million at the end of 1996 to $1.4 billion at the end of 1998 by issuing various senior and senior subordinated notes and revolving credit facilities. With the Seagull Merger, the Company had nearly $2 billion in debt at March 30, 1999. One of management's 1999 goals was the reduction of these high debt levels. Ocean undertook over $700 million in asset sales and completed a prepaid crude oil sale for $100 million, reducing debt to $1.3 billion at the end of 1999. The Company's debt to total capitalization ratio has decreased to 58% at December 31, 1999, from 78% at December 31, 1998.

     Concurrently with the closing of the Seagull Merger on March 30, 1999, the Company entered into two new credit facilities (the "Credit Facilities") which replaced the existing credit facilities of both Old Ocean and Seagull. The Credit Facilities consisted of a $500 million five-year revolving facility and a renewable $300 million 364-day facility with a one-year term loan option. In December 1999 the $300 million facility was replaced with a $200 million facility with substantially the same terms. The Credit Facilities bear interest, at the Company's option, at LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. As of December 31, 1999, borrowings outstanding against the Credit Facilities totaled $300 million and Letters of Credit totaled $44 million, leaving $356 million of available credit.

     In the fourth quarter of 1999, the Company repurchased $150 million of its outstanding 10?% Senior Subordinated Notes due 2005 and $158 million of its outstanding 9 3/4% Senior Subordinated Notes due 2006. The repurchase of these Notes was funded with available cash balances and borrowings under the Credit Facilities. In connection with this repurchase, the Company recorded an after-tax extraordinary loss of $23 million, or $0.16 per basic and diluted share. The extraordinary item is net of a current tax benefit of approximately $13 million. At current rates the Company expects to save approximately $11 million in interest expense annually as a result of the transaction.

     In 1999, the Company entered into a prepaid crude oil sales contract to deliver approximately 5,600 barrels of crude oil per day beginning in February 2000 through May 2003. In exchange for the crude oil to be provided, the Company received an advance payment of approximately $100 million. The Company has the option to satisfy contract delivery requirements with crude oil purchased from third parties or from oil it produces. The obligation associated with the future delivery of the crude oil has been recorded as deferred revenue and is being amortized into revenue as deliveries of crude oil are made. The obligation is included in accrued liabilities and other noncurrent liabilities and deferred revenue on the consolidated balance sheet.

     Effects of Leverage - The Company has outstanding indebtedness of approximately $1.3 billion as of December 31, 1999. The Company's level of indebtedness has several important effects on its future operations, including
(i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on its indebtedness and will not be available for other purposes, (ii) the covenants contained in the various indentures require the Company to meet certain financial tests, and contain other restrictions that limit the Company's ability to borrow additional funds or to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in its business, including possible acquisition activities and (iii) the Company's ability to obtain additional financing in the future for working capital, expenditures, acquisitions, general corporate or other purposes may be impaired.

                              Capital Expenditures
                             (Amounts in Thousands)

                                                                    Year Ended December 31,
                                                   -----------------------------------------------------------
                                                        1999                 1998                  1997
                                                   ----------------     ----------------     -----------------
Oil and Gas Operations:
  Leasehold acquisitions.....................        $  34,043            $ 156,947            $  246,441
  Exploration costs..........................          148,033              395,827               269,942
  Development costs..........................          159,831              395,351               317,975
                                                   ----------------     ----------------     -----------------
                                                       341,907              948,125               834,358
Corporate....................................           20,177               13,854                11,018
                                                   ----------------     ----------------     -----------------
Total Continuing Operations..................          362,084              961,979               845,376
Discontinued Operations......................            6,942                    -                     -
                                                   ----------------     ----------------     -----------------
Total Capital Expenditures...................        $ 369,026            $ 961,979            $  845,376
                                                   ================     ================     =================

     Capital expenditures, excluding acquisitions, from oil and gas operations in 1999 decreased $606 million or 64% from 1998 as the Company focused its efforts on cost control, sales of non-strategic properties and debt reduction. Domestic spending in 1999 totaled $167 million, of which $91 million was for exploration, $52 million was for development and $24 million was for leasehold acquisitions. International spending in 1999 totaled $175 million, of which $57 million was for exploration, $108 million was for development and $10 million was for leasehold acquisitions. The Company completed drilling 40 exploratory wells during 1999, 22 of which were successful. Another 31 exploratory wells were in progress at year-end.

1999 Actual Expenditures of $369 Million
        "GRAPHICS OMITTED"

Gulf of Mexico          28%
North America onshore   17%
Other International     16%
Equatorial Guinea       31%
Corporate and other      8%


     The Company's capital expenditure budget for the year 2000 is approximately $500 million (excluding proved property acquisitions). Actual capital spending may vary from the capital expenditure budget. The Company will evaluate its level of capital spending throughout the year based upon drilling results, commodity prices, cash flows from operations and property acquisitions.

2000 Plan for Capital Expenditures of $500 Million
       "GRAPHICS OMITTED"

Gulf of Mexico          47%
North America Onshore   19%
Other International     18%
Equatorial Guinea       14%
Corporate                2%

     Through drilling, proved property acquisitions and the Seagull Merger, the Company experienced a 504% reserve replacement of 1999 production. The Company's proved oil and gas reserves increased by 42% or 123 MMBOE to 415 MMBOE at December 31, 1999 from 292 MMBOE at December 31, 1998 primarily due to the Seagull Merger, offset by sales of oil and gas properties that occurred during the year. Excluding the effects of acquisitions (primarily the Seagull Merger and the purchase of certain working interests from Duke Energy) reserve replacement was 130%. The Company's finding and development ("F&D") cost per BOE for the year ending December 31, 1999, was $5.13. Excluding the effects of acquisitions, the F&D cost was $4.98 per BOE.

     The standardized measure of discounted future net cash flows before taxes for the Company's proved oil and gas reserves, calculated based on Securities and Exchange Commission ("SEC") criteria, increased to $3.0 billion at December 31, 1999 compared with $0.9 billion at the end of 1998. This increase was primarily due to the increase in oil and gas prices and the Seagull Merger, offset by property sales. Year-end calculations were made using weighted average prices of $2.04 and $1.83 per Mcf for gas and $23.33 and $10.02 per Bbl for oil for 1999 and 1998, respectively. The Company's average realized prices for the year ended December 31, 1999, excluding the effects of hedging, were $2.08 per Mcf for gas and $17.32 per Bbl for oil. The Company's average realized prices for the month ended January 31, 2000, excluding the effects of hedging, were $2.30 per Mcf for gas and $25.27 per Bbl for oil. Because the disclosure requirements for discounted future net cash flows are standardized by the SEC, significant changes can occur in these estimates based upon oil and gas prices in effect at year-end. The above estimates should not be viewed as an estimate of fair market value. See Note 15 to the Company's Consolidated Financial Statements.

     The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploration, development, production and abandonment of its oil and natural gas reserves. The Company has historically funded its expenditures from cash flows from operating activities, bank borrowings, sales of equity and debt securities, sales of non-strategic oil and natural gas properties, sales of partial interests in exploration concessions and project finance borrowings. The Company intends to finance capital expenditures for the year 2000 primarily with cash flow provided by operations.

     The ability of the Company to satisfy its obligations and fund planned capital expenditures will be dependent upon its future performance. Such future performance is subject to many conditions that are beyond the Company's control, particularly oil and gas prices, and the Company's ability to obtain additional debt and equity financing, if necessary. The Company currently expects that its cash flow from operations and availability under the Credit Facilities will be adequate to execute its business plan for the year 2000. However, no assurance can be given that the Company will not experience liquidity problems from time to time or on a long-term basis. If the Company's cash flow from operations and availability under the Credit Facilities are not sufficient to satisfy its cash requirements, there can be no assurance that additional debt or equity financing will be available to meet its requirements.

                            Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes standards of accounting for and disclosures of derivative instruments and hedging activities. This statement, as amended, is effective for fiscal years beginning after June 15, 2000. While the Company has not yet completed its evaluation of the impact of this statement, the Company does not believe the statement will have a significant impact on its results of operations as it expects that its current derivative activities would continue to qualify under hedge accounting.

                                  Environmental

     Compliance with applicable environmental and safety regulations by the Company has not required any significant capital expenditures or materially affected its business or earnings. The Company believes it is in substantial compliance with environmental and safety regulations and foresees no material expenditures in the future; however, the Company is unable to predict the impact that compliance with future regulations may have on its capital expenditures, earnings and competitive position.


                                    Year 2000

     Historically, most computer systems (including microprocessors embedded into field equipment and other machinery) utilized software that recognized a calendar year by its last two digits. Beginning in the year 2000, these systems require modification to distinguish twenty-first century dates from twentieth century dates ("Year 2000 issues"). To date, the Company has not experienced any significant problems due to Year 2000 issues. While no assurance can be given, the Company does not believe it will experience any significant Year 2000 issues in the future.

     Costs of $0.6 million for the Year 2000 compliance review, evaluation, assessment and remediation efforts were incurred through December 31, 1999.

                 Forward-Looking Statements May Prove Inaccurate

     This document  includes  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this document, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the future operations of the Company are forward-looking statements.

     Although the Company believes that such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will in fact occur. Important factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements are subject to risks and uncertainties and include information concerning general economic conditions and possible or assumed future results of operations of the Company, estimates of oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures, the Company's realization of its deferred tax assets, the level of future expenditures for environmental costs, and management's strategies, plans and objectives as set forth herein.

     When used in this document, the words "believes," "expects," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. The following important factors, in addition to those discussed elsewhere in this document could affect the future results of the energy industry in general and could cause those results to differ materially from those expressed in such forward-looking statements:

- Risks incident to the drilling and operation of oil and gas wells;
- Future production and development costs;
- The effect of existing and future laws and regulatory actions;
- The political and economic climate in the foreign jurisdictions in which the Company conducts oil and gas operations;
- The effect of changes in commodity prices, hedging activities and conditions in the capital markets; and
- Competition from others in the energy industry.

                                  Defined Terms

     Natural gas is stated herein in billion cubic feet ("Bcf"), million cubic feet ("MMcf") or thousand cubic feet ("Mcf"). Oil, condensate and natural gas liquids ("NGL") are stated in barrels ("Bbl") or thousand barrels ("MBbl"). Oil, condensate and NGL are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content. MMBOE, MBOE and BOE represent one million barrels, one thousand barrels and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of liquid.

                        Selected Quarterly Financial Data

         Summarized quarterly financial data is as follows (amounts in thousands except per share data):

                                                                     Quarter Ended
                                     -------------------------------------------------------------------------------
                                         March 31            June 30           September 30         December 31
                                     ------------------ ------------------  -------------------    -----------------
1999:
  Revenues.........................      $  105,694         $   196,206         $   214,393          $     219,225
  Operating Profit (Loss) (2)......      $  (31,150)        $    32,744         $    69,151          $      62,001
  Income (Loss) Before
     Extraordinary Item(2).........      $  (81,051)        $     2,136         $    28,805          $      29,685
  Earnings (Loss) per Share
    Before Extraordinary Item:
    Basic(1).......................      $   (0.79)         $       0.01        $       0.17         $        0.17
    Diluted(1).....................      $   (0.79)         $       0.01        $       0.16         $        0.17
  Net Income (Loss) (2)............      $  (81,051)        $      2,136        $     28,805         $       6,272
  Earnings (Loss) per Share:
    Basic(1).......................      $   (0.79)         $       0.01        $       0.17         $        0.03
    Diluted(1).....................      $   (0.79)         $       0.01        $       0.16         $        0.03

1998:
  Revenues.........................      $  141,056         $    132,909        $    123,369         $     124,816
  Operating Profit (Loss) (3)......      $   21,337         $   (207,692)       $     (1,528)        $    (328,072)
  Net Loss(3)......................      $  (28,133)        $   (134,846)       $    (14,417)        $    (229,483)
  Earnings per Share:
    Basic(1).......................      $   (0.28)         $      (1.34)       $      (0.14)        $       (2.27)
    Diluted(1).....................      $   (0.28)         $      (1.34)       $      (0.14)        $       (2.27)


(1) Quarterly earnings (loss) per common share may not total to the full year per share amount, as the weighted average number of shares outstanding for each quarter fluctuated as a result of the assumed exercise of stock options.

(2) Includes pre-tax impairments of oil and gas assets of $29 million and $17 million in the first and fourth quarters of 1999, respectively, and merger expense of $41 million, $3 million, and $6 million in the first, third and fourth quarters of 1999, respectively.

(3) Includes pre-tax noncash impairments pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas assets of $218 million and $322 million in the second and fourth quarters of 1998, respectively, and merger expense of $39 million in the first quarter of 1998.

                             Market Risk Disclosures

     The Company experiences market risk in two areas: commodity prices and interest rates. Because the U.S. dollar is the functional currency for all of the Company's existing foreign operations, with predominantly all transactions being denominated in U.S. dollars, the Company has little risk from foreign currency translation. To mitigate a portion of its exposure to fluctuations in energy prices, the Company has entered into various derivative financial instruments for its oil and gas production for the year 2000. See Note 8 to the Company's Consolidated Financial Statements for a discussion of hedging activities during 1999. By applying the 12-month NYMEX oil and gas strip price as of the end of 1999 to the quantity of the Company's oil and gas production hedged as of December 31, 1999, the Company calculated the estimated potential effect of the derivative contracts during the year 2000 to be an approximate $4 million net decrease in revenues. Assuming a 10% increase in oil and gas prices, the potential effect of the derivatives contracts would be an approximate $18 million decrease in revenues for the year ended December 31, 2000. Assuming a 10% decrease in oil and gas prices, the potential effect of the derivatives contracts would be an approximate $15 million increase in revenues for the year ended December 31, 2000.

     The Company also evaluated the potential effect that reasonably possible near term changes in interest rates may have on the Company's Credit Facilities. Debt outstanding under the Credit Facilities represents approximately 22% of the Company's total debt as of December 31, 1999 and is the only floating rate debt. Based upon an analysis, utilizing the actual interest rates in effect and balances outstanding as of December 31, 1999 and assuming a 10% increase or decrease in interest rates and no changes in the amount of debt outstanding, the potential effect on annual interest expense is approximately $2 million.

                               Ocean Energy, Inc.
                      Report of Management to Shareholders

     The management of Ocean Energy, Inc. is responsible for the preparation and integrity of financial statements and related data in this Annual Report, whether audited or unaudited. The financial statements were prepared in conformity with generally accepted accounting principles and include certain estimates and judgments which management believes are reasonable under the circumstances.

     Management is also responsible for and maintains a system of internal accounting controls that is sufficient to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are reliable for preparing financial statements, as well as to prevent and detect fraudulent financial reporting. The internal control system is supported by written policies and procedures and the employment of trained, qualified personnel. The Company has an internal audit function which reviews the adequacy of the internal accounting controls and compliance with them. Management has considered the recommendations of internal audit and KPMG LLP, independent certified public accountants, concerning the Company's system of internal controls and has responded appropriately to those recommendations.

     The accompanying consolidated financial statements of Ocean Energy, Inc. as of December 31, 1999 have been audited by KPMG LLP, independent certified public accountants, and their report is included herein. Their audit was made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements.

     The Board of Directors, through its Audit Committee composed exclusively of outside directors, meets periodically with representatives of management, internal audit and the independent auditors to ensure the existence of effective internal accounting controls and to ensure that financial information is reported accurately and timely with all appropriate disclosures included. The independent auditors and internal audit have full and free access to, and meet with, the Audit Committee, with and without management present.



/s/James T. Hackett       /s/William L. Transier         /s/Gordon L. McConnell
James T. Hackett          William L. Transier            Gordon L. McConnell
Chairman of the Board,    Executive Vice President       Vice President and
President and Chief       and Chief Financial Officer    Controller
Executive Officer


January 31, 2000

                               Ocean Energy, Inc.
                          Independent Auditors' Report


The Board of Directors and Shareholders
Ocean Energy, Inc.:

     We have audited the accompanying consolidated balance sheet of Ocean Energy, Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Energy, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/KPMG LLP


Houston, Texas
January 31, 2000



To the Board of Directors and Shareholders
Ocean Energy, Inc.:

     We have audited the accompanying consolidated balance sheet of Ocean Energy, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ocean Energy, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ARTHUR ANDERSEN LLP




Houston, Texas
February 15, 1999

                               Ocean Energy, Inc.
                      Consolidated Statements of Operations
                  (Amounts in Thousands Except Per Share Data)

                                                                                Year Ended December 31,
                                                                  ----------------------------------------------------
                                                                       1999                1998             1997
                                                                  ----------------    ---------------   --------------
Revenues......................................................      $  735,518          $  522,150        $  549,194

Costs of Operations:
   Operating expenses.........................................         216,981             185,076           139,349
   Depreciation, depletion and amortization...................         317,487             293,905           248,423
   Impairment of oil and gas properties.......................          46,403             539,915                 -
   General and administrative.................................          21,901              19,209            15,263
                                                                  ----------------    ---------------   --------------
                                                                       602,772           1,038,105           403,035
                                                                  ----------------    ---------------   --------------

Operating Profit (Loss).......................................         132,746            (515,955)          146,159
Other (Income) Expense:
   Interest expense...........................................         106,081              62,852            49,134
   Merger expenses............................................          49,603              39,000                 -
   Interest income and other..................................          (1,314)             (1,229)           (6,187)
                                                                  ----------------    ---------------   --------------
                                                                       154,370             100,623            42,947
                                                                  ----------------    ---------------   --------------

Income (Loss) Before Income Taxes.............................         (21,624)           (616,578)          103,212
Income Tax Expense (Benefit)..................................             (72)           (209,699)           40,992
                                                                  ----------------    ---------------   --------------

Income (Loss) from Continuing Operations......................         (21,552)           (406,879)           62,220
Income from Discontinued Operations, Net of Income Taxes......           1,127                   -                 -
                                                                  ----------------    ---------------   --------------

Income (Loss) Before Extraordinary Item.......................         (20,425)           (406,879)           62,220
Extraordinary Loss, Net of Income Taxes.......................         (23,413)                  -           (19,301)
                                                                  ----------------    ---------------   --------------
Net Income (Loss).............................................         (43,838)           (406,879)           42,919

Preferred Stock Dividends.....................................           3,264                 454                 -
                                                                  ----------------    ---------------   --------------

Net Income (Loss) Available to Common Shareholders............      $  (47,102)         $ (407,333)       $   42,919
                                                                  ================    ===============   ==============


Basic Earnings (Loss) Per Common Share:
   Income (Loss) From Continuing Operations...................      $    (0.16)         $    (4.04)       $     0.67
   Income from Discontinued Operations, Net of
     Income Taxes.............................................            0.01                   -                 -
   Extraordinary Loss, Net of Income Taxes....................           (0.16)                  -             (0.21)
                                                                  ----------------    ---------------   --------------
   Net Income (Loss) to Common Shareholders...................      $    (0.31)         $    (4.04)       $     0.46
                                                                  ================    ===============   ==============

Diluted Earnings (Loss) Per Common Share:
   Income (Loss) from Continuing Operations...................      $    (0.16)         $    (4.04)       $     0.64
   Income From Discontinued Operations, Net of
     Income Taxes.............................................            0.01                   -                 -
   Extraordinary Loss, Net of Income Taxes....................           (0.16)                  -             (0.20)
                                                                  ----------------    ---------------   --------------
   Net Income (Loss) to Common Shareholders...................      $    (0.31)         $    (4.04)       $     0.44
                                                                  ================    ===============   ==============

Weighted Average Number of Common Shares Outstanding:
   Basic......................................................         151,022             100,705            93,315
                                                                  ================    ===============   ==============
   Diluted....................................................         151,022             100,705            96,646
                                                                  ================    ===============   ==============

          See accompanying Notes to Consolidated Financial Statements.

                               Ocean Energy, Inc.
                           Consolidated Balance Sheets
                    (Amounts in Thousands Except Share Data)

                                   Assets                                                December 31,
                                                                             --------------------------------------
                                                                                     1999                 1998
                                                                             ------------------   -----------------
Current Assets:
   Cash and cash equivalents............................................       $      64,889        $      10,706
   Accounts receivable, net.............................................             170,034              111,829
   Inventories..........................................................              28,723               16,802
   Prepaid expenses and other...........................................              26,304               14,444
                                                                             ------------------   -----------------
     Total Current Assets...............................................             289,950              153,781

Property, Plant and Equipment, at cost, full cost method for oil and gas properties:
   Evaluated oil and gas properties.....................................           3,706,288            2,759,686
   Unevaluated oil and gas properties excluded from amortization........             507,197              488,689
   Other................................................................              84,410               44,960
                                                                             ------------------   -----------------
                                                                                   4,297,895            3,293,335
Accumulated Depreciation, Depletion and Amortization....................          (2,094,885)          (1,711,696)
                                                                             ------------------   -----------------
                                                                                   2,203,010            1,581,639

Deferred Income Taxes...................................................             233,406              217,824
Other Assets............................................................              56,777               53,716
                                                                             ------------------   -----------------
Total Assets............................................................       $   2,783,143        $   2,006,960
                                                                             ==================   =================

                    Liabilities and Shareholders' Equity
Current Liabilities:
   Accounts and note payable............................................       $     275,629        $     190,727
   Accrued interest payable.............................................              41,119               36,206
   Accrued liabilities..................................................              51,542                9,413
   Current maturities of long-term debt.................................              13,651                  836
                                                                             ------------------   -----------------
     Total Current Liabilities..........................................             381,941              237,182

Long-Term Debt..........................................................           1,333,410            1,371,890
Other Noncurrent Liabilities and Deferred Revenue.......................             120,097               20,945
Commitments and Contingencies...........................................                   -                    -

Shareholders' Equity:
   Preferred stock, $1.00 and $0.01 par value, respectively; authorized
     10,000,000 shares; issued 50,000 shares............................                  50                    1
   Common stock, $0.10 and $0.01 par value, respectively; authorized
     230,000,000 and 250,000,000 shares, respectively; issued
     166,979,981 and 101,753,646 shares, respectively...................              16,699                1,018
   Additional paid-in capital...........................................           1,484,688              892,339
   Accumulated deficit..................................................            (547,216)            (500,114)
   Accumulated other comprehensive loss.................................                   -              (10,720)
   Less - treasury stock, at cost; 378,171 and no shares, respectively..              (3,114)                   -
   Less - notes receivable and other....................................              (3,412)              (5,581)
                                                                             ------------------   -----------------
     Total Shareholders' Equity.........................................             947,695              376,943
                                                                             ------------------   -----------------
    Total Liabilities and Shareholders' Equity..........................       $   2,783,143        $   2,006,960
                                                                             ==================   =================

          See accompanying Notes to Consolidated Financial Statements.

                               Ocean Energy, Inc.
                      Consolidated Statements of Cash Flows
                             (Amounts in Thousands)

                                                                                    Year Ended December 31,
                                                                  -------------------------------------------------------------
                                                                         1999                  1998                 1997
                                                                  -------------------   --------------------   ----------------
Operating Activities:
Net income (loss).............................................      $   (43,838)          $  (406,879)           $   42,919
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Depreciation, depletion and amortization.................          317,487               293,905               248,423
     Impairment of oil and gas properties.....................           46,403               539,915                     -
     Deferred income taxes....................................          (48,123)             (213,514)               20,821
     Noncash merger expenses..................................           20,529                     -                     -
     Noncash items from discontinued operations...............            5,383                     -                     -
     Extraordinary loss, net of taxes.........................           23,413                     -                19,301
     Amortization of deferred financing costs.................            8,146                 8,125                 2,957
     Other....................................................            6,748                (2,477)               (2,306)
                                                                  -------------------   --------------------   ----------------
                                                                        336,148               219,075               332,115
   Changes in operating assets and liabilities, net of
   acquisitions:
     Decrease (increase) in accounts receivable...............              475                23,724               (17,338)
     Decrease (increase) in inventories, prepaid
       expenses and other.....................................           18,446                 8,059               (20,662)
     Increase (decrease) in accounts and notes payable........          (51,731)              (12,836)               48,156
     Increase (decrease) in accrued expenses and other........           30,413                (8,098)               21,931
                                                                  -------------------   --------------------   ----------------
   Net Cash Provided by Operating Activities..................          333,751               229,924               364,202
                                                                  -------------------   --------------------   ----------------

Investing Activities:
   Capital expenditures of continuing operations..............         (362,084)             (970,443)             (830,483)
   Capital expenditures of discontinued operations............           (6,942)                    -                     -
   Acquisition costs, net of cash acquired....................          (33,169)                    -                     -
   Proceeds from sales of property, plant and equipment.......          704,055                 2,054                52,855
   Increase in other assets...................................                -                     -               (23,878)
                                                                  -------------------   --------------------   ----------------
   Net Cash Provided by (Used in) Investing Activities........          301,860              (968,389)             (801,506)
                                                                  -------------------   --------------------   ----------------

Financing Activities:
   Proceeds from debt.........................................        1,543,601             1,918,873               826,081
   Principal payments on debt ................................       (2,186,852)           (1,219,356)             (594,977)
   Proceeds from deferred revenue.............................          100,000                     -                     -
   Premiums paid on debt buy back.............................          (28,837)                    -               (26,700)
   Purchase of treasury stock.................................           (2,840)                    -                     -
   Proceeds from sales of common stock........................                -                     -               178,108
   Proceeds from common stock options exercised...............            2,813                 8,695                 9,428
   Proceeds from issuance of convertible preferred stock......                -                49,954                     -
   Deferred debt issue costs..................................           (6,406)              (20,230)               (3,648)
   Preferred stock dividends paid.............................           (2,907)                 (454)                    -
                                                                  -------------------   --------------------   ----------------
   Net Cash Provided by (Used in) Financing Activities........         (581,428)              737,482               388,292
                                                                  -------------------   --------------------   ----------------

Increase (Decrease) in Cash and Cash Equivalents..............           54,183                  (983)              (49,012)
Cash and Cash Equivalents at Beginning of Year................           10,706                11,689                60,701
                                                                  -------------------   --------------------   ----------------
Cash and Cash Equivalents at End of Year......................      $    64,889           $    10,706            $   11,689
                                                                  ===================   ====================   ================

          See accompanying Notes to Consolidated Financial Statements.

                               Ocean Energy, Inc.
                 Consolidated Statement of Shareholders' Equity
                             (Amounts in Thousands)





                                                     Preferred          Common         Additional        Accumulated
                                                       Stock            Stock         Paid-In-Capital       Deficit
                                                    -------------    -------------    --------------    --------------

Balance, January 1, 1999.......................      $       1         $   1,018        $  892,339       $ (500,114)
  Effect of Seagull Merger.....................             49            15,621           588,088                -
  Exercise of common stock options.............              -                60             3,303                -
  Treasury stock purchase......................              -                 -                 -                -
  Contribution to ESOP.........................              -                 -              (236)               -
  Amortization of compensation expense.........              -                 -                 -                -
  Preferred stock dividends....................              -                 -                 -           (3,264)
  Other........................................              -                 -             1,194                -
Comprehensive income:
  Net loss.....................................              -                 -                 -          (43,838)
Other comprehensive income:
Foreign currency translation adjustment:
  Income arising during the year...............              -                -                  -                -
  Reclassification adjustment..................              -                -                  -                -

Net foreign currency translation adjustment....              -                -                  -                -
                                                    -------------    -------------    --------------    --------------
Balance, December 31, 1999.....................      $      50         $ 16,699         $1,484,688       $ (547,216)
                                                    =============    =============    ==============    ==============

Balance, January 1, 1998.......................      $       -         $  1,001         $  823,956       $  (92,781)
  Issuance of preferred stock..................              1                -             49,953                -
  Issuance of common stock.....................              -                6              5,734                -
  Exercise of common stock options.............              -               11             12,696                -
  Preferred stock dividends....................              -                -                  -             (454)
Comprehensive income:
  Net loss.....................................              -                -                  -         (406,879)
Other comprehensive income (loss):
  Foreign currency translation adjustment......              -                -                  -                -
                                                    -------------    -------------    --------------    --------------
Balance, December 31, 1998.....................      $       1         $  1,018         $  892,339       $ (500,114)
                                                    =============    =============    ==============    ==============

Balance, January 1, 1997.......................      $       -         $    918         $  632,111       $ (135,700)
  Issuance of common stock.....................              -               73            177,674                -
  Exercise of common stock options.............              -               10             14,171                -
Comprehensive income:
  Net income...................................              -                -                  -           42,919
Other comprehensive income (loss):
  Foreign currency translation adjustment......              -                -                  -                -
                                                    -------------    -------------    --------------    --------------
Balance, December 31, 1997.....................      $       -         $  1,001         $  823,956       $  (92,781)
                                                    =============    =============    ==============    ==============

          See accompanying Notes to Consolidated Financial Statements.

                               Ocean Energy, Inc.
                 Consolidated Statement of Shareholders' Equity
                             (Amounts in Thousands)


                                             Accumulated Other                          Notes             Total
                                               Comprehensive        Treasury         Receivable       Shareholder's    Comprehensive
                                                   Income             Stock           and Other          Equity           Income
                                             -----------------    --------------   --------------    --------------   --------------

Balance, January 1, 1999...................    $     (10,720)        $      -         $   (5,581)      $  376,943
  Effect of Seagull Merger.................                -           (4,293)            (4,261)         595,204
  Exercise of common stock options.........                -                -                  -            3,363
  Treasury stock purchase..................                -           (2,840)                 -           (2,840)
  Contribution to ESOP.....................                -            4,019                849            4,632
  Amortization of compensation expense.....                -                -              5,581            5,581
  Preferred stock dividends................                -                -                  -           (3,264)
  Other....................................                -                -                  -            1,194
Comprehensive income:
  Net loss.................................                -                -                  -          (43,838)     $    (43,838)
Other comprehensive income:
Foreign currency translation adjustment:
  Income arising during the year...........                -                -                  -                -               981
  Reclassification adjustment..............                -                -                  -                -             9,739
                                                                                                                       -------------
Net foreign currency translation adjustment           10,720                -                  -           10,720            10,720
                                             ------------------    -------------    --------------    --------------   -------------
Balance, December 31, 1999.................    $           -         $ (3,114)        $   (3,412)      $  947,695      $    (33,118)
                                             ==================    =============    ==============    ==============   =============

Balance, January 1, 1998...................    $      (6,839)        $      -         $        -       $  725,337
  Issuance of preferred stock..............                -                -                  -           49,954
  Issuance of common stock.................                -                -             (5,581)             159
  Exercise of common stock options.........                -                -                  -           12,707
  Preferred stock dividends................                -                -                  -             (454)
Comprehensive income:
  Net loss.................................                -                -                  -         (406,879)     $   (406,879)
Other comprehensive income (loss):
  Foreign currency translation adjustment..           (3,881)               -                  -           (3,881)           (3,881)
                                            -------------------   -------------    --------------    --------------    -------------
Balance, December 31, 1998.................    $     (10,720)        $      -         $   (5,581)      $  376,943      $   (410,760)
                                            ===================   =============    ==============    ==============    =============

Balance, January 1, 1997...................    $      (4,257)        $      -         $        -       $  493,072
  Issuance of common stock.................                -                -                  -          177,747
  Exercise of common stock options.........                -                -                  -           14,181
Comprehensive income:
  Net income...............................                -                -                  -           42,919      $     42,919
Other comprehensive income (loss):
  Foreign currency translation adjustment..           (2,582)               -                  -           (2,582)           (2,582)
                                            ------------------    -------------    --------------    --------------    -------------
Balance, December 31, 1997.................    $      (6,839)        $      -         $        -       $  725,337      $     40,337
                                            ==================    =============    ==============    ==============    =============

          See accompanying Notes to Consolidated Financial Statements.

                               Ocean Energy, Inc.
                   Notes to Consolidated Financial Statements

1.       Organization

     Ocean Energy, Inc. (the "Company", "OEI", or "Ocean") is an independent energy company engaged in the exploration, development, production and acquisition of oil and natural gas offshore Gulf of Mexico, across North America and in the oil and natural gas producing regions of Cote d'Ivoire, Egypt, Equatorial Guinea, Russian Republic of Tatarstan, Indonesia, Pakistan, Angola and the Republic of Yemen.

     On November 24, 1998, Ocean Energy, Inc. ("Old Ocean") and Seagull Energy Corporation ("Seagull") entered into a merger agreement that provided for a stock-for-stock merger (the "Seagull Merger") of Old Ocean with and into Seagull. The Seagull Merger was a tax-free transaction and was approved by the Company's stockholders on March 30, 1999. In connection with the Seagull Merger, Old Ocean stockholders received one share of common stock of Seagull for each existing outstanding share of Ocean. Seagull amended its Articles of Incorporation to change its name to Ocean Energy, Inc. ("New Ocean"). After the Seagull Merger, the stockholders of Old Ocean owned approximately 61.5% of the outstanding common stock of New Ocean and the shareholders of Seagull owned the remaining 38.5% of the outstanding common stock of New Ocean. The transaction was treated as a reverse purchase business combination for accounting purposes.

     Effective March 27, 1998, pursuant to the Agreement and Plan of Merger dated December 22, 1997, United Meridian Corporation ("UMC") was merged into the Company (the "UMC Merger"). As a result of the UMC Merger, each outstanding share of UMC common stock was converted into 1.3 shares of Ocean common stock with approximately 46 million shares issued to the shareholders of UMC representing approximately 46% of all of the issued and outstanding shares of Ocean. The Company's shareholders received 2.34 shares of Ocean common stock for each share outstanding immediately preceding the UMC Merger representing approximately 54% of all of the issued and outstanding shares of Ocean. The UMC Merger was accounted for as a pooling of interests. Accordingly, the accompanying consolidated financial statements for periods prior to the UMC Merger have been restated to combine the historical results of Ocean and UMC. All common share data throughout these financial statements have been restated to reflect the impact of the respective stock splits resulting from the UMC Merger.


2.       Summary of Significant Accounting Policies

     General - The accompanying consolidated financial statements of the Company have been prepared according to generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. These accounting principles require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications of amounts previously reported have been made to conform to current year presentations.

     Consolidation - The accompanying consolidated financial statements include the accounts of Ocean Energy, Inc. and its majority-owned entities. All significant intercompany transactions have been eliminated.

     Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories - Materials and supplies are valued at the lower of average cost or market value (net realizable value).

     Oil and Gas Properties - The Company's exploration and production activities are accounted for using the full cost method. Under this method, all acquisition, exploration and development costs, including certain related employee costs and a portion of interest expense, incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and costs related to such activities. Employee costs associated with production operations and general corporate activities are expensed in the period incurred. Transactions involving sales of reserves in place, unless significant, are recorded as adjustments to oil and gas properties. Capitalized costs are limited to the sum of the present value of future net revenues using current unescalated pricing discounted at 10%, related to estimated production of proved reserves and the lower of cost or estimated fair value of unevaluated properties, all net of expected income tax effects.

     Depreciation, depletion and amortization of oil and gas properties is computed on a country-by-country basis using a unit-of-production method based on estimated proved reserves. All costs associated with evaluated oil and gas properties, including an estimate of future development, restoration, dismantlement and abandonment costs associated therewith, are included in the computation base. The costs of investments in unproved properties and major development projects are excluded from this calculation until the project is evaluated and proved reserves established or impaired. Oil and gas reserves are estimated annually by the Company, with reviews of certain data performed by independent petroleum engineers.

     Unproved leaseholds with significant acquisition costs are assessed periodically, on a property-by-property basis. If a property has been evaluated, or if impairment is needed, the costs related to that property are reclassified as an evaluated property, and thus subject to the depreciation, depletion and amortization method discussed above. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, are amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties, the Company recognized total non-cash impairments of oil and gas properties in the amount of $540 million ($335 million after-tax) for the year ended December 31, 1998. These write-downs were primarily the result of the precipitous decline in world crude oil and natural gas prices experienced during 1998. The Company had no such ceiling limitations in 1999 or 1997.

     The Company recognized impairments in the amount of $46 million ($43 million after-tax) for the year ended December 31, 1999. These impairments related primarily to the sale of the Canadian subsidiary ($23 million, pre-tax) and to the discontinuance of operations in Bangladesh ($18 million, pre-tax) and other international locations ($5 million, pre-tax).

     Interest cost capitalized as property, plant and equipment amounted to approximately $41 million, $30 million and $13 million in 1999, 1998 and 1997, respectively. The Company also capitalized certain employee-related costs in the amounts of $41 million, $28 million, and $15 million, in 1999, 1998 and 1997, respectively.

     Other Property, Plant and Equipment - Depreciation of other property is computed principally using the straight-line method over their estimated useful lives, which vary from three to twenty years. The Company groups and evaluates other property, plant and equipment for impairment based on the ability to identify separate cash flows generated therefrom. No impairment charges related to other property, plant and equipment were recorded during 1999, 1998 and 1997.

     Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the asset are capitalized.

     Environmental Liabilities - Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed.
Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company's commitment to a formal plan of action.

     Treasury Stock - The Company follows the weighted average cost method of accounting for treasury stock transactions.

     Revenue Recognition - The Company records oil and natural gas revenue following the entitlements method of accounting for production, in which any excess amount received above the Company's share is treated as a liability. If less than the Company's entitlement is received, the underproduction is recorded as an asset.

     Discontinued Operations - The Company has operated in Alaska through a division of the Company and a wholly-owned subsidiary (collectively referred to herein as "ENSTAR"). In July 1999, the Company committed to a plan to dispose of ENSTAR, and on November 1, 1999, the Company completed the sale. See Note 5. ENSTAR's net income was $1 million, net of income tax expense of $1 million, for the year ended December 31, 1999. The net assets disposed of comprised net current liabilities of $2 million, property, plant and equipment of $292 million, and other long-term liabilities of $3 million, before liabilities assumed of $57 million. The results of operations of ENSTAR have been reflected as discontinued operations.

     Derivative Financial Instruments - From time to time, the Company has utilized and expects to continue to utilize hedging transactions with respect to a portion of its oil and gas production to achieve a more predictable cash flow as well as to reduce its exposure to price fluctuations. These transactions generally are swaps or price collars and are entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to reduce the Company's exposure to declines in the market price of natural gas and crude oil. These derivative financial instruments will limit the Company's realized revenues if market prices exceed the contracted ceiling price and limit losses if market prices fall below the contracted floor price. As a result, gains and losses on derivative financial instruments are generally offset by similar changes in the realized price of natural gas and crude oil.

     The Company uses the hedge or deferral method of accounting for these instruments. To qualify as hedges, these instruments must highly correlate to anticipated future production such that the Company's exposure to the effects of price changes is reduced. Income and costs related to these hedging activities are recognized in oil and gas revenues when the commodities are produced. Income and costs on commodity derivative financial instruments that are closed before the hedged production occurs are also deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivative financial instrument and actual oil and gas prices, income or costs are recognized currently to the extent the financial instrument has not offset changes in actual oil and gas prices. Any realized income and costs that are deferred at the balance sheet date are included in net current assets or liabilities.

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

     Foreign Currency Translation - The U.S. dollar is the functional currency for all of the Company's existing foreign operations, as predominantly all transactions in these operations are denominated in U.S. dollars. Prior to the disposition of its Canadian subsidiary in April 1999, the Company's Canadian operations used the applicable local currency as the functional currency. Translation from Canadian dollars to U.S. dollars was performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using primarily a weighted average exchange rate during the period. Adjustments resulting from such translation were included as a separate component of shareholders' equity and as a component of comprehensive income.

     Stock-Based Compensation - The Company accounts for stock-based compensation under the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to or greater than the fair market value of the Company's common stock on the date of grant.

     Concentrations Of Market Risk - The future results of the Company's oil and gas operations will be affected by the market prices of oil and natural gas. The availability of a ready market for natural gas, oil and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas, crude oil and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas, oil and liquid products, the regulatory environment and other regional and political events, none of which can be predicted with certainty.

     The Company operates in various phases of the oil and natural gas industry. The Company's receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by peri-
odic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been and will continue to be immaterial to the Company's results of operations in the long term. Trade receivables are generally not collateralized; however, the Company analyzes customers' and joint venture partners' historical credit positions prior to extending credit. At December 31, 1999 and 1998, the Company had an allowance for doubtful accounts receivable of $2 million and $1 million, respectively.

     For the years ended December 31, 1999, 1998 and 1997, the Company had one customer who accounted for 18%, 15% and 15% of total revenues, respectively. During 1999, the Company had one customer who accounted for 16% and one customer who accounted for 11% of total revenues. In addition, the Company had one customer who accounted for 12% and 21% of total revenues in 1998 and 1997, respectively.

     The Company has a significant portion of its operations in various international areas. The Company's activities in these areas are subject to risks associated with international operations, including political and economic uncertainties, risks of cancellation or unilateral modification of agreements, operating restrictions, currency repatriation restrictions, expropriation, export restrictions, the imposition of new taxes and the increase of existing taxes, inflation, foreign exchange fluctuations and other risks arising out of international government sovereignty over areas in which the operations are conducted. The Company has endeavored to protect itself against political and commercial risks inherent in these operations. There is no certainty that the steps taken by the Company will provide adequate protection.

     Concentrations Of Credit Risk - Derivative financial instruments that hedge the price of oil and natural gas and interest rates are generally executed with major financial or commodities trading institutions which expose the Company to acceptable levels of market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

     Accounting   Pronouncements  -  In  June  1998,  the  Financial  Accounting
Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes standards of accounting for and disclosures of derivative instruments and hedging activities. This statement, as amended, is effective for fiscal years beginning after June 15, 2000. While the Company has not yet completed its evaluation of the impact of this statement, the Company does not believe the statement will have a significant impact on its results of operations as it expects its current derivative activities would continue to qualify under hedge accounting.


3.       Earnings Per  Share

     Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined on the assumption that outstanding stock options have been converted using the average price for the period. For purposes of computing earnings per share in a loss year, common stock equivalents have been excluded from the computation of weighted average common shares outstanding because their effect is antidilutive. For the year ended, December 31, 1997, the assumed conversion of stock options resulted in an additional 3.3 million weighted average common shares included in the diluted earnings calculation.

     Options to purchase 22,515,302 shares of common stock (of which 5 million were issued in connection with the Seagull Merger) and 12,667,983 shares of common stock were outstanding at December 31, 1999 and 1998, respectively, but were not included in the computation of diluted loss per share because the effect of the assumed exercise of these stock options as of the beginning of the year would have an antidilutive effect. These options had exercise prices ranging from $2.11 to $36.55 and expire at various dates through 2009. Options to purchase approximately 1.5 million shares of common stock at $26.44 to $36.53 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares. These options, which as of December 31, 1997 had various expiration dates from 1998 to 2007, remained outstanding at the end of 1997.

4.       Supplemental Disclosures of Cash Flow Information

     Supplemental disclosures of cash flow information (stated in thousands) are as follows:

                                                                               Year Ended December 31,
                                                                  --------------------------------------------------
                                                                       1999             1998              1997
                                                                  ---------------   --------------    --------------
Cash paid during the year for:
 Interest.....................................................      $   94,229        $   54,758        $   49,563
 Income taxes.................................................      $   27,493        $    3,869        $    6,066

     As discussed in Note 5, the Seagull Merger was completed through the issuance of common stock. Therefore, the Seagull Merger increased property, plant and equipment by $1.3 billion, debt by $563 million, other liabilities by $200 million, and equity by $595 million through a noncash transaction that was not reflected in the statement of cash flows. However, $1.8 million of the $33 million of acquisition costs reflected in "investing activities" in the statement of cash flows represents the cash expenses paid in connection with the Seagull Merger, less the cash of Seagull on the date of the Seagull Merger.

5.       Acquisition And Disposition of Assets

     Seagull Merger - On March 30, 1999, the shareholders approved the Seagull Merger. The Seagull Merger has been accounted for as a purchase under generally accepted accounting principles. Because Old Ocean stockholders own a majority of the outstanding shares of common stock of the merged company, the accounting treatment of the Seagull Merger reflects Old Ocean acquiring Seagull in a "reverse purchase." Under this method of accounting, the merged company's historical results for periods prior to the Seagull Merger are the same as Old Ocean's historical results. At the date of the Seagull Merger, assets and liabilities of Old Ocean were recorded based upon their historical costs, and the assets and liabilities of Seagull were recorded at their estimated fair market values.

         The following is a calculation of the purchase price:

     Calculation of the purchase price (in thousands, except per share data):
       Shares of common stock  issued..............................................               64,630
       Average of OEI stock price three days before and after the
          merger announcement......................................................     $          9.09
                                                                                      ----------------------
       Fair value of stock issued..................................................     $        587,484
       Add: Capitalized merger costs...............................................               54,216
                                                                                      ----------------------
       Purchase Price..............................................................     $        641,700
                                                                                      ======================

     Capitalized merger costs consisted primarily of severance costs of Seagull ($19 million), value of Seagull stock options maintained by OEI ($17 million), investment banking fees ($10 million), and other transaction fees and professional expenses ($8 million). In addition, merger costs of $50 million were expensed through December 31, 1999. These costs consisted primarily of Old Ocean's severance costs ($30 million), the write-off of certain costs relating to Old Ocean's information technology system ($14 million) and compensation expense related to the vesting of Old Ocean's restricted stock ($6 million). As of December 31, 1999, $23 million of Old Ocean's severance costs have been paid.

     Disposition of Assets - The Company disposed of the following assets in 1999 primarily using the proceeds to repay existing long-term debt:

-    ENSTAR for net proceeds of $287 million;

- Domestic properties located in the Arkoma Basin and Gulf of Mexico for net proceeds of $231 million and $66 million, respectively; and

-    Canadian subsidiary for net proceeds of $68 million.

     The following reflects the results of operations of the disposed assets (in thousands):

                                                                                  Year Ended December 31,
                                                                        --------------------------------------------
                                                                                 1999                   1998
                                                                        -----------------------   ------------------
ENSTAR:
   Revenues.......................................................        $      38,281             $      93,592
   Operating profit...............................................                4,961                    23,143

Domestic Properties:
   Revenues.......................................................               35,894                    64,864
   Operating profit...............................................               14,516                    21,130

Canada:
   Revenues.......................................................                7,316                    19,232
   Operating profit (loss) (including impairment).................              (21,123)                    4,941

     Unaudited Pro Forma Information - The following table sets forth summary unaudited pro forma condensed combined financial and operating data which are presented to give effect to the Seagull Merger, the repurchase of outstanding debt, and the sales of ENSTAR, the Canadian subsidiary and the Gulf of Mexico and Arkoma oil and gas assets as if each event had occurred as of January 1, 1998. Accordingly, Seagull Merger expense, the extraordinary loss on repurchase of debt and the results of operations of the disposed assets, including the impairment of Canadian assets, are excluded from net income. The information does not purport to be indicative of actual results, if any of these transactions had been in effect for the periods indicated, or of future results. The information was prepared based on the following assumptions:

     - The Seagull Merger, the sales of ENSTAR, the Canadian subsidiary and the Gulf of Mexico and Arkoma oil and gas assets, and the repurchase of the outstanding debt are assumed to have occurred as of January 1, 1998;

     - certain costs that Seagull had expensed under the successful efforts method of accounting are capitalized under the full cost method of accounting;

     - depreciation, depletion and amortization expense of Seagull is calculated in accordance with the full cost method of accounting applied to the adjusted basis of the properties acquired using the purchase method of accounting;

     - a decrease in interest expense results from the revaluation of Seagull debt under the purchase method of accounting, including the elimination of amortization of historical debt issuance costs, and from the repurchase of outstanding public debt;

     - the proceeds from the asset sales were used to pay down debt at January 1, 1998; and

     - the related income tax effects of these adjustments are recorded based on the applicable statutory tax rate.


                         Unaudited Pro Forma Information
                  (Amounts in Thousands Except Per Share Data)

                                                                                  Year Ended December 31,
                                                                        --------------------------------------------
                                                                                 1999                   1998
                                                                        -----------------------   ------------------
Revenues..........................................................      $       749,413             $     757,986
Net income (loss) available to common shareholders................               56,804                  (387,321)
Basic and diluted earnings (loss) per share.......................                0.34                     (2.36)


     1998 Transactions - Merger costs of $39 million relating to the Company's merger with UMC were recorded in the first quarter of 1998. These costs consisted primarily of investment banking and other transaction fees, employee severance and relocation costs as well as the write-off of deferred financing costs related to the former credit facilities replaced by the OEI Credit Facility in March 1998. All such costs were paid in 1998.

     In November 1998, the Company completed the acquisition of incremental interests in several North American oil and gas properties in which it already owned a working interest. The properties were acquired from John Hancock Mutual Life Insurance Company for a net purchase price of $38 million. The acquisition was financed through the issuance of Series A Convertible Preferred Stock.

     In December 1998, the Company completed its acquisition of certain contract interests in Angola for $39 million. In September 1998, the Company acquired additional contract interests in certain production sharing contracts in Cote d'Ivoire for a net purchase price of $20 million.

     1997 Transactions - In March 1997, the Company completed an acquisition of certain interests in various state leases in the Main Pass Block 69 field (the "Main Pass Acquisition"), offshore Plaquemines Parish, Louisiana, for a net purchase price of $56 million. The Main Pass Acquisition included interests situated contiguous to the Company's existing Main Pass 69 holdings acquired in June 1992.

     In October 1997 the Company acquired certain oil and gas interests in various federal leases in the South Pass 61 and 65 fields for a net purchase price of $60 million and became operator of the properties.

     In 1997, the Company acquired additional interests in various domestic properties it operates and in which it holds an existing working interest position from several of its institutional partners for a net cost of approximately $50 million.

     Subsequent Sale - In January 2000 the Company announced that it had executed a purchase and sale agreement to sell all its interests and assets in its East Bay Complex located in the Mississippi Delta Region of the Gulf of Mexico for an agreed price of $86 million. The transaction is expected to close March 31, 2000.


6.       Other Noncurrent Assets

Other noncurrent assets (stated in thousands) include the following:

                                                                                          December 31,
                                                                             ---------------------------------------
                                                                                   1999                 1998
                                                                             ------------------   ------------------
Oil and gas imbalances (net of current portion of $5 million in 1999)...       $      20,099        $       6,491
Deferred financing costs................................................              28,336               31,821
Restricted deposits.....................................................                 168               10,773
Other...................................................................               8,174                4,631
                                                                             ------------------   ------------------
                                                                               $      56,777        $      53,716
                                                                             ==================   ==================

     Oil and Gas Imbalances - As discussed in Note 2, the Company records oil and gas revenues following the entitlements method of accounting for production.

     Deferred Financing Costs - Deferred financing costs represent financing costs incurred in connection with the execution of various debt facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt.

     Restricted Deposits - At December 31, 1998, the Company, as the operator of certain oil and gas properties, was party to two escrow agreements which required monthly deposits into an escrow account.

These deposits were to provide for the future plugging and abandonment costs associated with the oil and gas properties. The escrow balances, which totaled approximately $11 million at December 31, 1998, were released in 1999.

7.    Debt

Long-term debt consisted of the following at December 31, 1999 and 1998 (in thousands):

                                                                                         December 31,
                                                                             ---------------------------------------
                                                                                   1999                 1998
                                                                             ------------------   ------------------
Credit Facilities (average interest rate of 6.3%) due 2004..............       $     300,000        $           -
OEI Credit Facility (average interest rate of 7.0%).....................                   -              357,000
Public Notes of Old Ocean:
   8 1/4% Senior Notes, due July 2018...................................             125,000              125,000
   7 5/8% Senior Notes, due July 2005...................................             125,000              125,000
   10 3/8% Senior Subordinated Notes, due October 2005..................                   -              150,000
   9 3/4% Senior Subordinated Notes, due October 2006...................               1,783              159,318
   8 7/8% Senior Subordinated Notes, due July 2007......................             199,745              199,711
   8 3/8% Senior Subordinated Notes, due July 2008......................             250,000              250,000
Public Notes Assumed in the Seagull Merger:
   7 7/8% Senior Notes, due August 2003.................................              98,553                    -
   7 1/2% Senior Notes, due September 2027..............................             125,172                    -
   8 5/8% Senior Subordinated Notes, due August 2005....................              99,559                    -
Monetary Production Payment Assumed in the Seagull Merger...............              12,599                    -
Other...................................................................               9,650                6,697
                                                                             ------------------   ------------------
                                                                                   1,347,061            1,372,726
Less:  Current maturities...............................................             (13,651)                (836)
                                                                             ------------------   ------------------
Total Long-Term Debt....................................................       $   1,333,410        $   1,371,890
                                                                             ==================   ==================

     Credit Facilities - Concurrent with the closing of the Seagull Merger on March 30, 1999, the Company entered into two new credit facilities (the "Credit Facilities") which replaced the existing credit facilities of both Old Ocean and Seagull. The Credit Facilities consisted of a $500 million five-year revolving facility and a renewable $300 million 364-day facility with a one-year term loan option. In December 1999 the $300 million facility was replaced with a $200 million facility with substantially the same terms. The Credit Facilities bear interest, at the Company's option, at LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. As of December 31, 1999, borrowings outstanding against the Credit Facilities totaled $300 million and Letters of Credit totaled $44 million, leaving $356 million of available credit.

     Tender Offer - On November 9, 1999, the Company announced a tender offer to repurchase $150 million of the 10 3/8% Senior Subordinated Notes and $160 million of the 9 3/4% Senior Subordinated Notes. As a result of the tender offer, the Company repurchased on December 10, 1999 all of the 10?% Senior Subordinated Notes and $158 million of the 9 3/4% Senior Subordinated Notes. The repurchase of these Notes was funded with available cash balances and borrowings under the Credit Facilities. In connection with this repurchase, the Company recorded an after-tax extraordinary loss of $23 million, or $0.16 per basic and diluted share, during the fourth quarter of 1999. The extraordinary loss includes a current tax benefit of approximately $13 million.

     7 7/8% Senior Notes - In connection with the Seagull Merger, the Company assumed $100 million of 7 7/8% Senior Notes (the "7 7/8% Notes"). The 7 7/8% Notes bear interest at 7 7/8% per annum and are not redeemable prior to maturity or subject to any sinking fund.

     7 1/2% Senior Notes - In connection with the Seagull Merger, the Company assumed $150 million of 7 1/2% Senior Notes (the "7 1/2% Notes"), recorded at a discount of $26 million. The 7 1/2% Notes are not redeemable prior to maturity and are not subject to any sinking fund.

     8 5/8% Senior Subordinated Notes - In connection with the Seagull Merger, the Company assumed $100 million of 8 5/8% Senior Subordinated Notes (the "8 5/8% Notes"). The 8 5/8% Notes bear interest at 8 5/8% per annum and are not subject to any sinking fund.

     Monetary Production Payment - In connection with the Seagull Merger, the Company assumed a monetary production payment. The investors receive 99% of the operating cash flow from the properties, less funds required for working capital purposes, until they reach a stated rate of return. Payout is expected to occur sometime during the year 2000. The monetary production payment is included in current maturities at December 31, 1999.

     Notes Offering - On July 8, 1998, the Company closed an offering of $500 million Senior and Senior Subordinated Notes receiving net proceeds of approximately $488 million, after deducting underwriting discounts and expenses. The offering comprised three separate indentures including $125 million of 7 5/8% Senior Notes, $125 million of 8 1/4% Senior Notes, and $250 million of 8 3/8% Senior Subordinated Notes. On September 21, 1998, the Company filed a registration statement on Form S-4 with the SEC to exchange the Notes for publicly-traded instruments with identical terms. The exchange offer was completed on October 23, 1998.

     OEI Credit Facility - Concurrent with the closing of the UMC Merger on March 27, 1998, the Company entered into a five-year unsecured revolving credit facility (the "OEI Credit Facility"). The OEI Credit Facility provided for various borrowing options under either a base rate or Eurodollar margin rates. As of December 31, 1998, total borrowings outstanding against the OEI Credit Facility were approximately $357 million.

     8 7/8% Senior Subordinated Notes - In 1997, the Company issued $200 million of 8 7/8% Senior Subordinated Notes due 2007 (the "8 7/8% Notes") at a discount for proceeds of approximately $195 million (after offering costs). Proceeds to the Company were used primarily to finance the purchase of outstanding public debt and to repay outstanding indebtedness under the existing credit facility.

     The Company's senior and senior subordinated debt are general unsecured obligations of the Company and are guaranteed by Ocean Louisiana, a direct subsidiary of the Company, but are subordinate to the Credit Facility. The Company's debt contains conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and its subsidiaries and entering into sale and leaseback transactions and the maintenance of certain financial ratios. Under the most restrictive of these provisions, approximately $150 million was available for payment of cash dividends on common stock or to repurchase common stock as of December 31, 1999.

     Other Disclosures - In 1997, the Company repurchased approximately $125 million of outstanding public debt resulting in an extraordinary loss of $19 million, net of a deferred tax benefit of $12 million.

     At December 31, 1998, the Company was party to a fixed LIBOR interest rate swap contract that provided for fixed interest rates plus interest rate margins to be realized on notional amounts of $45 million. The contract expired in January 1999.

     Annual Maturities - At December 31, 1999, the Company's aggregate annual maturities of long-term debt are $14 million, $1 million, $1 million, $101 million and $301 million for the years 2000, 2001, 2002, 2003 and 2004, respectively.


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

                                                                            December 31,
                                                 -------------------------------------------------------------------
                                                              1999                               1998
                                                 --------------------------------   --------------------------------
                                                   Carrying         Estimated         Carrying          Estimated
                                                    Amount          Fair Value         Amount          Fair Value
                                                 --------------   ---------------   --------------    --------------
Liabilities:
   Debt.....................................     $  1,347,061     $  1,297,959      $  1,372,726      $  1,349,030
Commodity hedging instruments:
   In a receivable position..................               -            5,365                 -             7,309
   In a payable position.....................               -           (9,552)                -                 -

     Debt - The fair value of the public debt is estimated based on quoted market prices for the same or similar issues. The carrying amount of all other debt approximates fair value because these instruments bear interest at rates tied to current market rates or mature in one year.

     Commodity Hedging Instruments - The fair value of the Company's commodity hedging instruments is the estimated amount the Company would receive or pay to settle the applicable commodity hedging instrument at the reporting date, taking into account the difference between market prices or index prices at year-end and the contract price of the commodity hedging instrument. Certain of the Company's commodity hedging instruments, primarily swaps and options, are off balance sheet transactions and, accordingly, no respective carrying amounts for these instruments were included in the accompanying consolidated balance sheets.

     As of December 31, 1999, the Company had hedged approximately 9.5 million barrels of oil and 18.3 Bcf of natural gas, representing approximately 35% and 11% of its expected 2000 crude oil and natural gas production, respectively. Assuming current strip prices, the average price of hedged production is estimated at $20.93 per Bbl for crude oil and $2.75 per Mcf for natural gas.

     The results of hedging increased (decreased) oil and natural gas revenues by approximately $(52) million, $25 million and ($1) million for the years ended December 31, 1999, 1998 and 1997, respectively.

9.   Other Noncurrent Liabilities and Deferred Revenue

                                                                                          December 31,
                                                                             ---------------------------------------
                                                                                   1999                 1998
                                                                             ------------------   ------------------
Deferred revenue........................................................       $      71,845        $           -
Oil and gas imbalances (net of current portion of $3 million in 1999)...              14,968                5,286
Supplemental benefit and deferred directors fee plans...................               8,361                    -
Redeemable bearer shares................................................               6,160                    -
Deferred income taxes...................................................                   -                8,010
Other...................................................................              18,763                7,649
                                                                             ------------------   ------------------
                                                                               $     120,097        $      20,945
                                                                             ==================   ==================

     Deferred Revenue - In 1999, the Company entered into a prepaid crude oil sales contract to deliver approximately 5,600 barrels of crude oil per day beginning in February 2000 through May 2003. In exchange for the crude oil to be provided, the Company received an advance payment of approximately $100 million. The Company has the option to satisfy contract delivery requirements with crude oil purchased from third parties or from oil it produces. The obligation associated with the future delivery of the crude oil has been recorded as deferred revenue and is being amortized into revenue as scheduled deliveries of crude oil are made.

     Oil and Gas Imbalances - As discussed in Note 2, the Company records oil and gas revenues following the entitlements method of accounting for production.

     Supplemental Benefit and Deferred Directors Fee Plans - Supplemental benefit and deferred directors fee plans represent the Company's obligation under its executive supplemental retirement plan, the deferred directors fee plan and other supplemental benefit plans.

     Redeemable Bearer Shares - As a result of the Seagull Merger, the Company assumed an obligation in the form of an interest-free loan which is repayable on demand only to the extent certain bearer share warrants are presented for exchange prior to July 2008. At that time, the obligation will cease and remaining cash will revert to the Company as an increase in additional paid-in-capital.


10. Shareholders' Equity

     The following table reflects the activity in shares of the Company's common stock and preferred stock during the three years ended December 31, 1999:

                                                                                Year Ended December 31,
                                                                  ----------------------------------------------------
                                                                       1999               1998             1997
                                                                  ----------------   ---------------  ----------------
Common Stock Outstanding:
   Shares at beginning of year................................      101,753,646        100,109,241       91,741,503
   Shares issued in connection with Seagull Merger............       64,629,732                  -                -
   Exercise of common stock options...........................          596,603          1,084,405        1,110,277
   Issuance of common stock...................................                -                  -        7,254,000
   Issuance of restricted stock...............................                -            560,000                -
   Other......................................................                -                  -            3,461
                                                                  ----------------   ---------------  ----------------
   Shares at end of year......................................      166,979,981        101,753,646      100,109,241
                                                                  ================   ===============  ================

Preferred Stock Outstanding:
   Shares at beginning of year................................           50,000                  -               -
   Issuance of preferred stock................................                -             50,000               -
                                                                  ----------------   ---------------  ----------------
   Shares at end of year......................................           50,000             50,000               -
                                                                  ================   ===============  ================

Treasury Stock Outstanding:
   Shares at beginning of year................................                -                  -               -
   Shares assumed in connection with Seagull Merger...........         (472,278)                 -               -
   Purchase of shares.........................................         (394,000)                 -               -
   Contribution of shares to ESOP.............................          488,107                  -               -
                                                                  ----------------   ---------------  ----------------
   Shares at end of year......................................         (378,171)                 -               -
                                                                  ================   ===============  ================


     Preferred Stock - The Company is authorized to issue 10,000,000 shares of preferred stock, par value $1.00 and $0.01 per share at December 31, 1999 and 1998, respectively, in one or more series. On November 10, 1998, the Company completed a private placement of 50,000 shares of Convertible Preferred Stock for $38 million of oil and gas properties and $12 million cash from one of its institutional investors and an affiliate of such investor. The preferred stock has a 6.5% cumulative dividend payable semi-annually and ranks senior to the Company's common stock with respect to dividend distribution and distribution upon liquidation. Upon liquidation, the holders of the preferred shares are entitled to receive $1,000 per share, plus any accrued and unpaid dividends. The conversion price of the shares is $15.00.

     Treasury Stock - In connection with the Seagull Merger, the Company acquired 472,000 shares of treasury stock.

In December 1999, the Company purchased 394,000 shares of stock in the open market for $2.8 million and subsequently contributed 488,000 shares of treasury stock to its Employee Stock Option Plan.

     Preferred Share Purchase Rights - The Company has a Share Purchase Rights Plan to protect the Company's shareholders from coercive or unfair takeover tactics. Under this Plan, each outstanding share and each share of common stock subsequently issued has attached to it one Right, exercisable at $30.75, subject to certain adjustments. In the event a person or group acquires 10% or more of the outstanding common stock, or in the event the Company is acquired in a merger or other business combination or 50% or more of the Company's consolidated assets or earning power is sold, each Right entitles the holder to purchase $30.75 worth of shares of common stock of the Company or of the acquiring company, as the case may be, for half of the then-current, per-share market prices.

     The Rights, under certain circumstances, are redeemable at the option of OEI's Board of Directors at a price of $0.005 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 10% threshold. If any person or group acquires 10% or more (but less than 50%) of the Company's outstanding common stock, the Board may, at its option, issue common stock in exchange for all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock for each two shares of common stock for which each Right is then exercisable, subject to adjustment. The Rights expire on May 21, 2000.


11. Benefit Plans

     Stock Option Plans - The Company currently has various stock option plans. The stock options generally become exercisable over a three-year period and expire 10 years after the date of grant. At December 31, 1999, approximately 3 million shares of common stock were available for grant. Information relating to stock options is summarized as follows:

                                      1999                           1998                           1997
                           ---------------------------- ------------------------------- -----------------------------
                                            Weighted                       Weighted                      Weighted
                                            Average                         Average                       Average
                                            Exercise                       Exercise                      Exercise
                                           Price Per                       Price Per                     Price Per
                              Shares         Share          Shares           Share         Shares          Share
                           -------------- ------------- ---------------- -------------- -------------- --------------
Balance outstanding -
  Beginning of year........   12,667,983     $ 13.42        9,334,600       $ 12.34       8,090,322       $  9.30
    Seagull options
      assumed at merger
      date.................    5,414,601     $ 16.16                -            -                -             -
    Granted................    5,261,000     $  7.23        7,960,300       $ 17.80       2,423,590       $ 20.87
     Exercised.............     (596,603)    $  5.64       (1,084,405)      $  8.07      (1,111,886)      $  7.07
     Forfeited.............     (231,679)    $  8.84       (3,542,512)      $ 22.05         (67,426)      $ 41.09
                           -------------- ------------- ---------------- -------------- -------------- --------------
Balance outstanding -
  End of year..............   22,515,302     $ 12.88       12,667,983       $ 13.42       9,334,600       $ 12.34
                           ============== ============= ================ ============== ============== ==============
Options exercisable -
   End of year.............   17,559,619     $ 14.45        8,009,163       $ 12.77       4,167,056       $  8.19
                           ============== ============= ================ ============== ============== ==============


     The weighted average fair value of stock options granted during 1999, 1998 and 1997 was $4.28, $11.42 and $10.56 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model. The model assumed expected volatility of 65%, 61% and 43% to 54%, weighted average risk-free interest rates of 5.24%, 4.73% to 5.75%, and 6.16% to 6.83%, for grants in 1999, 1998 and 1997, respectively, and an expected dividend yield of 0% and an expected life of 5.0 to 6.5 years for each of the three years. Actual value realized, if any, is dependent on the future performance of Ocean common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

     Information relating to stock options outstanding at December 31, 1999 is summarized as follows:

                                   Options Outstanding                              Options Exercisable
                  ------------------------------------------------------  -----------------------------------------
                                           Weighted         Weighted
                        Number             Average           Average           Number              Weighted
                      Outstanding         Remaining         Exercise       Exercisable at           Average
     Range of             at             Contractual        Price Per       December 31,         Exercise Price
 Exercise Prices   December 31, 1999         Life             Share             1999               Per Share
                  --------------------  ---------------   --------------  -----------------   ---------------------
   $2.11 -  6.80         2,324,551           4.9              $  4.84          2,324,551             $  4.84
   $6.81 -  6.90         4,348,000           8.8              $  6.81            131,500             $  6.81
   $6.91 -  8.75         3,722,512           5.3              $  8.47          3,703,345             $  8.47
   $8.76 - 12.00         3,561,991           5.2              $ 10.68          2,862,541             $ 10.82
  $12.01 - 22.00         4,490,517           5.1              $ 17.57          4,490,517             $ 17.57
  $22.01 - 36.55         4,067,731           4.9              $ 24.77          4,047,165             $ 24.78
                  --------------------  ---------------   --------------  -----------------   ---------------------
                        22,515,302           5.8              $ 12.88         17,559,619             $ 14.45
                  ====================  ===============   ==============  =================   =====================


     All outstanding options were issued at an exercise price equal to fair market value or greater of the Company's common stock as of the date of grant. Accordingly, as discussed in Note 2 for the years ended December 31, 1999, 1998 and 1997, no compensation expense relating to these options was recognized in the Company's results of operations. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant dates for awards made after December 31, 1994 under those plans, the Company's net income (loss) and earnings (loss) per share would have been restated to the pro forma amounts (stated in thousands except per-share data) indicated below:

                                                                             Year Ended December 31,
                                                                --------------------------------------------------
                                                                     1999              1998             1997
                                                                ---------------    --------------   --------------
Net income (loss):
   As reported................................................    $   (43,838)       $  (406,879)     $   42,919
   Pro forma..................................................        (71,019)          (427,166)         36,001

Earnings (loss) per share:
   Basic:                  As reported........................    $    (0.31)        $    (4.04)      $     0.46
                           Pro forma..........................    $    (0.49)        $    (4.43)      $     0.39

   Diluted:                As reported........................    $    (0.31)        $    (4.04)      $     0.44
                           Pro forma..........................    $    (0.49)        $    (4.43)      $     0.37


     Under SFAS No.  123,  the  acceleration  of  vesting of options  due to the
Seagull Merger resulted in the recognition of all remaining pro forma unamortized compensation expense relating to those options in the calculation of the 1999 pro forma amounts above.

     Restricted Stock - In November 1998 the Company awarded a total of 560,000 shares of restricted stock with a fair market value of $10.25 per share and a three-year vesting period to six executive officers at no cost to the employees. Upon the completion of the Seagull Merger, any unvested shares automatically became vested and all restrictions lapsed.

     Other Benefit Plans - The Company has various other benefit plans, primarily in the form of profit sharing and thrift plans. Collectively, Company contributions to these plans were approximately $6 million, $2 million and $2 million in 1999, 1998 and 1997, respectively and were included in operating and general and administrative expenses.

12.  Income Taxes

     The income (loss) before income taxes and the components of income tax expense (benefit) for each of the years ended December 31, 1999, 1998 and 1997 (stated in thousands) were as follows:

                                                                               Year Ended December 31,
                                                                 -----------------------------------------------------
                                                                      1999               1998               1997
                                                                 ---------------    ----------------    --------------
Income (loss) before income taxes and extraordinary item:
   Domestic...................................................     $  (67,739)        $  (494,687)        $   82,542
   Foreign....................................................         46,115            (121,891)            20,670
                                                                 ---------------    ----------------    --------------
                                                                   $  (21,624)        $  (616,578)        $  103,212
                                                                 ===============    ================    ==============

Current income tax expense (benefit):
   Federal....................................................     $   21,577         $       321         $      169
   Foreign....................................................         20,074               3,512              4,716
   State......................................................          6,400                 (18)             1,335
                                                                 ---------------    ----------------    --------------
     Total current............................................         48,051               3,815              6,220
                                                                 ---------------    ----------------    --------------
Deferred  income tax expense (benefit):
   Federal....................................................        (38,179)           (198,798)            28,278
   Foreign....................................................         (2,362)            (13,131)             5,408
   State......................................................         (7,582)             (1,585)             1,086
                                                                 ---------------    ----------------    --------------
     Total deferred...........................................        (48,123)           (213,514)            34,772
                                                                 ---------------    ----------------    --------------
Income tax expense (benefit)..................................     $      (72)        $  (209,699)        $   40,992
                                                                 ===============    ================    ==============

     In addition, the Company incurred tax expense (benefit) of $1 million on discontinued operations in 1999 and $(13) million and $(12) million on extraordinary items in 1999 and 1997, respectively.

     As of December 31, 1999 and 1998, the Company and its subsidiaries had U.S. federal net operating loss (NOL) carryforwards of approximately $81 and $193 million, respectively, which will expire in the year 2018.

     For federal income tax purposes, certain limitations are imposed on an entity's ability to utilize its NOLs in future periods if a change of control, as defined for federal income tax purposes, has taken place. In general terms, the limitation on utilization of NOLs and other tax attributes during any one year is determined by the value of an acquired entity at the date of the change of control multiplied by the then-existing long-term, tax-exempt interest rate. The manner of determining an acquired entity's value has not yet been addressed by the Internal Revenue Service. The Company has determined that, for federal income tax purposes, a change of control has occurred. However, the Company does not believe such limitations will significantly impact the Company's ability to utilize the NOLs.

     Income tax expense (benefit) for each of the years ended December 31, 1999, 1998 and 1997 (stated in thousands) was different than the amount computed using the federal statutory rate (35%) for the following reasons:

                                                                               Year Ended December 31,
                                                                  --------------------------------------------------
                                                                       1999             1998              1997
                                                                  ---------------   --------------    --------------
Amount computed using the statutory rate......................      $   (7,568)       $ (215,802)       $   36,125
Increase (reduction) in taxes resulting from:
   Net book deductions not available for tax due to differences
     in book/tax basis........................................             283             2,337               329
   Tax gain in excess of book gain............................           9,045             2,310                 -
   Nondeductible merger costs.................................               -             7,103                 -
   State and local income taxes, net of federal effect........            (768)           (1,575)            1,430
   Taxation of foreign operations, net of federal effect......           7,309           (10,114)            3,020
   Accrual to actual adjustments..............................          (1,816)            1,072               459
   Increase (decrease) in deferred tax asset valuation allowance        (6,570)            4,476                 -
   Other......................................................              13               494              (371)
                                                                  ---------------   --------------    --------------
Income tax expense (benefit)..................................      $      (72)       $ (209,699)       $   40,992
                                                                  ===============   ==============    ==============

     The net decrease in the valuation allowance for the year ended December 31, 1999 of approximately $6.6 million included $4.5 million related to the utilization in 1999 of net operating loss carryforwards expiring in 1999 for which a valuation allowance had previously been provided. The remaining change for 1999 is related to management's belief that, due to events occurring in the year of change, it is more likely than not such deferred tax assets, for which a valuation allowance had previously been established, will be realized.

     The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 1999, 1998 and 1997 (stated in thousands) were as follows:

                                                                              Year Ended December 31,
                                                                  -------------------------------------------------
                                                                       1999             1998             1997
                                                                  ---------------  ----------------  --------------
Deferred tax expense (benefit) exclusive of the effects of
   other  components listed below.............................      $  (41,553)      $  (217,990)      $   34,772
Increase (decrease) in deferred tax asset valuation allowance.          (6,570)            4,476                -
                                                                  ---------------  ----------------  --------------
                                                                    $  (48,123)      $  (213,514)      $   34,772
                                                                  ===============  ================  ==============


     The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 1999 and 1998 (stated in thousands) were as follows:

                                                                                Year Ended December 31,
                                                                         ---------------------------------------
                                                                               1999                 1998
                                                                         -----------------    ------------------
Deferred tax assets:
   Excess of tax basis in oil and gas properties over basis for
     financial reporting purposes....................................      $     131,796        $     136,820
   Deferred revenue..................................................             35,000                    -
   Net operating loss carryforwards..................................             28,317              108,583
   Percentage depletion carryforwards................................              2,688                2,969
   Investment tax credit carryforwards...............................                 25                   25
   Alternative minimum tax credit carryforwards......................             24,415                4,187
   Other.............................................................             17,573                  886
                                                                         -----------------    ------------------
Deferred tax assets..................................................            239,814              253,470
Less - valuation allowance...........................................               (116)              (6,686)
                                                                         -----------------    ------------------
Net deferred tax assets..............................................            239,698              246,784
Deferred tax liabilities:
   Property, plant and equipment, due to differences in depreciation,
     depletion and amortization......................................             (3,596)             (35,528)
   Other.............................................................                  -               (2,676)
                                                                         -----------------    ------------------
Deferred tax liabilities.............................................             (3,596)             (38,204)
                                                                         -----------------    ------------------
Net deferred tax assets..............................................            236,102              208,580
Less - reclassification to current deferred assets (liabilities).....             (2,696)               1,234
                                                                         -----------------    ------------------
Net non-current deferred tax assets..................................      $     233,406        $     209,814
                                                                         =================    ==================

13.  Related Party Transactions

     The Company conducts a portion of its oil and gas activities in conjunction with a group of institutional and corporate investors that participate in certain of the Company's acquisition, development and exploration programs, and provide the Company with certain carried interests and management fees. Management fee income of $0.3 million, $3 million and $3 million, related to the years ended December 31, 1999, 1998 and 1997, respectively, is included in operating expenses.

     During 1999, the Company paid fees of $4.9 million to Merrill Lynch & Co., Inc. for financial advisory services related to the Seagull Merger. A member of the Company's Board of Directors also serves on the Board of Merrill Lynch & Co., Inc.

     During 1999, the Company paid fees totaling $1.1 million to the law firm of Vinson & Elkins, L.L.P. to perform various legal services for the Company. A member of the Company's Board of Directors is of counsel with Vinson and Elkins, L.L.P.

     The Company pays an annual consulting fee of $425,000 from June 1, 1999 through May 31, 2002 to a member of the Company's Board of Directors.

     During 1999, 1998 and 1997, the Company paid $0.6 million, $0.8 million and $1.5 million, respectively, to an affiliate of a stockholder associated with an overriding royalty interest owned by it.

     Effective January 1, 2000, the Company pays an annual salary of $100,000 to the former Chairman of the Board of Directors of the Company for a period of two years. In addition, severance benefits of $5.4 million paid to the former Chairman have been included in Merger expenses for the year ended December 31, 1999.

     Effective November 1, 1995, the Company entered into a consulting agreement for geological services with a party related to a former officer of the Company. The original term of this agreement expired on October 31, 1999 and the contract is now on a month-to-month basis. In 1999, 1998, and 1997, the Company paid approximately $127,000, $135,000 and $108,000, respectively, relating to the agreement.

     Management believes that all transactions with the aforementioned entities are under normal industry terms and conditions.


14.  Commitments And Contingencies

     Marketing Contract - Approximately 90% of the Company's monthly domestic gas production is being sold at market prices pursuant to a purchase and sale agreement with Duke Energy Trading and Marketing, L.L.C. The agreement is in effect through September 30, 2000.

     Transportation Commitments - The Company has entered into various agreements for transportation of specified quantities of natural gas with estimated future minimum transportation expense payments required for years ending December 31, 2000 through 2004 of $6 million, $3 million, $3 million, $2 million and $2 million, respectively.

     Lease Commitments - The Company leases certain office space and equipment under operating lease arrangements which require future minimum rental payments ranging between $4 million and $8 million in each of the years 2000 through 2004, and total less than $100,000 for all subsequent years. Total rental expense under operating leases was approximately $5 million, $4 million, and $3 million in 1999, 1998, and 1997, respectively.

     Other - The Company is a party to other ongoing litigation in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on its financial condition, results of operations and cash flows, if any, will not be material.


15.  Supplemental Oil and Gas Information (Unaudited)

     As discussed in Note 5, during 1999, the Company sold its Canadian subsidiary and portions of its domestic assets in the Arkoma and Gulf of Mexico regions. Also, as a result of the Seagull Merger, the Company acquired additional foreign operations primarily in Egypt, Russia and Indonesia, and increased its domestic and COte d'Ivorian operations. In the following tables "Other International" information includes primarily Indonesia and Russia at December 31, 1999 and Canada at December 31, 1998 and 1997.

         Capitalized Costs Relating to Oil and Gas Producing Activities
                             (amounts in thousands)

                                                      Cote       Equatorial                     Other
                                    Domestic        d'Ivoire      Guinea        Egypt       International    Total
                                  --------------   -----------  ------------  -----------   ------------- ------------
At December 31, 1999:
   Proved ...................      $2,841,940       $227,131    $ 498,747      $ 85,271      $   53,199    $3,706,288
   Unproved .................         371,265              -            -        26,563         109,369       507,197
                                  --------------   -----------  ------------  -----------   ------------- ------------
                                    3,213,205        227,131      498,747       111,834         162,568     4,213,485
   Accumulated depreciation,
    depletion and amortization     (1,707,338)      (112,046)    (203,288)      (18,401)        (20,275)   (2,061,348)
                                  --------------   -----------  ------------  -----------   ------------- ------------
Total Capitalized Costs......      $1,505,867       $115,085    $ 295,459      $ 93,433      $  142,293    $2,152,137
                                  ==============   ===========  ============  ===========   ============= ============

At December 31, 1998:
   Proved ...................      $2,119,574       $203,822     $309,127      $      -      $  127,163    $2,759,686
   Unproved .................         327,015          1,003       74,681             -          85,990       488,689
                                  --------------   -----------  ------------  -----------   ------------- ------------
                                    2,446,589        204,825      383,808             -         213,153     3,248,375
   Accumulated depreciation,
    depletion and amortization     (1,385,738)       (81,484)    (167,740)            -         (56,761)   (1,691,723)
                                  --------------   -----------  ------------  -----------   ------------- ------------

Total Capitalized Costs......      $1,060,851       $123,341     $216,068      $      -      $  156,392    $1,556,652
                                  ==============   ===========  ============  ===========   ============= ============


               Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (amounts in thousands)

                                                  Cote          Equatorial                   Other
                                   Domestic      d'Ivoire        Guinea       Egypt      International    Total
                                  ------------  -----------    -----------  -----------  ------------- -------------
Year  ended December 31, 1999:
Acquisition costs:
   Proved ....................     $  751,266    $ 15,660       $      -     $ 82,673     $  50,717     $   900,316
   Unproved ...................       116,319           -            181       25,855         9,900         152,255
Exploration costs..............        91,207       4,056         16,886        1,063        34,821         148,033
Development costs..............        52,321       2,591         97,873        3,717         3,329         159,831
                                  ------------  -----------    -----------  -----------  ------------- -------------
Total costs incurred...........    $1,011,113    $ 22,307       $114,940     $113,308     $  98,767     $ 1,360,435
                                  ============  ===========    ===========  ===========  ============= =============

Year ended December 31, 1998:
Acquisition costs:
   Proved .....................    $   59,534    $      -       $      -     $      -     $   5,197     $    64,731
   Unproved ..................         46,417           -              -            -        45,799          92,216
Exploration costs .............       261,991      43,745         53,451            -        36,640         395,827
Development costs.............        232,585      29,446  (1)   121,213            -        12,107         395,351
                                  ------------  -----------    -----------  -----------  ------------- -------------
Total costs incurred...........    $  600,527    $ 73,191       $174,664     $      -     $  99,743     $   948,125
                                  ============  ===========    ===========  ===========  ============= =============

Year ended December 31, 1997:
Acquisition costs:
    Proved ....................    $  120,520    $      -       $      -     $      -     $   9,554     $   130,074
    Unproved ..................       113,944           -              -            -         2,423         116,367
Exploration costs .............       153,113      16,240         90,232            -        10,357         269,942
Development costs..............       248,363      23,462  (1)    36,842            -         9,308         317,975
                                  ------------  -----------    -----------  -----------  ------------- -------------
Total costs incurred............   $  635,940    $ 39,702       $127,074     $      -     $  31,642     $   834,358
                                  ============  ===========    ===========  ===========  ============= =============

(1) Amounts do not include $4,125 and $17,229 incurred on the LPG Plant in Cote d'Ivoire in 1998 and 1997, respectively.

     Of the $588 million of net unproved property costs (primarily seismic and lease acquisition costs) at December 31, 1999, being excluded from the amortizable base, $207 million was incurred in 1999, $245 million was incurred in 1998, $133 million was incurred in 1997, and $3 million was incurred in prior years. The majority of the costs will be evaluated over a five-year period.

           Results of Operations for Oil and Gas Producing Activities
                             (amounts in thousands)

                                                     Cote       Equatorial                   Other
                                     Domestic      d'Ivoire      Guinea       Egypt      International     Total
                                   -------------  -----------  -----------  -----------  -------------  ------------
Year Ended December 31, 1999:
   Revenues ....................   $   467,565     $ 50,799     $131,153     $ 58,910      $  27,091     $ 735,518
   Operating expenses(1) .......       161,253       11,390       22,138       10,690         11,510       216,981
   DD&A(2).....................        212,089       20,582       48,262       19,189          9,577       309,699
   Impairment of oil and
       gas properties...........             -            -            -            -         46,403        46,403
   Income tax expense
      (benefit)(3)..............        34,391        6,494       23,956       10,389        (12,032)       63,198
                                   -------------  -----------  -----------  -----------  -------------  ------------
   Results of activities .......    $   59,832    $  12,333    $  36,797    $  18,642      $ (28,367)    $  99,237
                                   =============  ===========  ===========  ===========  =============  ============

 Year Ended December 31, 1998:
   Revenues ....................    $  402,301     $ 26,397     $ 74,220     $      -     $   19,232     $ 522,150
   Operating expenses(1) .......       157,155        7,837       13,010            -          7,074       185,076
   DD&A(2).....................        219,189       11,775       49,980            -          7,220       288,164
   Impairment of oil and
       gas properties ..........       435,768       43,723       60,424            -              -       539,915
   Income tax expense (benefit)(3)    (155,728)     (14,036)     (18,694)           -          1,876      (186,582)
                                   -------------  -----------  -----------  -----------  -------------  ------------
   Results of activities .......    $ (254,083)    $(22,902)    $(30,500)    $      -     $    3,062     $(304,423)
                                   =============  ===========  ===========  ===========  =============  ============

 Year Ended December 31, 1997:
   Revenues ....................    $  423,935     $ 27,803     $ 78,861     $      -     $   18,595     $ 549,194
   Operating expenses(1) .......       121,329        5,602        5,520            -          6,898       139,349
   DD&A(2).....................        175,245       14,555       46,474            -          7,366       243,640
   Income tax expense(3) ......         48,397        2,905       10,209            -          1,646        63,157
                                   -------------  -----------  -----------  -----------  -------------  ------------
   Results of activities........    $   78,964     $  4,741     $ 16,658     $      -     $    2,685     $ 103,048
                                   =============  ===========  ===========  ===========  =============  ============

(1) Operating expenses represent costs incurred to operate and maintain wells and related equipment and facilities. These costs include, among other things, repairs and maintenance, labor, materials, supplies, property taxes, insurance, severance taxes and all overhead expenses directly related to oil and gas producing activities.

(2)  DD&A represents depreciation, depletion and amortization.

(3) Income tax expense (benefit) is calculated by applying the statutory tax rate to operating profit, then adjusting for any applicable permanent tax differences or tax credits and allowances.

                          Reserve Quantity Information

                                                          Cote       Equatorial                   Other
                                          Domestic      d'Ivoire       Guinea        Egypt     International    Total
                                        -------------- ------------  ------------  ----------  -------------  -----------
Proved reserves (MBOE):
 January 1, 1999 .....................    194,106         34,394         41,048          -         22,401        291,949
   Revisions of previous estimates....      7,696          1,036         14,498        (33)         2,469         25,666
   Extensions and discoveries .......      39,131              -              -        271          3,638         43,040
   Purchases of reserves in place ....    141,850          4,705              -     25,700         24,481        196,736
   Sales of reserves in place ........    (63,901)             -              -     (2,173)       (23,639)       (89,713)
   Production ........................    (36,399)        (3,606)        (7,323)    (3,043)        (2,310)       (52,681)
                                        -------------- ------------  ------------  ----------  -------------  -----------
December 31, 1999.....................    282,483         36,529         48,223     20,722         27,040        414,997
                                        ============== ============  ============  ==========  =============  ===========

January 1, 1998 ......................    182,912         27,972         40,014          -         19,693        270,591
   Revisions of previous estimates ...     (4,960)         3,945         (1,659)         -            750         (1,924)
   Extensions and discoveries ........     35,579            467          9,230          -          2,775         48,051
   Purchases of reserves in place ....     12,138          4,395              -          -          1,578         18,111
   Sales of reserves in place ........       (345)             -              -          -           (256)          (601)
   Production.........................    (31,218)        (2,385)        (6,537)         -         (2,139)       (42,279)
                                        -------------- ------------  ------------  ----------  -------------  -----------
December 31, 1998.....................    194,106         34,394         41,048          -         22,401        291,949
                                        ============== ============  ============  ==========  =============  ===========

January 1, 1997.......................    141,532         19,218         19,940          -         13,963        194,653
   Revisions of previous estimates ...      6,110          3,216            441          -            281         10,048
   Extensions and discoveries ........     35,234            780         24,086          -          3,697         63,797
   Purchases of reserves in place ....     28,967          6,608              -          -          3,608         39,183
   Sales of reserves in place ........     (3,246)             -              -          -           (145)        (3,391)
   Production ........................    (25,685)        (1,850)        (4,453)         -         (1,711)       (33,699)
                                        -------------- ------------  ------------  ----------  -------------  -----------
December 31, 1997.....................    182,912         27,972         40,014          -         19,693        270,591
                                        ============== ============  ============  ==========  =============  ===========

Proved developed reserves (MBOE):
   December 31, 1999..................    225,773         13,382         18,381     11,003         18,285        286,824
   December 31, 1998..................    143,603         10,566         10,620          -         21,467        186,256
   December 31, 1997 .................    145,044          8,580         11,482          -         19,693        184,799

Proved developed oil reserves (Mbbl):
   December 31, 1999 ................      74,445          2,836         18,381     10,809         11,929        118,400
   December 31, 1998 ................      64,183          2,251         10,620          -          3,900         80,954
   December 31, 1997 .................     70,632          1,861         11,482          -          3,383         87,358

Proved developed gas reserves (MMcf):
   December 31, 1999 .................    907,968         63,273              -      1,167         38,134      1,010,542
   December 31, 1998 .................    476,522         49,891              -          -        105,401        631,814
   December 31, 1997 .................    446,472         40,313              -          -         97,862        584,647



     The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in economic conditions.

                          Reserve Quantity Information

                                                        Cote       Equatorial                    Other
                                         Domestic     d'Ivoire       Guinea       Egypt        International   Total
                                        ------------ ------------  -----------  -----------   ------------  ------------
Proved Oil Reserves (Mbbl):
January 1, 1999 .....................       82,936        6,437        41,048            -          3,900       134,321
   Revisions of previous estimates ..       10,234        1,358        14,498           33          2,276        28,399
   Extension and discoveries ........        7,682            -             -          271          3,638        11,591
   Purchases of reserves in place ...       14,717        1,009             -       25,360         14,262        55,348
   Sales of reserves in place .......      (12,229)           -             -       (2,173)        (4,473)      (18,875)
   Production .......................      (13,532)      (1,765)       (7,323)      (2,999)        (1,366)      (26,985)
                                        ------------ ------------  -----------  -----------   ------------  ------------
 December 31, 1999....................      89,808        7,039        48,223       20,492         18,237       183,799
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1998 .....................       88,948        5,257        40,014            -          3,383       137,602
   Revisions of previous estimates ..      (11,818)         902        (1,659)           -            397       (12,178)
   Extension and discoveries ........       14,515          373         9,230            -            230        24,348
   Purchases of reserves in place ...        6,256          986             -            -            360         7,602
   Sales of reserves in place .......         (305)           -             -            -            (20)         (325)
   Production .......................      (14,660)      (1,081)       (6,537)           -           (450)      (22,728)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1998....................       82,936        6,437        41,048            -          3,900       134,321
                                        ============ ============  ===========  ===========   ============  ===========

January 1, 1997 .....................       67,717        4,150        19,940            -          3,499        95,306
   Revisions of previous estimates ..          404          854           441            -            192         1,891
   Extension and discoveries ........       16,809          218        24,086            -            181        41,294
   Purchases of reserves in place ...       17,344        1,062             -            -             45        18,451
   Sales of reserves in place .......       (1,167)           -             -            -            (95)       (1,262)
   Production .......................      (12,159)      (1,027)       (4,453)           -           (439)      (18,078)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1997....................       88,948        5,257        40,014            -          3,383       137,602
                                        ============ ============  ===========  ===========   ============  ============


Proved Gas Reserves (MMcf):
January 1, 1999 .....................      667,019      167,743            -             -        111,004       945,766
   Revisions of previous estimates ..      (15,236)      (1,927)           -          (400)         1,171       (16,392)
   Extension and discoveries ........      188,693            -            -             -              -       188,693
   Purchases of reserves in place ...      762,799       22,177            -         2,039         61,311       848,326
   Sales of reserves in place .......     (310,031)           -            -             -       (115,000)     (425,031)
   Production........................     (137,195)     (11,050)           -          (264)        (5,666)     (154,175)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1999....................    1,156,049      176,943            -         1,375         52,820     1,387,187
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1998 .....................      563,783      136,290            -            -          97,862       797,935
   Revisions of previous estimates ..       41,146       18,256            -            -           2,121        61,523
   Extension and discoveries ........      126,388          566            -            -          15,262       142,216
   Purchases of reserves in place ...       35,291       20,455            -            -           7,308        63,054
   Sales of reserves in place .......         (243)           -            -            -          (1,414)       (1,657)
   Production .......................      (99,346)      (7,824)           -            -         (10,135)     (117,305)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1998....................      667,019      167,743            -            -         111,004       945,766
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1997 .....................      442,890       90,410            -            -          62,781       596,081
   Revisions of previous estimates ..       34,234       14,174            -            -             533        48,941
   Extension and discoveries ........      110,547        3,370            -            -          21,102       135,019
   Purchases of reserves in place ...       69,740       33,275            -            -          21,377       124,392
   Sales of reserves in place .......      (12,474)           -            -            -            (301)      (12,775)
   Production........................      (81,154)      (4,939)           -            -          (7,630)      (93,723)
                                        ------------ ------------  -----------  -----------   ------------   ------------
December 31, 1997....................      563,783      136,290            -            -          97,862       797,935
                                        ============ ============  ===========  ===========   ============  ============

     The Company's standardized measure of discounted future net cash flows as of December 31, 1999 and 1998 and changes therein for each of the years 1999, 1998 and 1997 are provided based on the present value of future net revenues from proved oil and gas reserves estimated by internal petroleum engineers in accordance with guidelines established by the Securities and Exchange
Commission. These estimates were computed by applying appropriate year-end prices for oil and gas to estimated future production of proved oil and gas reserves over the economic lives of the reserves and assuming continuation of existing operating conditions. Year-end 1999 and 1998 calculations were made using prices of $23.33 per Bbl and $10.02 per Bbl, respectively, for oil and $2.04 per Mcf and $1.83 per Mcf, respectively, for gas. The Company's average realized prices before hedging for the year ended December 31, 1999 were $17.32 per Bbl and $12.13 per Bbl, respectively, for oil and $2.08 per Mcf and $1.89 per Mcf, respectively for gas. Ocean's average prices before hedging for the month ended January 31, 2000 were $25.27 per Bbl and $2.30 per Mcf for oil and gas, respectively.

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

 Standardized Measure of Discounted Future Net Cash Flows (amounts in thousands)

                                                         Cote       Equatorial                     Other
                                        Domestic       d'Ivoire       Guinea         Egypt      International     Total
                                      -------------- -------------  ------------  ------------  -------------  -------------
December 31, 1999:
  Future cash inflows...............   $4,381,919    $  661,231     $ 1,154,462   $   482,108    $   491,695    $7,171,415
  Future development costs..........     (569,875)     (117,069)       (206,963)      (31,711)       (16,724)     (942,342)
  Future production costs...........   (1,285,846)     (134,778)       (110,286)      (80,438)      (164,770)   (1,776,118)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Future net cash flows before
     income taxes...................    2,526,198       409,384         837,213       369,959        310,201     4,452,955
  10% annual discount ..............     (897,360)     (171,272)       (193,135)      (98,504)      (140,831)   (1,501,102)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Discounted future net cash flows
     before income taxes............    1,628,838       238,112         644,078       271,455        169,370     2,951,853
  Discounted income taxes ..........     (119,771)      (98,239)       (126,548)      (95,762)       (96,115)     (536,435)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Standardized measure of discounted
     future net cash flows..........   $1,509,067     $ 139,873     $   517,530   $   175,693   $     73,255   $ 2,415,418
                                      ============== =============  ============  ============  =============  =============

December 31, 1998:
  Future cash inflows...............   $2,115,600     $ 328,562      $  416,710   $         -    $   217,662    $3,078,534
  Future development costs..........     (374,227)     (111,048)       (214,629)            -         (3,213)     (703,117)
  Future production costs...........     (763,979)     (105,528)        (89,348)            -        (63,547)   (1,022,402)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Future net cash flows before
     income taxes...................      977,394       111,986         112,733             -        150,902     1,353,015
  10% annual discount ..............     (283,902)      (50,347)        (40,066)            -        (61,619)     (435,934)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Discounted future net cash flows
     before income taxes............      693,492        61,639          72,667             -         89,283       917,081
  Discounted income taxes ..........       (8,619)          405           2,222             -         (7,266)      (13,258)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Standardized measure of discounted
     future net cash flows..........   $  684,873     $  62,044      $   74,889   $         -   $     82,017    $  903,823
                                      ============== =============  ============  ============  =============  =============

           Principal Sources of Change in the Standardized Measure of
             Discounted Future Net Cash Flows (amounts in thousands)

                                                                              Year Ended December 31,
                                                                 ---------------------------------------------------
                                                                      1999               1998             1997
                                                                 ----------------   ---------------  ---------------
 Beginning of Year............................................     $   903,823        $ 1,220,407      $ 1,326,514

    Revisions of previous quantity estimates less related costs        312,017            (19,572)          72,113
    Extensions and discoveries less related costs.............         200,617            126,854          558,737
    Purchases of reserves in place............................         900,316             47,290          180,707
    Sales of reserves in place................................        (417,231)              (377)         (28,976)
    Net changes in future prices and production costs.........       1,191,165           (507,478)        (793,915)
    Future development costs incurred during the period.......         159,831            236,170           75,484
    Sales of oil and gas produced, net of production costs....        (518,537)          (333,978)        (424,286)
    Accretion of discount.....................................          91,708            133,906          149,599
    Net changes in income taxes...............................        (523,177)           111,025          210,628
    Changes in production, future development costs,
        timing and other .....................................         114,886           (110,424)        (106,198)
                                                                 ----------------   ---------------  ---------------
                                                                     1,511,595           (316,584)        (106,107)
                                                                 ----------------   ---------------  ---------------
 End of Year..................................................      $2,415,418        $   903,823      $ 1,220,407
                                                                 ================   ===============  ===============


16. Supplemental Guarantor Information

     Ocean Energy, Inc., a Louisiana corporation and wholly-owned subsidiary of the Company ("Ocean Louisiana"), has unconditionally guaranteed the full and prompt performance of the Company's obligations under certain of the notes and related indentures, including the payment of principal, premium (if any) and interest. None of the referenced indentures place significant restrictions on a wholly-owned subsidiary's ability to make distributions to the parent. In order to provide meaningful financial data relating to the guarantor (i.e., Ocean Louisiana on an unconsolidated basis), the following condensed consolidating financial information has been provided following the policies set forth below:

1) Investments in subsidiaries are accounted for by the Company on the cost basis. Earnings of subsidiaries are therefore not reflected in the related investment accounts.

2) Certain reclassifications were made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminating entries eliminate investments in subsidiaries and intercompany balances.

          Supplemental Condensed Consolidating Statements of Operations
           For the Three Years Ended December 31, 1999, 1998 and 1997
                             (Amounts in Thousands)

                                                            Unconsolidated
                                     --------------------------------------------------------------
                                                               Guarantor          Non-Guarantor
                                            OEI               Subsidiary           Subsidiaries      Consolidated OEI
                                     ------------------   --------------------  -------------------  ------------------
1999
Revenues...........................    $           -        $     223,732         $     511,786        $     735,518
Costs of Operations:
   Operating expenses..............                -               82,823               134,158              216,981
   Depreciation, depletion and
     amortization..................            7,712               95,229               214,546              317,487
   Impairment of oil and gas
     properties....................                -                    -                46,403               46,403
   General and administrative......           14,633                7,268                     -               21,901
                                     ------------------   --------------------  -------------------  ------------------
Operating Profit (Loss)............          (22,345)              38,412               116,679              132,746
Interest Expense...................          116,398               13,126               (23,443)             106,081
Merger Expenses....................                -               49,603                     -               49,603
Interest Income and Other..........           (6,238)              (2,576)                7,500               (1,314)
                                     ------------------   --------------------  -------------------  ------------------
Income (Loss) Before Taxes.........         (132,505)             (21,741)              132,622              (21,624)
Income Tax Expense (Benefit).......          (48,364)                 698                47,594                  (72)
                                     ------------------   --------------------  -------------------  ------------------
Income (Loss) from Continuing
   Operations......................          (84,141)             (22,439)               85,028              (21,552)
Income from Discontinued
   Operations, Net of Income Taxes.                -                    -                 1,127                1,127
Extraordinary Loss (Net of Taxes)..          (23,413)                   -                     -              (23,413)
                                     ------------------   --------------------  -------------------  ------------------
Net Income (Loss)..................    $    (107,554)       $     (22,439)        $      86,155        $     (43,838)
                                     ==================   ====================  ===================  ==================

1998
Revenues...........................    $           -        $     307,318         $     214,832        $     522,150
Costs of Operations:
   Operating expenses..............                -              116,424                68,652              185,076
   Depreciation, depletion and
     amortization..................                -              160,353               133,552              293,905
   Impairment of oil and gas
     properties....................                -              399,768               140,147              539,915
   General and administrative......              249               18,116                   844               19,209
                                     ------------------   --------------------  -------------------  ------------------
Operating Loss.....................             (249)            (387,343)             (128,363)            (515,955)
Interest (Income) Expense..........           36,545               42,950               (16,643)              62,852
Merger Expense.....................                -               39,000                     -               39,000
Interest Income and Other..........                -                  552                (1,781)              (1,229)
                                     ------------------   --------------------  -------------------  ------------------
Loss Before Taxes..................          (36,794)            (469,845)             (109,939)            (616,578)
Income Tax Benefit.................          (16,847)            (151,444)              (41,408)            (209,699)
                                     ------------------   --------------------  -------------------  ------------------
Net Loss...........................    $     (19,947)       $    (318,401)        $     (68,531)       $    (406,879)
                                     ==================   ====================  ===================  ==================

1997
Revenues...........................    $           -        $     343,263         $     205,931        $     549,194
Costs of Operations:
   Operating expenses..............                -               87,480                51,869              139,349
   Depreciation, depletion and
     amortization..................                               125,003               123,420              248,423
   General and administrative......              120               14,447                   696               15,263
                                     ------------------   --------------------  -------------------  ------------------
Operating Profit (Loss)............             (120)             116,333                29,946              146,159
Interest (Income) Expense..........           16,115               65,670               (32,651)              49,134
Interest Income and Other..........                -               (2,753)               (3,434)              (6,187)
                                     ------------------   --------------------  -------------------  ------------------
Income (Loss) Before Taxes.........          (16,235)              53,416                66,031              103,212
Income Tax Expense (Benefit).......          (20,585)              57,556                 4,021               40,992
Extraordinary Loss (net of taxes)..                               (19,301)                    -              (19,301)
                                     ------------------   --------------------  -------------------  ------------------
Net Income (Loss)..................    $       4,350        $     (23,441)        $      62,010        $      42,919
                                     ==================   ====================  ===================  ==================

               Supplemental Condensed Consolidating Balance Sheets
                          At December 31, 1999 and 1998
                             (Amounts in Thousands)

                                                 Unconsolidated
                                --------------------------------------------------
                                                   Guarantor       Non-Guarantor     Eliminating       Consolidated
                                     OEI           Subsidiary       Subsidiaries       Entries             OEI
                                --------------   ---------------   ---------------  ---------------   ---------------
December 31, 1999
Assets
Current Assets................    $     3,266      $    60,340       $   226,344      $         -       $   289,950
Intercompany Investments......      2,498,760         (167,761)           (8,925)      (2,322,074)                -
Property,  Plant and Equipment,
   Net........................         22,630          586,164         1,594,216                -         2,203,010
Other Assets..................         72,943          187,393            29,847                -           290,183
                                --------------   ---------------   ---------------  ---------------   ---------------
Total Assets..................    $ 2,597,599      $   666,136       $ 1,841,482       (2,322,074)      $ 2,783,143
                                ==============   ===============   ===============  ===============   ===============

Liabilities and Shareholders' Equity
Current Liabilities...........    $   131,041      $   107,628       $   143,272      $         -       $   381,941
Long-Term Debt................      1,324,811                -             8,599                -         1,333,410
Other Liabilities.............        102,976           11,390             5,731                -           120,097
Shareholders' Equity..........      1,038,771          547,118         1,683,880       (2,322,074)          947,695
                                --------------   ---------------   ---------------  ---------------   ---------------
Total Liabilities and
   Shareholders' Equity.......    $ 2,597,599      $   666,136       $ 1,841,482       (2,322,074)      $ 2,783,143
                                ==============   ===============   ===============  ===============   ===============

December 31, 1998
Assets
Current Assets................    $         -      $    49,680       $   104,101      $         -       $   153,781
Intercompany Investments......      1,645,933          174,608          (410,255)      (1,410,286)                -
Property,  Plant and Equipment,
   Net........................              -          674,598           907,041                -         1,581,639
Other Assets..................         24,686          214,868            31,986                -           271,540
                                --------------   ---------------   ---------------  ---------------   ---------------
Total Assets..................    $ 1,670,619      $ 1,113,754       $   632,873      $(1,410,286)      $ 2,006,960
                                ==============   ===============   ===============  ===============   ===============

Liabilities and Shareholders' Equity
Current Liabilities...........    $    31,271      $   187,878       $    18,033      $         -       $   237,182
Long-Term Debt................      1,009,274          357,000             5,616                -         1,371,890
Other Liabilities.............              -              981            19,964                -            20,945
Shareholders' Equity..........        630,074          567,895           589,260       (1,410,286)          376,943
                                --------------   ---------------   ---------------  ---------------   ---------------
Total Liabilities and
   Shareholders' Equity.......    $ 1,670,619      $ 1,113,754       $   632,873      $(1,410,286)      $ 2,006,960
                                ==============   ===============   ===============  ===============   ===============

          Supplemental Condensed Consolidating Statements of Cash Flows
           For the Three Years Ended December 31, 1999, 1998 and 1997
                             (Amounts in Thousands)

                                                          Unconsolidated
                                     ----------------------------------------------------------
                                                             Guarantor         Non-Guarantor
                                            OEI              Subsidiary         Subsidiaries      Consolidated OEI
                                     ------------------   -----------------   -----------------   ------------------
1999
Cash Flows from Operating
   Activities:
   Net Income (Loss)...............    $    (107,554)       $     (22,439)      $      86,155       $     (43,838)
   Adjustments to reconcile net
     income (loss) to net cash from
     operating activities..........          (35,826)               2,190             413,622             379,986
   Changes in operating assets and
     liabilities, net of
     acquisitions..................          383,299              372,990            (758,686)             (2,397)
                                     ------------------   -----------------   -----------------   ------------------
Net Cash Provided by (Used in)
   Operating Activities............          239,919              352,741            (258,909)            333,751
Cash Flows Provided by (Used in)
   Investing Activities............          (20,194)              10,629             311,425             301,860
Cash Flows Provided by (Used in)
   Financing Activities............         (218,173)            (363,370)                115            (581,428)
                                     ------------------   -----------------   -----------------   ------------------
Net Increase in Cash and Cash
   Equivalents.....................            1,552                    -              52,631              54,183
Cash and Cash Equivalents:
   Beginning of Period.............                -                    -              10,706              10,706
                                     ------------------   -----------------   -----------------   ------------------
   End of Period...................    $       1,552        $           -       $      63,337       $      64,889
                                     ==================   =================   =================   ==================

1998
Cash Flows from Operating
   Activities:
   Net Loss........................    $     (19,947)       $    (318,401)      $     (68,531)      $    (406,879)
   Adjustments to reconcile net
     loss to net cash from
     operating activities..........          (15,157)             412,254             228,857             625,954
   Changes in assets and liabilities          28,030               70,907             (88,088)             10,849
                                     ------------------   -----------------   -----------------   ------------------
Net Cash Provided by (Used in)
   Operating Activities............           (7,074)             164,760              72,238             229,924
Cash Flows Used in Investing
   Activities......................                -             (500,123)           (468,266)           (968,389)
Cash Flows Provided by Financing
   Activities......................            7,072              332,710             397,700             737,482
                                     ------------------   -----------------   -----------------   ------------------
Net Increase (Decrease) in Cash and
   Cash Equivalents................               (2)              (2,653)              1,672                (983)
Cash and Cash Equivalents:
   Beginning of Period.............                2                2,653               9,034              11,689
                                     ------------------   -----------------   -----------------   ------------------
   End of Period...................    $           -        $           -       $      10,706       $      10,706
                                     ==================   =================   =================   ==================

1997
Cash Flows from Operating
   Activities:
   Net Income (Loss)...............    $       4,350        $     (23,441)      $      62,010       $      42,919
   Adjustments to reconcile net
     income (loss) to net cash from
     operating activities..........          (20,033)             182,475             126,754             289,196
   Changes in assets and liabilities              (1)              44,685             (12,597)             32,087
                                     ------------------   -----------------   -----------------   ------------------
Net Cash Provided by (Used in)
   Operating Activities............          (15,684)             203,719             176,167             364,202
Cash Flows Used in Investing
   Activities......................                -             (510,738)           (290,768)           (801,506)
Cash Flows Provided by Financing
   Activities......................           15,683              262,154             110,455             388,292
                                     ------------------   -----------------   -----------------   ------------------
Net Decrease in Cash and Cash
   Equivalents.....................               (1)             (44,865)             (4,146)            (49,012)
Cash and Cash Equivalents:
   Beginning of Period.............                3               47,518              13,180              60,701
                                     ------------------   -----------------   -----------------   ------------------
   End of Period...................    $           2        $       2,653       $       9,034       $      11,689
                                     ==================   =================   =================   ==================