Form 10-K405, Exhibit 13
period 2000-12-31
OCEAN ENERGY INC /TX/
filed 2001-03-21
CIK 320321

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

        Ocean Energy is one of the largest U.S. independent oil and gas exploration and production companies, formed by the March 30, 1999 merger of Ocean Energy, Inc. and Seagull Energy Corporation (the “Seagull Merger”). The merger was treated for accounting purposes as an acquisition of Seagull by Ocean in a purchase transaction. As such, the financial results presented here are those of Ocean Energy, Inc. on a stand-alone basis for 1998 and the first quarter of 1999 and of the combined company thereafter.

         The Company's accompanying Consolidated Financial Statements contain detailed information that should be referred to in conjunction with the following discussion.

Results Of Operations

         Buoyed by rising commodity prices, the Company achieved its best financial performance ever in 2000, with operating profit before impairments for 2000 of $477 million, almost three times that of 1999. Ocean was able to take advantage of one of the highest commodity environments for energy in recent years and reduce outstanding debt and fund capital expenditures with cash flow. The debt reduction helped bring about a $31 million decrease in interest expense from 1999's $106 million. Improved commodity prices and lower interest expense combined to produce record net income of $213 million or $1.22 per diluted share for 2000.

         With the Seagull merger, the Company gained new operations in Egypt, Russia and Indonesia and expanded its operations in the U.S. and Côte d'Ivoire. These expanded operations combined with the recovery of world crude oil and natural gas prices during 1999 resulted in an increase in total operating profit before impairments of $155 million for the year ended December 31, 1999 as compared to 1998.

                                          Oil and Gas Operations
                                          (Amounts in Thousands)
                                                               Year Ended
                                                              December 31,
                                               ---------------------------------------------
                                                    2000            1999            1998
                                               -------------   -------------   -------------
Oil and gas operations:
   Revenues:
     Natural gas............................    $  526,417      $  343,788     $   234,936
     Oil and NGLs...........................       547,137         413,777         300,935
                                               -------------   -------------   -------------
                                                 1,073,554         757,565         535,871
                                               -------------   -------------   -------------

   Operating expenses.......................       256,882         239,028         198,797
   Depreciation, depletion and amortization.       304,976         309,699         288,164
   Impairment of oil and gas properties.....        20,066          46,403         539,915
                                               -------------   -------------   -------------
   Operating profit (loss)..................       491,630         162,435        (491,005)
Corporate...................................       (35,070)        (29,689)        (24,950)
                                               -------------   -------------   -------------
   Total operating profit (loss)............    $  456,560      $  132,746      $ (515,955)
                                               =============   =============   =============

        Revenues – Ocean operates in highly competitive markets where energy prices fluctuate significantly. As oil and gas prices fluctuate, so do the Company’s revenues, results of operations and cash flows. Oil prices declined steadily throughout 1998 and the first quarter of 1999, with oil prices reaching multi-year lows in some markets. Natural gas prices, despite temporary increases, also decreased over this time frame. Beginning in the second quarter of 1999 and continuing through 2000, oil and gas prices have increased dramatically.

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

        Natural gas revenues increased $182 million, or 53%, to $526 million for the year ended December 31, 2000, from $344 million for the year ended December 31, 1999. This increase is due to continued high average natural gas prices. The average realized price for natural gas before hedging activities increased 74% to $3.85 per Mcf for 2000 as compared to $2.21 for 1999. Daily natural gas production for 2000 was 407 MMcf, a decrease of 4% from 1999 volumes due primarily to property sales.

        Natural gas revenues increased $109 million, or 46%, to $344 million for the year ended December 31, 1999, from $235 million for the year ended December 31, 1998. This increase is primarily due to production from properties acquired in the Seagull Merger and to higher average gas prices realized during the period. Daily natural gas production for 1999 was 423 MMcf, an increase of 32% over 1998 volumes due primarily to the acquisition of producing properties in the Seagull Merger, partially offset by the sale of the Canadian subsidiary. The average realized price for natural gas before hedging activities increased 11% to $2.21 per Mcf for 1999 as compared to $2.00 for 1998.

        Oil revenues increased $133 million, or 32%, to $547 million for the year ended December 31, 2000, from $414 million for 1999. This increase is the result of higher crude oil prices. The average realized price for oil before hedging activities increased 47% to $25.51 during 2000 compared to $17.38 for 1999. Daily oil production decreased 9% to 67,627 Bbl in 2000 as compared to 73,933 Bbl for 1999 primarily due to property sales.

        Oil revenues increased $113 million, or 38%, to $414 million for the year ended December 31, 1999, from $301 million for 1998. This increase is the result of production from properties acquired in the Seagull Merger and an increase in the average realized oil price during 1999. The average realized price for oil before hedging activities increased 43% to $17.38 for 1999 compared to $12.16 for 1998. Daily oil production increased 19% to 73,933 Bbl in 1999 as compared to 62,269 Bbl for 1998.

                                                          Operating Data (1)

                                                     Year Ended December 31,
                                                  -----------------------------
                                                    2000      1999       1998
                                                  --------  --------  ---------
Net Daily Natural Gas Production (MMcf):
   Domestic ...................................       374       376       272
   Côte d'Ivoire ..............................        23        30        21
   Other International ........................        10        17        28
                                                  --------  --------  --------
   Total.......................................       407       423       321
                                                  ========  ========  ========

Average Natural Gas Prices ($ per Mcf):
   Domestic....................................   $  3.95   $  2.26   $  2.09
   Côte d'Ivoire ..............................   $  2.28   $  1.68   $  1.64
   Other International ........................   $  3.86   $  1.89   $  1.37
   Weighted Average............................   $  3.85   $  2.21   $  2.00
Average Natural Gas Prices Including Hedging
   Activities ($ per Mcf)......................   $  3.54   $  2.23   $  2.00

Net Daily Oil and NGL Production (Bbl):
   Domestic ...................................    27,254    37,076    40,165
   Equatorial Guinea...........................    22,798    20,062    17,910
   Côte d'Ivoire ..............................     3,849     4,835     2,960
   Egypt ......................................     8,820     8,217         -
   Other International.........................     4,906     3,743     1,234
                                                  --------  --------  --------
   Total.......................................    67,627    73,933    62,269
                                                  ========  ========  ========

Average Oil and NGL Prices ($ per Bbl) :
   Domestic ...................................   $ 25.85   $ 17.06   $ 12.51
   Equatorial Guinea...........................   $ 26.06   $ 17.91   $ 11.35
   Côte d'Ivoire ..............................   $ 24.15   $ 18.24   $ 12.56
   Egypt.......................................   $ 26.61   $ 19.32   $     -
   Other International.........................   $ 20.14   $ 12.32   $ 11.78
   Weighted Average............................   $ 25.51   $ 17.38   $ 12.16
Average Oil and NGL Prices Including
   Hedging Activities ($ per Bbl)..............   $ 22.11   $ 15.33   $ 13.24

  (1)  All price information excludes the results of hedging activities, unless otherwise stated.

        Total production for 2000 was 50 MMBOE. Average daily production for the full year was 407 MMcf of gas and 67,627 Bbls of oil, or 135,388 BOE per day. Average daily production has been increasing for the past two quarters with average daily production for the fourth quarter of 2000 reaching 418 MMcf of gas and 69,830 Bbl of oil, or 139,439 BOE per day.

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

         During 1999 and the first quarter of 2000, the Company sold various non-core oil and gas assets as part of its debt reduction program as follows:

                                                                   Net Daily Production
                                                               Year Ended December 31, 1999
                                                         ----------------------------------------
                    Asset                Date of Sale     Oil and NGL (Bbl)          Gas (Mcf)
-------------------------------------   --------------   -------------------   ------------------
Canadian subsidiary..................     April 1999                  351               10,455
Arkoma Basin assets (acquired
    primarily in Seagull Merger).....     August 1999                   -               33,730
Gulf of Mexico assets................     August 1999               1,751                4,550
East Bay assets......................     March 2000                7,954               20,366
                                                         -------------------   ------------------
Total reduction in daily production
   associated with property sales....                              10,056               69,101
                                                         ===================   ==================

        Reclassification of Transportation Expense – The Company has reclassified all periods to reflect transportation expenses incurred as operating expenses, instead of as a deduction from revenues as previously recorded. While this reclassification had no effect on net income, it did increase revenues and operating expenses by $24 million, $22 million, and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively.

        Operating Expenses – Operating expenses per BOE increased 14% to $5.18 per BOE for the year ended December 31, 2000, compared to $4.54 per BOE in 1999. Total operating expenses increased $18 million, or 8%, to $257 million for the year ended December 31, 2000 from $239 million for 1999. Substantially all of the increase per BOE is attributable to increases in production taxes resulting from higher realized oil and gas prices.

        Operating expenses per BOE decreased 3% to $4.54 per BOE for the year ended December 31, 1999, compared to $4.70 per BOE in 1998. Total operating expenses increased $40 million, or 20%, to $239 million for the year ended December 31, 1999 from $199 million for 1998. This increase primarily resulted from a 25% increase in production volumes from the acquisition of additional producing properties in the Seagull Merger and from increased production from existing properties.

        Depreciation, Depletion and Amortization Expense – Total depreciation, depletion and amortization (“DD&A”) expense for oil and gas operations decreased $5 million to $305 million for the year ended December 31, 2000 from $310 million for 1999 primarily due to decreased production. DD&A expense per BOE related to oil and gas operations rose 5% to $6.15 per BOE for the year ended December 31, 2000 from $5.88 per BOE for 1999 primarily due to the effects of property sales, the mix of production, and increasing estimated future development costs.

        Total DD&A for oil and gas operations increased 8% to $310 million for the year ended December 31, 1999 compared to $288 million for 1998 primarily due to the increase in production. DD&A expense per BOE related to oil and gas operations decreased $0.94, or 14%, to $5.88 per BOE for the year ended December 31, 1999, from $6.82 per BOE for 1998. This variance is primarily attributable to the effect of the impairments of oil and gas properties recognized by the Company in 1998.

        Impairment of Oil and Gas Properties – During the fourth quarter of 2000 the Company recognized an impairment in the amount of $20 million ($13 million, after tax) related to the discontinuance of operations in the Republic of Yemen. During 1999, the Company recorded impairments of oil and gas properties of $46 million related primarily to the sale of the Canadian subsidiary and to the discontinuance of operations in Bangladesh and other international locations. During 1998, the Company recognized impairments of oil and gas properties in the amount of $540 million pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties. The 1998 impairments were the result of the precipitous decline in world crude oil prices experienced during the second and fourth quarters of 1998. The Company had no such ceiling limitations in 2000 or 1999.

Corporate

        Corporate expenditures are comprised of general and administrative expenses and DD&A expense for non-oil and gas assets.

        General and Administrative Expenses – General and administrative expenses increased $7 million or 32% to $29 million for the year ended December 31, 2000 compared to $22 million for 1999. This increase is due primarily to an increase in expense relating to compensation plans that are tied directly to the market price of the Company’s common stock.

        General and administrative expenses increased $3 million or 16% to $22 million for the year ended December 31, 1999 compared to $19 million for 1998. This increase

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

is due to the Seagull Merger partially offset by cost savings related to personnel reduction, office consolidations and reduced combined expenses.

         DD&A expense for non-oil and gas assets was approximately $6 million, $8 million and $6 million for the years 2000, 1999, and 1998, respectively.

Other

        Interest Expense – Interest expense decreased $31 million, or 29%, to $75 million for the year ended December 31, 2000 from $106 million in 1999. This decrease is the result of the Company’s debt reduction program undertaken subsequent to the Seagull Merger in 1999 and to the increase in the amount of interest capitalized during 2000 ($44 million in 2000 as opposed to $41 million in 1999) due to the increase in the level of capital expenditures.

         Interest expense increased $43 million, or 68%, to $106 million for the year ended December 31, 1999 from $63 million in 1998. This increase is primarily the result of an increase in debt levels in 1999 resulting from the assumption of debt in the Seagull Merger and the higher capital spending program in place throughout 1998, which was funded by borrowings.

        Merger and Integration Costs – Merger and integration costs of $3 million associated with the merger of Ocean and Seagull were recorded in the first quarter of 2000 and related primarily to severance costs. Merger and integration costs of $50 million were recorded for the year ended December 31, 1999, and consisted primarily of severance costs, the write-off of certain costs relating to information technology system and compensation expense related to the vesting of restricted stock. Merger expenses of $39 million associated with the March 1998 merger between Ocean and UMC were recorded in the first quarter of 1998.

        Income Tax Expense (Benefit) – Income tax expense of $165 million was recognized for the year ended December 31, 2000, compared to a benefit of $0.1 million for the year ended December 31, 1999. The change in the income tax provision is primarily the result of three factors: (i) significant improvement in operating results; (ii) changes in the nature of deferred tax assets and liabilities due to the Seagull Merger and subsequent asset sales; and (iii) the relative significance of international operating results and taxes to the Company’s total results of operations.

Liquidity And Capital Resources

        Liquidity – As a result of the Seagull Merger, the Company had nearly $2 billion in long-term debt as of March 31, 1999 and a debt to total capitalization ratio of 68%. One of management’s goals has been the reduction of these debt levels, with a target debt to total capitalization ratio of 54% by the end of 2000. With cash flows attributable to asset sales, prepaid oil and gas sales, higher commodity prices and disciplined capital spending, the Company reduced long-term debt to $1 billion at December 31, 2000, surpassed its debt to capitalization target by reaching a 47% debt to capitalization ratio at December 31, 2000, and achieved investment grade status from Standard and Poor’s and Moody’s Investor Services. The improvement in the debt levels will cut projected annual interest expense in 2001 to nearly half of 1999 levels.

        On December 18, 2000 the Company’s Board of Directors declared the Company’s first quarterly common stock dividend. A dividend of four cents per share was payable on January 19, 2001, to stockholders of record at the close of business on January 5, 2001. The amount of future dividends for OEI common stock will be determined on a quarterly basis and will depend on earnings, financial condition, capital requirements and other factors.

        As of December 31, 2000, the “Credit Facility” consisted of a $500 million revolving facility. The Credit Facility bears interest, at the Company’s option, at LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. As of December 31, 2000, borrowings outstanding against the Credit Facility had been completely repaid. Letters of Credit totaled $45 million, leaving $455 million of available credit.

        In September 2000, the Company entered into a market-sensitive prepaid natural gas sales contract to deliver approximately 53,500 Mcf of natural gas per day beginning in January 2002 through December 2003. In exchange for the natural gas to be provided, the Company received an advance payment of approximately $75 million. In 1999, the Company entered into a prepaid crude oil sales contract to deliver approximately 5,600 barrels of crude oil per day beginning in February 2000 through May 2003. In exchange for the crude oil to be provided, the Company received an advance payment of approximately $100 million. The obligations associated with the

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

future delivery of the natural gas and crude oil have been recorded as deferred revenue. The contracts are amortized into revenue as scheduled deliveries of natural gas and crude oil are made.

        In September 2000, the Company conveyed certain Internal Revenue Code Section 29 Tax Credit-bearing properties to a trust for approximately $70 million which was recorded in other noncurrent liabilities.

        In the fourth quarter of 1999, the Company repurchased $150 million of its outstanding 10 3/8% Senior Subordinated Notes due 2005 and $158 million of its outstanding 9¾% Senior Subordinated Notes due 2006. The repurchase of these Notes was funded with available cash balances and borrowings under the Credit Facility. In connection with this repurchase, the Company recorded an after-tax extraordinary loss of $23 million, or ($0.16) per basic and diluted share. The extraordinary item is net of a current tax benefit of approximately $13 million.

Capital Expenditures And Acquisitions

(Amounts in Thousands)

                                          Year Ended December 31,
                                 -----------------------------------------
                                     2000          1999           1998
                                 -----------    -----------    -----------
Oil and Gas Operations:
  Leasehold acquisitions.....     $  62,350      $  34,043      $ 156,947
  Exploration costs..........       202,860        148,033        395,827
  Development costs..........       300,247        159,831        395,351
                                 -----------    -----------    -----------
                                    565,457        341,907        948,125
Corporate....................        12,061         20,177         13,854
                                 -----------    -----------    -----------
Total Continuing Operations..       577,518        362,084        961,979
Discontinued Operations......             -          6,942              -
                                 -----------    -----------    -----------
Total Capital Expenditures...     $ 577,518      $ 369,026      $ 961,979
                                 ===========    ===========    ===========

Acquisitions.................     $   5,598      $ 991,409      $       -
                                 ===========    ===========    ===========

        Capital expenditures from oil and gas operations in 2000 totaled $565 million, an increase of 65% as compared to $342 million spent in 1999. Domestic spending in 2000 totaled $387 million, of which $149 million was for exploration, $191 million was for development and $47 million was for leasehold acquisitions. International spending in 2000 totaled $178 million, of which $54 million was for exploration, $109 million was for development and $15 million was for leasehold acquisitions. The Company completed a total of 287 wells, with an 80% success rate. Of that number, 52 were exploratory wells and 235 were development wells. Thirty-one exploratory wells were in progress at year-end.

        The Company’s capital expenditure budget for the year 2001 is approximately $700 million (excluding proved property acquisitions). Approximately 45-55% will be exploratory spending. Actual capital spending may vary from the capital expenditure budget. The Company will evaluate its level of capital spending throughout the year based upon drilling results, commodity prices, cash flows from operations and property acquisitions. In general, the Company’s strategy is to maintain capital spending, excluding acquisitions, at levels below discretionary cash flows.

        During 2000, the Company entered into agreements in which the lessors have agreed to fund up to $189 million for the construction of certain offshore platforms that will be completed during 2001 and 2002. Lease payments begin upon completion of construction and annual rental expense will total approximately $3 million. The Company intends to arrange for long-term operating leases to replace these leases at the end of the construction periods for the platforms.

        Primarily through extensions and discoveries, the Company experienced a 269% reserve replacement of 2000 production. The Company’s proved oil and gas reserves increased by 11% or 45 MMBOE to 460 MMBOE at December 31, 2000 from 415 MMBOE at December 31, 1999. The Company’s finding and development (“F&D”) cost per BOE for the year ended December 31, 2000, was $4.28.

        The standardized measure of discounted future net cash flows before taxes for the Company’s proved oil and gas reserves, calculated based on Securities and Exchange Commission (“SEC”) criteria, increased to $8.5 billion at December 31, 2000 compared with $3.0 billion at the end of 1999. This increase was primarily due to discoveries of new reserves and the increase in oil and gas prices, offset by property sales. Year-end calculations were made using weighted average prices of $8.81 and $2.04 per Mcf for gas and $22.97 and $23.33 per Bbl for oil for 2000 and 1999, respectively. The Company’s average realized prices for the year ended December 31, 2000, excluding the effects of hedging, were $3.85 per Mcf for gas and $25.51 per Bbl for oil. The Company’s average realized prices for the month ended January 31, 2001, excluding the effects of hedging, were $9.93 per Mcf for gas and $22.69 per Bbl for oil. Because the disclosure requirements for discounted future net cash flows are standardized by the SEC, significant changes can occur in these estimates based upon

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

oil and gas prices in effect at year-end. The above estimates should not be viewed as an estimate of fair market value. See Note 18 to the Company’s Consolidated Financial Statements.

        The Company makes, and will continue to make, substantial capital expenditures for the acquisition, exploration, development, and production of its oil and gas reserves. The Company has historically funded its expenditures from cash flow from operating activities, bank borrowings, sales of equity and debt securities, sales of non-strategic oil and gas properties, sales of partial interests in exploration concessions and project finance borrowings. The Company intends to finance capital expenditures for the year 2001 primarily with cash flow provided by operations.

        The ability of the Company to satisfy its obligations and fund planned capital expenditures will be dependent upon its future performance. Such future performance is subject to many conditions that are beyond the Company’s control, particularly oil and gas prices, and the Company’s ability to obtain additional debt and equity financing, if necessary. The Company currently expects that its cash flow from operations and availability under the Credit Facility will be adequate to execute its business plan for the year 2001. No assurance can be given that the Company will not experience liquidity problems from time to time or on a long-term basis. If the Company’s cash flow from operations and availability under the Credit Facility is not sufficient to satisfy its cash requirements, there can be no assurance that additional debt or equity financing will be available to meet its requirements.

        Subsequent Event – In January 2001, the Company announced that it had signed an agreement to acquire all outstanding shares of stock of Texoil, Inc. at a price of $8.25 per share for common stock and $18.04 per share for Series A convertible preferred stock for a total purchase price of approximately $130 million including assumed bank debt of approximately $15 million plus certain liabilities. The transaction is expected to be completed during the first quarter of 2001. Texoil, Inc. is an independent oil and gas company engaged in the acquisition of oil and gas reserves through a program, which includes purchases of reserves, reengineering, development and exploration activities in Texas and Louisiana.

Change in Accounting Method Subsequent to Year-end

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. These statements establish standards of accounting for and disclosures of derivative instruments and hedging activities. See Note 2 to the Company’s Consolidated Financial Statements for a discussion of the impact of SFAS 133 on the Company’s financial position and results of operations as of the date of adoption.

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

Forward-Looking Statements May Prove Inaccurate

        This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information that is based on management’s belief and assumptions made by management based on currently available information. All statements other than statements of historical fact included in this document are forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “project” and similar expressions serve to identify forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we can give no assurance that these expectations will prove correct. Our forward-looking statements are subject to risks, uncertainties and assumptions. Should one of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

those expected. Among the key factors that may have a direct bearing on our results of operations and financial condition are:

  competitive practices in the oil and gas industry;
  operational and systems risk incident to the drilling and operation of oil and gas wells;
  volatility of energy commodity prices, generally, and fluctuations in the commodity prices for crude oil and natural gas that have not been properly hedged or that are inconsistent with our marketing activities, in particular;
  general economic and capital markets conditions, including fluctuations in interest rates;
  the impact of current and future laws and governmental regulations, particularly environmental regulations, affecting the energy industry in general, and our oil and gas operations, in particular;
  environmental liabilities that are not covered by insurance or indemnity;
  the political and economic climate in the foreign jurisdictions in which we conduct oil and gas operations; and
  the effect on our results of operations and financial condition associated with implementing various accounting rules and regulations.

Defined Terms

        Natural gas is stated herein in billion cubic feet (“Bcf”), million cubic feet (“MMcf”) or thousand cubic feet (“Mcf”). Oil, condensate and natural gas liquids (“NGL”) are stated in barrels (“Bbl”) or thousand barrels (“MBbl”). Oil, condensate and NGL are converted to gas at a ratio of one barrel of liquids per six Mcf of gas, based on relative energy content. MMBOE, MBOE and BOE represent one million barrels, one thousand barrels and one barrel of oil equivalent, respectively, with six Mcf of gas converted to one barrel of liquid.

Selected Quarterly Financial Data

         Summarized quarterly financial data is as follows (amounts in thousands except per share data):

                                                                     Quarter Ended
                                     -------------------------------------------------------------------------------
                                         March 31            June 30           September 30         December 31
                                     ------------------ ------------------  --------------------  ------------------
2000:
  Revenues (1).....................      $   251,408        $   241,873         $    267,837         $   312,436
  Operating Profit (2).............      $   100,046        $    99,637         $    120,642         $   136,235
  Net Income (2)...................      $    42,978        $    45,493         $     57,869         $    66,864
  Earnings per Share:
    Basic (3)......................      $      0.25        $      0.27         $       0.34         $      0.39
    Diluted (3)....................      $      0.25        $      0.26         $       0.33         $      0.38

1999:
  Revenues (1).....................      $   109,625        $   201,747         $    220,440         $   225,753
  Operating Profit (Loss) (4)......      $   (31,150)       $    32,744         $     69,151         $    62,001
  Income (Loss) Before
     Extraordinary Item (4)........      $   (81,051)       $     2,136         $     28,805         $    29,685
  Earnings (Loss) per Share
    Before Extraordinary Item:
    Basic (3)......................      $     (0.79)       $      0.01         $       0.17         $      0.17
    Diluted (3)....................      $     (0.79)       $      0.01         $       0.16         $      0.17
  Net Income (Loss) (4)............      $   (81,051)       $     2,136         $     28,805         $     6,272
  Earnings (Loss) per Share:
    Basic (3)......................      $     (0.79)       $      0.01         $       0.17         $      0.03
    Diluted (3)....................      $     (0.79)       $      0.01         $       0.16         $      0.03

  (1)  Revenues have been reclassified to reflect transportation expenses as operating expenses instead of as a reduction from revenues as previously recorded.

  (2)  Includes pre-tax impairment of oil and gas assets of $20 million in the fourth quarter of 2000 and merger and integration costs of $3 million in the first quarter of 2000.

  (3)  Quarterly earnings (loss) per common share may not total to the full year per share amount, as the weighted average number of shares outstanding for each quarter fluctuated as a result of the assumed exercise of stock options.

  (4)  Includes pre-tax impairments of oil and gas assets of $29 million and $17 million in the first and fourth quarters of 1999, respectively, and merger and integration costs of $41 million, $3 million, and $6 million in the first, third and fourth quarters of 1999, respectively.

Ocean Energy, Inc.
Management’s Discussion and Analysis of Financial Condition
and Results of Operations

Market Risk Disclosures

        The Company experiences market risk primarily in the area of commodity prices. To mitigate a portion of its exposure to fluctuations in energy prices, the Company has in place put options covering portions of its 2001 oil and gas production. The put options place an annual floor price of $25.00 per Bbl on 20,000 Bbl of oil per day and annual floor prices of $4.00 and $5.00 per Mcf each on 100,000 Mcf of gas per day. In addition, oil swaps covering 15,000 Bbl of oil per day at an average price of $21.53 per Bbl will continue through June 2001. A related trust has a swap agreement covering 14,500 Mcf of gas per day at a price of $4.77 for 2001 and covering additional quantities through 2005. To calculate the potential effect of the derivative financial instruments on future revenues, the Company applied the average NYMEX oil and gas strip prices as of the end of 2000 to the quantity of the oil and gas production covered by derivative financial instruments at December 31, 2000. The following table shows the estimated potential effects of the derivative financial instruments on revenues (in millions):

                                      Estimated             Estimated Decrease in      Estimated Decrease in
                                 Decrease in Revenues         Revenues with 10%          Revenues with 10%
          Instrument              at Current Prices          Decrease in Prices         Increase in Prices
---------------------------    ------------------------    ------------------------   ------------------------

Oil and gas puts.........            $         (18)            $           -              $         (18)

Oil swaps................                      (12)                       (5)                       (19)

Gas swap of related trust                      (13)                       (3)                       (22)

         At December 31, 1999, the Company had in place derivative financial instruments covering approximately 10 MMBbl and 18 Bcf of its 2000 oil and gas production. At that time, the estimated potential effects of the derivative financial instruments were calculated as increases (decreases) in future revenues of $(4) million at current prices, $15 million with a 10% decrease in prices, and $(18) million with a 10% increase in prices.

         Because substantially all the Company's debt obligations at December 31, 2000 were at fixed interest rates, changes in market interest rates would not have a material effect on the Company's results of operations. In addition, as the U.S. dollar is the functional currency for all of the Company's existing foreign operations, with predominantly all transactions being denominated in U.S. dollars, the Company has little risk from foreign currency translation.

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

        Management is also responsible for and maintains a system of internal accounting controls that is sufficient to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that financial records are reliable for preparing financial statements, as well as to prevent and detect fraudulent financial reporting. The internal control system is supported by written policies and procedures and the employment of trained, qualified personnel. The Company has an internal audit function which reviews the adequacy of the internal accounting controls and compliance with them. Management has considered the recommendations of internal audit and KPMG LLP, independent certified public accountants, concerning the Company’s system of internal controls and has responded appropriately to those recommendations.

        The accompanying consolidated financial statements of Ocean Energy, Inc. as of December 31, 2000 have been audited by KPMG LLP, independent certified public accountants, and their report is included herein. Their audit was made in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements.

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

/s/James T. Hackett                        /s/William L. Transier                       /s/Robert L. Thompson

Chairman of the Board,                   Executive Vice President                     Vice President and
President and Chief                         and Chief Financial Officer                  Controller
Executive Officer

January 25, 2001

Ocean Energy, Inc.
Independent Auditors’ Report

The Board of Directors and Shareholders
Ocean Energy, Inc.:

         We have audited the accompanying consolidated balance sheets of Ocean Energy, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Energy, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP

Houston, Texas
January 25, 2001

Ocean Energy, Inc.
Report of Independent Public Accountants

The Board of Directors and Shareholders
Ocean Energy, Inc.:

        We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of Ocean Energy, Inc. and subsidiaries for the year ended December 31, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Ocean Energy, Inc. and subsidiaries for the year ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

/s/ARTHUR ANDERSEN LLP

Houston, Texas
February 15, 1999

Ocean Energy, Inc.
Consolidated Statements of Operations

(Amounts in Thousands Except Per Share Data)

                                                                           Year Ended December 31,
                                                             ----------------------------------------------------
                                                                   2000                1999             1998
                                                             ----------------    ---------------   --------------
Revenues.................................................       $1,073,554         $  757,565        $  535,871

Costs of Operations:
   Operating expenses....................................          256,882            239,028           198,797
   Depreciation, depletion and amortization..............          311,383            317,487           293,905
   Impairment of oil and gas properties..................           20,066             46,403           539,915
   General and administrative............................           28,663             21,901            19,209
                                                             ----------------    ---------------   --------------
                                                                   616,994            624,819         1,051,826
                                                             ----------------    ---------------   --------------

Operating Profit (Loss)..................................          456,560            132,746          (515,955)
Other (Income) Expense:
   Interest expense......................................           75,065            106,081            62,852
   Merger and integration costs..........................            3,273             49,603            39,000
   Interest income and other.............................              132             (1,314)           (1,229)
                                                             ----------------    ---------------   --------------

Income (Loss) Before Income Taxes........................          378,090            (21,624)         (616,578)
Income Tax Expense (Benefit).............................          164,887                (72)         (209,699)
                                                             ----------------    ---------------   --------------

Income (Loss) From Continuing Operations.................          213,203            (21,552)         (406,879)
Income From Discontinued Operations, Net of Income Taxes.                -              1,127                 -
                                                             ----------------    ---------------   --------------

Income (Loss) Before Extraordinary Loss..................          213,203            (20,425)         (406,879)
Extraordinary Loss, Net of Income Taxes..................                -            (23,413)                -
                                                             ----------------    ---------------   --------------

Net Income (Loss)........................................          213,203            (43,838)         (406,879)
Preferred Stock Dividends................................            3,250              3,264               454
                                                             ----------------    ---------------   --------------

Net Income (Loss) Available to Common Shareholders.......      $   209,953       $    (47,102)     $   (407,333)
                                                             ================    ===============   ==============

Basic Earnings (Loss) Per Common Share:
   Income (Loss) From Continuing Operations..............      $      1.26         $    (0.16)       $    (4.04)
   Income From Discontinued Operations, Net of
     Income Taxes........................................             -                  0.01                 -
   Extraordinary Loss, Net of Income Taxes...............             -                 (0.16)                -
                                                             ----------------    ---------------   --------------
   Net Income (Loss) to Common Shareholders..............      $      1.26         $    (0.31)       $    (4.04)
                                                             ================    ===============   ==============

Diluted Earnings (Loss) Per Common Share:
   Income (Loss) From Continuing Operations..............      $      1.22         $    (0.16)       $    (4.04)
   Income From Discontinued Operations, Net of
     Income Taxes........................................             -                  0.01                 -
   Extraordinary Loss, Net of Income Taxes...............             -                 (0.16)                -
                                                             ----------------    ---------------   --------------
   Net Income (Loss).....................................      $      1.22         $    (0.31)       $    (4.04)
                                                             ================    ===============   ==============

Weighted Average Number of Common Shares Outstanding:
   Basic.................................................          167,144            151,022           100,705
                                                             ================    ===============   ==============
   Diluted...............................................          174,749            151,022           100,705
                                                             ================    ===============   ==============

See accompanying Notes to Consolidated Financial Statements.

Ocean Energy, Inc.
Consolidated Balance Sheets

(Amounts in Thousands Except Share Data)

                                                                                December 31,
                                                                   --------------------------------------
                                                                          2000                 1999
                                                                   ------------------   -----------------
                                   Assets
Current Assets:
   Cash and cash equivalents......................................      $   23,039        $   64,889
   Accounts receivable, net.......................................         222,478           170,034
   Other current assets...........................................          79,037            55,027
                                                                      --------------    --------------
     Total Current Assets.........................................         324,554           289,950

Property, Plant and Equipment, at cost, full cost method for oil and gas properties:
   Evaluated oil and gas properties...............................       4,167,993         3,706,288
   Unevaluated oil and gas properties excluded from amortization..         556,276           507,197
   Other..........................................................         157,258            84,410
                                                                      --------------    -------------
                                                                         4,881,527         4,297,895
Accumulated Depreciation, Depletion and Amortization..............      (2,513,577)       (2,094,885)
                                                                      --------------    --------------
                                                                         2,367,950         2,203,010

Deferred Income Taxes.............................................         143,820           233,406
Other Assets......................................................          54,076            56,777
                                                                      --------------    --------------

Total Assets......................................................      $2,890,400        $2,783,143
                                                                      ==============    ==============

                    Liabilities and Shareholders' Equity
Current Liabilities:
   Accounts and note payable......................................      $  338,172        $  275,629
   Accrued interest payable.......................................          39,839            41,119
   Accrued liabilities............................................          15,846            65,193
                                                                      --------------    --------------
     Total Current Liabilities....................................         393,857           381,941

Long-Term Debt....................................................       1,032,564         1,333,410
Deferred Revenue..................................................         146,043            71,845
Other Noncurrent Liabilities......................................         165,248            48,252
Commitments and Contingencies.....................................               -                 -

Shareholders' Equity:
   Preferred stock, $1.00 par value; authorized 10,000,000 shares;
      issued 50,000 shares........................................              50                50
   Common stock, $0.10 par value; authorized 230,000,000 shares;
      issued  170,069,114 and 166,979,981 shares, respectively....          17,007            16,699
   Additional paid-in capital.....................................       1,517,064         1,484,688
   Accumulated deficit............................................        (343,962)         (547,216)
   Less - treasury stock at cost; 2,754,566 and
     378,171 shares, respectively.................................         (35,354)           (3,114)
   Less - notes receivable and other..............................          (2,117)           (3,412)
                                                                      --------------    --------------
     Total Shareholders' Equity...................................       1,152,688           947,695
                                                                      --------------    --------------

Total Liabilities and Shareholders' Equity........................      $2,890,400        $2,783,143
                                                                      ==============    ==============

See accompanying Notes to Consolidated Financial Statements.

Ocean Energy, Inc.
Consolidated Statements of Cash Flows

(Amounts in Thousands)

                                                                             Year Ended December 31,
                                                                  -----------------------------------------------
                                                                      2000             1999             1998
                                                                  -------------    -------------    -------------
Operating Activities:
Net income (loss).............................................    $   213,203      $   (43,838)     $  (406,879)
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Depreciation, depletion and amortization.................        311,383          317,487          293,905
     Impairment of oil and gas properties.....................         20,066           46,403          539,915
     Deferred income taxes....................................        142,746          (48,123)        (213,514)
     Noncash merger and integration costs.....................              -           20,529                -
     Extraordinary loss, net of taxes.........................              -           23,413                -
     Other....................................................          6,912           20,277            5,648
   Changes in operating assets and liabilities, net of
   acquisitions:
     Decrease (increase) in accounts receivable...............        (52,443)             475           23,724
     Decrease (increase) in other current assets..............        (24,828)          18,446            8,059
     Decrease in accounts and notes payable...................           (272)         (51,731)         (12,836)
     Amortization of deferred revenue.........................        (27,269)               -                -
     Increase (decrease) in accrued expenses and other........         (3,792)          30,413           (8,098)
                                                                  -------------    -------------    -------------
   Net Cash Provided by Operating Activities..................        585,706          333,751          229,924
                                                                  -------------    -------------    -------------

Investing Activities:
   Capital expenditures of continuing operations..............       (577,518)        (362,084)        (970,443)
   Acquisition costs, net of cash acquired....................         (5,598)         (33,169)               -
   Proceeds from sales of property, plant and equipment.......         86,043          704,055            2,054
   Other......................................................         (9,295)          (6,942)               -
                                                                  -------------    -------------    -------------
   Net Cash Provided by (Used in) Investing Activities........       (506,368)         301,860         (968,389)
                                                                  -------------    -------------    -------------

Financing Activities:
   Proceeds from debt.........................................      1,552,865        1,543,601        1,918,873
   Principal payments on debt ................................     (1,805,744)      (2,186,852)      (1,219,356)
   Increase in deferred revenue...............................         74,947          100,000                -
   Proceeds from conveyance of Section 29 credit properties...         69,644                -                -
   Purchase of treasury stock.................................        (32,217)          (2,840)               -
   Proceeds from exercise of common stock options.............         21,355            2,813            8,695
   Premiums paid on debt buy back.............................              -          (28,837)               -
   Deferred financing costs...................................              -           (6,406)         (20,230)
   Proceeds from issuance of convertible preferred stock......              -                -           49,954
   Other......................................................         (2,038)          (2,907)            (454)
                                                                  -------------    -------------    -------------
   Net Cash Provided by (Used in) Financing Activities........       (121,188)        (581,428)         737,482
                                                                  -------------    -------------    -------------

Increase (Decrease) in Cash and Cash Equivalents..............        (41,850)          54,183             (983)
Cash and Cash Equivalents at Beginning of Year................         64,889           10,706           11,689
                                                                  -------------    -------------    -------------

Cash and Cash Equivalents at End of Year......................    $    23,039      $    64,889      $    10,706
                                                                  =============    =============    =============

See accompanying Notes to Consolidated Financial Statements.

Ocean Energy, Inc.
Consolidated Statements of Shareholders’ Equity

(Amounts in Thousands)

                                                     Preferred          Common         Additional        Accumulated
                                                       Stock            Stock         Paid-In-Capital      Deficit
                                                    -------------    -------------    --------------    --------------

Balance, January 1, 2000.......................      $      50         $  16,699        $1,484,688       $ (547,216)
  Exercise of common stock options.............              -               282            24,449                -
  Deferred compensation........................              -                26             2,481                -
  Treasury stock purchase......................              -                 -                 -                -
  Amortization of deferred compensation .......              -                 -               (25)               -
  Preferred stock dividends....................              -                 -                 -           (3,250)
  Common stock dividends declared .............              -                 -                 -           (6,699)
  Other........................................              -                 -             5,471                -
Comprehensive income:
  Net income...................................              -                 -                 -          213,203
                                                    -------------    -------------    --------------    --------------
Balance, December 31, 2000.....................      $      50         $  17,007        $1,517,064       $ (343,962)
                                                    =============    =============    ==============    ==============

Balance, January 1, 1999.......................      $       1         $   1,018        $  892,339       $ (500,114)
  Effect of Seagull Merger.....................             49            15,621           588,088                -
  Exercise of common stock options.............              -                60             3,303                -
  Treasury stock purchase......................              -                 -                 -                -
  Contribution to ESOP.........................              -                 -              (236)               -
  Amortization of deferred compensation........              -                 -                 -                -
  Preferred stock dividends....................              -                 -                 -           (3,264)
  Other........................................              -                 -             1,194                -
Comprehensive income (loss):
  Net loss.....................................              -                 -                 -          (43,838)
Other comprehensive income:
Foreign currency translation adjustment:
  Income arising during the year...............              -                 -                 -                -
  Reclassification adjustment..................              -                 -                 -                -

Net foreign currency translation adjustment....              -                 -                 -                -
                                                    -------------    -------------    --------------    --------------
Balance, December 31, 1999.....................      $      50         $  16,699        $1,484,688       $ (547,216)
                                                    =============    =============    ==============    ==============

Balance, January 1, 1998.......................      $       -         $   1,001        $  823,956       $  (92,781)
  Issuance of preferred stock..................              1                 -            49,953                -
  Deferred compensation........................              -                 6             5,734                -
  Exercise of common stock options.............              -                11            12,696                -
  Preferred stock dividends....................              -                 -                 -             (454)
Comprehensive income (loss):
  Net loss.....................................              -                 -                 -         (406,879)
Other comprehensive income (loss):
  Foreign currency translation adjustment......              -                 -                 -                -
                                                    -------------    -------------    --------------    --------------
Balance, December 31, 1998.....................      $       1         $   1,018        $  892,339       $ (500,114)
                                                    =============    =============    ==============    ==============

See accompanying Notes to Consolidated Financial Statements.

Ocean Energy, Inc.
Consolidated Statements of Shareholders' Equity

(Amounts in Thousands)

                                                  Accumulated
                                                     Other                           Notes            Total
                                                 Comprehensive      Treasury       Receivable      Shareholders'     Comprehensive
                                                    Income            Stock        and Other          Equity         Income (Loss)
                                               ----------------  --------------  --------------   ---------------  ----------------

Balance, January 1, 2000....................... $           -      $ (3,114)      $   (3,412)     $  947,695
  Exercise of common stock options.............             -             -                -          24,731
  Deferred compensation........................             -             -           (2,507)              -
  Treasury stock purchase......................             -       (32,217)               -         (32,217)
  Amortization of deferred compensation .......             -             -            1,141           1,116
  Preferred stock dividends....................             -             -                -          (3,250)
  Common stock dividends declared .............             -             -                -          (6,699)
  Other........................................             -           (23)           2,661           8,109
Comprehensive income:
  Net income...................................             -             -                -         213,203        $     213,203
                                               ----------------   -------------- --------------  ---------------  ------------------
Balance, December 31, 2000..................... $           -      $(35,354)      $   (2,117)     $1,152,688        $     213,203
                                               ================   ============== ==============  ===============  ==================

Balance, January 1, 1999....................... $     (10,720)     $      -       $   (5,581)     $  376,943
  Effect of Seagull Merger.....................             -        (4,293)          (4,261)        595,204
  Exercise of common stock options.............             -             -                -           3,363
  Treasury stock purchase......................             -        (2,840)               -          (2,840)
  Contribution to ESOP.........................             -         4,019              849           4,632
  Amortization of deferred compensation........             -             -            5,581           5,581
  Preferred stock dividends....................             -             -                -          (3,264)
  Other........................................             -             -                -           1,194
Comprehensive income (loss):
  Net loss.....................................             -             -                -         (43,838)       $     (43,838)
Other comprehensive income:
Foreign currency translation adjustment:
  Income arising during the year...............             -             -                -               -                  981
  Reclassification adjustment..................             -             -                -               -                9,739
                                                                                                                     ------------------
Net foreign currency translation adjustment....        10,720             -                -          10,720               10,720
                                               ----------------   -------------- --------------   ---------------    ------------------
Balance, December 31, 1999..................... $           -      $ (3,114)      $   (3,412)     $  947,695        $     (33,118)
                                               ================   ============== ==============   ===============    ==================

Balance, January 1, 1998....................... $      (6,839)     $      -       $        -      $  725,337
  Issuance of preferred stock..................             -             -                -          49,954
  Deferred compensation........................             -             -           (5,581)            159
  Exercise of common stock options.............             -             -                -          12,707
  Preferred stock dividends....................             -             -                -            (454)
Comprehensive income (loss):
  Net loss.....................................             -             -                -        (406,879)       $    (406,879)
Other comprehensive income (loss):
  Foreign currency translation adjustment......        (3,881)            -                -          (3,881)              (3,881)
                                               ----------------   -------------- --------------   ---------------  ------------------
Balance, December 31, 1998..................... $     (10,720)     $      -       $   (5,581)     $  376,943        $    (410,760)
                                               ================   ============== ==============   ===============  ==================

See accompanying Notes to Consolidated Financial Statements.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

1.  Organization

        Ocean Energy, Inc. (the “Company”, “OEI”, or “Ocean”) is an independent energy company engaged in the exploration, development, production and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Permian Basin, Mid-continent and Rocky Mountain regions. Internationally, Ocean conducts its oil and gas activities in Equatorial Guinea, Côte d’Ivoire, Angola, Egypt, Tatarstan, Pakistan, and Indonesia.

        On March 30, 1999, Ocean Energy, Inc. (“Old Ocean”) was merged with and into Seagull Energy Corporation (“Seagull”, the “Merger”). The resulting company was renamed Ocean Energy, Inc. The Merger was treated for accounting purposes as an acquisition of Seagull by Ocean with the assets and liabilities of Old Ocean being recorded based upon their historical costs and the assets and liabilities of Seagull being recorded at their estimated fair market values. As of December 31, 1999, a total purchase price of $642 million had been allocated to assets and liabilities. The Merger, completed through the issuance of common stock, increased property, plant and equipment by $1.3 billion, debt by $563 million, other liabilities by $200 million, and equity by $595 million through a non-cash transaction. The financial results presented here include those of Ocean Energy, Inc. on a stand-alone basis for 1998 and the first quarter of 1999 and of the combined company thereafter.

        Effective March 27, 1998, United Meridian Corporation (“UMC”) was merged into Old Ocean (the “UMC Merger”). The UMC Merger was accounted for as a pooling of interests.

2. Summary of Significant Accounting Policies

        General – The accompanying consolidated financial statements of the Company have been prepared according to generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. These accounting principles require the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications of amounts previously reported have been made to conform to current year presentations.

        Consolidation – The accompanying consolidated financial statements include the accounts of Ocean Energy, Inc. and its majority-owned entities. All significant intercompany transactions have been eliminated.

         Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         Inventories – Materials and supplies and oil inventories are valued at the lower of average cost or market value (net realizable value).

        Oil and Gas Properties – The Company’s exploration and production activities are accounted for using the full cost method. Under this method, all acquisition, exploration and development costs, including certain related employee costs and a portion of interest expense, incurred for the purpose of finding oil and gas are capitalized. Such amounts include the cost of drilling and equipping productive wells, dry hole costs, lease acquisition costs, delay rentals and costs related to such activities. Employee costs associated with production operations and general corporate activities are expensed in the period incurred. Transactions involving sales of reserves in place, unless significant, are recorded as adjustments to oil and gas properties. Capitalized costs are limited to the sum of the present value of future net revenues using current unescalated pricing discounted at 10%, related to estimated production of proved reserves and the lower of cost or estimated fair value of unevaluated properties, all net of expected income tax effects.

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

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

        Unproved leaseholds with significant acquisition costs are assessed periodically on a property-by-property basis. If a property has been evaluated, or if impairment is needed, the costs related to that property are reclassified as an evaluated property, and thus subject to the depreciation, depletion and amortization method discussed above. Unproved leaseholds whose acquisition costs are not individually significant are aggregated, and the portion of such costs estimated to ultimately prove nonproductive, based on experience, are amortized over an average holding period. As unproved leaseholds are determined to be productive, the related costs are transferred to proved leaseholds. Pursuant to the ceiling limitation required by the full cost method of accounting for oil and gas properties, the Company recognized total non-cash impairments of oil and gas properties in the amount of $540 million ($335 million after-tax) for the year ended December 31, 1998. These write-downs were primarily the result of the precipitous decline in world crude oil and natural gas prices experienced during 1998. The Company had no such ceiling limitations in 2000 or 1999.

        During the fourth quarter of 2000, the Company recognized an impairment in the amount of $20 million ($13 million, after-tax) related to the discontinuance of operations in the Republic of Yemen. The Company recognized impairments in the amount of $46 million ($43 million after-tax) for the year ended December 31, 1999 related primarily to the sale of the Canadian subsidiary ($23 million, pre-tax) and to the discontinuance of operations in Bangladesh ($18 million, pre-tax) and other international locations ($5 million, pre-tax).

        Interest cost capitalized as property, plant and equipment amounted to approximately $44 million, $41 million and $30 million in 2000, 1999 and 1998, respectively. The Company also capitalized certain employee-related costs in the amounts of $45 million, $41 million, and $28 million, in 2000, 1999 and 1998, respectively.

        Other Property, Plant and Equipment – Depreciation of other property is computed principally using the straight-line method over their estimated useful lives, which vary from three to twenty years. The Company groups and evaluates other property, plant and equipment for impairment based on the ability to identify separate cash flows generated therefrom. No impairment charges related to other property, plant and equipment were recorded during 2000, 1999 and 1998.

        Maintenance, repairs and renewals are charged to operations and maintenance expense except that renewals which extend the life of the asset are capitalized.

        Environmental Liabilities – Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are accrued when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the Company’s commitment to a formal plan of action.

        Subsidiary Guarantee – A wholly-owned subsidiary of the Company has unconditionally guaranteed the full and prompt performance of the Company’s obligations under certain of the notes and related indentures, including the payment of principal, premium (if any) and interest. Other than intercompany arrangements and transactions, the consolidated financial statements of the subsidiary are equivalent in all material respects to those of the Company and therefore are not presented separately.

         Treasury Stock – The Company follows the weighted average cost method of accounting for treasury stock transactions.

        Revenue Recognition – The Company records oil and gas revenue following the entitlements method of accounting for production, in which any excess amount received above the Company’s share is treated as a liability. If less than the Company’s entitlement is received, the underproduction is recorded as an asset.

        Reclassification of Transportation Expense – As a result of the consensus on Emerging Issues Task Force Issue 00-10, Accounting for Shipping and Handling Fees and Costs, the Company reclassified all periods to reflect transportation expenses incurred as operating expenses, instead of a deduction from revenues as previously recorded. While this reclassification had no effect on net income, it did increase revenues and operating expenses by $24 million, $22 million and $14 million for the years ended December 31, 2000, 1999 and 1998, respectively.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

        Discontinued Operations – During 1999 the Company disposed of its Alaskan operations (“ENSTAR”) acquired in the Seagull Merger. See Note 6. ENSTAR’s net income, reflected as discontinued operations, was $1 million, net of income tax expense of $1 million, for the year ended December 31, 1999. The net assets disposed of comprised net current liabilities of $2 million, property, plant and equipment of $292 million, and other long-term liabilities of $3 million, before liabilities assumed of $57 million.

        Income Taxes – The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

         Foreign Currency Translation – The U.S. dollar is the functional currency for all of the Company's existing foreign operations, as predominantly all transactions in these operations are denominated in U.S. dollars.

        Stock-Based Compensation – The Company accounts for stock-based compensation to employees under the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to or greater than the fair market value of the Company’s common stock on the date of grant.

        Concentrations Of Market Risk – The future results of the Company’s oil and gas operations will be affected by the market prices of oil and gas. The availability of a ready market for natural gas, oil and liquid products in the future will depend on numerous factors beyond the control of the Company, including weather, production of other natural gas, crude oil and liquid products, imports, marketing of competitive fuels, proximity and capacity of oil and gas pipelines and other transportation facilities, any oversupply or undersupply of gas, oil and liquid products, the regulatory environment and other regional and political events, none of which can be predicted with certainty.

        The Company operates in various phases of the oil and gas industry. The Company’s receivables include amounts due from purchasers of oil and gas production and amounts due from joint venture partners for their respective portions of operating expense and exploration and development costs. The Company believes that no single customer or joint venture partner exposes the Company to significant credit risk. While certain of these customers and joint venture partners are affected by periodic downturns in the economy in general or in their specific segment of the natural gas or oil industry, the Company believes that its level of credit-related losses due to such economic fluctuations has been and will continue to be immaterial to the Company’s results of operations in the long term. Trade receivables are generally not collateralized; however, the Company analyzes customers’ and joint venture partners’ historical credit positions prior to extending credit.

        During 2000 and 1999, the Company had one customer who accounted for 44% and 11% of total revenues, respectively. For the years ended December 31, 2000, 1999 and 1998, the Company had a second customer who accounted for 20%, 18% and 15% of total revenues, respectively. In addition, the Company had a third customer who accounted for 16% of total revenues in 1999 and another customer who accounted for 12% of total revenues in 1998.

        The Company has a significant portion of its operations in various international areas. The Company’s activities in these areas are subject to risks associated with international operations, including political and economic uncertainties, risks of cancellation or unilateral modification of agreements, operating restrictions, currency repatriation restrictions, expropriation, export restrictions, the imposition of new taxes and the increase of existing taxes, inflation, foreign exchange fluctuations and other risks arising out of international government sovereignty over areas in which the operations are conducted. The Company has endeavored to protect itself against political and commercial risks inherent in these operations. There is no certainty that the steps taken by the Company will provide adequate protection.

        Concentrations Of Credit Risk – Derivative financial instruments that hedge the price of oil and gas and interest rates are generally executed with major financial or commodities trading institutions which expose the Company

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

to acceptable levels of market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. Although notional amounts are used to express the volume of these contracts, the amounts potentially subject to credit risk, in the event of non-performance by the counterparties, are substantially smaller. The credit worthiness of counterparties is subject to continuing review and full performance is anticipated.

        Change in Accounting Method Subsequent to Year-end – From time to time, the Company has utilized and expects to continue to utilize derivative financial instruments with respect to a portion of its oil and gas production to achieve a more predictable cash flow by reducing its exposure to price fluctuations. These transactions generally are swaps, collars or options and are entered into with major financial institutions or commodities trading institutions. Derivative financial instruments are intended to reduce the Company’s exposure to declines in the market price of natural gas and crude oil. Through December 31, 2000, gains and losses from these financial instruments have been recognized in revenues for the periods to which the derivative financial instruments relate.

        Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. These statements establish accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded at fair market value and included in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in earnings. All of the Company’s derivative financial instruments subject to SFAS 133 have been designated as cash flow hedges.

     Adoption of SFAS 133 at January 1, 2001 will result in the recognition of $1 million of additional derivative assets, included in other current assets, and $23 million of derivative liabilities, included in accrued liabilities, in the Company's Consolidated Balance Sheet, and $12 million, net of taxes, of deferred hedging losses, included in accumulated other comprehensive income as the effect of the change in accounting principle. Amounts were determined as of January 1, 2001 based on quoted market values, the Company's portfolio of derivative instruments, and the Company's measurement of hedge effectiveness.

3. Earnings Per Share

     The following table provides a reconciliation between basic and diluted earnings per share (stated in thousands except per share data):

                                             Net Income
                                            Available to    Weighted Average     Earnings
                                              Common          Common Shares     Per Share
                                            Shareholders      Outstanding        Amount
                                            ------------    ----------------    ---------
Year Ended December 31, 2000:
       Basic............................      $209,953            167,144        $ 1.26
        Effect of dilutive securities:
            Stock options...............             -              4,217
            Convertible preferred stock.         3,250              3,388
                                            ------------    ----------------
       Diluted..........................      $213,203            174,749        $ 1.22
                                            ============    ================

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

        Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined on the assumption that outstanding stock options have been converted using the average common stock price for the period and that convertible preferred stock has been converted at its stated conversion price. For purposes of computing earnings per share in loss years (1999 and 1998), common stock equivalents have been excluded from the computation of weighted average common shares outstanding because their effect is antidilutive. The preferred stock conversion is also excluded from the computation for the same years because of its antidilutive effect.

        Weighted average options to purchase 6,600,252 shares of common stock at $13.46 to $36.54 per share were outstanding during 2000 but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares. These options expire at various dates through 2010. Options to purchase 22,515,302 shares of common stock and 12,667,983 shares of common stock were outstanding at December 31, 1999 and 1998, respectively, but were not included in the computation of diluted loss per share because the effect of the assumed exercise of these stock options as of the beginning of the year would have an antidilutive effect. These options had exercise prices ranging from $2.11 to $36.55 and expire at various dates through 2009.

4. Supplemental Disclosures of Cash Flow Information

Supplemental disclosures of cash flow information (stated in thousands) are as follows:

                                                Year Ended December 31,
                                   --------------------------------------------------
                                        2000             1999              1998
                                   ---------------   --------------    --------------

Cash paid during the year for:
 Interest......................      $  114,708        $  135,556        $   54,758
 Income taxes..................      $   38,244        $   27,493        $    3,869

5. Other Current Assets

     Other current assets (stated in thousands) include the following:

                                                    December 31,
                                      ---------------------------------------
                                            2000                 1999
                                      ------------------   ------------------
Prepaid drilling costs............       $      31,026        $      21,307
Inventories.......................              28,050               28,723
Deferred hedging costs............              17,995                    -
Other.............................               1,966                4,997
                                      ------------------   ------------------
Total other current assets........       $      79,037        $      55,027
                                      ==================   ==================

6. Acquisition And Disposition of Assets

        Disposition of East Bay – On March 31, 2000, the Company completed the sale of its East Bay Complex receiving net proceeds of approximately $78 million. The properties were located in the Mississippi Delta Region of the Gulf of Mexico.

        1999 Dispositions – During 1999, Company disposed of ENSTAR for net proceeds of $287 million; domestic properties located in the Arkoma Basin and Gulf of Mexico for net proceeds of $231 million and $66 million, respectively; and its Canadian subsidiary for net proceeds of $68 million.

        The following reflects the results of operations of the disposed assets (in millions):

                                                                  Year Ended December 31,
                                                        -------------------------------------------
                                                            2000            1999           1998
                                                        -------------  --------------  ------------
East Bay:
   Revenues.........................................      $     39       $      61       $     89
   Operating profit (loss)..........................            18              10             (1)

ENSTAR:
   Revenues.........................................             -              38              -
   Operating profit.................................             -               5              -

Other Domestic Properties:
   Revenues.........................................             -              36              -
   Operating profit.................................             -              15              -

Canada:
   Revenues.........................................             -               7             19
   Operating profit (loss) (including impairment)...             -             (21)             5

     Proceeds from these transactions were used primarily to repay amounts outstanding under the Company's existing credit facility.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

7. Other Noncurrent Assets

     Other noncurrent assets (stated in thousands) include the following:

                                                                          December 31,
                                                                  ---------------------------
                                                                      2000           1999
                                                                  ------------   ------------
Oil and gas imbalances (net of current portion of $5 million
   in 2000 and 1999).........................................       $ 23,145       $ 20,099
Deferred financing costs.....................................         22,009         28,336
Other........................................................          8,922          8,342
                                                                  ------------   ------------
Total other noncurrent assets................................       $ 54,076       $ 56,777
                                                                  ============   ============

        Deferred Financing Costs – Deferred financing costs represent financing costs incurred in connection with the execution of various debt facilities entered into or securities issued by the Company. These costs are capitalized and amortized to interest expense over the life of the related debt.

8. Debt

        Long-term debt consisted of the following at December 31, 2000 and 1999 (in thousands):

                                                                           December 31,
                                                                 -------------------------------
                                                                      2000             1999
                                                                 --------------   --------------
Credit Facility (average interest rate of 7.5%) due 2004.          $        -        $ 300,000
Public Notes:
   7 7/8% Senior Notes, due August 2003..................              98,957           98,553
   7 5/8% Senior Notes, due July 2005....................             124,590          125,000
   8 5/8% Senior Subordinated Notes, due August 2005.....              99,638           99,559
   9 3/4% Senior Subordinated Notes, due October 2006....               1,783            1,783
   8 7/8% Senior Subordinated Notes, due July 2007.......             199,779          199,745
   8 3/8% Senior Subordinated Notes, due July 2008.......             249,558          250,000
   8 1/4% Senior Notes, due July 2018....................             123,841          125,000
   7 1/2% Senior Notes, due September 2027...............             126,068          125,172
Other....................................................               9,199           22,249
                                                                 --------------   --------------
                                                                    1,033,413        1,347,061
Less:  Current maturities................................                (849)         (13,651)
                                                                 --------------   --------------
Total long-term debt.....................................          $1,032,564       $1,333,410
                                                                 ==============   ==============

        Credit Facility – As of December 31, 2000, the “Credit Facility” consisted of a $500 million revolving credit facility with a maturity date of March 30, 2004. The Credit Facility bears interest, at the Company’s option, at LIBOR or prime rates plus applicable margins ranging from zero to 1.7% or at a competitive bid. As of December 31, 2000, the Company had no borrowings outstanding against the Credit Facility. Letters of Credit totaled $45 million, leaving $455 million of available credit.

        During the fourth quarter of 1999, the Company repurchased the outstanding balance of its 10 3/8% Senior Subordinated Notes, which totaled $150 million, and $158 million of its 9¾% Senior Subordinated Notes. The repurchase of these notes was funded with available cash balances and borrowings under the Credit Facility. In connection with this repurchase, the Company recorded an after-tax extraordinary loss of $23 million, or ($0.16) per basic and diluted share. The extraordinary loss included a current tax benefit of approximately $13 million.

        Public Notes – The Company’s senior and senior subordinated notes are general unsecured obligations of the Company and are guaranteed by Ocean Louisiana, a direct subsidiary of the Company, but are subordinate to the Credit Facility. The Company’s debt contains conditions and restrictive provisions including, among other things, restrictions on additional indebtedness by the Company and its subsidiaries and entering into sale and leaseback transactions and the maintenance of certain financial ratios. Under the most restrictive of these provisions, approximately $268 million was available for payment of cash dividends on common stock or to repurchase common stock as of December 31, 2000.

         Annual Maturities - At December 31, 2000, the Company's aggregate annual maturities of long-term debt are $1 million, $1 million, $101 million, $1 million and $226 million for the years 2001, 2002, 2003, 2004 and 2005, respectively.

9. Deferred Revenue

     In September 2000, the Company entered into a market-sensitive prepaid natural gas sales contract to deliver approximately 53,500 Mcf of natural gas per day beginning in January 2002 through December 2003. In exchange for the natural gas to be provided, the Company received an advance payment of approximately $75 million. In addition, to the extent that the index price, as defined, exceeds

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

$2.50 per Mmbtu for any delivery month, the purchaser will make payments to the Company equal to the difference between the index price and $2.50 times the delivery quantity for that month. In 1999, the Company entered into a prepaid crude oil sales contract to deliver approximately 5,600 barrels of crude oil per day beginning in February 2000 through May 2003. In exchange for the crude oil to be provided, the Company received an advance payment of approximately $100 million. The obligations associated with the future delivery of the natural gas and crude oil have been recorded as deferred revenue. The amounts received are amortized into revenue as scheduled deliveries of natural gas and crude oil are made as follows:

                                                   Year Ended December 31,
                                   ----------------------------------------------------
                                         2001               2002             2003
                                   ----------------   ---------------  ----------------

   Revenues (in thousands)......     $     30,014       $     67,487      $    49,979
   Annual oil delivery (MBbl)...            2,028              2,028              845
   Annual gas delivery (MMcf)...                -             19,260           19,260

10. Other Noncurrent Liabilities

Other noncurrent liabilities (stated in thousands) include the following:

                                                                         December 31,
                                                                 ---------------------------
                                                                     2000           1999
                                                                 ------------    -----------
Conveyance of Section 29 credit properties...................      $ 68,611        $     -
Deferred income taxes........................................        45,761              -
Oil and gas imbalances (net of current portion of $2 million
   in 2000 and $3 million in 1999)...........................        14,090         14,968
Supplemental benefit and deferred directors fee plans........        14,908          8,361
Other........................................................        21,878         24,923
                                                                 ------------    -----------
Total other noncurrent liabilities...........................      $165,248        $48,252
                                                                 ============    ===========

        Conveyance of Section 29 Credit Properties – In September 2000, the Company conveyed certain Internal Revenue Code Section 29 Tax Credit-bearing properties to a trust for approximately $70 million, which was recorded in other noncurrent liabilities. The trust will receive the operating cash flow from the properties until the investor recoups its investment plus a required after-tax rate of return. As part of the transaction, the trust was required to hedge 85% of its estimated gas production through December 31, 2005. Although the Company is not a party to the financial instrument, under SFAS 133 this transaction is determined to have an embedded derivative financial instrument.

        Supplemental Benefit and Deferred Directors Fee Plans – Supplemental benefit and deferred directors fee plans represent the Company’s obligation under its executive supplemental retirement plan, the deferred directors fee plan and other supplemental benefit plans.

11. Fair Value of Financial Instruments

        The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies described below. Considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts. The estimated fair values of the Company’s financial instruments (stated in thousands) are summarized as follows:

                                                           December 31,
                                -------------------------------------------------------------------
                                             2000                               1999
                                --------------------------------   --------------------------------
                                   Carrying         Estimated         Carrying          Estimated
                                    Amount          Fair Value         Amount          Fair Value
                                --------------   ---------------   --------------    --------------
Liabilities:
   Debt......................     $1,033,413       $1,051,580        $  1,347,061      $  1,297,959
Commodity hedging instruments:
   In a receivable position...        17,995           18,561                   -             5,365
   In a payable position......             -          (23,097)                  -            (9,552)

        Debt - The fair value of the public notes is estimated based on quoted market prices for the same or similar issues. The carrying amount of all other debt approximates fair value because these instruments bear interest at rates tied to current market rates or mature in one year.

        Commodity Hedging Instruments – The fair value of the Company’s commodity hedging instruments is the estimated amount the Company would receive or pay to settle the applicable commodity hedging instrument at the reporting date, taking into account the difference between market prices or index prices at year-end and the contract price of the commodity hedging instrument. Certain of the Company’s commodity hedging instruments,

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

primarily swaps, were off balance sheet transactions as of December 31, 1999 and 2000 and, accordingly, no respective carrying amounts for these instruments were included in the accompanying consolidated balance sheets. As a result of the Company’s adoption of SFAS 133 to be made on January 1, 2001, these amounts will be recorded in the Company’s consolidated balance sheet subsequent to December 31, 2000.

        As of December 31, 2000, the Company had hedged approximately 15,000 Bbl per day of its expected crude oil production through June 30, 2001. Assuming current strip prices, the average price of hedged production is estimated at $21.53 per Bbl. The Company also has put options that place a $25.00 per Bbl average annual floor price on 20,000 Bbl of crude oil per day, a $4.00 per Mcf average annual floor price on 100,000 Mcf of natural gas per day and a $5.00 per Mcf average annual floor price on 100,000 Mcf of natural gas per day during 2001. As discussed in Note 10, a related trust, to which the Company conveyed Section 29 tax credit-bearing properties, is required to hedge 85% of estimated gas production from these properties during 2001. The trust has hedged approximately 14,500 Mcf of gas per day at an average price of $4.77 per Mcf for 2001.

12. Shareholders’ Equity

        The following table reflects the activity in shares of the Company’s common stock, preferred stock and treasury stock during the three years ended December 31, 2000:

                                                                        Year Ended December 31,
                                                       --------------------------------------------------
                                                            2000               1999             1998
                                                       ---------------   ---------------  ---------------
Common Stock Outstanding:
   Shares at beginning of year.....................      166,979,981       101,753,646      100,109,241
   Shares issued in connection with Seagull Merger.                -        64,629,732                -
   Exercise of common stock options ...............        2,820,008           596,603        1,084,405
   Deferred compensation...........................          269,125                 -          560,000
                                                       ---------------   ---------------  ---------------
   Shares at end of year...........................      170,069,114       166,979,981      101,753,646
                                                       ===============   ===============  ===============

Preferred Stock Outstanding:
   Shares at beginning of year.....................           50,000            50,000                -
   Issuance of preferred stock.....................                -                 -           50,000
                                                       ---------------   ---------------  ---------------
   Shares at end of year...........................           50,000            50,000           50,000
                                                       ===============   ===============  ===============

Treasury Stock Outstanding:
   Shares at beginning of year.....................          378,171                 -                -
   Shares assumed in connection with Seagull Merger                -           472,278                -
   Purchase of shares..............................        2,376,395           394,000                -
   Contribution of shares to ESOP..................                -          (488,107)               -
                                                       ---------------   ---------------  ---------------
   Shares at end of year...........................        2,754,566           378,171                -
                                                       ===============   ===============  ===============

        Preferred Stock – The Company is authorized to issue 10,000,000 shares of preferred stock, in one or more series. On November 10, 1998, the Company completed a private placement of 50,000 shares of Class C Convertible Preferred Stock for $38 million of oil and gas properties and $12 million cash from one of its institutional investors and an affiliate of such investor. The preferred stock has a 6.5% cumulative dividend payable semi-annually and ranks senior to the Company’s common stock with respect to dividend distribution and distribution upon liquidation. Upon liquidation, the holders of the preferred shares are entitled to receive $1,000 per share, plus any accrued and unpaid dividends. The conversion price of the shares is $15.00.

        Common Stock Dividends – On December 18, 2000, the Company’s Board of Directors declared a dividend of four cents per share on the Company’s outstanding common

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

stock, payable on January 19, 2001, to stockholders of record at the close of business on January 5, 2001. Dividends of $6.7 million were charged to retained earnings and were included in accrued liabilities as of December 31, 2000. See Note 8 for discussion of restrictions on payment of cash dividends on common stock.

        Treasury Stock – During 2000 the Company purchased approximately 2.4 million shares of its stock for approximately $32 million. In connection with the Seagull Merger, the Company acquired 472,000 shares of treasury stock. In December 1999, the Company purchased 394,000 shares of stock in the open market for $2.8 million and subsequently contributed 488,000 shares of treasury stock to its Employee Stock Ownership Plan.

        Preferred Share Purchase Rights – The Company has a Share Purchase Rights Plan to protect the Company’s shareholders from coercive or unfair takeover tactics. Under this Plan, each outstanding share and each share of common stock subsequently issued has attached to it one Right, exercisable at $30.75, subject to certain adjustments. In the event a person or group acquires 10% or more of the outstanding common stock, or in the event the Company is acquired in a merger or other business combination or 50% or more of the Company’s consolidated assets or earning power is sold, each Right entitles the holder to purchase $30.75 worth of shares of common stock of the Company or of the acquiring company, as the case may be, for half of the then-current, per-share market prices.

        The Rights, under certain circumstances, are redeemable at the option of OEI’s Board of Directors at a price of $0.005 per Right, within 10 days (subject to extension) following the day on which the acquiring person or group exceeds the 10% threshold. If any person or group acquires 10% or more (but less than 50%) of the Company’s outstanding common stock, the Board may, at its option, issue common stock in exchange for all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of common stock for each two shares of common stock for which each Right is then exercisable, subject to adjustment. The Rights expire on May 21, 2001, but may be extended by an action of the Board of Directors.

13. Benefit Plans

        Stock Option Plans –The Company currently has various stock option plans. The stock options generally become exercisable over a three-year period and expire 10 years after the date of grant. At December 31, 2000, approximately 1.6 million shares of common stock were available for grant. Information relating to stock options is summarized as follows:

                                      2000                           1999                           1998
                           ---------------------------- ------------------------------- -----------------------------
                                            Weighted                       Weighted                      Weighted
                                            Average                         Average                       Average
                                            Exercise                       Exercise                      Exercise
                                           Price Per                       Price Per                     Price Per
                               Shares        Share           Shares          Share          Shares         Share
                           -------------- ------------- ---------------- -------------- -------------- --------------
Balance outstanding -
  Beginning of year........   22,515,302     $ 12.88       12,667,983       $ 13.42         9,334,600     $ 12.34
    Seagull options
      assumed at merger
      date.................            -           -        5,414,601       $ 16.16                 -          -
    Granted................    3,085,950     $  8.09        5,261,000       $  7.23         7,960,300     $ 17.80
    Exercised..............   (2,820,008)    $  8.55         (596,603)      $  5.64        (1,084,405)    $  8.07
    Forfeited..............   (3,191,503)    $ 14.73         (231,679)      $  8.84        (3,542,512)    $ 22.05
                           -------------- ------------- ---------------- -------------- -------------- --------------
Balance outstanding -
  End of year..............   19,589,741     $ 12.45       22,515,302       $ 12.88        12,667,983     $ 13.42
                           ============== ============= ================ ============== ============== ==============
Options exercisable -
   End of year.............   14,239,266     $ 14.23       17,559,619       $ 14.45         8,009,163     $ 12.77
                           ============== ============= ================ ============== ============== ==============

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

        The weighted average fair value of stock options granted during 2000, 1999 and 1998 was $4.86, $4.28 and $11.42 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model. The model assumed expected volatility of 65%, 65% and 61% and weighted average risk-free interest rates of 6.48%, 5.24%, and 4.73% to 5.75%, for grants in 2000, 1999 and 1998, respectively, and an expected dividend yield of 0% and an expected life of five years for each of the three years. Actual value realized, if any, is dependent on the future performance of Ocean common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

        Information relating to stock options outstanding at December 31, 2000 is summarized as follows:

                                   Options Outstanding                              Options Exercisable
                  ------------------------------------------------------  -----------------------------------------
                                           Weighted         Weighted
                       Number              Average           Average           Number              Weighted
                     Outstanding          Remaining         Exercise       Exercisable at           Average
    Range of        at December 31,      Contractual        Price Per       December 31,         Exercise Price
 Exercise Prices         2000                Life             Share             2000               Per Share
 ---------------  ---------------  --------------------  ---------------   ------------------   -------------------
   $3.65 -  7.30         5,510,559           6.3              $  6.14          3,318,263             $  5.70
   $7.31 - 10.96         5,911,041           7.1              $  8.24          3,088,798             $  8.83
  $10.97 - 14.61         2,009,625           5.1              $ 12.50          1,842,189             $ 12.49
  $14.62 - 18.26         1,031,462           5.7              $ 16.77            862,962             $ 16.89
  $18.27 - 21.92         1,629,873           5.5              $ 19.77          1,629,873             $ 19.77
  $21.93 - 25.57         2,776,631           5.3              $ 23.44          2,776,631             $ 23.44
  $25.58 - 36.55           720,550           5.5              $ 29.95            720,550             $ 29.95
                  --------------------  ---------------   --------------  -----------------   ---------------------
                        19,589,741           5.1              $ 12.45         14,239,266             $ 14.23
                  ====================  ===============   ==============  =================   =====================

        All outstanding options were issued at an exercise price equal to fair market value or greater of the Company’s common stock as of the date of grant. Accordingly, as discussed in Note 2 for the years ended December 31, 2000, 1999 and 1998, no compensation expense relating to these options was recognized in the Company’s results of operations. Had compensation costs for the Company’s stock option plans been determined based on the fair value at the grant dates, the Company’s net income (loss) and earnings (loss) per share would have been restated to the pro forma amounts (stated in thousands except per-share data) indicated below:

                                              Year Ended December 31,
                               --------------------------------------------------
                                    2000              1999             1998
                               ---------------    --------------   --------------
Net income (loss):
   As reported...............    $   213,203        $ (43,838)       $(406,879)
   Pro forma.................        205,545          (71,019)        (427,166)

Earnings (loss) per share:
   Basic:   As reported......    $      1.26        $   (0.31)       $   (4.04)
            Pro forma........    $      1.21        $   (0.49)       $   (4.43)

   Diluted:
            As reported......    $      1.22        $   (0.31)       $   (4.04)
            Pro forma........    $      1.18        $   (0.49)       $   (4.43)

        Under SFAS No. 123, the acceleration of vesting of options due to the Seagull Merger resulted in the recognition of all remaining pro forma unamortized compensation expense relating to those options in the calculation of the 1999 pro forma amounts above.

        Deferred Compensation – During 2000 the Company awarded a total of 269,125 shares of common stock as

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

deferred compensation with an average fair market value of $9.31 per share and a three-year vesting period to various Company officers.

        In November 1998 the Company awarded a total of 560,000 shares of common stock as deferred compensation with a fair market value of $10.25 per share and a three-year vesting period to six executive officers. Upon the completion of the Seagull Merger, any unvested shares automatically became vested and all restrictions lapsed.

        Other Benefit Plans – The Company has various other benefit plans, primarily in the form of profit sharing and thrift plans. Collectively, Company contributions to these plans were approximately $8 million, $6 million and $2 million in 2000, 1999 and 1998, respectively, and were included in operating and general and administrative expenses.

14. Income Taxes

        The income (loss) before income taxes and the components of income tax expense (benefit) for each of the years ended December 31, 2000, 1999 and 1998 (stated in thousands) were as follows:

                                                        Year Ended December 31,
                                        ------------------------------------------------------
                                             2000               1999               1998
                                        ---------------    ----------------   ----------------
Income (loss) before income taxes and
 extraordinary item:
   Domestic...........................    $  159,058         $  (67,739)        $  (494,687)
   Foreign............................       219,032             46,115            (121,891)
                                        ---------------    ----------------   ----------------
                                          $  378,090         $  (21,624)          $(616,578)
                                        ===============    ================   ================

Current income tax expense (benefit):
   Federal............................    $     (685)        $   21,577         $       321
   Foreign............................        23,195             20,074               3,512
   State..............................          (633)             6,400                 (18)
                                        ---------------    ----------------   ----------------
     Total current....................        21,877             48,051               3,815
                                        ---------------    ----------------   ----------------

Deferred  income tax expense (benefit):
   Federal............................        98,105            (38,179)           (198,798)
   Foreign............................        42,364             (2,362)            (13,131)
   State..............................         2,541             (7,582)             (1,585)
                                        ---------------    ----------------   ----------------
     Total deferred...................       143,010            (48,123)           (213,514)
                                        ---------------    ----------------   ----------------
Income tax expense (benefit)..........    $  164,887         $      (72)        $  (209,699)
                                        ===============    ================   ================

        In addition, the Company incurred tax expense of $1 million on discontinued operations in 1999 and a $13 million tax benefit on an extraordinary item in 1999.

        As of December 31, 2000 and 1999, the Company and its subsidiaries had U.S. federal net operating loss (NOL) carryforwards of approximately $354 million and $81 million, respectively. These loss carryforward amounts will expire during the years 2006 through 2020.

        For federal income tax purposes, certain limitations are imposed on an entity’s ability to utilize its NOLs in future periods if a change of control, as defined for federal income tax purposes, has taken place. In general terms, the limitation on utilization of NOLs and other tax attributes during any one year is determined by the value of an acquired entity at the date of the change of control multiplied by the then-existing long-term, tax-exempt interest rate. The manner of determining an acquired entity’s value has not yet been addressed by the Internal Revenue Service. The Company has determined that, for federal income tax purposes, a change of control has occurred. However, the Company does not believe such limitations will significantly impact the Company’s ability to utilize the NOLs.

     Income tax expense (benefit) for each of the years ended December 31, 2000, 1999 and 1998 (stated in

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

thousands) was different than the amount computed using the federal statutory rate (35%) for the following reasons:

                                                                        Year Ended December 31,
                                                             --------------------------------------------
                                                                 2000           1999            1998
                                                             ------------   ------------   --------------
Amount computed using the statutory rate.................      $132,332       $(7,568)       $(215,802)
Increase (reduction) in taxes resulting from:
   Net book deductions not available for tax due to
     differences in book/tax basis.......................           539           283            2,337
   Tax gain in excess of book gain.......................             -         9,045            2,310
   Nondeductible merger costs............................             -             -            7,103
   State and local income taxes, net of federal effect...         1,240          (768)          (1,575)
   Taxation of foreign operations, net of federal effect.        30,510         7,309          (10,114)
   Accrual to actual adjustments.........................             -        (1,816)           1,072
   Increase (decrease) in deferred tax asset valuation
     allowance...........................................             -        (6,570)           4,476
   Other.................................................           266            13              494
                                                             ------------   ------------    -------------
Income tax expense (benefit).............................      $164,887        $  (72)       $(209,699)
                                                             ============   ============    =============

        The net decrease in the valuation allowance for the year ended December 31, 1999 of approximately $6.6 million included $4.5 million related to the utilization in 1999 of net operating loss carryforwards expiring in 1999 for which a valuation allowance had previously been provided. The remaining change for 1999 is related to management’s belief that, due to events occurring in the year of change, it is more likely than not such deferred tax assets, for which a valuation allowance had previously been established, will be realized.

        The significant components of deferred income tax expense (benefit) attributable to income from continuing operations for the years ended December 31, 2000, 1999 and 1998 (stated in thousands) were as follows:

                                                                               Year Ended December 31,
                                                                  ---------------------------------------------------
                                                                       2000             1999              1998
                                                                  ---------------  ----------------  ----------------
Deferred tax expense (benefit) exclusive of the effects of
   other  components listed below.............................      $  143,010       $  (41,553)       $  (217,990)
Increase (decrease) in deferred tax asset valuation allowance.               -           (6,570)             4,476
                                                                  ---------------  ----------------  ----------------
                                                                    $  143,010       $  (48,123)       $  (213,514)
                                                                  ===============  ================  ================

        The tax effects of temporary differences that gave rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2000 and 1999 (stated in thousands) were as follows:

                                                              Year Ended December 31,
                                                          ----------------------------
                                                              2000            1999
                                                          ------------    ------------
Deferred tax assets:
   Excess of tax basis in oil and gas properties
     over basis for financial reporting purposes......      $      -        $131,796
   Deferred revenue...................................        25,455          35,000
   Net operating loss carryforwards...................       123,897          28,317
   Percentage depletion carryforwards.................         2,688           2,688
   Alternative minimum tax credit carryforwards.......         4,187          24,415
   Other..............................................        13,997          17,598
                                                          ------------    ------------
Deferred tax assets...................................       170,224         239,814
Less - valuation allowance............................             -            (116)
                                                          ------------    ------------
Net deferred tax assets...............................       170,224         239,698
                                                          ------------    ------------
Deferred tax liabilities:
   Property, plant and equipment, due to differences
     in depreciation, depletion and amortization......       (71,131)         (3,596)
                                                          ------------    ------------
Deferred tax liabilities..............................       (71,131)         (3,596)
                                                          ------------    ------------
Net deferred tax assets...............................        99,093         236,102
Less - reclassification to current deferred assets....        (1,034)         (2,696)
                                                          ------------    ------------
Net non-current deferred tax assets...................      $ 98,059        $233,406
                                                          ============    ============

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

15. Related Party Transactions

        During 2000, the Company purchased approximately 750,000 shares of its common stock at fair market value from two members of its Board of Directors for approximately $12 million as part of the Company's stock repurchase plan.

        The Company pays an annual consulting fee of $425,000 from June 1, 1999 through May 31, 2002 to a member of the Company’s Board of Directors.

        Effective January 1, 2000, the Company paid an annual salary of $100,000 to the Vice Chairman of the Board of Directors of the Company. Upon the Vice Chairman’s resignation on January 23, 2001, the contract was terminated. In addition, severance benefits of $5.4 million paid to the former Vice Chairman have been included in merger and acquisition costs for the year ended December 31, 1999.

     During 1999, the Company paid fees of $4.9 million to Merrill Lynch & Co., Inc. for financial advisory services related to the Seagull Merger. A member of the Company's Board of Directors also serves on the Board of Merrill Lynch & Co., Inc.

     Management believes that all transactions with the aforementioned entities are under normal industry terms and conditions.

16. Commitments And Contingencies

        Marketing Contract – Approximately 70% of the Company’s monthly domestic gas production is being sold at market prices pursuant to a purchase and sale agreement with Duke Energy Trading and Marketing, L.L.C. The agreement is in effect through September 30, 2001.

        Transportation Commitments – The Company has entered into various agreements for transportation of specified quantities of natural gas with estimated future minimum transportation expense payments required for years ending December 31, 2001 through 2005 of $6 million, $4 million, $1 million, $1 million and $1 million, respectively.

        Lease Commitments – The Company leases certain office space and equipment under operating lease arrangements which require future minimum rental payments of $8 million in each of the years 2001 through 2004, of $2 million in 2005 and total less than $2 million for all subsequent years. Total rental expense under operating leases was approximately $5 million in 2000 and 1999, respectively, and $4 million in 1998.

        During 2000 the Company entered into lease agreements in which the lessors have agreed to fund up to $189 million for the construction of certain offshore platforms that will be completed and installed in 2001 and 2002. Lease payments begin upon completion of construction and annual rental expense will total approximately $3 million. Upon expiration of each lease term, including any renewals, the Company has the option to purchase the leased property for a specified price or to arrange for the sale of the platforms to a third party. Under the sale option, the Company has guaranteed a percentage of the total original cost as the residual fair value of the platforms. The Company intends to arrange for long-term operating leases to replace these leases at the end of the construction periods for the platforms.

        Other - The Company is a party to ongoing litigation in the normal course of business. Management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. While the outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management believes that the effect on its financial condition, results of operations and cash flows, if any, will not be material.

17. Subsequent Event

        In January 2001, the Company announced that it had signed an agreement to acquire all outstanding shares of stock of Texoil, Inc. at a price of $8.25 per share for common stock and $18.04 per share for Series A convertible preferred stock for a total purchase price of approximately $130 million including assumed bank debt of approximately $15 million plus certain liabilities. The transaction is expected to be completed during the first quarter of 2001. Texoil, Inc. is an independent oil and gas company engaged in the acquisition of oil and gas reserves through a program, which includes purchases of reserves, re-engineering, development and exploration activities in Texas and Louisiana.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

18. Supplemental Oil and Gas Information (Unaudited)

        As discussed in Note 6, during 2000, the Company sold its interest in East Bay and during 1999 the Company sold its Canadian subsidiary and portions of its domestic assets in the Arkoma and Gulf of Mexico regions. Also, as a result of the Seagull Merger, the Company acquired additional foreign operations primarily in Egypt, Russia and Indonesia, and increased its domestic and Côte d’Ivorian operations. In the following tables “Other International” information includes primarily Indonesia and Russia at December 31, 2000 and 1999 and Canada at December 31, 1998.

Capitalized Costs Relating to Oil and Gas Producing Activities
(amounts in thousands)

                                                    Equatorial      Côte                       Other
                                    Domestic          Guinea      d'Ivoire       Egypt      International    Total
                                  --------------   -----------  ------------  -----------   ------------- ------------
At December 31, 2000:
   Proved ...................      $3,235,958       $579,664     $179,341      $105,528      $   67,502    $4,167,993
   Unproved .................         370,509          2,653            -        27,741         155,373       556,276
                                  --------------   -----------  ------------  -----------   ------------- ------------
Total capitalized costs......       3,606,467        582,317      179,341       133,269         222,875     4,724,269
   Accumulated depreciation,
    depletion and amortization     (1,991,236)      (257,360)    (116,326)      (39,692)        (52,178)   (2,456,792)
                                  --------------   -----------  ------------  -----------   ------------- ------------
Net capitalized costs........      $1,615,231       $324,957     $ 63,015      $ 93,577      $  170,697    $2,267,477
                                  ==============   ===========  ============  ===========   ============= ============

At December 31, 1999:
   Proved ...................      $2,841,940      $ 498,747     $227,131      $ 85,271      $   53,199    $3,706,288
   Unproved .................         371,265              -            -        26,563         109,369       507,197
                                  --------------   -----------  ------------  -----------   ------------- ------------
Total capitalized costs......       3,213,205        498,747      227,131       111,834         162,568     4,213,485
   Accumulated depreciation,
    depletion and amortization     (1,707,338)      (203,288)    (112,046)      (18,401)        (20,275)   (2,061,348)
                                  --------------   -----------  ------------  -----------   ------------- ------------
Net capitalized costs........      $1,505,867      $ 295,459     $115,085      $ 93,433      $  142,293    $2,152,137
                                  ==============   ===========  ============  ===========   ============= ============

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities
(amounts in thousands)

                                                Equatorial      Côte                         Other
                                   Domestic       Guinea      d'Ivoire        Egypt      International     Total
                                  ------------  -----------  -----------    -----------  ------------- -------------
Year  ended December 31, 2000:
Acquisition costs:
   Proved .....................    $    6,276    $      -     $      -       $   (727)    $       -     $     5,549
   Unproved ...................        46,915       7,860            -          2,044         5,531          62,350
Exploration costs..............       148,703       5,595        1,510          6,132        40,920         202,860
Development costs..............       191,318      68,179       14,695         13,985        12,070         300,247
                                  ------------  -----------  -----------    -----------  ------------- -------------
Total costs incurred...........    $  393,212    $ 81,634     $ 16,205       $ 21,434     $  58,521     $   571,006
                                  ============  ===========  ===========    ===========  ============= =============

Year ended December 31, 1999:
Acquisition costs:
   Proved .....................    $  751,266    $      -     $ 15,660       $ 82,673     $  50,717     $   900,316
   Unproved ..................        116,319         181            -         25,855         9,900         152,255
Exploration costs .............        91,207      16,886        4,056          1,063        34,821         148,033
Development costs.............         52,321      97,873        2,591          3,717         3,329         159,831
                                  ------------  -----------  -----------    -----------  ------------- -------------
Total costs incurred...........    $1,011,113    $114,940     $ 22,307       $113,308     $  98,767     $ 1,360,435
                                  ============  ===========  ===========    ===========  ============= =============

Year ended December 31, 1998:
Acquisition costs:
    Proved ....................    $   59,534    $      -     $      -       $      -     $   5,197     $    64,731
    Unproved ..................        46,417           -            -              -        45,799          92,216
Exploration costs .............       261,991      53,451       43,745              -        36,640         395,827
Development costs..............       232,585     121,213       29,446  (1)         -        12,107         395,351
                                  ------------  -----------  -----------    -----------  ------------- -------------
Total costs incurred............   $  600,527    $174,664     $ 73,191       $      -     $  99,743     $   948,125
                                  ============  ===========  ===========    ===========  ============= =============

  (1)  Amounts do not include $4,125 incurred on the LPG Plant in Côte d'Ivoire in 1998.

        Of the $512 million of net unproved property costs (primarily seismic and lease acquisition costs) at December 31, 2000, being excluded from the amortizable base, $139 million was incurred in 2000, $109 million was incurred in 1999, $146 million was incurred in 1998, and $118 million was incurred in prior years. The majority of the costs will be evaluated over a five-year period.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

Results of Operations for Oil and Gas Producing Activities
(amounts in thousands)

                                                   Equatorial     Côte                       Other
                                     Domestic        Guinea      d'Ivoire      Egypt     International       Total
                                   -------------  -----------  -----------  -----------  -------------  --------------
 Year Ended December 31, 2000:
   Revenues ....................    $711,012       $193,840     $ 47,729     $ 77,563     $   43,410      $1,073,554
   Operating expenses(1) .......     185,909         20,795       10,775       16,571         22,832         256,882
   DD&A(2)......................     198,669         55,192       17,753       21,352         12,010         304,976
   Impairment of oil and
       gas properties...........           -              -            -            -         20,066          20,066
   Income tax expense (3) ......     122,413         61,799        9,616       14,913          3,167         211,908
                                   -------------  -----------  -----------  -----------  -------------  --------------
   Results of activities .......    $204,021       $ 56,054     $  9,585     $ 24,727     $  (14,665)    $   279,722
                                   =============  ===========  ===========  ===========  =============  ==============

 Year Ended December 31, 1999:
   Revenues ....................   $   489,612     $131,153     $ 50,799     $ 58,910      $  27,091     $   757,565
   Operating expenses(1) .......       183,300       22,138       11,390       10,690         11,510         239,028
   DD&A(2)......................       212,089       48,262       20,582       19,189          9,577         309,699
   Impairment of oil and
       gas properties...........             -            -            -            -         46,403          46,403
   Income tax expense(benefit)(3)       34,391       23,956        6,494       10,389        (12,032)         63,198
                                   -------------  -----------  -----------  -----------  -------------  --------------
   Results of activities .......    $   59,832    $  36,797    $  12,333    $  18,642      $ (28,367)    $    99,237
                                   =============  ===========  ===========  ===========  =============  ==============

 Year Ended December 31, 1998:
   Revenues ....................    $  416,022     $ 74,220     $ 26,397     $      -     $   19,232     $   535,871
   Operating expenses(1) .......       170,876       13,010        7,837            -          7,074         198,797
   DD&A(2)......................       219,189       49,980       11,775            -          7,220         288,164
   Impairment of oil and
       gas properties ..........       435,768       60,424       43,723            -              -         539,915
   Income tax expense (benefit)(3)    (155,728)     (18,694)     (14,036)           -          1,876        (186,582)
                                   -------------  -----------  -----------  -----------  -------------  --------------
   Results of activities .......    $ (254,083)    $(30,500)    $(22,902)    $      -     $    3,062     $  (304,423)
                                   =============  ===========  ===========  ===========  =============  ==============

  (1)  Operating expenses represent costs incurred to operate and maintain wells and related equipment and facilities. These costs include, among other things, repairs and maintenance, labor, materials, supplies, property taxes, insurance, severance taxes, transportation expense, and all overhead expenses directly related to oil and gas producing activities.

  (2)  DD&A represents depreciation, depletion and amortization.

  (3)  Income tax expense (benefit) is calculated by applying the statutory tax rate to operating profit, then adjusting for any applicable permanent tax differences or tax credits and allowances.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

Reserve Quantity Information

                                                        Equatorial       Côte                       Other
                                            Domestic      Guinea       d'Ivoire       Egypt      International   Total
                                          ------------- ------------  ------------  -----------  ------------  -----------
Proved Reserves (MBOE):
 January 1, 2000......................       282,483       48,223        36,529        20,722       27,040        414,997
   Revisions of previous estimates ...        (2,153)      48,008        (3,653)       (1,371)       4,073         44,904
   Extensions and discoveries ........        74,353        9,195             -            23        3,674         87,245
   Purchases of reserves in place ....         1,193            -             -             -            -          1,193
   Sales of reserves in place ........       (38,666)           -             -             -            -        (38,666)
   Production ........................       (32,762)      (8,344)       (2,834)       (3,264)      (2,348)       (49,552)
                                          ------------- ------------  ------------  -----------  ------------  -----------
December 31, 2000.....................       284,448       97,082        30,042        16,110       32,439        460,121
                                          ============= ============  ============  ===========  ============  ===========

 January 1, 1999 .....................       194,106       41,048        34,394             -       22,401        291,949
   Revisions of previous estimates ...         7,696       14,498         1,036           (33)       2,469         25,666
   Extensions and discoveries ........        39,131            -             -           271        3,638         43,040
   Purchases of reserves in place ....       141,850            -         4,705        25,700       24,481        196,736
   Sales of reserves in place ........       (63,901)           -             -        (2,173)     (23,639)       (89,713)
   Production ........................       (36,399)      (7,323)       (3,606)       (3,043)      (2,310)       (52,681)
                                          ------------- ------------  ------------  -----------  ------------  -----------
December 31, 1999.....................       282,483       48,223        36,529        20,722       27,040        414,997
                                          ============= ============  ============  ===========  ============  ===========

 January 1, 1998 .....................       182,912       40,014        27,972             -       19,693        270,591
   Revisions of previous estimates ...        (4,960)      (1,659)        3,945             -          750         (1,924)
   Extensions and discoveries ........        35,579        9,230           467             -        2,775         48,051
   Purchases of reserves in place ....        12,138            -         4,395             -        1,578         18,111
   Sales of reserves in place ........          (345)           -             -             -         (256)          (601)
   Production.........................       (31,218)      (6,537)       (2,385)            -       (2,139)       (42,279)
                                          ------------- ------------  ------------  -----------  ------------  -----------
December 31, 1998.....................       194,106       41,048        34,394             -       22,401        291,949
                                          ============= ============  ============  ===========  ============  ===========

Proved Developed Reserves (MBOE):
   December 31, 2000..................       185,673       22,302        11,104         7,672       21,210        247,961
   December 31, 1999..................       225,773       18,381        13,382        11,003       18,285        286,824
   December 31, 1998..................       143,603       10,620        10,566             -       21,467        186,256

Proved Developed Oil Reserves (Mbbl):
   December 31, 2000..................        43,477       22,302         2,750         7,572       14,962         91,063
   December 31, 1999..................        74,445       18,381         2,836        10,809       11,929        118,400
   December 31, 1998 .................        64,183       10,620         2,251             -        3,900         80,954

Proved Developed Gas Reserves (MMcf):
   December 31, 2000 .................       853,176            -        50,121           608       37,487        941,392
   December 31, 1999 .................       907,968            -        63,273         1,167       38,134      1,010,542
   December 31, 1998 .................       476,522            -        49,891             -      105,401        631,814

        The reserve volumes presented are estimates only and should not be construed as being exact quantities. These reserves may or may not be recovered and may increase or decrease as a result of future operations of the Company and changes in economic conditions.

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

Reserve Quantity Information

                                                      Equatorial       Côte                       Other
                                          Domestic      Guinea      d'Ivoire      Egypt       International     Total
                                        ------------ ------------  -----------  -----------   ------------  ------------
Proved Oil Reserves (Mbbl):
January 1, 2000......................       89,808       48,223        7,039        20,492        18,237        183,799
   Revisions of previous estimates ..         (330)      48,008       (1,392)       (1,279)        3,520         48,527
   Extension and discoveries ........       27,546        9,195            -            23         3,674         40,438
   Purchases of reserves in place ...          406            -            -             -             -            406
   Sales of reserves in place .......      (26,774)           -            -             -             -        (26,774)
   Production .......................       (9,974)      (8,344)      (1,409)       (3,228)       (1,796)       (24,751)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 2000....................       80,682       97,082        4,238        16,008        23,635        221,645
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1999 .....................       82,936       41,048        6,437             -         3,900        134,321
   Revisions of previous estimates ..       10,234       14,498        1,358            33         2,276         28,399
   Extension and discoveries ........        7,682            -            -           271         3,638         11,591
   Purchases of reserves in place ...       14,717            -        1,009        25,360        14,262         55,348
   Sales of reserves in place .......      (12,229)           -            -        (2,173)       (4,473)       (18,875)
   Production .......................      (13,532)      (7,323)      (1,765)       (2,999)       (1,366)       (26,985)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1999....................       89,808       48,223        7,039        20,492        18,237        183,799
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1998 .....................       88,948      40,014         5,257              -        3,383        137,602
   Revisions of previous estimates ..      (11,818)     (1,659)          902              -          397        (12,178)
   Extension and discoveries ........       14,515       9,230           373              -          230         24,348
   Purchases of reserves in place ...        6,256           -           986              -          360          7,602
   Sales of reserves in place .......         (305)          -             -              -          (20)          (325)
   Production .......................      (14,660)     (6,537)       (1,081)             -         (450)       (22,728)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1998....................       82,936      41,048         6,437              -        3,900        134,321
                                        ============ ============  ===========  ===========   ============  ============

Proved Gas Reserves (MMcf):
January 1, 2000......................    1,156,049           -       176,943          1,375       52,820       1,387,187
   Revisions of previous estimates ..      (10,935)          -       (13,566)          (549)       3,312         (21,738)
   Extension and discoveries ........      280,840           -             -              -            -         280,840
   Purchases of reserves in place ...        4,723           -             -              -            -           4,723
   Sales of reserves in place .......      (71,353)          -             -              -            -         (71,353)
   Production........................     (136,722)          -        (8,552)          (217)      (3,312)       (148,803)
                                        ------------ ------------  -----------   ----------   -----------   ------------
December 31, 2000....................    1,222,602           -       154,825            609       52,820       1,430,856
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1999 .....................      667,019           -       167,743              -      111,004         945,766
   Revisions of previous estimates ..      (15,236)          -        (1,927)          (400)       1,171         (16,392)
   Extension and discoveries ........      188,693           -             -              -            -         188,693
   Purchases of reserves in place ...      762,799           -        22,177          2,039       61,311         848,326
   Sales of reserves in place .......     (310,031)          -             -              -     (115,000)       (425,031)
   Production........................     (137,195)          -       (11,050)          (264)      (5,666)       (154,175)
                                        ------------ ------------  -----------  -----------   ------------  ------------
December 31, 1999....................    1,156,049           -       176,943          1,375       52,820       1,387,187
                                        ============ ============  ===========  ===========   ============  ============

January 1, 1998 .....................      563,783           -       136,290              -       97,862         797,935
   Revisions of previous estimates ..       41,146           -        18,256              -        2,121          61,523
   Extension and discoveries ........      126,388           -           566              -       15,262         142,216
   Purchases of reserves in place ...       35,291           -        20,455              -        7,308          63,054
   Sales of reserves in place .......         (243)          -             -              -       (1,414)         (1,657)
   Production .......................      (99,346)          -        (7,824)             -      (10,135)       (117,305)
                                        ------------ ------------  ----------- ------------   -----------   ------------
December 31, 1998....................      667,019           -       167,743              -      111,004         945,766
                                        ============ ============  ===========  ===========   ============  ============

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

        The Company’s standardized measure of discounted future net cash flows as of December 31, 2000 and 1999 and changes therein for each of the years 2000, 1999 and 1998 are provided based on the present value of future net revenues from proved oil and gas reserves estimated by internal petroleum engineers in accordance with guidelines established by the Securities and Exchange Commission. These estimates were computed by applying appropriate year-end prices for oil and gas to estimated future production of proved oil and gas reserves over the economic lives of the reserves and assuming continuation of existing operating conditions. Year-end 2000 and 1999 calculations were made using prices of $22.97 per Bbl and $23.33 per Bbl, respectively, for oil and $8.81 per Mcf and $2.04 per Mcf, respectively, for gas. Using prices of $25.00 per Bbl for oil and $4.00 per Mcf for gas, discounted future net cash flows before income taxes would be $4 billion.

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

Standardized Measure of Discounted Future Net Cash Flows
(amounts in thousands)

                                                      Equatorial       Côte                        Other
                                        Domestic        Guinea       d'Ivoire        Egypt      International     Total
                                      -------------- -------------  ------------  ------------  -------------  -------------
December 31, 2000:
  Future cash inflows...............   $13,982,861    $2,235,805      $  517,314    $  377,839    $   580,997   $17,694,816
  Future development costs..........      (485,669)     (314,856)        (88,594)      (47,251)       (32,509)     (968,879)
  Future production costs...........    (1,884,571)     (182,127)       (107,897)      (65,870)      (204,873)   (2,445,338)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Future net cash flows before
     income taxes...................    11,612,621     1,738,822         320,823       264,718        343,615    14,280,599
  10% annual discount ..............   (4,736,565)      (655,452)       (162,360)      (68,098)      (169,756)   (5,792,231)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Discounted future net cash flows
     before income taxes............     6,876,056     1,083,370         158,463       196,620        173,859     8,488,368
  Discounted income taxes ..........    (2,045,909)     (285,118)       (126,409)      (91,183)       (92,756)   (2,641,375)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Standardized measure of discounted
     future net cash flows..........   $ 4,830,147    $  798,252      $   32,054   $   105,437    $    81,103   $ 5,846,993
                                      ============== =============  ============  ============  =============  =============

December 31, 1999:
  Future cash inflows...............   $ 4,381,919    $1,154,462      $  661,231   $   482,108    $   491,695   $ 7,171,415
  Future development costs..........      (569,875)     (206,963)       (117,069)      (31,711)       (16,724)     (942,342)
  Future production costs...........    (1,285,846)     (110,286)       (134,778)      (80,438)      (164,770)   (1,776,118)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Future net cash flows before
     income taxes...................     2,526,198       837,213         409,384       369,959        310,201     4,452,955
  10% annual discount ..............      (897,360)     (193,135)       (171,272)      (98,504)      (140,831)   (1,501,102)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Discounted future net cash flows
     before income taxes............     1,628,838       644,078         238,112       271,455        169,370     2,951,853
  Discounted income taxes ..........      (119,771)     (126,548)        (98,239)      (95,762)       (96,115)     (536,435)
                                      -------------- -------------  ------------  ------------  -------------  -------------
  Standardized measure of discounted
     future net cash flows..........   $ 1,509,067    $  517,530     $   139,873   $   175,693    $    73,255   $ 2,415,418
                                      ============== =============  ============  ============  =============  =============

Ocean Energy, Inc.
Notes to Consolidated Financial Statements

Principal Sources of Change in the Standardized Measure of Discounted Future Net Cash Flows
(amounts in thousands)

                                                                              Year Ended December 31,
                                                                 ---------------------------------------------------
                                                                      2000               1999             1998
                                                                 ----------------   ---------------  ---------------

 Beginning of Year............................................     $2,415,418         $   903,823      $ 1,220,407

    Revisions of previous quantity estimates less related costs       568,080             312,017          (19,572)
    Extensions and discoveries less related costs.............      1,960,883             200,617          126,854
    Purchases of reserves in place............................          5,549             900,316           47,290
    Sales of reserves in place................................        (86,043)           (417,231)            (377)
    Net changes in future prices and production costs.........      3,775,961           1,191,165         (507,478)
    Future development costs incurred during the period.......        300,247             159,831          236,170
    Sales of oil and gas produced, net of production costs....       (816,672)           (518,537)        (333,978)
    Accretion of discount.....................................        295,185              91,708          133,906
    Net changes in income taxes...............................     (2,104,939)           (523,177)         111,025
    Changes in estimated future development costs, production,
        timing and other .....................................       (466,676)            114,886         (110,424)
                                                                 ----------------   ---------------  ---------------
                                                                    3,431,575           1,511,595         (316,584)
                                                                 ----------------   ---------------  ---------------
 End of Year..................................................     $5,846,993         $ 2,415,418      $   903,823
                                                                 ================   ===============  ===============